

Roblox Corporation
2024 Proxy Statement
and 2023 Annual Report

Thursday, May 30, 2024
8:00 AM (Pacific Time)

Roblox's mission is to connect a billion people with optimism and civility.

2023 Highlights

Financial

$2.8B
REVENUE

$3.5B
BOOKINGS*

$458.2M
OPERATING CASH FLOW

Operational

68.4M
AVERAGE DAILY ACTIVE USERS

60.0B
HOURS ENGAGED

13M+
ACTIVE EXPERIENCES

14.5M
AVERAGE MONTHLY UNIQUE PAYERS

Human Capital Management

Named by **US News and World Reports** as one of the **Best Companies to work for 2023™**

Best Workplaces in the Bay Area™ 2021 and 2019

#7 on **Fast Company's The World's Most Innovative Companies** 2023

*For a reconciliation of GAAP Revenue to Bookings, see section titled "Non-GAAP Financial Measures", within Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations from pages 74-75 in our Annual Report on Form 10-K filed on February 21, 2024.

Letter from the Founder and CEO

Fellow Shareholders,

This year marks Roblox's third year as a public company. Over the last three years, the company grew daily active users (DAUs) 110% as we 'aged up' and expanded internationally. In 2023, we delivered our strongest year ever in revenue, bookings, DAUs, and Hours Engaged.

We also reinforced our competitive advantages by expanding our leadership team, investing in critical infrastructure, and empowering our Roblox developer community with new tools and technologies. Last year at our annual Investor Day, we discussed unlocking new value on the platform with the addition of advertising and e-commerce to complement our core microtransaction economy, bolstering the long-term growth roadmap of the company.

But, I want to take a step back to look at what is behind our growth. Our vision is to reimagine the way people come together. A fundamental part of being human is connecting, sharing, and doing things together. We are building an immersive shared-experiences platform to enhance and deepen positive human connection.

We believe we are at a critical moment for humanity. The news is full of headlines about how society is becoming less happy, more anxious, and more polarized. The incredible pace of technology with advances in areas like artificial intelligence (AI) is both awe-inspiring and anxiety-inducing. In a world that is more connected than ever, people are reporting feeling more and more isolated. According to the US Surgeon General, a lack of social connection can be as lethal as smoking 15 cigarettes a day.

While there is always concern about the potential impacts of new technologies, we remain optimistic. As digital technologies become more capable of mirroring and augmenting the physical world, new opportunities for human connection, communication, togetherness, and learning emerge.

At Roblox, we are creating an entirely new category with a mission to connect a billion people with optimism and civility. Every day, more than 70 million users come to Roblox to create, play, work, learn, and connect with each other in experiences built by our global community of creators.

In 2006 when we formed Roblox, we envisioned a singular platform to bring people together when they could not be together in real life. In 2023, 6.8 billion friendships were made on the platform with 18.6 million new friendships being formed daily. We view this not just as a big opportunity, but as a huge responsibility.

Safety and civility have been a foundation of our platform since day one. We built our first moderation system within a month of launching our platform and have stringent safety systems we constantly improve and evolve. We build safety features into design, employ a worldwide team of moderators who are working 24/7, partner with leading global organizations, and maintain a strict set of Community Standards. In 2023, we made great strides through AI and machine learning to not only improve our automated content moderation, but gain greater efficiencies. As we look to the future and continue to scale, we are focused on building a dynamic set of systems where age-appropriate experiences for every life stage can be found.

We have already brought so much of our vision to life through years of relentless innovation. Everyday our teams focus on solving cutting-edge technical challenges to enable more immersive communication, expand opportunities for our users to express themselves, and simplify ways to create and build on our platform. Most importantly, we are doing all of this in a safe, civil, and welcoming environment.

We are building a future where Roblox is "the place" to connect and communicate with family, friends, both old and new, and people around the world to forge new communities and share experiences with others who have similar interests. We are shepherding new and better ways for people to come together when they cannot be together in the real world.

We are enjoying having you along for our journey.

David Baszucki
Founder, President, CEO and Chair of our Board of Directors

Notice of 2024 Annual Meeting of Stockholders

R⬛BLOX

970 Park Place
San Mateo, California 94403

To the Stockholders of Roblox Corporation:

On behalf of our board of directors, it is our pleasure to invite you to attend the 2024 annual meeting of stockholders (including any adjournment or postponement thereof, the "**Annual Meeting**") of Roblox Corporation. The Annual Meeting will be held virtually via live webcast at https://web.lumiagm.com/215721927 (password: roblox2024), originating from San Mateo, California, on Thursday, May 30, 2024 at 8:00 a.m., Pacific Time.

We are holding the Annual Meeting to seek your approval of the following proposals:

Proposals	Board Vote Recommendation	For Further Details
1. Election of Class III Directors	**"FOR"** each director nominee	Page **11**
2. Advisory Vote on the Compensation of our Named Executive Officers	**"FOR"**	Page **43**
3. Ratification of the Independent Registered Public Accounting Firm	**"FOR"**	Page **80**

These items of business are more fully described in the proxy statement accompanying this letter.

Stockholders will also act on any other business properly brought before the meeting. At this time we are not aware of any such additional matters.

The record date for the Annual Meeting is April 1, 2024. Only stockholders of record of our Class A common stock and Class B common stock at the close of business on the record date may vote at the Annual Meeting. For stockholders of record, to vote in the Annual Meeting, you will need the control number included on your Notice of Internet Availability of Proxy Materials (the "**Notice**") or proxy card. If you are a street name stockholder, you will need to obtain a legal proxy from your broker, bank, or other nominee in order to vote your shares at the Annual Meeting.

On or about April 11, 2024, we mailed to our stockholders a Notice of Internet Availability of Proxy Materials containing instructions on how to access our proxy statement and annual report. This notice provides instructions on how to vote via the Internet or by telephone and includes instructions on how to receive a paper copy of our proxy materials by mail. The accompanying proxy statement and our annual report can be accessed directly at the following Internet address: http://astproxyportal.com/ast/24055/.

Whether or not you plan to attend the Annual Meeting, we urge you to submit your proxy or voting instructions via the Internet, telephone, or mail as soon as possible.

In the event of a technical malfunction or other situation that the meeting chair determines may affect the ability of the Annual Meeting to satisfy the requirements for a meeting of stockholders to be held by means of remote communication under the Delaware General Corporation Law, or that otherwise makes it advisable to adjourn the Annual Meeting, the meeting chair or secretary will convene the meeting at 9:00 a.m. Pacific Time on the date specified above and at the Company's address specified above solely for the purpose of adjourning the meeting to reconvene at a date, time and physical or virtual location announced by the meeting chair. Under either of the foregoing circumstances, we will post information regarding the announcement on the Investor Relations page of Roblox's website at https://ir.roblox.com.

By order of the board of directors,

Mark Reinstra

MARK REINSTRA
General Counsel and Corporate Secretary
San Mateo, California
April 11, 2024

How to Vote in Advance of the Meeting



Internet

www.voteproxy.com



Telephone

1-800-776-9437
(U.S. and Canada)
1-718-921-8500
(all other countries)



Mail

Mark, sign, date and promptly mail the enclosed proxy card in the postage-paid envelope



QR Code

Scan this QR code to vote with your mobile device

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be held on May 30, 2024. The proxy statement and the annual report are available at http://astproxyportal.com/ast/24055/.

PROXY

Table of Contents

Proxy Summary

This proxy summary highlights information regarding Roblox Corporation ("**Roblox**" or the "**Company**") and certain information included elsewhere in this proxy statement. You should read the entire proxy statement before voting. You should also review our 2023 annual report to stockholders for detailed information regarding the 2023 financial and operating performance of Roblox, including the audited financial statements and related notes included in the report.

ITEM 1

Election of Class III Directors

THE BOARD RECOMMENDS A VOTE **FOR** EACH DIRECTOR NOMINEE.

SEE PAGE
11

ITEM 2

Advisory Vote on the Compensation of our Named Executive Officers

THE BOARD RECOMMENDS A VOTE **FOR** THIS PROPOSAL.

SEE PAGE
43

ITEM 3

Ratification of the Independent Registered Public Accounting Firm

THE BOARD RECOMMENDS A VOTE **FOR** THIS PROPOSAL.

SEE PAGE
80

PROXY

PLEASE VOTE TODAY

Your vote is important. Whether or not you plan to virtually attend the annual meeting, we urge you to vote promptly. Please carefully review the proxy materials and follow the instructions to cast your vote on all of the proposals.

QUESTIONS AND ANSWERS ABOUT THE 2024 ANNUAL MEETING

Please see "*Questions and Answers About the Proxy Materials and 2024 Annual Meeting*" for important information about the annual meeting, virtual meeting format, proxy materials, voting, Company documents, communications, deadlines to submit stockholder proposals and other pertinent information.

Note About Forward-Looking Statements

This document includes forward-looking statements within the meaning of the federal securities laws. All statements other than statements of historical or current facts made in this document are forward-looking. We use words such as "anticipate"," believe," "may," "will," "should," "could," "estimate," "continue," "expect," "future," "intend," "target," "project," "plan," "contemplate," "predict" and similar expressions to identify forward-looking statements. Forward-looking statements reflect management's current expectations and are inherently uncertain. Actual results could differ materially for a variety of reasons. Risks and uncertainties that could cause our actual results to differ significantly from management's expectations are described in our Annual Report on Form 10-K for the year ended December 31, 2023. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements we make.

Note About Our Website and Reports

None of the statements on our website, other websites, or the current or periodic reports referenced or discussed in this proxy statement, are deemed to be part of, or incorporated by reference into, this proxy statement. Some of the statements on our website, other websites, or the current or periodic reports herein, may contain cautionary statements regarding forward-looking information that should be carefully considered. The statements on our website, other websites, or other current or periodic reports may also change at any time and we undertake no obligation to update them, except as required by law.

Board Highlights

		Director Since	Committee Memberships			Other Public Company Directorships
			ACC	LDCC	NCGC	
Nominees	**Anthony P. Lee** `IND`, `LEAD` Vice President of Altos Ventures Management Inc.	2008			■	—
	Andrea Wong `IND` Former President of International Production for Sony Pictures Television and International for Sony Pictures Entertainment	2020		■	✓	3
Continuing	**Christopher Carvalho** `IND` Former Chief Operating Officer of Kabam Games Inc.	2015	✓		✓	1
	Gina Mastantuono `IND` Chief Financial Officer of ServiceNow Inc.	2021	■	✓		—
	Jason Kilar `IND` Former CEO of Warner Media, LLC	2023	✓	✓		1
	David Baszucki Founder, President, Chief Executive Officer and Chair of Roblox Corporation	2004				—
	Gregory Baszucki Co-Founder of Founder Partners, Chief Executive Officer of Wheelhouse Enterprises	2008				—

ACC – Audit and Compliance Committee
LDCC – Leadership Development and Compensation Committee
NCGC – Nominating and Corporate Governance Committee

✓ Member
■ Chairperson
`LEAD` Lead Independent Director
`IND` Independent

A Diverse and Skilled Board

We believe that our diverse board of directors (our "**Board**") has an appropriate mix of skills, expertise and experience to oversee critical matters of the Company and to represent the interests of our stockholders.

Independence	Tenure	Gender Diversity	Racial/Ethnic Diversity
			
71.4%	AVERAGE **9.9** YEARS	**28.6%**	**28.6%** ETHNICALLY DIVERSE
■ Independent ■ Non-Independent	■ 0-5 yrs ■ 6-10 yrs ■ 11< yrs	■ Female ■ Male	■ Diverse ■ Non-diverse

Skill / Experience	Criteria / Description	Members with Experience
Public Company CEO / Executive	Experience as a current or former CEO, President, CFO and/or COO within the past 5 years	■■■
Public Company Board (excluding Roblox)	Experience serving as a member of a public company board within the last five years (excluding Roblox)	■■■
Private Company Board (excluding Roblox)	Current or prior experience as a member of a privately-held company board (excluding Roblox)	■■■■■■
Entertainment Industry	Experience and expertise with the entertainment and media industry and businesses	■■■■
Government Relations / Regulatory	Background or experience in regulatory and public policy	■■
Technology / Digital Media	Experience and expertise in technology-related business or technology functions, resulting in knowledge of how to anticipate technological trends and an understanding of technology related risks	■■■■■■
Public Company Finance	Experience as an executive responsible for financial results of a breadth and complexity comparable to Roblox	■■
Audit / Accounting	Experience with accounting, financial reporting processes and internal controls, including experience working with financial statements and auditors	■■■■■
Mergers and Acquisitions	M&A and integration experience (including buy-and sell-side) as a public company director	■■■■
Cybersecurity	Understanding of and experience in overseeing corporate cybersecurity programs and having a history of participation in relevant cyber education	■■
International Operations	Experience with the challenges companies face in building out international operations and compliance programs	■■■■■
People / Compensation	Expertise in aligning Company culture, performance, reward and talent with strategy as well as remote and flexible work strategies	■■■■■■
Leadership Development	Experience with corporate governance requirements, leadership development and succession planning of management	■■■■■
Corporate History and Evolution	Experience and understanding of Roblox's corporate history and evolution	■■■■■■

Corporate Governance Highlights

We believe that good corporate governance promotes the long-term interests of our stockholders, strengthens our Board and management accountability and leads to better business performance. For these reasons, we are committed to maintaining strong corporate governance practices.

Details regarding our corporate governance practices can be found in the "Corporate Governance" section beginning on page 19, including the following highlights:

- strong lead independent director with expansive duties;
- board comprised of 71.4% independent directors;
- executive sessions of non-management directors and at least two annual executive sessions of independent directors;
- annual Board and committee self-evaluations;
- strong Board diversity;
- detailed strategy and risk oversight by board and committees;
- no director overboarding;
- 100% independent Board committees;

- focus on executive officer succession planning;
- director onboarding program and continuing director education;
- periodic review of committee charters and key governance policies;
- stock ownership guidelines for directors and executive officers;
- commitment to fostering a diverse and inclusive workplace;
- focus on Company culture; and
- annual advisory Say-on-Pay vote.

Executive Compensation Highlights

Pay for Performance and Stockholder Alignment

Our compensation program focuses on **ownership**, **long-term retention** and **value creation**.

- Base Salary + Long-Term Equity Awards in 2023

  - **CEO:** 100% of compensation was based on the Founder and CEO Long-Term Performance Award and required substantial share price growth over a five-year performance period for vesting.

  - **Other NEOs:** over 90% of compensation of our other continuing named executive officers ("**NEOs**") was equity-based and subject to either time-based vesting over three years or performance-based vesting, based on achievement against bookings and adjusted EBITDA targets.

Compensation Practices

WHAT WE DO	WHAT WE DO NOT DO
✓ 100% independent directors on our Leadership Development and Compensation Committee ("**LDCC**")	✗ No pension plans
✓ Independent compensation advisor, who provides no other services to the Company	✗ No hedging or pledging of our stock by directors, executives or employees
✓ In 2023, our CEO's entire compensation was at-risk, and based on substantial stock price performance	✗ No excise tax gross-ups upon a change in control
✓ Annual review of NEO compensation levels using size appropriate peer group and broader technology industry survey data	
✓ Double-trigger change in control arrangements	
✓ Assess the risk-reward balance of our compensation programs to mitigate undue risks	
✓ Robust stock ownership requirements apply to all executive officers and non-employee directors	
✓ Annual advisory vote on NEO compensation	
✓ Regular reviews of executive officer compensation and peer group data	

Board of Directors

ITEM 1:

Election of Class III Directors



THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE NOMINEES NAMED BELOW

Our Board

Our Board is currently comprised of seven members. We have a classified board consisting of three classes, designated as Class I, Class II and Class III, each serving staggered three-year terms. Information regarding each director nominee and continuing director is set forth below. As detailed further in this proxy statement, our Board, including the two director nominees, reflects a broad array of knowledge, experience, skills, backgrounds and other attributes, including diversity.

Nominees

Upon the recommendation of our Nominating and Corporate Governance Committee ("**NCGC**"), our Board has nominated Anthony Lee and Andrea Wong for election as Class III directors at the Annual Meeting for new three-year terms, each to serve until the 2027 annual meeting of stockholders and until a successor has been duly elected and qualified, or until such director's earlier resignation, retirement or other termination of service.

Voting Considerations

Each of the nominees has consented to being named in the proxy statement and to continue to serve as a director, if elected; however, in the event that a director nominee is unable or declines to serve as a director at the time of the Annual Meeting, the proxies will be voted for any nominee designated by our Board to fill such vacancy.

If you are a stockholder of record and you sign your proxy card or vote by telephone or over the Internet but do not give instructions with respect to the voting of directors, your shares will be voted "FOR" the election of each of the nominees. If you are a street name stockholder and you do not give voting instructions to your broker or nominee, your broker will leave your shares unvoted on this matter.

Vote Required

Each director is elected by a plurality of the voting power of our common stock present in person (including virtually) or represented by proxy at the meeting and entitled to vote on the election of directors. Because the outcome of this proposal will be determined by a plurality vote, any shares not voted "FOR" a particular nominee, whether as a result of choosing to "WITHHOLD" authority to vote or a broker non-vote, will not have an effect on the outcome of the election.

Director Nominees

The following biographies are for our Class III nominees up for election for a three-year term expiring at the 2027 annual meeting.



Anthony P. Lee

Vice President of Altos Ventures Management, Inc.

Age: 53

Director Since:
2008

Committees:

Nominating and Corporate Governance (Chair); Lead Independent Director

Background

Mr. Lee has served as a member of our Board since February 2008 and was appointed as our Lead Independent Director in November 2020. He joined Altos Ventures in May 2000 and is currently a Vice President of Altos Ventures Management, Inc., which manages a family of international, technology-focused venture capital funds. He is a managing director of each fund. In addition, Mr. Lee currently serves on the board of directors of several private companies and non-profit organizations. He holds an AB in Politics from Princeton University and an MBA from the Stanford Graduate School of Business.

Director Qualifications

We believe that Mr. Lee is qualified to serve on our Board because of his significant knowledge of and history with our Company and his experience as a seasoned investor and current and former director of many companies.



Andrea Wong

Former President of International Production for Sony Pictures Television and International for Sony Pictures Entertainment

Age: 57

Director Since: 2020

Committees:

Leadership Development and Compensation (Chair), Nominating and Corporate Governance

Background

Ms. Wong has served as a member of our Board since August 2020. Ms. Wong has served as a member of the board of directors of Liberty Media Corporation, an owner and operator of various media, communications and entertainment businesses, since September 2011 and Qurate Retail, Inc., an owner and operator of various digital commerce businesses since April 2010. Ms. Wong has served as a member of the board of directors of Hudson Pacific Properties Inc., a real estate investment trust since August 2017. From September 2011 to March 2017, Ms. Wong served as President, International Production for Sony Pictures Television and President, International for Sony Pictures Entertainment. From April 2007 to April 2010, she served as President and Chief Executive Officer of Lifetime Entertainment Services. Ms. Wong served in various positions with ABC, Inc., a subsidiary of The Walt Disney Company, from August 1993 to March 2007, most recently as Executive Vice President, Alternative Series, Specials and Late Night. Ms. Wong previously served as a director of Hudson's Bay Company, a Canadian retail company, and Oaktree Acquisition Corp, Oaktree Acquisition Corp II, and Social Capital Hedosophia Holdings Corp., each a blank check company. Ms. Wong holds a BS in electrical engineering from the Massachusetts Institute of Technology and an MBA from the Stanford Graduate School of Business.

Director Qualifications

We believe that Ms. Wong is qualified to serve on our Board because of her extensive background in media programming across a variety of platforms, her executive leadership experience with the management and operation of companies in the entertainment sector, and her experience as a current and former director of many companies.

Continuing Directors

The following biographies are for each Class I director whose current term will expire at the 2025 annual meeting.



Christopher Carvalho

Former Chief Operating Officer of Kabam, Inc.

Age: 58

Director Since: 2015

Committees:

Audit and Compliance, Nominating and Corporate Governance

Background

Mr. Carvalho has served as a member of our Board since December 2015. Between January 2010 and December 2013, Mr. Carvalho served as Chief Operating Officer of Kabam, Inc., a developer of online computer games. From June 2008 to October 2010, he served as Vice President and General Manager of SmartyCard, a division of Gazillion Entertainment, a developer of online computer games. Between January 1999 and June 2008, Mr. Carvalho served in several capacities with Lucasfilm Ltd., a film and entertainment company, including as the head of Business Development. Mr. Carvalho serves on the board of Modern Times Group MTG AB, a digital entertainment company listed on the Nasdaq Stockholm AB. Between 2016 and 2019, Mr. Carvalho served as a member of the board of directors of G5 Entertainment AB, a developer and publisher of mobile games listed on the Nasdaq Stockholm AB main market and the Nasdaq OTCQX. Mr. Carvalho holds an MBA from the University of California, Los Angeles Anderson School of Management and a BS in Business Administration from the University of California, Berkeley, Haas School of Business.

Director Qualifications

We believe that Mr. Carvalho is qualified to serve on our Board because of his executive level experience in online gaming, his general experience with and knowledge of the industry in which we operate, and his experience as a current and former director of many companies.



Jason Kilar

Former CEO of WarnerMedia, Inc.

Age: 52

Director Since: 2023

Committees:

Audit and Compliance, Leadership Development and Compensation

Background

Mr. Kilar has served as a member of our Board since September 2023. Since March 2019, Mr. Kilar has also served as a member of the board of directors of Opendoor Technologies Inc. Since September 2017, Mr. Kilar has served as a member of the board of directors of Wealthfront Inc. Previously, Mr. Kilar served as the Chief Executive Officer of Warner Media, LLC, a media and entertainment subsidiary of its public company parent, WarnerBros. Discovery, Inc. from May 2020 to April 2022. Prior to that, Mr. Kilar co-founded and served as the Chief Executive Officer of Vessel Group, Inc., a video platform company, from 2013 to 2017. Prior to Vessel Group, Mr. Kilar served as the founding Chief Executive Officer of Hulu, LLC, a streaming service company, from 2007 to 2013. Mr. Kilar also served in a variety of senior leadership roles with Amazon.com, Inc., an e-commerce technology company, from 1997 to 2006, including as Senior Vice President, Worldwide Application Software, and Vice President and General Manager of Amazon's North American media businesses. He has also served on various other private company boards of directors, including Univision Communications Inc. from September 2016 to April 2020 and Brighter Inc. from 2013 until its acquisition by Cigna Corporation in 2017. Mr. Kilar received his B.A. degree in Journalism and Business Administration from University of North Carolina at Chapel Hill and M.B.A. degree from Harvard Business School.

Director Qualifications

We believe that Mr. Kilar is qualified to serve on our Board because of his deep expertise in operations as a former CEO and seasoned board member, and his extensive experience with technology, high-growth, media, consumer and digital companies.



Gina Mastantuono

Chief Financial Officer of ServiceNow, Inc.

Age: 53

Director Since: 2021

Committees:

Audit and Compliance (Chair), Leadership Development and Compensation

Background

Ms. Mastantuono has served as a member of our Board since April 2021. Ms. Mastantuono has served as the Chief Financial Officer of ServiceNow, Inc. since January 2020. From December 2016 to January 2020, Ms. Mastantuono served as Executive Vice President and Chief Financial Officer of Ingram Micro Inc., a provider of global technology and supply chain services and as its Executive Vice President, Finance from April 2013 to December 2016. From June 2007 to April 2013, Ms. Mastantuono served as Senior Vice President, Chief Accounting Officer and International Chief Financial Officer of Revlon, Inc., a cosmetics, skin care, fragrance and personal care company. Before Revlon, Ms. Mastantuono held various finance executive roles at InterActiveCorp., a publicly traded operator of a diversified portfolio of specialized and global brands, and Triarc Companies, Inc., a publicly traded consumer products company. Ms. Mastantuono currently serves on the board of directors of Gong.io Inc., a revenue intelligence platform company. She began her career at Ernst & Young, LLP in New York. Ms. Mastantuono is a certified public accountant with more than 20 years of finance experience. Ms. Mastantuono attended the State University of New York at Albany, where she earned a BS degree in Accounting and Business Administration.

Director Qualifications

We believe Ms. Mastantuono is qualified to serve on our Board because of her deep financial and strategic acumen and her extensive management experience with global technology companies. Further, Ms. Mastantuono's financial expertise over 20 years in finance provides her with the necessary skills and experience to perform audit and compliance committee functions.

The following biographies are for each Class II director whose current term will expire at the 2026 annual meeting.



David Baszucki

Founder, President, Chief Executive Officer and Chair of the Board

Age: 61

Director Since: 2004

Background

Mr. Baszucki has served as our Founder, President, Chief Executive Officer and member of our Board since March 2004. From July 1989 until December 1998, Mr. Baszucki served in various positions at Knowledge Revolution, a developer of 2D and 3D motion simulation software, which was acquired in December 1998 by MSC Software Corporation, a software company that specializes in simulation software, and which was acquired by Hexagon AB, a global technology group focused on precision measuring technologies, in February 2017. Between December 1998 and December 2000, Mr. Baszucki served in various positions at MSC Software Corporation, most recently as General Manager. Mr. Baszucki currently serves as a member of the board of directors of the Paley Center for Media. Mr. Baszucki holds a BS in Electrical Engineering from Stanford University.

Director Qualifications

We believe that Mr. Baszucki is qualified to serve on our Board because of the perspective and experience he brings as our Founder, President, Chief Executive Officer and Chair of our Board.



Gregory Baszucki

Co-Founder of Founder Partners, Chief Executive Officer of Wheelhouse Enterprises

Age: 59

Director Since: 2008

Background

Mr. Baszucki has served as a member of our Board since February 2008. Since January 2013, Mr. Baszucki has served as a Co-Founder of Founder Partners, a closely held partnership which builds and invests in capital efficient mobile, Internet and software companies. He is also the Chief Executive Officer of Wheelhouse Enterprises, Inc., a marketplace for buyers and sellers of business software and has served as such since its founding in January 2009. Prior to Founder Partners and Wheelhouse Enterprises, Mr. Baszucki founded and served as President of Dealix Corporation, an online automotive sales company between November 1998 and November 2006. Mr. Baszucki currently serves as a member of the board of directors of Interactive Memories, Inc, a private company. Mr. Baszucki holds a BS in Electrical Engineering from University of Minnesota-Twin Cities.

Director Qualifications

We believe that Mr. Baszucki is qualified to serve on our Board because of his significant knowledge of and history with our Company, his executive leadership experience, his extensive experience as an entrepreneur, and his experience as a current and former director of many companies.

PROXY

Board Composition

We are committed to having a skilled and experienced Board that will provide sound oversight as Roblox continues to execute on its long-term growth strategy.

> **In 2023, we appointed a new independent director to our Board, Jason Kilar, enhancing public company CEO and board experience and industry experience.**

Identification and Consideration of New Nominees

Our NCGC is responsible for reviewing with the Board the appropriate characteristics, skills, and experience required for the Board as a whole and its individual members. Our NCGC uses a variety of methods to identify and evaluate director nominees. Our NCGC and our Board evaluate each director in the context of the membership of the Board as a group, with the objective of maintaining a Board that can best perpetuate the success of the business and represent stockholder interests through the exercise of sound judgment using its diversity of backgrounds and experiences in various areas. While the Board has not established specific minimum qualifications for members of the Board, the Board believes that the assessment of director qualifications may include numerous factors, such as:

- character;
- professional ethics and integrity;
- judgment;
- business acumen;
- proven achievement and competence in one's field;
- the ability to exercise sound business judgment;
- tenure on the Board and skills that are complementary to the Board;

- an understanding of the Company's business;
- an understanding of the responsibilities that are required of a member of our Board;
- other time commitments; and
- diversity with respect to professional background, education, race, ethnicity, gender, age and geography, as well as other individual qualities and attributes that contribute to the total mix of viewpoints and experience represented on the Board (collectively, the "**Director Criteria**").



Director Candidate Evaluation

The NCGC considers:

- the current size and composition of the Board and the needs of the Board and its respective committees
- the Director Criteria
- other factors that the NCGC may consider appropriate

Director Nomination Process

The NCGC is responsible for identifying and screening candidates for Board membership and recommending candidates for Board membership to the entire Board

Screening of Candidate

The NCGC screening process includes:

- candidate interviews
- inquiry of the person or persons making the recommendation or nomination
- engagement of an outside search or consulting firm to gather additional information

Recommendation and Approval

The Board has final authority to approve director candidates for nomination to the Board, following recommendation by the NCGC

This past year, as part of the Board succession planning and refreshment process, the NCGC, together with the Board, discussed the Board's future composition needs. This discussion included the desired skills and attributes of new board members and the current and long-term needs of our business and the skills composition of our Board and committees. Through this process the Board identified prior operational expertise as a CEO as an important priority for overall Board composition. The NCGC worked with a third-party search firm to identify candidates with these skills and attributes. As a result of a robust and deliberate search process, in September 2023 we appointed Jason Kilar, former CEO of WarnerMedia, LLC, former CEO of the Vessel Group, Inc. and former Co-Founder and CEO of Hulu, LLC to our Board. In connection with Mr. Kilar's appointment to the Board, he became a member of our LDCC and Audit and Compliance Committee ("ACC").

PROXY

Stockholder Recommendations and Nominations to the Board of Directors

The NCGC will consider director candidates recommended by stockholders holding at least 1% of the fully diluted capitalization of the Company continuously for at least 12 months prior to the date of the submission of the recommendation, so long as such recommendations comply with our amended and restated certificate of incorporation, amended and restated bylaws, and applicable laws, rules and regulations, including those promulgated by the Securities and Exchange Commission (the "**SEC**"). The NCGC will evaluate such recommendations in accordance with its charter, our amended and restated bylaws and our policies and procedures for director candidates, as well as the Director Criteria. This process is designed to ensure that our Board includes members with diverse backgrounds, skills, and experience, including appropriate financial and other expertise relevant to our business. Eligible stockholders wishing to recommend a candidate for nomination should direct the recommendation in writing by letter, attention of the General Counsel or the Legal Department, at 970 Park Place, San Mateo, California 94403. Such recommendations must include the candidate's name, home and business contact information, detailed biographical data, relevant qualifications, a statement of support by the recommending stockholder, a signed letter from the candidate confirming willingness to serve on our Board, information regarding any relationships between the candidate and our Company, evidence of the recommending stockholder's ownership of our capital stock, and any other information required by our amended and restated bylaws. The NCGC has discretion to decide which individuals to recommend for nomination as directors.

Under our amended and restated bylaws, stockholders may also directly nominate persons for our Board. Any nomination must comply with the requirements set forth in our amended and restated bylaws and should be sent in writing to our Corporate Secretary. To be timely for the 2025 annual meeting of stockholders, nominations must be received by our Corporate Secretary observing the same deadlines for stockholder proposals discussed below under "*Questions and Answers About the Proxy Materials and 2024 Annual Meeting — What is the deadline to propose actions for consideration at next year's annual meeting of stockholders or to nominate individuals to serve as directors? — Stockholder Proposals.*"

Corporate Governance

Director Independence

Under the listing standards of the New York Stock Exchange ("**NYSE**"), independent directors must comprise a majority of a listed company's Board unless the listed company qualifies as a "controlled company." In addition, NYSE listing standards require that, subject to the "controlled company" exemption, each member of a listed company's audit, compensation, and nominating and corporate governance committees be independent. Under NYSE listing standards, a director will only qualify as an "independent director" if the Board affirmatively determines that the director has no material relationship with the Company (either directly or as a partner, stockholder or officer of an organization that has a relationship with the Company). We believe we are eligible for, but do not take advantage of, the "controlled company" exemption to the corporate governance rules for NYSE-listed companies.

Our Board has undertaken a review of the independence of each director. Based on information provided by each director concerning their background, employment and affiliations, our Board has determined that five of our six non-employee directors (Mr. Carvalho, Mr. Kilar, Mr. Lee, Ms. Mastantuono and Ms. Wong) do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is "independent" as that term is defined under the listing standards of the NYSE. In making these determinations, our Board considered the current and prior relationships that each non-employee director has with our Company and all other facts and circumstances our Board deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and any transactions involving them described in the section titled "*Transactions with Related Persons.*"

Board Leadership Structure

We believe that the structure of our Board and its committees provides strong overall management of our Company. Mr. David Baszucki currently serves as both the Chair of our Board and as our Chief Executive Officer ("**CEO**"). As our founder, Mr. Baszucki is best positioned to identify strategic priorities, lead critical discussions, and execute our business plans.

Our Board has adopted corporate governance guidelines that provide that one of our independent directors should serve as our Lead Independent Director if the Chairperson of our Board is not independent. In addition, only independent directors serve on the ACC, LDCC and NCGC. As a result of the Board's committee system, the existence of a majority of independent directors, and Lead Independent Director, the Board believes it maintains effective oversight of our business operations, including independent oversight of our financial statements, executive compensation, selection of director candidates, and corporate governance programs. We believe that the leadership structure of our Board is appropriate and enhances our Board's ability to effectively carry out its roles and responsibilities on behalf of our stockholders, while Mr. Baszucki's combined role enables strong leadership, creates clear accountability, and enhances our ability to communicate our message and strategy clearly and consistently to stockholders.

LEAD INDEPENDENT DIRECTOR DUTIES AND RESPONSIBILITIES

Our Corporate Governance Guidelines provide that if the Chairperson of our Board is not an independent director, our independent directors will designate one of the independent directors to serve as Lead Independent Director. Because Mr. David Baszucki is our Chair and CEO, our Board, including the independent directors, appointed Anthony P. Lee to serve as our Lead Independent Director in 2020. In appointing Mr. Lee as Lead Independent Director, the Board considered Mr. Lee's demonstrated leadership during his tenure as a director, his contributions as the chair of the NCGC; and his prior contributions as a member of the ACC and LDCC. The Board continues to believe that Mr. Lee's ability to act as a strong lead independent director provides balance in our leadership structure and is in the best interest of Roblox and its stockholders.

As Lead Independent Director, Mr. Lee:

- is responsible for calling, contributing to the agenda and presiding over separate meetings of our independent directors;
- reports to our CEO and Chair regarding feedback from executive sessions;
- serves as spokesperson for the Company as requested; and
- performs such additional duties as a majority of the independent directors may designate from time to time.

Board Committees

Our Board has established the ACC, the LDCC, and the NCGC. Each committee member meets the requirements for independence under the listing standards of the NYSE and SEC rules and regulations, and each committee operates under a written charter that satisfies the applicable rules and regulations of the SEC and the listing standards of the NYSE. A copy of each charter is available on our website at ir.roblox.com under "Governance." Members will serve on these committees until their resignation or until as otherwise determined by our Board. The composition and responsibilities of each of the committees of our Board is described below.



Gina Mastantuono
(Chair)



Christopher Carvalho



Jason Kilar

6

MEETINGS IN 2023

Audit and Compliance Committee

Our ACC is responsible for, among other things:

- selecting a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

- helping to ensure the independence and oversee the performance of the independent registered public accounting firm;

- reviewing and discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent registered public accounting firm, our interim and year-end results of operations;

- reviewing our financial statements and our critical accounting policies, principles and estimates;

- overseeing and monitoring the audit and integrity of our financial statements, accounting and financial reporting processes, and internal controls;

- overseeing the design, implementation, and performance of our internal audit function;

- overseeing our compliance with the Public Company Accounting Oversight Board ("PCAOB"), and other legal and regulatory requirements;

- adopting and overseeing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

- overseeing our policies on risk assessment and risk management;

- reviewing cybersecurity and data security risks and mitigation strategies;

- reviewing the overall adequacy and effectiveness of our legal, regulatory and ethical compliance programs;

- reviewing and approving related party transactions; and

- approving or, as required, pre-approving, all audit and all permissible non-audit services, to be performed by the independent registered public accounting firm.

Each member of the ACC meets the financial literacy and sophistication requirements of the listing standards of the NYSE.

No member of our ACC may serve on the audit committee (or other board committee performing equivalent functions) of more than three public companies, including Roblox, unless our Board determines that such simultaneous service would not impair the ability of such member to effectively serve on our ACC and we disclose such determination in our annual proxy statement.

Our Board has determined that Ms. Mastantuono is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K.

Our ACC has engaged a third-party consultant to advise on cybersecurity matters.

PROXY



Andrea Wong
(Chair)



Jason Kilar



Gina Mastantuono

4
MEETINGS IN 2023

Leadership Development and Compensation Committee

Our LDCC is responsible for, among other things:

- reviewing and approving the corporate goals and objectives applicable to the compensation of our executive officers, including our CEO and evaluating the performance of each such officer in light thereof;

- reviewing, determining and approving the cash and equity compensation of our officers, including our CEO and other key employees;

- reviewing, approving and administering our employee benefit and equity incentive plans;

- advising our Board on management proposals to stockholders on executive compensation matters and overseeing management's engagement with stockholders and proxy advisory firms on executive compensation matters;

- establishing, reviewing, and overseeing the development and implementation of employee compensation plans to ensure consistency with our general compensation strategy;

- reviewing and discussing our compensation policies and practices with management for risk assessment;

- reviewing and making recommendations regarding non-employee director compensation to our full Board;

- retaining or obtaining the advice of compensation advisors, independent legal counsel and other advisors; and

- periodically reviewing and discussing with our Board our corporate and CEO succession planning and leadership development plans for the CEO and other executive officers.

Compensation Committee Interlocks and Insider Participation

None of the members of our LDCC is or has been an officer or employee of our Company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions) of any entity that has one or more of its executive officers serving on our Board or LDCC. See the section titled "*Transactions with Related Persons*" for information about any related party transactions involving members of our LDCC or their affiliates.



Anthony P. Lee
(Chair)



Andrea Wong



Christopher Carvalho

3

MEETINGS IN 2023

Nominating and Corporate Governance Committee

Our NCGC is responsible for, among other things:

- identifying, evaluating, and selecting, or making recommendations to our Board regarding, nominees for election to our Board;

- considering and making recommendations to our Board regarding the composition of our Board and its committees;

- overseeing the evaluation of our Board, each of its Committees, and each director;

- reviewing and overseeing the Company's trust and safety programs and policies;

- overseeing and reviewing developments in our corporate governance practices, including developing and making recommendations to our Board regarding our corporate governance guidelines or framework; and

- developing, approving and reviewing compliance with the Company's Code of Business Conduct and Ethics and reviewing conflicts of interest of directors and officers other than related party transactions reviewed by the ACC.

Board and Committee Meetings

Meeting Attendance

During our fiscal year ended December 31, 2023, our Board held 4 meetings (including regularly scheduled and special meetings). Each director attended at least 90% of the aggregate of (i) the total number of meetings of our Board held during the period for which he or she has been a director and (ii) the total number of meetings held by all committees of our Board on which he or she served during the periods that he or she served.

Executive Sessions

To encourage and enhance communication among non-employee directors, and as required under applicable NYSE rules, our corporate governance guidelines provide that the non-employee directors will meet in executive sessions without management directors or management present on a periodic basis but no less than twice a year. Such executive sessions will be led by independent directors. In addition, if any of our non-employee directors are not independent directors, then our independent directors will also meet in executive session on a periodic basis but not less than twice a year.

Attendance at Annual Meeting of Stockholders

Each director is strongly encouraged to attend the Company's annual meetings of stockholders. All then-serving directors attended our 2023 annual meeting of stockholders.

Board Oversight of Risk

Risk is inherent with every business, and we face a number of risks, including strategic, financial, business and operational, legal and compliance, and reputational, in the pursuit and achievement of our strategic objectives. We have designed and implemented processes to manage risk in our operations.



BOARD OF DIRECTORS

- has responsibility for the oversight of our risk management framework, which is designed to identify, assess, and manage risks to which our Company is exposed, as well as to foster a corporate culture of integrity
- regularly reviews our strategic and operational risks in the context of discussions with management, question and answer sessions, and reports from the management team at each regular Board meeting

AUDIT AND COMPLIANCE COMMITTEE

- assists our Board in fulfilling its oversight responsibilities with respect to risk management in the areas of internal control over financial reporting and disclosure controls and procedures, legal and regulatory compliance;
- discusses with management, the internal auditors, and the independent auditor guidelines and policies with respect to risk assessment and risk management, as well as potential conflicts of interest; and
- oversees our initiatives related to cybersecurity, including prevention and monitoring

LEADERSHIP DEVELOPMENT AND COMPENSATION COMMITTEE

- assesses risks arising from our compensation philosophy and practices applicable to all employees to determine whether they encourage excessive risk-taking and evaluates policies and practices that could mitigate such risks; and
- oversees succession planning initiatives

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

- assesses risks relating to our corporate governance practices and the independence of the Board; and
- oversees our initiatives related to trust and safety

MANAGEMENT

- is responsible for the day-to-day oversight and management of strategic, operational, legal and compliance, cybersecurity, and financial risks

Leadership Development and Management Succession Planning

The Board and management team recognize the importance of continuously developing our executive talent. The LDCC periodically reviews the performance of, and succession planning for, our management team (including our CEO) and evaluates potential successors to management positions. In conducting its evaluation, the LDCC considers current and future organizational needs, competitive challenges, leadership and management potential and development and emergency situations.

Corporate Governance Guidelines and Code of Business Conduct and Ethics

Our Board has adopted Corporate Governance Guidelines that address items such as the qualifications and responsibilities of our directors and director candidates, including independence standards, and corporate governance policies and standards applicable to us in general. In addition, our Board has adopted a Code of Business Conduct and Ethics that applies to all of our and our subsidiaries' employees, officers and directors, including our CEO, chief financial officer, and other executive and senior financial officers and our contractors, consultants and agents. The full text of our Corporate Governance Guidelines and our Code of Business Conduct and Ethics is posted on our website at ir.roblox.com under "Governance Documents." We will disclose any amendments to our Code of Business Conduct and Ethics or any waivers of the requirements of our Code of Business Conduct and Ethics for directors and executive officers on the same website or in filings under the Exchange Act.

KEY CORPORATE GOVERNANCE GUIDELINES PROVISIONS

01 **Board and Committee Self-Evaluations**	The NCGC oversees an annual self-evaluation by the Board and each of its committees. The NCGC will utilize the results of this process in assessing Board composition and performance to further the interests of the Company and its stockholders in a manner consistent with the Company's mission and core values.
02 **Director Onboarding and Education**	The NCGC oversees the Company's director orientation and continuing education programs. The directors and the Company are committed to ensuring that all directors receive orientation and continuing education.
03 **Limitation on Other Board Service**	No director should serve on more than four additional public company boards without the approval of the Board. Our CEO should not serve on more than one additional public company board.
04 **No Competing Board Service**	No director should sit on the board of any competitor of the Company, and every director should do an annual review of their other directorships to assess whether competition with the Company may have evolved in the preceding year due to new product or service introductions, among other things.
05 **Change in Employment**	Directors are instructed to notify the NCGC if they become aware of circumstances, including changes of employment, that could materially interfere with their service as a director. The NCGC may request that the director cease the activity or, in more severe cases, submit his or her resignation from the Board.

Communication with the Board

The Board believes that stockholders should have an opportunity to send communications to the non-management members of the Board. In cases where stockholders and other interested parties wish to communicate directly with the Company's non-management directors, messages should be in writing and should be sent to the General Counsel, Chief Financial Officer or Legal Department by mail to the principal executive office of the Company. Any such communication should be made in accordance with the following policy.

Each communication should set forth (i) the name and address of the stockholder, as it appears on the Company's books, and if the Company's Class A common stock is held by a nominee, the name and address of the beneficial owner of the Company's Class A common stock and (ii) the number of shares of the Company's Class A common stock that are owned of record by the record holder and beneficially by the beneficial owner.

The Company's General Counsel, Chief Financial Officer or Legal Department, in consultation with appropriate directors as necessary, shall review all incoming communications and screen for communications that (1) are solicitations for products and services, (2) relate to matters of a personal nature not relevant for the Company's stockholders to act on or for the Board to consider and (3) matters that are of a type that render them improper or irrelevant to the functioning of the Board or the Company, including without limitation, mass mailings, product complaints or inquiries, job inquiries, business solicitations and patently offensive or otherwise inappropriate material. If appropriate, the Company's General Counsel, Chief Financial Officer or Legal Department will route such communications to the appropriate director(s) or, if none is specified, to the Chairperson of the Board or the Lead Independent Director if the Chairperson of the Board is not independent.

The Company's General Counsel, Chief Financial Officer or Legal Department may decide in the exercise of his, her or its judgment whether a response to any communication is necessary and shall provide a report to the NCGC on a quarterly basis of any communications received for which the General Counsel, Chief Financial Officer or Legal Department has responded. These policies and procedures for communications with the non-management directors are administered by the NCGC.

These policies and procedures do not apply to (a) communications to non-management directors from officers or directors of the Company who are stockholders or (b) stockholder proposals submitted pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended.

Family Relationships

David Baszucki, our Founder, President, CEO and Chair of our Board and Gregory Baszucki, one of our directors, are brothers. There are no other family relationships among any of our executive officers or directors.

Corporate Social Responsibility Highlights

At Roblox, we are focused on our mission to connect a billion people with optimism and civility. We are building an immersive platform for connection and communication that enriches the way people connect, create, and express themselves through shared experiences. We believe that the Roblox community, including our employees, developers, creators, and users, are our most important asset and we are dedicated stewards of our community and the environment. Our commitment to environmental, social and governance begins with our focus and aspirations around our people and the trust, safety and civility of our platform. Below we describe the highlights of our efforts in these areas.

Our Values

We have embraced four core values since we founded the Company that we expect our employees to incorporate into their daily actions:

01
Respect the community

We consider our impact on the world, strive to respect everyone's best interests, and communicate authentically. We prioritize community before company, company before team, and team before individual.

02
We are responsible

We are responsible for both the intended and unintended consequences of our actions.

03
Take the long view

We set a long-term vision, even when making short-term decisions. We challenge the status quo, think big, and look for innovation in whatever we do.

04
Get stuff done

We drive execution by taking initiative and relentlessly iterating towards the long-term goal.

Governance

We are committed to sound corporate governance practices and encouraging effective policy- and decision-making at both the Board and management level. Our Board, its committees, and our management provide oversight around our efforts in many of the corporate social responsibility areas described below. For example, our NGCC oversees our initiatives related to the trust and safety of our users and our ACC oversees matters relating to the cybersecurity of both our platform and users. Our governance practices are described in more detail in the section of this proxy statement entitled "Corporate Governance."

Our People

At Roblox, we maintain an innovation-first culture that seeks to empower our employees and leaders. We believe that teams are most successful when aligned around a shared vision and given the autonomy to tackle big opportunities. As of December 31, 2023, our employee workforce consisted of 2,457 full-time employees, of which over 1,800 employees were in product and engineering functions, accounting for approximately 75% of our total full-time employees, and over 100 of our full-time employees were located outside of the U.S. In October 2023, we asked a number of our remote employees to begin working from our San Mateo headquarters by July 2024 in an effort to further promote engaging, collaborative, and productive team environments.

People Programs

Compensation

We offer competitive compensation to attract and retain the best people, and we help care for our people so they can focus on our mission. Our employees' total compensation package includes market-competitive salary and equity. We generally offer employees equity at the time of hire and through regular refresh grants because we want them to be owners of the Company and committed to our long-term success.

Benefits

The wellbeing of our employees and their families is one of our top priorities. We offer a comprehensive program to provide our employees with the resources needed to achieve health, wealth, and happiness. Our benefits include the following for our U.S. benefits-eligible employees:



Healthcare
- medical and pharmacy
- dental
- vision
- healthcare concierge support
- $20,000 lifetime reimbursement for fertility, adoption, or surrogacy services (increased to $50,000 in 2024)



Mental Health
- 25 covered coaching or therapy sessions per person per year, including employees and dependents



Financial
- 401(k) match: $1 for $1 contribution match up to 50% of the IRS deferral limit
- employee stock purchase plan: 15% discount with 24-month offering period
- life and AD&D insurance
- short-term and long-term disability insurance



Commuting Benefits
- unlimited rides on Caltrain



Perks
- mobile phone allowance: $100/month
- onsite (headquarters): breakfast, lunch, snacks, and gym



Time Off and Leaves
- flexible time off policy
- 12 holidays, plus company coordinated time off
- leaves of absence: maternity, parental, medical, family care, military, and sabbatical (for eligible employees after ten years of service)

Additionally, effective January 1, 2024, we began providing a Lifestyle Spending Account (LSA) with an annual $1,200 allowance to cover eligible perks and lifestyle benefits including fitness and wellbeing, remote work, commuter and transit, family support, and financial wellbeing expenses.

Success Sharing

We believe that our employees should have the opportunity to share in our success. To achieve this, we offer employees the ability to participate in an employee stock purchase plan, which allows them to purchase stock at a discounted price.

Pay Equity

We believe that people should be paid equitably for what they do, regardless of their gender or race. To maintain pay equity, we benchmark and set pay ranges based on relevant market data and consider factors such as an employee's role, level, location, and their performance. In addition to rigorous benchmarking, we compute our compensation outcomes using a formulaic approach. We also regularly review our compensation practices, both in terms of our overall workforce and individual employees, to ensure our pay is fair and equitable. In 2023, we conducted our annual pay equity analysis which indicated that we continue to have pay equity across genders and by race in the United States for people in similar jobs (accounting for factors such as location, role, level, and performance).

Employee Engagement

As part of our employee engagement process, we regularly collect feedback from employees to better understand and improve their experiences and identify opportunities to strengthen our culture. In 2023, we surveyed our employees quarterly, and on average 83% of participating employees said they were proud to work for Roblox.

Giving Back to the Community

Each year, we match employee donations to eligible charities, up to $15,000 per contributor. In 2023, approximately $1.8 million in contributions were matched by the Company.

Diversity, Equity & Inclusion

We strive to create a diverse, inclusive and respectful community that is welcoming of everyone, no matter their identities and beliefs. Our vision is that on our platform people can be whoever they want to be. Our user's journey starts with creating a unique digital identity that they take everywhere they go on the platform, with limitless opportunities for self-expression. To help focus our core values and to promote and support diversity, inclusion and equity, we have established several affinity groups. Our affinity groups are inclusive, voluntary and employee-led whose aim is to promote inclusion at the Company and allow networking, mentorships, and other opportunities for professional and personal development. They include groups for women, racial and ethnic minorities, and people who identify as LGBTQIA+.

Our Commitment to Civility and Safety

Safety and civility are foundational to everything we do. We are focused on building a safe and civil place where everyone can create, explore, collaborate, and share experiences. We have built a platform with industry-leading safety and civility features. We continuously evolve our platform as our community grows and evolves.

Community Standards

We are building an immersive platform for connection and communication: a space for people to adventure, experience, and explore. We are a global community on this journey together with our users and creators and we want to ensure everyone feels welcome and safe and is treated with kindness and respect. That is why we have created our Community Standards to outline how we expect our users to behave and to be clear up front about what is and is not allowed on our platform.



| COMMUNITY STANDARDS THAT OUTLINE CLEAR EXPECTATIONS FOR USING ROBLOX | IF ANYONE IS FOUND TO BE IN VIOLATION OF THESE STANDARDS, THEY MAY BE SUSPENDED OR REMOVED |

We do not tolerate inappropriate content and behavior, and we take swift action to address any user who violates our Terms of Use, including any attempts to go around our safety policies and protocols. We continue to enhance our platform and policies in an attempt to thwart behavior intended to undermine our safety policies and protocols.

You can read our Community Standards here: https://en.help.roblox.com/hc/en-us/articles/203313410

Content Review, Moderation and Safety Features

We take significant measures to promote safety and civility for all users on our platform. We review every uploaded image, video, and audio file on the platform, whether through human review or machine detection. Our moderation system is designed to protect our community and block accounts from our platform that violate either our Terms of Use or our Community Standards. We frequently audit our platform to ensure we are continually strengthening our proactive and reactive detection methods.

Additionally, users are required to verify their age to access certain features on our platform. Age verification requires the provision of a government-issued photo identification.

We also provide numerous tools to help our community, including parents, create a safe and fun environment. All text chat on our platform is filtered to prevent inappropriate content and personally identifiable information from being visible on the site. Players have different safety settings and may have different experiences based on their age. Account owners have the ability to limit or disable who can chat with them, follow them into experiences or invite them to private servers. We also provide the ability to report inappropriate behavior or content throughout our apps, websites and experiences.

Parents are able to monitor account activity for their children, including chat histories, private messages, friends and followers, transactions, creations, and recently played experiences. Parents also are able to limit the types of experiences their children can play, and their child's ability to chat on the platform and can set spending limitations.

We have also begun rolling out experience guidelines, which provide age recommendations for the content suitability of an experience. Based on these recommendations, users and parents can make informed decisions about the content they interact with, and parents can use this feature to control the content to which their child has access.

Additionally, we have created safety guides specifically designed to empower parents and caregivers to better protect their children in the digital age. You can review our safety guides on the civility section of our corporate website at corp.roblox.com.



Trust & Safety

■ thousands of expertly trained agents dedicated to protecting our users and monitoring 24/7



Content Review

■ human moderators and machine detection to review every uploaded image, video and audio file



Privacy

■ COPPA certified by kidSAFE and a member of the kidSAFE Seal Program



Parental Controls

Parents can:

■ limit or disable chat

■ restrict access

■ customize spending limits



Reporting System

Users can:

■ mute or block anyone

■ report inappropriate content/ behavior using our Report Abuse system



Communication Safety

■ filter text chat on the platform

■ for users under 13, our filters are even stricter

■ heightened verification for access to voice chat

Advancing Child Safety Initiatives

Roblox was proud to be one of the first companies to publicly support the California Age-Appropriate Design Code ("**CA AADC**"), following similar legislation introduced in the United Kingdom in 2021. The California Age-Appropriate Design Code required businesses that provide an online service, product, or feature for children to have certain safety and privacy protocols embedded into the design of product features. The law recognized the distinct needs of children at different age ranges and provided that businesses should take those differences into account when designing a product or feature. While enforcement of the CA AADC has been enjoined, Roblox continues to advocate for other jurisdictions to follow California's lead and adopt similar legislation aimed at principle-based safety by design for children.

We also adopted standards for advertising on the platform. Under the standards, developers are prohibited from showing advertisements to children under the age of 13.

Key Safety and Civility Partnerships

As part of our commitment to digital civility, we have formed a Trust & Safety Advisory Board comprised of world-renowned digital safety authorities. You can learn more about each of our Safety Advisory Board members at: corp.roblox.com/parents/.

We also partner with more than thirty leading global organizations and universities that focus on child wellbeing, online safety, or both, and we welcome intra-industry collaboration to keep users safe across platforms.

SAFETY, DIGITAL EDUCATION, AND INDUSTRY ORGANIZATIONS

Partnerships with over 30 leading global organizations that focus on child and internet safety and digital education including:

   

In partnership with the National Association of Media Literacy Education (NAMLE), we have published resources for parents and teachers, called Parenting in the Digital Age for young kids, tweens, and teens, including a primer on Building Resilience.

We also work with authorities such as the National Crime Agency and the National Center for Missing & Exploited Children to promptly report any suspected child exploitation, abuse materials or online grooming.

Key Safety Certifications

kidSAFE, an independent child safety organization, has certified our platforms as being compliant with the Children Online Privacy Protection Act (COPPA). Roblox is also a member of the kidSAFE Seal Program, an independent safety certification service and seal-of-approval program designed exclusively for children-friendly websites and technologies. Membership in the program means that the platform meets the kidSAFE safety and/or privacy standards. kidSAFE audits us on an annual basis for adherence to both COPPA and kidSAFE's own requirements for online child safety.

Additionally, in Germany, we have received a Unterhaltungssoftware Selbstkontrolle, or USK, quality seal, which is given to organizations with high youth protection standards.

Education on Roblox

We are dedicated to helping educators harness the power of our platform to create immersive learning experiences that inspire creativity, collaboration and creative thinking. To further this goal, we earmarked $25 million in funding for supporting impact initiatives on our platform. By making grants to leading education organizations and developers, we aspire to help 100 million students learn with us by 2030.

Director Compensation

Outside Director Compensation Policy

Our Board adopted a compensation policy for our non-employee directors (the **"Director Compensation Policy"**), in consultation with FW Cook, our independent compensation advisor. This policy is designed to attract, retain, and reward our non-employee directors. We also reimburse our non-employee directors for reasonable, customary and documented travel expenses to our Board meetings and relevant director continuing education courses and programs. The LDCC reviews the total compensation of our non-employee directors and each element of our Director Compensation Policy at least annually and our Director Compensation Policy was most recently amended in March 2023.

Cash Compensation

Under the Director Compensation Policy, each non-employee director was paid an annual cash retainer of $90,000. Additionally, each non-employee director who serves as lead independent director, chair, or member of a committee is paid additional annual cash fees as stated below.

Non-Employee Director – Amended Director Compensation Policy	Additional Cash Fees		
 $90,000 Annual Cash Retainer — $270,000 Annual Equity Compensation	**Lead Independent Director**		**$40,000**
		Committee Chair Fees	**Committee Membership Fees**
	Audit and Compliance Committee	$ 25,000	$ 15,000
	Leadership Development and Compensation Committee	$ 20,000	$ 10,000
	Nominating and Corporate Governance Committee	$ 15,000	$ 10,000

Each annual cash retainer and additional annual fee is paid in arrears on a prorated basis.

Equity Compensation

Under the Director Compensation Policy, in addition to the annual cash retainer, each non-employee director receives equity compensation in the form of RSUs, as further described below.

Initial Award: Each person who first becomes a non-employee director will receive, on the first trading day on or after the date on which such individual first becomes a non-employee director, an award of RSUs, or the Initial Award, covering (a) a number of shares of our Class A common stock having an approximate value equal to $180,000 and (b) a number of shares of our Class A common stock equal to the product of $270,000 multiplied by a fraction with a numerator equal to the number of calendar days between (and including) the date the individual first becomes a non-employee director and the date of the next annual meeting and a denominator equal to the number of days between (and including) the date of the prior annual meeting and the date of the next annual meeting (together, the "**Initial Award**"). The Initial Award vests as to one-third of the RSUs subject to the Initial Award on the first quarterly vesting date that is on or after the one-year anniversary of the Initial Award's grant date and as to one-third of the RSUs on each annual anniversary thereafter subject to the non-employee director continuing to provide services to us through the applicable vesting date.

Annual Award: Each non-employee director automatically will receive, on the Annual Meeting Date, an award of RSUs, or the Annual Award, covering a number of shares of our Class A common stock having an approximate value of $270,000. The Annual Award will vest as to one-fourth of the RSUs subject to the Annual Award on each of the first three quarterly vesting dates that are on or after the Annual Award's grant date and as to the remainder on the earlier of the day prior to the Annual Meeting Date next following the Annual Award's grant date or the one-year anniversary of the Annual Award grant date, subject to the non-employee director continuing to provide services to us through the applicable vesting date.

The number of shares granted as an Initial Award or Annual Award, as applicable, is determined by dividing the value of the Initial Award or Annual Award, as applicable, by the average fair market value of one share of our Class A common stock for the twenty (20) consecutive trading days ending on the last trading day of the month prior to the month that includes the grant date of the award, rounded down to the nearest whole share.

In the event of a "change in control" (as defined in our 2020 Equity Incentive Plan, the "**2020 Plan**"), under the terms of our 2020 Plan, each non-employee director will fully vest in their outstanding company equity awards issued under the Director Compensation Policy, including any Initial Award or Annual Award, unless specifically provided otherwise in the applicable award agreement or other written agreement between us and the non-employee director.

The quarterly vesting dates are February 20, May 20, August 20 and November 20.

Maximum Annual Compensation Limit

Under our Director Compensation Policy in any fiscal year, no non-employee director may be issued cash payments and equity awards with a combined value greater than $750,000. Any cash compensation paid or equity awards granted to an individual for their services as an employee, or for their services as a consultant (other than as a non-employee director), will not count for purposes of the limitations. The maximum limits do not reflect the intended size of any potential compensation or equity awards to our non-employee directors.

Non-Employee Directors Stock Ownership Guidelines

In May 2022, we adopted stock ownership guidelines applicable to our non-employee directors. Under the guidelines, each non-employee director is required to hold a number of shares of the Company's common stock with a value equivalent to at least five times his or her annual cash retainer for service on the Board (not including retainers for serving as chairperson of the Board or as a member or chair of any Board committee). Directors are expected to achieve the applicable level of ownership on the later of May 11, 2027 or their five-year anniversary of joining the Board. As of the date hereof, each of the non-employee directors is in compliance with the stock ownership guidelines.

Deferred Compensation Plan

In March 2023, we adopted a non-qualified deferred compensation plan (the "**Deferred Compensation Plan**") for non-employee directors and, as determined by the LDCC in its discretion, members of a "select group of management or highly compensated employees." Eligible non-employee director participants may elect annually to defer up to 100% of their cash director fees and their equity awards granted under the Company's 2020 Plan. Initially, eligible employee participants could elect to defer up to 90% of their base salary and up to 100% of their cash bonus compensation, and up to 100% of any RSUs or PSUs granted under the Company's 2020 Plan. The Deferred Compensation Plan was amended in September 2023 to reduce the maximum RSU or PSU deferral percentage for employees to 65%.

A participant's deferral contributions for a calendar year are credited to the participant's book entry account(s) under the Deferred Compensation Plan for such year, as applicable. Any deferred cash amounts under the plan are deemed invested in one or more hypothetical investment funds available under the Deferred Compensation Plan, as elected by the participant in accordance with the Deferred Compensation Plan's procedures. Any deferred RSUs and/or deferred PSUs under the Deferred Compensation Plan will, at the time the RSUs and/or PSUs would otherwise vest and become transferable to the participant under the terms of the 2020 Plan, but for the participant's election to defer, be reflected on the Company's books as an unfunded, unsecured promise to deliver to the participant a specified number of shares of our Class A common stock in the future. Any deferred RSUs and/or PSUs will be credited with any dividend equivalents, as specified in the Deferred Compensation Plan. The obligations under the Deferred Compensation Plan generally are payable upon the earliest to occur of a participant's separation from service or the date(s) elected by the participant. Upon a qualifying disability, a death, or our qualifying change in control, the obligations generally become immediately payable in a lump-sum. The obligations also may become payable upon a participant's qualifying unforeseeable emergency. However, any deferred RSUs and/or PSUs will only be payable to the extent vested under the terms of the 2020 Plan and related award agreements. The obligations generally are payable in the form of a lump sum cash payment or, in certain circumstances, in annual cash installment payments, as elected by the participant in accordance with the terms of the Deferred Compensation Plan. Any distributions representing RSUs and/or PSUs are payable in shares issued pursuant to the 2020 Plan, provided that any fractional shares are rounded down to the nearest whole share. The Company generally funds the cash obligations associated with the Deferred Compensation Plan by purchasing investments that match the hypothetical investment choices made by plan participants. The investments (and any uninvested cash) are held in a rabbi trust.

Director Compensation Table for Fiscal Year 2023

The following table sets forth information regarding the compensation earned or paid to our non-employee directors in 2023.

Our employee director, Mr. David Baszucki, did not receive any compensation for his service as a director for the year ended December 31, 2023. The compensation received by Mr. Baszucki as an employee is set forth in the section titled "*Executive Compensation—Summary Compensation Table for Fiscal Year 2023*."

The following table sets forth information regarding the compensation earned or paid to our non-employee directors in 2023.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	All Other Compensation ($)	Total ($)
Gregory Baszucki	90,000 [2]	252,153	6,500	348,653
Christopher Carvalho	122,038	252,153	6,500	380,691
Jason Kilar [3]	34,375	345,946	6,500	386,821
Anthony P. Lee [4]	—	—	6,500	6,500
Gina Mastantuono	125,000	252,153	6,500	383,653
Andrea Wong	130,557	252,153	6,500	389,210

[1] The amounts reported represent the aggregate grant date fair values of the RSUs awarded to the directors in the fiscal year ended December 31, 2023, determined by multiplying the number of units granted by the NYSE closing price of our Class A common stock on the grant date, in accordance with FASB ASC Topic 718. Such grant date fair values do not take into account any estimated forfeitures related to service-based vesting conditions. The valuation assumptions used in determining such amounts are described in the notes to Consolidated Financial Statements included in our Annual Report on Form 10-K filed on February 21, 2024. The amounts reflect the accounting cost for the RSUs and do not correspond to the actual economic value that may be received by the directors upon vesting or settlement of the RSUs.

[2] Mr. Baszucki deferred receipt of his cash fees under the Company's Deferred Compensation Plan. His cash fees will become payable in ten equal annual installments following a separation from service.

[3] Mr. Kilar joined the Board on September 13, 2023. His stock award represents his Initial Award under our Director Compensation Policy

[4] Mr. Lee has waived all fees and grants associated with his service as an outside director.

The following table lists all outstanding equity awards held by non-employee directors as of December 31, 2023:

Name	Grant Date	Number of Shares Underlying Options/RSUs[1][2]	Option Exercise Price ($)[1]	Grant Date Fair Value Per Restricted Share ($)[1]	Option Award Expiration Date
Gregory Baszucki	7/20/2016	1,168,650 [3]	0.07	—	7/20/2026
	5/25/2023	3,191 [4] [5]	—	39.51	—
Christopher Carvalho	12/15/2015	116,866 [3]	0.06	—	12/15/2025
	5/25/2023	3,191 [4]	—	39.51	—
Jason Kilar	9/13/2023	6,076 [6]		27.74	
	9/13/2023	6,395 [6]		27.74	
Anthony P. Lee [7]	—	—	—	—	—
Gina Mastantuono	4/15/2021	1,696 [8]	—	79.66	—
	5/25/2023	3,191 [4] [9]	—	39.51	—
Andrea Wong	8/31/2020	30,000 [10]	5.21	—	8/31/2030
	5/25/2023	3,191 [4]	—	39.51	—

[1] Amounts reflect all previous forward stock splits effected prior to the Company's direct listing.

[2] Amount reflects unvested RSUs and unexercised options held by our non-employee directors as of December 31, 2023.

[3] Amount reflects shares of our Class A common stock subject to a stock option granted pursuant to the terms and conditions of our 2004 Equity Incentive Plan (the "**2004 Plan**") and a stock option agreement thereunder. The shares subject to the stock option are fully vested.

[4] Amount reflects shares of our Class A common stock subject to an RSU granted pursuant to the terms and conditions of our 2020 Plan and RSU agreement thereunder. If a merger or change in control of the Company occurs before vesting, the unvested portion of the RSU shall immediately vest. The RSU award vested as to one-fourth of the RSUs subject to such award on each of August 20, 2023, November 20, 2023, and February 20, 2024, and the remaining 1/4th of the RSUs shall vest on the earlier of (i) the day prior to the Company's annual meeting date following such award's grant date, and (ii) May 25, 2024, subject to the non-employee director's continued service through the applicable vesting date.

[5] Settlement of an additional 3,191 vested shares granted to Mr. Baszucki has been deferred under the Company's Deferred Compensation Plan and will become payable in ten annual installments following a separation from service.

[6] Amount reflects shares of our Class A common stock subject to an RSU granted pursuant to the terms and conditions of our 2020 Plan and RSU agreement thereunder. If a merger or change in control of the Company occurs before vesting, the unvested portion of the RSU shall immediately vest. The RSU award shall vest as to 1/3rd of the shares subject to such award on each of November 20, 2024, November 20, 2025, and November 2026.

[7] Mr. Lee has waived all fees and grants associated with his service as an outside director.

[8] Amount reflects shares of our Class A common stock subject to an RSU granted pursuant to the terms and conditions of our 2020 Plan and RSU agreement thereunder. If a merger or change in control of the Company occurs before vesting, the unvested portion of the RSU shall become immediately exercisable. The RSU award vested as to one-third of the RSUs subject to such award on May 20, 2022 and will vest as to one-third of the RSUs on each annual anniversary thereafter subject to the non-employee director continuing to provide services to us through the applicable vesting date.

[9] Settlement of an additional 3,191 vested shares granted to Ms. Mastantuono has been deferred under the Company's Deferred Compensation Plan and will become payable 50% on March 1, 2028 and 50% on a separation from service.

[10] Amount reflects shares of our Class A common stock subject to a stock option granted pursuant to the terms and conditions of our Amended and Restated 2017 Equity Incentive Plan (the "**2017 Plan**") and a stock option agreement thereunder. The shares subject to the stock option are fully vested.

Executive Officers

The following sets forth certain information regarding our executive officers as of April 1, 2024 (in alphabetical order):

Name	Age	Position
David Baszucki	61	Founder, President and Chief Executive Officer
Manuel Bronstein	48	Chief Product Officer
Arvind K. Chakravarthy	48	Chief People and Systems Officer
Michael Guthrie	58	Chief Financial Officer
Amy Rawlings	39	Chief Accounting Officer
Mark Reinstra	58	General Counsel & Corporate Secretary
Daniel Sturman	55	Chief Technology Officer

David Baszucki's biography is set forth above in the section titled "*Board of Directors and Corporate Governance—Director Nominees*."

Manuel Bronstein. Mr. Bronstein has served as our Chief Product Officer since March 2021. Prior to joining us, he served as Vice President Product Google Assistant at Alphabet, Inc. from July 2018 to March 2021. From April 2016 to June 2018, he served as Vice President of Product Management and between November 2014 to March 2016 as Director of Product Management for YouTube at Alphabet, Inc. Mr. Bronstein held leadership positions in the product organization at Zynga Inc. from February 2010 to June 2014, first as Director and later as Vice President of Product. Additionally, from 2003 to 2010 Mr. Bronstein held product development roles during the development of Xbox 360 at Microsoft. Mr. Bronstein currently serves on the board of directors for the New York Times Company. He holds a BS in Electronics Engineering from Universidad Simón Bolívar and an MBA. from the Haas School of Business at the University of California, Berkeley.

Arvind K. Chakravarthy. Mr. Chakravarthy serves as our Chief People and Systems Officer since July 2023. Previously, Mr. Chakravarthy served as Vice President, Engineering of Alphabet, Inc. from July 2019 to June 2023 and prior to that Mr. Chakravarthy was Chief Information Officer and Head of People Operations at Palantir Technologies from December 2014 to June 2019, focusing on building products that shape people processes and culture. Mr. Chakravarthy holds a BS in Chemical Engineering from Institute of Chemical Technology, Mumbai and holds an M.B.A from Santa Clara University.

Michael Guthrie. Mr. Guthrie has served as our Chief Financial Officer since February 2018. Prior to joining us, he served as Chief Financial Officer of TrueCar, Inc., an automotive pricing and information website, from January 2012 to February 2018. Earlier in his career, Mr. Guthrie was a principal in the private equity firms TPG Ventures and Garnett & Helfrich Capital, and was an investment banker at Credit Suisse First Boston. Mr. Guthrie holds a BA in Economics from the University of Virginia and an MBA from the Stanford Graduate School of Business.

Amy Rawlings. Ms. Rawlings has served as our Chief Accounting Officer since July 2022. Previously, Ms. Rawlings served as the Chief Accounting Officer of Zynga Inc. from August 2021 to July 2022. Prior to her role as the Chief Accounting Officer of Zynga Inc., Ms. Rawlings spent twelve years at Zynga Inc. in various roles across the accounting and finance organizations. Ms. Rawlings served as Vice President – Controller and Senior Director – Assistant Controller of Zynga Inc. where she helped lead the US and international accounting and operations teams. Before that, Ms. Rawlings managed the SEC Reporting and Revenue Accounting teams, assisting with various accounting standard adoption efforts, IPO readiness, SOX implementation and the financial statement preparation process. Prior to joining Zynga Inc., Ms. Rawlings worked at Ernst & Young from 2006 to 2010. Ms. Rawlings received a BA in Business Economics with an emphasis in Accounting from the University of California, Santa Barbara and is a Certified Public Accountant in the state of California.

Mark Reinstra. Mr. Reinstra has served as our General Counsel since December 2019 and our Corporate Secretary since November 2020. Between June 1994 and December 2019, Mr. Reinstra was a practicing attorney with Wilson Sonsini Goodrich & Rosati, P.C., our outside corporate law firm, most recently as a member of the firm. He holds a JD from Stanford Law School and BS in Industrial Engineering from the University of Wisconsin-Madison.

Daniel Sturman. Mr. Sturman has served as our Chief Technology Officer since January 2020. Between January 2019 and January 2020, Mr. Sturman served as an advisor and consultant to several privately-held companies. He served as Senior Vice President of Engineering and Support at Cloudera, Inc., an enterprise data cloud company between June 2015 and January 2019. From April 2007 to October 2014, he served as Engineering Director and between October 2014 and May 2015, as Vice President of Engineering for Google, Inc. From July 1996 to March 2007, he served in various capacities with IBM Corporation, most recently as Director of the engineering department. Mr. Sturman serves on the board of a privately held company. He holds a Ph.D. and an MS in Computer Science from the University of Illinois at Urbana-Champaign and a BS in Computer Science from Cornell University. Mr. Sturman has announced his decision to resign from the Company effective May 21, 2024 to pursue personal opportunities.

Executive Compensation

ITEM 2:

Advisory Vote on the Compensation of our Named Executive Officers



THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPROVAL, ON AN ADVISORY BASIS, OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

In accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "**Dodd-Frank Act**") and SEC rules, we are providing our stockholders with the opportunity to vote to approve, on an advisory or non-binding basis, the compensation of our NEOs as disclosed pursuant to Section 14A of the Exchange Act. This proposal, commonly known as a "Say-on-Pay" proposal, gives our stockholders the opportunity to express their views on our NEOs' compensation as a whole. This vote is not intended to address any specific item of compensation or any specific NEO, but rather the overall compensation of all of our NEOs and the philosophy, policies and practices described in this proxy statement. A non-binding advisory vote on our executive compensation program will again be included in our proxy statement next year.

The Say-on-Pay vote is advisory, and therefore is not binding on us, our LDCC or our Board. The Say-on-Pay vote will, however, provide information to us regarding investor sentiment about our executive compensation philosophy, policies and practices, which the LDCC will be able to consider when determining executive compensation for the remainder of the current fiscal year and beyond. Our Board and the LDCC value the opinions of our stockholders. To the extent there is any significant vote against the compensation of our NEOs as disclosed in this proxy statement, we will endeavor to communicate with stockholders to better understand the concerns that influenced the vote and consider our stockholders' concerns, and the LDCC will evaluate whether any actions are necessary to address those concerns.

We believe that the information provided in the section titled "*Executive Compensation*," and in particular the information discussed in the section titled "*Executive Compensation — Compensation Discussion & Analysis—Compensation Philosophy and Objectives*," demonstrates that our executive compensation program was designed appropriately and is working to ensure management's interests are aligned with our stockholders' interests to support long-term value creation. Accordingly, we ask our stockholders to vote "For" the following resolution at the Annual Meeting:

"RESOLVED, that the stockholders approve, on an advisory basis, the compensation paid to our NEOs, as disclosed in the proxy statement for the Annual Meeting pursuant to the compensation disclosure rules of the SEC, including the compensation discussion and analysis, compensation tables and narrative discussion, and other related disclosure."

Vote Required

The approval, on an advisory basis, of the compensation of our NEOs, requires the affirmative vote of a majority of the voting power of the shares of our common stock present in person (including virtually) or by proxy at the Annual Meeting and entitled to vote thereon to be approved. Abstentions will have the effect of a vote against this proposal, and broker non-votes will have no effect.

As an advisory vote, the result of this proposal is non-binding. Although the vote is non-binding, our Board and our LDCC value the opinions of our stockholders and will consider the outcome of the vote when making future compensation decisions for our NEOs.

Compensation Discussion & Analysis

Our NEOs for the year ended December 31, 2023, were:



David Baszucki
Founder, President
and Chief Executive
Officer



Michael Guthrie
Chief Financial Officer



Manuel Bronstein
Chief Product Officer



Mark Reinstra
General Counsel &
Corporate Secretary



Daniel Sturman
Chief Technology
Officer



Barbara Messing
Former Chief Marketing
Officer



Craig Donato
Former Chief
Business Officer

Executive Summary

Our mission is to connect one billion people with optimism and civility. Our executive compensation program is designed to attract, retain and motivate our leadership team to deliver the highest level of team and individual results while maintaining a long term focus by our NEOs and employees.

Compensation Philosophy and Objectives

To support the achievement of our corporate mission, our goal is to hire the best talent. We look for values alignment and excellence across four Pillars of Success - Innovation, Execution, Teamwork and Leadership. The objectives of our executive compensation program are to attract, retain and incentivize highly talented individuals to deliver the highest level of individual and team results, ensure each of our executives receives a total compensation package that encourages long-term retention, promote fairness and consistency while paying for performance, and align the interests of our executives with those of our stockholders. We do this by designing programs that tie executive compensation to individual performance, overall Company performance and the interests of our stockholders.

We use the following principles to establish a compensation plan that aligns with our philosophy:

Competitiveness	Attracting and retaining critical talent is important to us. We operate in a highly competitive talent market in the technology industry and our pay programs are designed to be competitive to attract new talent that supports our mission and culture.
Management Longevity	We believe that management longevity is a key driver of long-term value creation. Our executive compensation programs are designed to retain our executives, including through the use of time-based equity awards that vest over three years. In addition, we seek to reward significant growth in key financial and performance metrics through the use of performance-based restricted stock units ("**PSUs**") for our executives.
Long-Term Ownership	We want our executives to think like owners and focus on long-term value creation for the Company. We heavily weight our total pay package towards equity (and in the case of our CEO, entirely in equity), with the use of PSUs for our executives to further align our compensation program with long-term value creation for the Company. Over 90% of our continuing NEOs' compensation, on average, was delivered in the form of time-based or performance-based equity awards in 2023.
Strong Performance Orientation	We have a high standard for performance. We consider Company and individual performance, criticality of position, and trajectory in sizing our equity grants for our executive officers. The annual RSU grants we have made to our NEOs (other than our CEO) in 2023 vest over three-years. The value realized from those grants and the Founder and CEO Long-Term Performance Award is based on the value of our stock price when (and if) the grants vest, enhancing the link between the interests of our executives and our stockholders.
	We additionally granted PSUs for our executives (other than our CEO) in 2023 that are eligible to vest based on substantial financial and performance metrics to further enhance the performance orientation of the program.

Equity awards are central to our executive compensation program that is designed to promote fairness and consistency, maintain simplicity and provide rewards based on demonstrable performance. Equity ownership aligns the interests of our NEOs with the interests of our stockholders by enabling them to participate in the long-term appreciation of the value of our common stock. Additionally, equity awards provide an important tool for us to retain our NEOs, as awards are subject to vesting over a multi-year period and to continued service with the Company. Time-based awards granted to our NEOs (other than our CEO) in 2023 vest over three years, contingent on continued service and we continued granting PSUs for our executives, including our NEOs (other than our CEO), in 2023. The majority of compensation for our executive officers is delivered in equity, and in the case of our CEO, his compensation is comprised entirely in equity.

2023 Performance Highlights

In 2023, we achieved several significant financial and operational results:

68.4M
AVERAGE DAUS

$2.8B
GAAP REVENUE

$3.5B
BOOKINGS*

60.0B
HOURS ENGAGED

$458.2M
OPERATING CASH FLOW

---

* For a reconciliation of GAAP Revenue to Bookings see section titled "Non-GAAP Financial Measures", within Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations from pages 74-75 in our Annual Report on Form 10-K filed on February 21, 2024.

DAUs

Since Q4'20, our Daily Active Users ("**DAUs**") have increased by approximately 2x. We define a DAU as a user who has logged in and visited Roblox through our website or application on a unique registered account on a given calendar day. We track DAUs as an indicator of the size of the audience engaged on our platform. We believe that the growth in DAUs reflects the increasing value of our platform. For additional discussion of the definition of DAUs, see the section titled "Special Note Regarding Operating Metrics", in our Annual Report on Form 10-K filed on February 21, 2024.



DAUs

■ US & Canada ■ Europe ■ Asia-Pacific ■ Rest of World

Average New and Returning Monthly Unique Payers and Monthly Repurchase Rate

We define new monthly unique payers as user accounts that made their first purchase on the platform, or via redemption of prepaid cards, during a given month. Average new monthly unique payers for a specified period is the average of the new monthly unique payers for each month during that period. We define returning monthly unique payers as user accounts that have made a purchase on the platform, or via redemption of prepaid cards, in the current month and in any prior month. Average returning monthly unique payers for a specified period is the average of the returning monthly unique payers for each month during that period. We define monthly repurchase rate as the returning monthly unique payers in the current month, divided by the sum of the prior month's new monthly unique payers and returning monthly unique payers. Average monthly repurchase rate for a specified period is the average of the monthly repurchase rates for each month during that period. We use these measures to understand our monetization across our payers through the sale of virtual currency and subscriptions. For additional discussion of these definitions, see the section titled "Special Note Regarding Operating Metrics", in our Annual Report on Form 10-K filed on February 21, 2024.

Average New & Returning Monthly Unique Payers and Monthly Repurchase Rate



2023 Compensation Program Highlights

Highlights of our fiscal year 2023 compensation program for the NEOs and other executive officers were:

■ **CEO:** No new compensation was provided to our CEO in 2023 as the Founder and CEO Long-Term Performance Award was intended to cover compensation in 2023.

■ **Other NEOs**: Majority of compensation continued to be in the form of long-term incentives in 2023, including PSUs that further align pay with performance.

■ **PSU Design**: Redesigned our PSU program so that the PSUs granted in 2023 pay out based on achievement against bookings and adjusted EBITDA targets.

Key Leadership Transitions

■ In 2023, Ms. Messing transitioned from our Chief Marketing and People Experience Officer to our Chief Marketing Officer. She resigned from the Company effective December 8, 2023.

■ Mr. Donato resigned from the Company effective September 1, 2023.

■ Mr. Sturman has announced his decision to resign from the Company effective May 21, 2024.

Recent Compensation Program Changes and Highlights

- **CEO:** In March 2024, the LDCC determined it was in the best interest of the Company and our stockholders to cancel the Founder and CEO Long-Term Performance Award and to establish an annual market-based compensation program for Mr. Baszucki starting in 2024. Please see "*Compensation Discussion & Analysis—2024 Compensation Program—CEO Compensation*"" below for more information.

- **Other NEOs**: Majority of compensation continued to be in the form of long-term incentives, including PSUs that further align pay with performance. Please see "*Compensation Discussion & Analysis—2024 Compensation Program—Other NEO Compensation*"" below for more information

Advisory Vote on Executive Compensation

At our 2023 Annual Meeting, we sought an advisory vote from our stockholders regarding our executive officer compensation program and received a 98% favorable vote supporting the program. Our LDCC reviewed the final vote results of the advisory vote and, given the significant level of support, concluded that our executive compensation program provided a competitive performance package that incentivizes our NEOs and encourages their retention over the long-term. Our LDCC will continue to consider the outcome of our Say-On-Pay votes and our stockholder views when making compensation decisions for our NEOs.

Compensation Practices

WHAT WE DO	WHAT WE DON'T DO
✓ 100% independent director composition of the LDCC	✗ no pension plans
✓ independent Compensation Advisor: the LDCC engages an independent compensation advisor, who provides no other services to the Company	✗ no hedging or pledging of our stock by directors or employees
✓ a significant portion of compensation for NEOs is at-risk (and for our CEO, all compensation in 2023), and is tied to substantial performance against key performance metrics (for our CEO) and financial metrics (for our NEOs other than our CEO)	✗ no excise tax gross-ups upon a change in control
✓ annual review of NEO compensation and peer group data	
✓ double-trigger change in control arrangements	
✓ assess the risk-reward balance of our compensation programs to mitigate undue risks	
✓ robust stock ownership requirements apply to all executive officers and directors	
✓ annual advisory vote on NEO compensation	

Evolution of our Compensation Program



FEBRUARY
2021
The LDCC granted the Founder and CEO Long-Term Performance Award to Mr. Baszucki. The award was approved by our stockholders, including a majority of our disinterested stockholders.

APRIL
2022
The LDCC further aligned executive pay to performance by granting our executives (other than our CEO) approximately 20% of their target annual equity award value in the form of PSUs that vest based on the Company's stock price performance. Executives also received time-based RSUs that vest generally over four years.

MARCH
2024
Following a re-evaluation of CEO pay, the LDCC approved the cancellation of the Founder and CEO Long-Term Performance Award previously granted to David Baszucki and approved Mr. Baszucki's 2024 compensation, which consists solely of an equity award that consists of 75% PSUs and 25% time-based RSUs.

MARCH 10
2021
Roblox stock market debut date

MARCH
2021
Mr. Baszucki's annual salary was reduced to $0.

APRIL
2023
The LDCC further aligned executive pay to performance by granting our executives (other than our CEO) approximately 28% of their target annual equity award value in the form of PSUs that vest based on Adjusted EBITDA and Bookings metrics. Executives also received time-based RSUs that vest over three years.

MARCH
2023
The LDCC adopted the Deferred Compensation Plan to incentivize retention.

PROXY

Compensation-Setting Process

Annually, the LDCC reviews and considers decisions on base salary adjustments and refresh equity grants for our executive officers in the first half of the fiscal year. This allows the LDCC to consider the prior year's performance when making compensation decisions and will enable total compensation decisions to be made for all executives at the same time.



Review

- the LDCC, in consultation with Frederic W. Cook & Co., Inc. ("**FW Cook**"), our independent compensation advisor, engages in a rigorous selection of comparable peers to inform compensation levels and program design. The LDCC endeavors to select companies we compete against for executive talent and are similar in size, scope and complexity.
- we also review our broader compensation philosophy and appropriateness of the incentive plans to assess their competitiveness with the market and alignment with our long-term strategy.

Evaluate

- throughout the year, we review changes in our business, market conditions and the scope of our executive officers' roles as well as all members of our broader management team. If a member of our management team is promoted to an executive officer level role during the year, we revisit compensation for that person in connection with their promotion.

Compensation-Setting Process

Approve

Set Current Year Pay

The LDCC, in consultation with our independent compensation advisor and our CEO review market data from our peer companies and technology industry survey data to assess how our NEOs are paid relative to similarly situated companies.

- Our CEO and the LDCC consider the performance, criticality and trajectory of each executive officer, internal pay equity, and competitive market data and Company performance against strategic goals, and our CEO makes recommendations to the LDCC for salary levels and equity grants for the upcoming year for each executive officer (other than himself).
- Considering the CEO's recommendations and other factors described above, the LDCC reviews and approves base salary and equity awards for the upcoming compensation year.

Roles and Responsibilities

Our compensation process is collaborative. The LDCC, FW Cook, other independent Board members, outside legal counsel, our management team and our CEO each provide valuable input and perspectives that are used to make executive compensation decisions. We believe this approach allows us to leverage the diverse experience and expertise of these groups for setting compensation levels, identifying appropriate metrics, and determining how value should be delivered to executive officers when performance expectations are met or exceeded.

LDCC	- is responsible for our overall compensation philosophy; - reviews, approves, and determines the compensation of our management team, including our CEO and other NEOs; - administers our equity compensation plans and Deferred Compensation Plan; - reviews and approves general policies and plans relating to compensation and benefits of our employees; - reviews and approves non-employee director compensation; - evaluates the performance, or assists in the evaluation of the performance, of our management team, including our CEO and other NEOs; - periodically reviews and discusses with our Board the corporate succession and development plans for executive officers and certain key employees; - reviews and discusses with management the compensation disclosures required to be included in the Company's annual filings; - oversees the submission of the Company's annual advisory vote on executive compensation; and - oversees and evaluates the performance of the compensation advisor.
Management	**Our CEO:** - reviews the amount and structure of pay components (salary and long-term equity incentives) for members of our management team other than himself; - identifies key targets and objectives, and negotiates sign-on pay packages and employment agreements for new members of our management team; - considers market data presented by our compensation advisor and internal corporate data to determine executive officer pay recommendations for the LDCC; and - evaluates the performance of our management team, including our NEOs, and reviews their performance with the LDCC when making recommendations to the LDCC. **Our human resources, finance and legal teams:** - support the LDCC by providing data on market pay practices, internal labor force considerations, as well as internal employee sentiment and engagement; - support the CEO with information on corporate and individual performance for NEOs and provides recommendations on other compensation matters; and - present information and provide clarity on market data, but refrain from participating in discussions or final decisions on their own pay amount and structure.

Compensation Advisor	**Beginning in December 2020, the LDCC engaged FW Cook as its independent compensation advisor. FW Cook:**
	■ attends meetings at the request of the LDCC, meets with the LDCC in executive session without management, and communicates with the LDCC regarding emerging issues and other matters; and
	■ reviews and provides advice relating to:
	■ annual and long-term incentive plans, including the degree to which incentive plans support business strategies and balance risk-taking with potential reward;
	■ peer group pay and performance comparisons;
	■ competitiveness of key executives' compensation;
	■ the design and amount of non-employee director compensation;
	■ design of other compensation and benefits programs; and
	■ preparation of public filings related to executive compensation, including CD&A and accompanying tables and footnotes.
	■ does not provide any services to us other than the services provided to the LDCC and our Board.
	The LDCC assessed the independence of FW Cook, taking into account, among other things, the enhanced independence standards and factors set forth in Exchange Act Rule 10C-1 and the applicable listing standards of the NYSE, and concluded that FW Cook is independent and there are no conflicts of interest regarding the work that FW Cook performs for the LDCC. No other fees were paid to the compensation advisor except fees related to its services to the LDCC.

Competitive Market Data

The LDCC assesses the competitiveness of each element of the executive officers' total direct compensation against our peer group as discussed below. This represents one of the many factors that the LDCC considers when it sets pay levels for our NEOs.

In developing the compensation peer group, the LDCC considered a number of factors, including:

- scale and complexity (using revenue and market capitalization);
- competitors for executive talent;
- geography (preference for companies with significant talent presence in the San Francisco Bay Area); and
- company business characteristics (for example, headquarter location, comparably sized high-growth technology companies, consumer facing technology companies, marketplace platforms, global operations, and other high growth indicators).

2023 Peer Group

In August 2022, the LDCC in consultation with FW Cook further reviewed our compensation peer group and selected the peer group below as the executive compensation peer group for 2023. The selection of the below peer group was based on criteria that included financial and other measures including our revenue and market capitalization. In this review we added three new companies to our 2023 compensation peer group (DoorDash, Dropbox and Unity Software) based on the criteria noted above. We also removed four companies from our 2022 compensation peer group that did not fit within the financial and other measurement criteria (Activision Blizzard, Block, eBay, and ServiceNow).

2023 PEER GROUP			
Autodesk	Dropbox	Roku	Twitter
CrowdStrike	Electronic Arts	Snap	Unity Software
Docusign	Match	Splunk	Workday
DoorDash	Okta	Twilio	

2024 Peer Group

In September 2023, the LDCC in consultation with FW Cook reviewed our compensation peer group and selected the peer group below as the executive compensation peer group for 2024. The selection of the below peer group was based on criteria that included financial and other measures including our revenue and market capitalization. In this review we added four new companies to our 2024 compensation peer group (Cloudflare, Datadog, MongoDB, and The Trade Desk) based on the criteria noted above. We also removed one company from our 2023 compensation peer group that was no longer a publicly traded corporation (Twitter).

2024 PEER GROUP			
Autodesk	DoorDash	Okta	The Trade Desk
Cloudflare	Dropbox	Roku	Twilio
CrowdStrike	Electronic Arts	Snap	Unity Software
Datadog	Match	Splunk	Workday
Docusign	MongoDB		

While we do not establish compensation levels solely based on a review of competitive data, we believe market data is a meaningful input to our compensation policies and practices. When making its compensation decisions, the LDCC also considers a number of other factors, including: Company performance, each executive's impact and criticality to our strategy and mission, relative scope of responsibility and potential, individual performance and demonstrated leadership, and internal pay equity considerations. In addition, as part of our executive compensation planning process, the LDCC reviewed aggregated survey data, which provided additional context regarding executive compensation practices in the marketplace, drawn from a Radford Custom Compensation Survey.

We expect to review our peer group annually to reflect changes to our size and scale.

Principal Elements of Our Executive Compensation and 2023 Compensation

Base Salary

Except as noted below for our CEO, we use base salary to provide a fixed amount of compensation for our NEOs in exchange for their services. The LDCC recognizes the importance of base salaries for our executives other than our CEO as an element of compensation that helps to attract and retain highly qualified executive talent, particularly in light of the absence of a cash bonus opportunity for our executive officers.

In 2023, our CEO's salary remained at $0 given his Founder and CEO Long-Term Performance Award, which covered all direct compensation for our CEO for 2023. Following the cancellation of the Founder and CEO Long-Term Performance Award in March 2024, our CEO's salary remains at $0.

In March 2023, our LDCC set base salaries for our other NEOs, to be effective April 1, 2023. In setting base salaries, our LDCC considered input from FW Cook, base salary practices and levels of our executive compensation peer group, internal parity, the overall compensation that each executive officer may potentially receive during his or her employment with us, individual performance and the roles and responsibilities of each of our executive officers. The below table reflects the base salary for each executive officer in 2022 and 2023.

Name	2022 Salary ($)	2023 Salary ($)[1]	Percent Change between 2022 and 2023
David Baszucki	0	0 [2]	0 %
Michael Guthrie	650,000	715,000	10 %
Manuel Bronstein	650,000 [3]	715,000	10 %
Craig Donato [4]	650,000 [3]	715,000	10 %
Barbara Messing [5]	650,000	715,000	10 %
Mark Reinstra	650,000	715,000	10 %
Daniel Sturman	650,000	715,000	10 %

[1] Represents each NEO's base salary as approved, effective April 1, 2023.

[2] Mr. Baszucki did not receive a base salary in 2023.

[3] Mr. Bronstein and Mr. Donato were not NEOs in fiscal year 2022.

[4] Mr. Donato resigned from the Company effective September 1, 2023.

[5] Ms. Messing resigned from the Company effective December 8, 2023.

Long-Term Incentive Compensation

We view long-term incentive compensation in the form of equity awards as a critical element of our executive compensation program. Our equity award program is the primary vehicle used to differentiate compensation and for offering long-term incentives to our NEOs. Our equity-based incentives have historically been granted either in the form of RSUs. Since 2022, we have granted PSUs as a portion of our executive compensation program for our executives, including each of our NEOs, other than our CEO. Each of our NEOs, other than our CEO, received approximately 28% of their 2023 annual equity award value in PSUs and 72% of their equity award value in time-based RSUs. We believe that equity awards align the interests of our NEOs with our stockholders, provide our NEOs with incentives linked to long-term performance, and foster an ownership mentality. In addition, the long-term vesting period of our equity awards supports retention.

Generally, we intend to grant annual equity awards that are sized to be competitive, transparent and reflect the performance, contribution and criticality of roles in our Company. Our CEO annually reviews and considers external market data in addition to performance of the executives and proposes equity grants to the LDCC. The LDCC exercises its judgment and discretion, in consultation with our CEO and FW Cook. To determine the size and types of equity awards that it approves, the LDCC considers, among other things, the role and responsibility of the NEO, competitive factors, the vested and unvested value of the equity awards held by the NEO, and the NEO's total compensation.

Fiscal Year 2023 Awards

In April 2023, the LDCC granted fiscal year 2023 annual equity awards in the form of PSUs and RSUs to the NEOs (other than our CEO) as shown below with vesting and other terms as described below.

Name	Intended Fiscal Year 2023 PSU Grant Value (at target) [1]	Number of Shares of PSU Grant (at target)	Intended Fiscal Year 2023 RSU Grant Value [2]	Number of Restricted Stock Units	Total Intended Grant Value [1][2]
Michael Guthrie	$2,730,000	64,129	$6,825,000	160,324	$9,555,000
Manuel Bronstein	$2,730,000	64,129	$6,825,000	160,324	$9,555,000
Craig Donato (3)	$2,000,000	46,981	$5,000,000	117,453	$7,000,000
Barbara Messing (4)	$2,000,000	46,981	$5,000,000	117,453	$7,000,000
Mark Reinstra	$1,890,000	44,397	$4,725,000	110,993	$6,615,000
Daniel Sturman (5)	$2,730,000	64,129	$6,825,000	160,324	$9,555,000

[1] The grant date fair value of the PSU awards as stated in our Summary Compensation Table for Fiscal Year 2023 differs from the intended grant value at target for the PSU awards stated above because the number of shares granted under our PSU awards were determined by dividing the intended value of the PSU award at target by the 20 trading day average closing price of a share of the Company's Class A common stock on the NYSE as of March 31, 2023.

[2] The grant date fair value of the RSU awards as stated in our Summary Compensation Table for Fiscal Year 2023 differs from the intended grant value for the RSU awards as stated above because the number of shares granted under our RSU awards were determined by dividing the intended value of the RSU award by the 20 trading day average closing price of a share of the Company's Class A common stock on the NYSE as of March 31, 2023.

[3] Mr. Donato resigned from the Company effective September 1, 2023. His PSU award and all unvested RSUs were forfeited in connection with his resignation.

[4] Ms. Messing resigned from the Company effective December 8, 2023, for "good reason". Pursuant to the terms of the PSU agreement, her PSU award will remain outstanding through the end of the performance period and a prorated portion of the earned PSUs based on performance shall be eligible to vest.

[5] Mr. Sturman has announced his intention to resign from the Company effective May 21, 2024. All unvested RSUs and PSUs will be forfeited upon his termination.

Each of our NEOs, other than our CEO, received approximately 28% of their 2023 annual equity award value in PSUs, which are subject to significant performance-based vesting conditions and service-based vesting conditions as described below. The scheduled performance period for the PSUs is January 1, 2023 through December 31, 2024. Between 0% and 200% of the PSUs will become eligible to vest if and to the extent the performance goals are satisfied, and then will vest if the applicable service-based vesting requirements are satisfied. 80% of the PSUs for each NEO become eligible to vest based on achievement of certain cumulative Bookings targets and 20% of the PSUs for each NEO become eligible to vest based on achievement of certain cumulative adjusted EBITDA targets as established by the LDCC. As defined in our PSU agreement, cumulative adjusted EBITDA correlates to our covenant adjusted EBITDA liquidity calculation. The LDCC chose Bookings and adjusted EBITDA as the performance metrics for the PSUs because it believes that these are key drivers of long-term value creation for the Company. At the end of the two-year performance period, the LDCC will certify achievement of the Company's performance against the applicable cumulative Bookings and adjusted EBITDA targets and 50% of the PSUs that are eligible to vest will vest on the certification date, subject to continued service on such date. The remaining 50% of the PSUs that are eligible to vest will vest on the three-year anniversary of the grant date, subject to continued service on such date. Any PSUs that have not satisfied the performance metrics immediately following the certification date will be forfeited.

Except as otherwise provided in the award agreement, if a participant ceases to be a service provider for any reason before the end of the performance period, all unvested PSUs held by the participant are immediately forfeited. Upon a participant's qualifying termination without cause or an involuntary termination for good reason (as defined in the participant's change in control severance agreement) not in connection with a change in control prior to the certification date, the PSUs will remain outstanding through the certification date and will become eligible to vest based on performance as if the participant's service had not been terminated. If such qualifying termination occurs prior to the certification date, the number of PSUs that will vest on the certification date and the three-year anniversary of the grant date will be prorated based on the portion of the performance period that the NEO was a service provider to the Company. In the event of a change in control during the performance period, the number of PSUs that will become eligible to vest will be based on actual performance through the date of the change in control or, if greater, at target. Upon a participant's qualifying termination in connection with a change in control prior to the final vesting date, all PSUs that are eligible to west will fully vest.

Upon the death or disability of a PSU award participant, 100% of the target number of shares subject to the PSU will vest immediately.

Each of our NEOs, other than our CEO, received approximately 72% of their 2023 annual equity award value in time-based RSUs. 1/12th of the RSUs vested on May 20, 2023 and 1/12th of the RSUs vest each quarter thereafter over three years, subject to the participant's continued service through each vesting date.

Founder and CEO Long-Term Performance Award

In February 2021, the LDCC granted the Founder and CEO Long-Term Performance Award, an RSU under our 2017 Plan to Mr. Baszucki, which would provide him the opportunity to earn a maximum number of 11,500,000 shares of our Class A common stock. The Founder and CEO Long-Term Performance Award was approved and ratified by our Board and our stockholders, including a majority of our disinterested stockholders (consisting of a majority of the total shares of Roblox preferred and common stock not owned, directly or indirectly, by David Baszucki and Gregory Baszucki). The Founder and CEO Long-Term Performance Award was scheduled to vest upon the satisfaction of a service condition and achievement of rigorous stock price goals, as described below. At the time of grant, this award was intended to be in lieu of other compensation for Mr. Baszucki for the seven-year period from 2021 through 2027 and was in lieu of other compensation for the period from 2021 through 2023. As noted above, the Founder and CEO Long-Term Performance Award was cancelled in March 2024.

In determining the terms and conditions of the Founder and CEO Long-Term Performance Award, the LDCC in consultation with an independent compensation advisor, considered many factors in determining whether to grant the Founder and CEO Long-Term Performance Award and the size and terms of the award. The LDCC was intent on establishing an award that would align Mr. Baszucki's long-term interests with those of stockholders, would require significant and sustained Company performance, and would discourage short-term risk taking to achieve short-term performance. The LDCC considered Mr. Baszucki's significant ownership percentage in the Company obtained primarily in connection with his founding of Roblox in 2004 and the amount of his ownership interests that were unvested as of the date of the grant in its deliberations of this award. Upon review of market data for similarly situated executives at comparable companies with an emphasis on the ownership percentage and equity value of founder chief executive officers at the time of an initial public offering, the LDCC believed that providing meaningful incentives for Mr. Baszucki to continue his leadership of Roblox as our CEO and to execute on his vision to further drive the growth of our business was of paramount importance.

The Founder and CEO Long-Term Performance Award was the exclusive direct compensation that Mr. Baszucki received through 2023. Mr. Baszucki did not receive any equity grants in 2023.

Prior to its termination, the Founder and CEO Long-Term Performance Award was entirely performance-based and was eligible to vest based on our significant stock price performance over multiple, staggered performance periods with the first beginning on March 2, 2023, which was two years after the effective date of the Company's direct listing (the "**Effective Date**") and ending on March 2, 2028, which is the seventh anniversary of the Effective Date. A Company stock price hurdle was only eligible to be achieved from and after the commencement of the applicable performance period. The Founder and CEO Long-Term Performance Award was divided into seven tranches that were eligible to vest based on the achievement of significant stock price goals, each a Company Stock Price Hurdle, measured based on an average of our stock price over a consecutive 90-day trading period during the performance period as set forth below. Each Company Stock Price Hurdle represented a significant increase to the reference price published by the NYSE in connection with our direct listing.

Company Stock Price Hurdle	Number of RSUs Eligible to Vest	Performance Period Commencement Dates
$165.00	750,000	March 2, 2023
$200.00	750,000	March 2, 2024
$235.00	2,000,000	March 2, 2025
$270.00	2,000,000	March 2, 2026
$305.00	2,000,000	March 2, 2026
$340.00	2,000,000	March 2, 2026
$375.00	2,000,000	March 2, 2026

If our Company's stock price over a consecutive 90-day trading period failed to reach $165.00 prior to March 2, 2028, which is the seventh anniversary of the Effective Date, no portion of the Founder and CEO Long-Term Performance Award would vest. Further, any Company Stock Price Hurdle not achieved by March 2, 2028 would terminate and be cancelled for no additional consideration to Mr. Baszucki. Mr. Baszucki must have remain employed by us as our CEO from the Effective Date through the date a Company Stock Price Hurdle was achieved to earn the RSUs associated with an applicable Company Stock Price Hurdle. Prior to its termination in March 2024, no Company Stock Price Hurdles were achieved and no portion of the Founder and CEO Long-Term Performance Award vested.

Prior to its termination, in the event of a change in control of Roblox before March 2, 2028, the Founder and CEO Long-Term Performance Award was eligible to vest in additional tranche(s) of RSUs if the per share deal price in the change in control resulted in the achievement of an additional Company Stock Price Hurdle(s) that had not previously been achieved regardless of whether the performance period for a particular Company Stock Price Hurdle had commenced. In such case, the tranche(s) of RSUs corresponding to that Company Stock Price Hurdle(s) would either vest immediately prior to the closing of the change in control to the extent the CEO employment requirement had been satisfied and the performance period with respect to a particular tranche had commenced prior to the date of the change in control, or if not, would become eligible to vest following the change of control subject to Mr. Baszucki's continuing services (in any capacity, not just that as CEO) through the date the performance period with respect to a performance period with respect to a particular tranche would have otherwise commenced, subject to any vesting acceleration provisions set forth in the 2017 Plan or the change in control severance agreement described below under the section titled *"Potential Payments upon Termination or Change in Control."* Additionally, in the event the change in control price fell between a Company Stock Price Hurdle that had been achieved (either before the change in control or as a result of the change in control) and one that has not, then a portion of that tranche of RSUs would vest based on a linear interpolation between each of these Company Stock Price Hurdles and the service requirement that applied to this interpolated amount would be the date of commencement of the performance period for the immediate next Company Stock Price Hurdle that was not achieved. The Founder and CEO Long-Term Performance Award would terminate and be cancelled upon a change in control for any tranche of the award for which the Company Stock Price Hurdle (or portion thereof) was not achieved.

2024 Compensation Program

On March 1, 2024, the LDCC approved (i) the cancellation of the Founder and CEO Long-Term Performance Award previously granted to David Baszucki, (ii) Mr. Baszucki's 2024 compensation, which consists solely of an equity award that consists of 75% PSUs and 25% time-based RSUs, as described below and (iii) 2024 the compensation program for all other executive officers.

CEO Compensation

At the time of grant, the LDCC intended for the Founder and CEO Long-Term Performance Award to be the exclusive cash and equity compensation that Mr. Baszucki would receive through 2027, unless there were unexpected events or changes in our business or other unforeseen factors that the LDCC determined would merit reevaluating Mr. Baszucki's compensation.

Commencing in August 2022, the LDCC began a long-term evaluation of Mr. Baszucki's compensation and what, if any, compensation-related actions should be taken given uncertain market conditions and volatility. As part of this evaluation, the LDCC considered whether the Founder and CEO Long-Term Performance Award, as the sole compensation payable to Mr. Baszucki, continued to satisfy the LDCC's intent in providing sufficient compensation and retention incentives for Mr. Baszucki.

During 2023 and up to February 2024, the LDCC met numerous times to consider Mr. Baszucki's compensation, including the Founder and CEO Long-Term Performance Award. FW Cook advised the LDCC and provided information regarding compensation peer group and market practices relating to executive compensation. The LDCC discussed various alternatives for Mr. Baszucki's compensation, including discussions regarding the cancellation of the Founder and CEO Long-Term Performance Award and the implementation of an annual equity compensation program for Mr. Baszucki similar to the equity compensation granted to our other executive officers. The LDCC considered that Mr. Baszucki did not earn any cash salary, cash bonus or equity compensation for the first three years of his service as a public company CEO of Roblox. Members of management were not present at the portions of the LDCC meetings in which the LDCC deliberated about Mr. Baszucki's compensation.

On March 1, 2024, given the LDCC's desire to transition Mr. Baszucki to an annual compensation program and the LDCC's determination that the Founder and CEO Long-Term Performance Award was no longer satisfying the Company's compensation objectives, the LDCC approved the cancellation of the Founder and CEO Long-Term Performance Award. None of the rigorous stock price goals associated with the Founder and CEO Long-Term Performance Award were achieved prior to its cancellation, and no shares subject to the award had vested.

On March 1, 2024, the LDCC approved Mr. Baszucki's 2024 compensation structure (the "**2024 CEO Compensation**"). The 2024 CEO Compensation is market-based, solely in the form of equity, and aligns Mr. Baszucki's interests with those of our stockholders by motivating and rewarding Mr. Baszucki to achieve long-term stockholder value creation while reflecting our pay-for-performance philosophy and enhancing retention. The 2024 CEO Compensation consists of an annual equity award with an intended target value of $25 million. Seventy-five percent of the target value is in the form of PSUs that will only vest if the Company achieves financial and operating performance goals that were determined by the LDCC, consisting of 446,534 PSUs (at target). The remaining 25% of the target grant value is in the form of time-based RSUs that will vest quarterly over three years upon continued service, consisting of 148,844 RSUs. Mr. Baszucki's base salary will remain at $0 and the 2024 CEO Compensation does not provide for cash compensation or a cash bonus opportunity for his services to Roblox. Mr. Baszucki's equity award was granted on March 1, 2024, consistent with the annual equity refresh grants for our other executive officers.

Mr. Baszucki participates in the same 2024 PSU program as our other executives, with PSUs earned for achievement of cumulative Bookings and adjusted EBITDA targets over a two-year performance period (ending December 31, 2025). Two-thirds of any earned PSUs vest upon certification of performance following the completion of the two-year performance period and the remaining 33% of any earned PSUs vest in equal quarterly installments over the next year. The payout of Mr. Baszucki's PSUs is capped at 200% of target, consistent with the PSUs granted to our other executives.

In determining the performance goals applicable to the PSUs, the LDCC selected cumulative Bookings and adjusted EBITDA targets, which are key drivers of our long-term strategic plan to grow the scale of our business and create near term margin expansion and directly tied to value creation. The performance goals were designed to be challenging, but achievable.

Peer group data. In approving the 2024 CEO Compensation, the LDCC reviewed extensive compensation peer group data and benchmarking studies provided by FW Cook. The LDCC took into consideration the level of risk associated with the 2024 CEO Compensation given no cash salary or bonus will be paid and the emphasis on performance-based compensation rather than time-based equity awards. The LDCC also took into consideration Mr. Baszucki's strong leadership and performance, and the desire to strengthen Mr. Baszucki's commitment and focus on continued growth of the business. Following a holistic review of these factors, the LDCC approved a 2024 target award value of $25 million, which is sized as a competitive CEO annual grant, rather than the larger size and longer-term structure of the Founder and CEO Long-Term Performance Award.

Timing of compensation decisions. Determining Mr. Baszucki's compensation on an annual basis gives the LDCC flexibility to react to changes in our business or market conditions. By setting goals and grant amounts annually, the LDCC can more closely align compensation with performance and align Mr. Baszucki's incentives with our other senior executives.

In approving the 2024 CEO Compensation, the LDCC determined that the value of the 2024 CEO Compensation was appropriate and necessary to incentivize Mr. Baszucki to achieve objectives that were consistent with the generation of long-term stockholder value and to help ensure Mr. Baszucki's continued service to Roblox.

Other NEO Compensation

Consistent with Mr. Baszucki's 2024 equity compensation grant, on March 1, 2024, the LDCC also acted to approve the 2024 executive compensation program of our other continuing NEOs. No changes were made to the NEO's base salary. The continuing NEOs each received an RSU grant and a PSU grant with the intended value as stated in the below table. Consistent with Mr. Baszucki's grants, the time-based RSUs vest quarterly over three years subject to continued service and PSUs will be earned based on achievement of cumulative Bookings and adjusted EBITDA targets over a two-year performance period (ending December 31, 2025). Two-thirds of any earned PSUs vest upon certification of performance following the completion of the two-year performance period and the remaining 33% of any earned PSUs vest in equal quarterly installments over the next year. The payout of the PSUs is capped at 200% of target.

Name	Intended Fiscal Year 2024 PSU Grant Value (at target)	Number of Shares of PSU Grant (at target)	Intended Fiscal Year 2024 RSU Grant Value	Number of Restricted Stock Units	Total Intended Grant Value
Michael Guthrie	$3,687,250	87,812	$6,847,750	163,080	$10,535,000
Manuel Bronstein	$3,687,250	87,812	$6,847,750	163,080	$10,535,000
Mark Reinstra	$2,479,750	59,055	$4,605,250	109,674	$7,085,000

Additional Compensation Practices

Perquisites and Other Personal Benefits

Our NEOs are eligible to participate in the same benefits programs offered to all employees. In addition, NEOs as well as other senior executives entered into change in control and severance agreements with the Company.

Because of the high visibility of our Company and specific threats to Mr. Baszucki's safety arising from his position as our Company's visionary, founder and CEO, the Company conducted an independent security assessment, which identified specific risks and threats. Based on the results of this assessment, the LDCC previously approved the implementation of a formal security program.

We require these security measures for the Company's benefit because of the importance of Mr. Baszucki to Roblox, and we believe that the scope and costs of these security programs are appropriate and necessary. The LDCC evaluates these security programs at least annually, including a review of security professional assessments of safety threats and recommendations for the security programs. Under Mr. Baszucki's overall security program, we pay for costs related to personal security for Mr. Baszucki at his residences and during business travel, including the annual costs of security personnel for his protection and the procurement, installation and maintenance of certain security measures for his residences.

In addition, Mr. Baszucki uses private aircraft for business travel in connection with his overall security program. On certain occasions, Mr. Baszucki may be accompanied by family members or guests when using private aircraft. Although we do not consider Mr. Baszucki's overall security program to be a perquisite for his benefit for the reasons described above, as required under SEC rules, the costs related to personal security for Mr. Baszucki at his residences pursuant to his overall security program are reported as other compensation to Mr. Baszucki in the "*All Other Compensation" column of the Summary Compensation Table for Fiscal Year 2023*" below. The LDCC believes that these costs are appropriate and necessary in light of the threat landscape and the fact that Mr. Baszucki received no annual salary or bonus payments in 2023.

The Company also engaged an outside service provider to review and monitor cybersecurity for our other NEOs.

We maintain a tax-qualified retirement plan that provides eligible employees, including the NEOs with an opportunity to save for retirement on a tax advantaged basis. All participants' interests in their deferrals are 100% vested when contributed. In 2023, we matched $1 for $1 of participant's 401(k) contributions up to 50% of the IRS limit. Matching contributions are 100% vested at the time of the match. Contributions are allocated to each participant's individual account and are then invested in selected investment alternatives according to the participants' directions. The 401(k) plan is intended to qualify under Sections 401(a) and 501(a) of the Code. As a tax-qualified retirement plan, pre-tax contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan.

We also provide all U.S. employees, including our NEOs other than our CEO, with the opportunity to purchase our common stock through payroll deductions at a 15% discount through our employee stock purchase plan ("**ESPP**"), a nondiscriminatory, tax-qualified plan. All employees, including our NEOs, are also eligible to participate in our charitable matching gift program.

Deferred Compensation Plan

In March 2023, we adopted a non-qualified deferred compensation plan ("**Deferred Compensation Plan**") for non-employee directors and, as determined by the LDCC in its discretion, members of a "select group of management or highly compensated employees". Eligible non-employee director participants may elect annually to defer up to 100% of their cash director fees and their equity awards granted under the Company's 2020 Plan. Initially, eligible employee participants could elect to defer up to 90% of their base salary and up to 100% of their cash bonus compensation, and up to 100% of any RSUs or PSUs granted under the Company's 2020 Plan. The Deferred Compensation Plan was amended in September 2023 to reduce the maximum RSU or PSU deferral percentage for employees to 65%. For further information on the Deferred Compensation Plan, please see "Director Compensation - Deferred Compensation Plan" above.

Change in Control Severance Agreements

We have entered into a change in control severance agreement with each of our current NEOs, pursuant to which our NEOs are eligible to receive severance benefits, as specified in and subject to the terms of the change in control severance agreement.

We believe that these protections serve our retention objectives by helping our NEOs maintain continued focus and dedication to their responsibilities to maximize stockholder value, including in the event of a transaction that could result in a change in control of the Company. For more information, see the section titled "*Potential Payments upon Termination or Change in Control*".

Mr. Donato resigned from the Company effective September 1, 2023. He did not receive any severance benefits in connection with his resignation.

Ms. Messing resigned from the Company effective December 8, 2023 for "good reason" and triggered her severance, COBRA continuation and equity acceleration entitlements under her change in control and severance agreement as described below.

Employment Agreements

In connection with and after the listing of our Class A common stock on the NYSE, we have entered into a confirmatory employment letter setting forth the terms and conditions of employment for each of our NEOs as described below.

DAVID BASZUCKI
We have entered into a confirmatory employment letter agreement with Mr. Baszucki. The letter agreement, as amended, does not have a specific term and provides that Mr. Baszucki is an at-will employee. Mr. Baszucki's 2023 annual base salary was $0. No changes have been made to his annual base salary for 2024.

MANUEL BRONSTEIN
We have entered into a confirmatory employment letter agreement with Mr. Bronstein. The letter agreement does not have a specific term and provides that Mr. Bronstein is an at-will employee. Mr. Bronstein's 2023 annual base salary was $715,000. No changes have been made to his annual base salary for 2024.

CRAIG DONATO

We entered into a confirmatory employment letter agreement with Mr. Donato. The letter agreement did not have a specific term and Mr. Donato was an at-will employee who resigned effective September 1, 2023. Prior to his resignation, Mr. Donato's 2023 annual base salary was $715,000.

MICHAEL GUTHRIE

We have entered into a confirmatory employment letter agreement with Mr. Guthrie. The letter agreement does not have a specific term and provides that Mr. Guthrie is an at-will employee. Mr. Guthrie's 2023 annual base salary was $715,000. No changes have been made to his annual base salary for 2024.

BARBARA MESSING

We entered into a confirmatory employment letter agreement with Ms. Messing. The letter agreement did not have a specific term and Ms. Messing was an at-will employee who resigned effective December 8, 2023. Prior to her resignation, Ms. Messing's 2023 annual base salary was $715,000.

MARK REINSTRA

We have entered into a confirmatory employment letter agreement with Mr. Reinstra. The letter agreement does not have a specific term and provides that Mr. Reinstra is an at-will employee. Mr. Reinstra's 2023 annual base salary was $715,000. No changes have been made to his annual base salary for 2024.

DANIEL STURMAN

We have entered into a confirmatory employment letter agreement with Mr. Sturman. The letter agreement does not have a specific term and provides that Mr. Sturman is an at-will employee. Mr. Sturman's 2023 annual base salary was $715,000. Mr. Sturman has announced his resignation from the Company, effective May 21, 2024.

Stock Ownership Guidelines

We maintain stock ownership guidelines for our executive officers, including our NEOs. The stock ownership guidelines provide that our CEO must maintain ownership throughout his tenure of a number of shares of our common stock equal to the greater of $6 million or the number of shares equivalent in value to six times his annual base salary. The guidelines also provide that each other executive officer must maintain ownership throughout his or her tenure as an executive officer of a number of shares equivalent in value to two times his or her annual base salary. For purposes of satisfying the guidelines, we only count shares directly and beneficially owned and shares held in retirement or deferred compensation accounts, in addition to shares subject to RSUs or other full-value awards to the extent vested and deferred or that are unvested and for which the only requirement to earn the award is continued service to us. Existing executive officers are expected to achieve the applicable level of ownership on the later of May 11, 2027 or their five-year anniversary of assuming the relevant position. Each of the continuing NEOs, including our CEO, is in compliance with the stock ownership guidelines as of the date hereof.

Hedging and Pledging

We have established an Insider Trading Policy, which, among other things, prohibits all of our and our subsidiaries' employees, officers, directors, consultants and contractors from conducting short sales and engaging in transactions in publicly-traded options (such as puts and calls) and other derivative securities relating to our Class A common stock. This prohibition extends to any hedging or similar transaction designed to decrease the risks associated with holding our securities. In addition, our and our subsidiaries' employees, NEOs, directors, consultants and contractors are prohibited from pledging any of our securities as collateral for a loan and from holding any of our securities in a margin account.

Compensation Recovery Policy

The LDCC has adopted a general compensation recovery policy in compliance with the NYSE rules implementing Rule 10D-1 of the Exchange Act. Consistent with the rules, this policy requires that if the Company is required to prepare an accounting restatement due to the Company's material noncompliance with financial reporting requirements under the securities laws, the Company must clawback from certain officers any incentive-based compensation received by them after October 2, 2023 and during the applicable covered period (which generally includes the three completed fiscal years prior to the restatement date) that was in excess of what they would have received had their incentive compensation been determined based on the restated amounts.

Compensation Risk Assessment

Our management regularly assesses and discusses with the LDCC our compensation programs, policies and practices for our employees as they relate to our risk management. In this regard, we undertake a risk review of our employee compensation programs, policies and practices (including our executive compensation program) each year to determine whether these programs, policies and practices contain features that might create undue risks or encourage unnecessary and excessive risk-taking that could threaten our value. Based upon this review, we believe that any risks arising from such programs, policies and practices are not reasonably likely to have a material adverse effect on us.

Our employees' base salaries are fixed in amount and thus we do not believe that they encourage excessive risk-taking.

A significant proportion of the compensation provided to most of our employees involves long-term incentive compensation in the form of equity awards that we believe are important to help further align our employees' interests with those of our stockholders. These equity awards directly tie their expectations of compensation to their contributions to the long-term value of our Company. We do not believe that these equity awards encourage unnecessary or excessive risk-taking given their multi-year vesting schedules or performance periods and since their ultimate value is tied to our stock price. Our executive officer stock ownership guidelines also help ensure that executive officers have significant value tied to long-term stock price performance. Additional controls such as the Code of Business Conduct and Ethics and related training help mitigate the risks of unethical behavior and inappropriate risk-taking.

Tax and Accounting Matters

The LDCC takes the applicable tax and accounting requirements into consideration in designing and overseeing our executive compensation program.

Generally, Section 162(m) of the Code limits the amount we may deduct from our federal income taxes for compensation paid to our CEO and Chief Financial Officer and certain other current executive officers that are "covered employees" within the meaning of Section 162(m) of the Code to $1 million per individual per year, subject to certain exceptions. In approving the amount and form of compensation for our NEOs in the future, the LDCC generally considers all elements of the cost to us of providing such compensation, including the potential impact of Section 162(m) of the Code, as well as our need to maintain flexibility in compensating executive officers in a manner designed to promote our goals. The LDCC may authorize compensation payments that will or may not be deductible when we believe that such payments are appropriate to attract, retain or motivate executive talent.

We do not provide, and have no obligation to provide, any executive officer, including any NEO, with a "gross-up" or other reimbursement payment for any tax liability that he or she might owe as a result of the application of Section 280G, 4999, or 409A of the Code. If any of the payments or benefits provided for under the change of control and severance agreements or otherwise payable to a NEO would constitute "parachute payments" within the meaning of Section 280G of the Code and could be subject to the related excise tax, he or she would be entitled to receive either full payment of such payments and benefits or such lesser amount that would result in no portion of the payments and benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to the NEO.

Report of the Leadership Development and Compensation Committee

The Leadership Development and Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis provided above. Based on its review and discussions, the Leadership Development and Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement and Roblox's Annual Report on Form 10-K for the year ended December 31, 2023.

Leadership Development and Compensation Committee

ANDREA WONG (CHAIR)
JASON KILAR
GINA MASTANTUONO

Executive Compensation Tables

Summary Compensation Table for Fiscal Year 2023

The following table sets forth, for fiscal year 2023 and the two prior fiscal years, the compensation reportable for our NEOs, as determined under SEC rules.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	All Other Compensation ($)	Total ($)
David Baszucki,	2023	—[2]	—	—	2,136,740 [3]	2,136,740
Founder, President and	2022	—[2]	—	—	1,141,723	1,141,723
Chief Executive Officer	2021	136,364 [2]	—	232,185,000 [4]	465,027	232,786,391
Michael Guthrie,	2023	698,750	—	10,257,502	6,500 [5]	10,962,752
Chief Financial Officer	2022	625,000	—	7,764,813	—	8,389,813
	2021	550,000	—	6,930,000	8,262	7,488,262
Manuel Bronstein,	2023	698,750	—	10,257,502	17,750 [6]	10,974,002
Chief Product Officer	2022	625,000	—	6,470,663	12,200	7,107,863
	2021	418,229	—	60,146,000	17,150	60,581,379
Craig Donato [7],	2023	463,125	—	7,514,634	21,500 [8]	7,999,259
Chief Business Officer	2022	625,000	—	5,972,918	12,200	6,610,118
	2021	550,000	—	1,925,000	17,849	2,492,849
Barbara Messing [9],	2023	655,417	—	7,514,634	787,517 [10]	8,957,568
Chief Marketing Officer	2022	625,000	—	8,481,467	12,200	9,118,667
	2021	550,000	—	—	17,550	567,550
Mark Reinstra,	2023	698,750	—	7,101,323	21,500 [8]	7,821,573
General Counsel & Corporate Secretary	2022	625,000	—	10,213,616	12,200	10,850,816
Daniel Sturman,	2023	698,750	—	10,257,502	21,500 [8]	10,977,752
Chief Technology Officer	2022	625,000	—	14,287,136	12,200	14,924,336
Officer	2021	550,000	—	—	17,684	567,684

[1] The amounts reported in this column represent the aggregate grant date fair value of the RSUs awarded to the NEOs in the fiscal years ended December 31, 2021, December 31, 2022, and December 31, 2023, as applicable, calculated in accordance with FASB ASC Topic 718. In the case of RSUs, the aggregate grant date fair value of the awards granted after our direct listing is determined by multiplying the number of units granted by the NYSE closing price of our Class A common stock on the grant date. Prior to the direct listing, the fair value of the shares of Class A common stock underlying the award was determined by our Board along with management by considering a number of objective and subjective factors including 409A reports by independent valuation advisors. In accordance with FASB ASC Topic 718, this amount does not take into account any estimated forfeitures related to service-vesting conditions. For the PSUs granted in 2022, the fair value of the PSUs was determined using a Monte Carlo simulation model assuming target performance. For each PSU granted in 2022, the Company estimated the expected term based on the time period from the valuation date to the end of the performance period, the risk free interest rate of 2.71% was based on the United States Treasury yield curve in effect at the time of grant for zero-coupon U.S. Treasury Notes, the expected volatility of 65% was based on the historical stock volatility of selected peers over a period equivalent to the expected term of the PSUs and the expected dividend rate for the Company's stock was based on the then dividend rate of zero, consistent with the statement in our Annual Report on Form 10-K that we do not intend to pay cash dividends for the foreseeable future. For each PSU granted in 2023, in accordance with SEC rules, the aggregate grant date fair value of the awards is calculated based on the most probable outcome of the performance conditions as of the grant date, which was target performance. The grant date fair value is calculated by multiplying the target number of units granted by the NYSE closing price of our Class A common stock on the grant date. If the most probable outcome of the performance conditions on the grant date had been maximum performance, then the grant date fair value of the 2023 PSUs would have been as follows: Michael Guthrie, Manuel Bronstein and Daniel Sturman ($5,861,391), Craig Donato and Barbara Messing ($4,294,063), and Mark Reinstra ($4,057,886). The valuation assumptions used in determining the grant date fair value of the RSUs and PSUs are further described in the Note 1 and Note 12 to our Consolidated Financial Statements included in our Annual Report on Form 10-K filed with the SEC on February 21, 2024. The amounts reflect the accounting charge for the RSUs and PSUs and do not correspond to the actual economic value that may be received by the NEOs upon vesting or settlement of the RSUs and PSUs. For information on the valuation assumptions for the CEO Long-Term Performance Award, please see footnote 4 to the Summary Compensation Table for Fiscal Year 2023 below.

[2] Mr. Baszucki's annual salary was $800,000 until March 10, 2021, when it was reduced to $0.

[3] The amount represents security expenses for Mr. Baszucki pursuant to his overall security program as further described under "Perquisites and Other Personal Benefits" of $2,044,827, commuting expenses of $85,346 and other sundries of $6,566. On occasion, guests of Mr. Baszucki accompanied him, at no incremental cost to the Company, on corporate aircraft used for business purposes.

(4) The fair value of the CEO Long-Term Performance Award was determined using a Monte Carlo simulation model and assumes achievement of all performance targets. The fair value of the common stock underlying the award was determined by our Board along with management by considering a number of objective and subjective factors. The Company estimated the expected term based on the time period from the valuation date to the end of the performance period. The risk-free interest rate of 0.98% was based on the United States Treasury yield curve in effect at the time of grant for zero-coupon U.S. Treasury notes. The expected volatility of 50% was derived from the historical stock volatility of selected peers over a period equivalent to the expected term of the CEO Long-Term Performance Award and the expected dividend rate for the Company's stock was based on the then dividend rate of zero, consistent with the statement in our Annual Report on Form 10-K that we do not intend to pay cash dividends for the foreseeable future. The valuation assumptions used in determining the grant date fair value of the CEO Long-Term Performance Award are further described in the Note 1 and Note 12 to our Consolidated Financial Statements included in our Annual Report on Form 10-K filed with the SEC on February 21, 2024.

(5) The amounts reflects security expenses for the executive covered by the Company.

(6) The amount includes $11,250 of matching 401(k) contributions by the Company on behalf of the executive and $6,500 of security expenses covered by the Company.

(7) Mr. Donato resigned from the Company effective September 1, 2023.

(8) The amount includes $15,000 of matching 401(k) contributions by the Company on behalf of the executive and $6,500 of security expenses covered by the Company.

(9) Ms. Messing resigned from the Company effective December 8, 2023.

(10) The amount reflects $715,000 of severance payments earned by Ms. Messing upon her resignation on December 8, 2023, to be paid out in fiscal year 2024, $51,017 of COBRA payments by the Company on behalf of Ms. Messing, $15,000 of matching 401(k) contributions by the Company on behalf of the executive and $6,500 of security expenses covered by the Company for the executive.

Grants of Plan-Based Awards in 2023

The following table shows all plan-based awards granted to our NEOs during fiscal year 2023:

Name	Grant Date	Estimated Possible Payouts Under Equity Incentive Plan Awards[1]			All Other Stock Awards: Number of Units	Grant Date Fair Value of Stock Awards ($)[2]
		Threshold (#)	Target (#)	Maximum (#)		
Michael Guthrie	4/13/2023				160,324 [3]	7,326,807
	4/13/2023	0	64,129	128,258 [4]		2,930,695
Manuel Bronstein	4/13/2023				160,324 [3]	7,326,807
	4/13/2023	0	64,129	128,258 [4]		2,930,695
Craig Donato	4/13/2023				117,453 [3]	5,367,602
	4/13/2023	0	46,981	93,962 [4]		2,147,032
Barbara Messing	4/13/2023				117,453 [3]	5,367,602
	4/13/2023	0	46,981	93,962 [4]		2,147,032
Mark Reinstra	4/13/2023				110,993 [3]	5,072,380
	4/13/2023	0	44,397	88,794 [4]		2,028,943
Daniel Sturman	4/13/2023				160,324 [3]	7,326,807
	4/13/2023	0	64,129	128,258 [4]		2,930,695

[1] Amounts in the "Estimated Possible Payouts Under Equity Incentive Plan Awards" relate to potential payouts under the PSU awards granted in fiscal year 2023. The number of shares in the "Threshold", "Target" and "Maximum" columns represent the number of PSUs that would be eligible to vest upon achievement against predetermined threshold, target and maximum Bookings and adjusted EBITDA metrics. Linear interpolation determines the percentage of PSUs that would be eligible to vest upon achievement between the threshold and target and the target and maximum achievement points. Mr. Donato's PSU award was forfeited in its entirety in connection with his resignation from the Company. Ms. Messing resigned from the Company for "good reason" and therefore her PSU award will remain outstanding through the end of the performance period and a prorated portion of the PSUs may vest based on actual performance. It is possible that the executive officers will realize zero compensation from these awards if the Bookings and adjusted EBITDA metrics are not met during the performance period.

[2] The amounts reported in this column represent the aggregate grant date fair value of the RSUs and PSUs granted to the NEO in the fiscal year ended December 31, 2023. The grant date fair value of the RSUs is determined by multiplying the number of units granted by the NYSE closing price of our Class A common stock on the grant date, in accordance with FASB ASC Topic 718. For each PSU granted in 2023, in accordance with SEC rules, the aggregate grant date fair value of the awards is calculated based on the most probable outcome of the performance conditions as of the grant date, which was target performance. The grant date fair value is calculated by multiplying the target number of units granted by the NYSE closing price of our Class A common stock on the grant date. Such aggregate grant date fair values do not take into account any estimated forfeitures related to service-vesting conditions. The valuation assumptions used in determining such amounts are described in the Notes to our Consolidated Financial Statements included in our Annual Report on Form 10-K filed with the SEC on February 21, 2024. The amounts reported in this column reflect the accounting cost for these PSUs and RSUs, as applicable, and do not correspond to the actual economic value that may be received by the NEOs upon the vesting or settlement of the PSUs or RSUs or sale of the shares of common stock underlying such PSUs or RSUs, as applicable. The valuation assumptions used in determining the grant date fair value of the RSUs (including the PSUs) are further described the footnotes to the "Summary Compensation Table for Fiscal Year 2023" above.

[3] The RSUs are subject to time-based vesting, as described in the footnotes to the "Outstanding Equity Awards at 2023 Year-End Table" below.

[4] The PSUs are subject to performance and time-based vesting, as described in the footnotes to the "Outstanding Equity Awards at 2023 Year-End Table" below.

Outstanding Equity Awards at 2023 Year-End

The following table sets forth information regarding outstanding equity incentive plan awards held by our NEOs as of December 31, 2023:

Name	Grant Date	Options Awards — Number of Securities Underlying Unexercised Options (#) Exercisable[1]	Number of Securities Underlying Unexercised Options (#) Unexercisable[1]	Option Exercise Price ($)[2]	Option Expiration Date	Stock Awards — Number of Shares or Units of Stock That Have Not Vested (#)[1]	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]	Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[1]	Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[3]
David Baszucki	3/21/2016 [4]	1,134,730	—	0.0759	3/21/2026	—	—	—	—
	10/20/2017 [5]	1,641,476	—	0.53	10/19/2027	—	—	—	—
	1/23/2019 [5]	2,500,000	—	3.345	1/22/2029	—	—	—	—
	1/24/2020 [6]	2,447,916	52,084	3.405	1/23/2030	—	—	—	—
	2/21/2021 [7]	—	—	—	—	—	—	11,500,000	525,780,000
Michael Guthrie	2/5/2018 [5]	1,672,390	—	0.53	2/4/2028	—	—	—	—
	1/19/2020 [8]	287,500	12,500	3.405	1/18/2030	—	—	—	—
	3/16/2021 [9]	—	—	—	—	30,000	1,371,600	—	—
	4/8/2022 [10]	—	—	—	—	81,070	3,706,520	—	—
	4/8/2022 [11]	—	—	—	—	—	—	36,009	1,646,331
	4/13/2023 [10]	—	—	—	—	120,243	5,497,510	—	—
	4/13/2023 [12]	—	—	—	—	—	—	128,258	5,863,956
Manuel Bronstein	4/8/2021 [13]	—	—	—	—	301,042	13,763,640	—	—
	4/8/2022 [11]	—	—	—	—	—	—	30,008	1,371,966
	4/8/2022 [10]	—	—	—	—	67,558	3,088,752	—	—
	4/13/2023 [10]	—	—	—	—	120,243	5,497,510	—	—
	4/13/2023 [12]	—	—	—	—	—	—	128,258	5,863,956
Craig Donato [14]	11/15/2018 [5]	191,668	—	3.345	11/14/2028	—	—	—	—
	12/21/2019 [5]	187,501	—	3.405	12/20/2029	—	—	—	—
Barbara Messing	8/31/2020 [5]	381,484	—	5.21	8/31/1930	—	—	—	—
	4/8/2022 [11][15]	—	—	—	—	—	—	23,083	1,055,355
	4/13/2023 [12][15]	—	—	—	—	—	—	18,270	835,304
Mark Reinstra	12/9/2019 [5]	428,528	—	3.405	12/8/2029	—	—	—	—
	4/8/2022 [10]	—	—	—	—	56,125	2,566,035	—	—
	4/8/2022 [11]	—	—	—	—	—	—	24,930	1,139,800
	4/8/2022 [16]	—	—	—	—	35,078	1,603,766	—	—
	4/13/2023 [10]	—	—	—	—	83,245	3,805,961	—	—
	4/13/2023 [12]	—	—	—	—	—	—	88,794	4,059,662
Daniel Sturman	1/19/2020 [17]	749,598	33,333	3.405	1/18/2030	—	—	—	—
	4/8/2022 [10]	—	—	—	—	81,070	3,706,520	—	—
	4/8/2022 [11]	—	—	—	—	—	—	36,009	1,646,331
	4/8/2022 [16]	—	—	—	—	47,291	2,162,145	—	—
	4/13/2023 [10]	—	—	—	—	120,243	5,497,510	—	—
	4/13/2023 [12]	—	—	—	—	—	—	128,258	5,863,956

[1] Amount reflects all previous forward stock splits effected prior to our direct listing.

[2] This column represents the fair market value of a share of our Class A common stock on the date of the grant, as determined by the administrator of the 2004 Plan or the 2017 Plan, as applicable.

[3] This column represents the fair market value of the shares underlying the RSUs or PSUs as of December 31, 2023, based on the closing price of our Class A common stock, as reported on the New York Stock Exchange, of $45.72 on December 29, 2023.

[4] Amount reflects shares of our Class A common stock subject to a stock option granted pursuant to the terms and conditions of our 2004 Plan and a stock option agreement thereunder. The shares of our Class A common stock underlying the option are fully vested.

[5] Amount reflects shares of our Class A common stock subject to a stock option granted pursuant to the terms and conditions of our 2017 Plan and a stock option agreement thereunder. The shares of our Class A common stock underlying the option are fully vested.

[6] Amount reflects shares of our Class A common stock subject to a stock option granted pursuant to the terms and conditions of our 2017 Plan and a stock option agreement thereunder. The shares subject to the stock option vest in 48 monthly installments beginning on January 1, 2020, subject to continued service to the Company as of each vesting date.

[7] This award is subject to both a service condition and a performance condition. Values included in the Number of Unearned Shares that Have Not Vested and Market or Payout Value of Unearned Shares Not Vested columns include the maximum values for number of shares and market value (i.e. calculated assuming that all Company stock price hurdles have been met). For additional information, including vesting, relating to this award, please see the section titled "Executive Compensation-Founder and CEO Long-Term Performance Award" above.

[8] Amount reflects shares of our Class A common stock subject to a stock option granted pursuant to the terms and conditions of our 2017 Plan and a stock option agreement thereunder. 1/48th of the shares vest in equal monthly installments beginning on March 5, 2020, subject to continued service to us as of each vesting date.

(9) The RSUs vest as follows: (i) 28,125 RSUs vest in 5 equal quarterly installments through February 20, 2025 and (iii) 1,875 RSUs vest on May 20, 2025, subject to continued service to the Company as of each vesting date.

(10) Amount represents shares of our Class A common stock subject to awards of RSUs pursuant to the terms and conditions of our 2020 Plan and RSU agreement thereunder. The remaining unvested RSUs vest in equal quarterly installments through February 20, 2026, subject to the participant's continued service through each vesting date.

(11) Represents shares of our Class A common stock subject to awards of PSUs granted under our 2020 Plan. The number of shares in the "Number of Unearned Shares, Units or Other Rights that Have Not Vested" column represents the number of PSUs that would be eligible to vest upon achievement of the $115 Stock Price Hurdle (representing achievement of 100% of the target PSUs). Between 0% and 200% of the target PSUs are eligible to vest, based on the Company's stock price performance on the applicable measurement date, subject to the grantee's continued service on the applicable Two-Year Measurement Date or Quarterly Measurement Date.

(12) Represents shares of our Class A common stock subject to awards of PSUs granted under our 2020 Plan. The number of shares in the "Number of Unearned Shares, Units or Other Rights that Have Not Vested" column represents the number of PSUs that would be eligible to vest upon achievement of maximum performance against predetermined Bookings and adjusted EBITDA metrics (representing achievement of 200% of the target PSUs). Between 0% and 200% of the target PSUs are eligible to vest, based on the Company's Bookings and adjusted EBITDA performance during the performance period subject to the grantee's continued service.

(13) Amount represents shares of our Class A common stock subject to awards of RSUs pursuant to the terms and conditions of our 2020 Plan and RSU agreement thereunder. The remaining unvested RSUs vest in equal quarterly installments through May 20, 2025, subject to the participant's continued service through each vesting date.

(14) Mr. Donato resigned from the Company effective September 1, 2023. His unvested PSUs and RSUs were forfeited in connection with his resignation.

(15) Ms. Messing resigned from the Company effective December 8, 2023, for "good reason". Pursuant to the terms of the PSU agreements, her PSU awards will remain outstanding through the end of the performance period and a prorated portion of the PSUs may vest based on actual performance. Outstanding shares represent the prorated portion of the PSU awards that could potentially vest based on performance.

(16) Amount represents shares of our Class A common stock subject to awards of RSUs pursuant to the terms and conditions of our 2020 Plan and RSU agreement thereunder. The remaining unvested RSUs vest in equal quarterly installments through February 20, 2025, subject to the participant's continued service through each vesting date.

(17) Amount reflects shares of our Class A common stock subject to a stock option granted pursuant to the terms and conditions of our 2017 Plan and a stock option agreement thereunder. The shares subject to the stock option vest in 48 monthly installments beginning on February 17, 2020, subject to continued service to us as of each vesting date.

Option Exercises and Stock Vested in 2023

The following table sets forth information regarding options exercised and stock awards vested and value realized upon vesting, by our NEOs during fiscal year 2023:

| Name | Option Awards | | Stock Awards | |
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]
David Baszucki	3,050,000	113,512,347	—	—
Michael Guthrie		—	98,612	3,548,089
Manuel Bronstein		—	282,607	10,275,863
Craig Donato		—	62,925	2,227,238
Barbara Messing	19,193	731,253	153,047	5,901,167
Mark Reinstra	75,868	2,903,178	80,756	2,912,938
Daniel Sturman	29,368	943,447	113,944 [3]	4,108,704

[1] The aggregate value realized upon the exercise of an option represents the difference between the aggregate market price of the shares of our Class A common stock on the date of exercise and the aggregate exercise price of the option.

[2] The aggregate value realized upon the vesting and settlement of an RSU represents the aggregate market price of the shares of our Class A common stock on the date of settlement.

[3] Includes 35,271 shares (valued at $1,238,953 on vesting) issuable pursuant to RSUs that vested during fiscal year 2023 but for which settlement has been deferred under the Company's Deferred Compensation Plan.

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Nonqualified Deferred Compensation

The following table provides information about the deferred compensation accounts of the Named Executive Officers as of December 31, 2023. For further information on the Deferred Compensation Plan, please see "Director Compensation - Deferred Compensation Plan" above.

Name	Executive Contributions in Last FY	Registrant Contributions in Last FY	Aggregate Earnings in Last FY	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last FYE
Mark Reinstra	$ 455,813 [1]	—	$ 29,637	—	$ 485,450
Daniel Sturman	$ 1,238,953 [2]	—	$ 373,637 [3]		$ 1,612,590

[1] Represents base salary that was deferred under the Company's Deferred Compensation Plan.

[2] Represents the value of the RSUs that vested and were earned and deferred by Mr. Sturman in fiscal year 2023. The value of each vested deferred RSU is based on the closing price of the Company's common stock on the applicable vesting date.

[3] Represents the net increase in the value of the shares underlying Mr. Sturman's vested deferred RSUs from the vesting date to December 31, 2023 based on the closing price of our Class A common stock, as reported on the New York Stock Exchange, of $45.72 on December 29, 2023.

Potential Payments upon Termination or Change in Control

Our NEOs are eligible for certain payments and benefits in the event of their termination of employment under specified circumstances. These payments and benefits are described in further detail below. The following table and the narrative that follows provide information concerning the estimated payments and benefits that could be provided in the termination circumstances described below, assuming that the relevant termination took place on December 31, 2023.

Name	Base Salary ($)	Qualifying Termination without Change in Control		
		Cash Bonus ($)	Value of Accelerated Equity Awards ($)[1]	Value of Benefits ($)	Total ($)
David Baszucki	1,200,000 [2]	—	2,203,934 [3]	50,064	3,453,998
Michael Guthrie	715,000	—	5,741,932 [4]	33,376	6,490,308
Manuel Bronstein	715,000		13,625,246 [4]	33,376	14,373,622
Mark Reinstra	715,000	—	4,179,814 [4]	0	4,894,814
Daniel Sturman	715,000	—	7,324,551 [4]	25,968	8,065,519

[1] The aggregate value shown for the acceleration of an option represents the difference between the closing price of our Class A common stock, as reported on the NYSE, of $45.72 on December 29, 2023 and the exercise price of the option, multiplied by the number of accelerating shares. The aggregate value shown for the acceleration of an RSU and PSU is based on the closing price of our Class A common stock, as reported on the NYSE, of $45.72 on December 29, 2023, multiplied by the number of accelerating RSUs.

[2] Based on Mr. Baszucki's salary as in effect prior to March 2021 when his salary was reduced to $0.

[3] The amount of shares subject to the Founder and CEO Long-Term Performance Award is not included because the Company Stock Price Hurdles were not achieved as of December 31, 2023.

[4] The 2022 PSUs are not included because the performance thresholds were not achieved as of December 31, 2023. However the PSUs will remain outstanding through the performance period end date and the number of PSUs that become Eligible Units will be measured as if the NEO's employment had not terminated. A portion of the 2023 PSUs are included based on performance as of December 31, 2023. The remainder of the 2023 PSUs will remain outstanding through the performance period end date and the number of PSUs that become Eligible Units will be measured as if the NEO's employment had not terminated.

Name	Base Salary ($)	Qualifying Termination with Change in Control		
		Cash Bonus ($)	Value of Accelerated Equity Awards ($)[1]	Value of Benefits ($)	Total ($)
David Baszucki	1,600,000 [2]	—	2,203,934 [3]	50,064	3,453,998
Michael Guthrie	1,072,500	—	11,198,203 [4]	33,376	12,304,079
Manuel Bronstein	1,072,500	—	22,443,537 [4]	33,376	23,549,413
Mark Reinstra	1,072,500	—	8,040,594 [4]	0	9,113,094
Daniel Sturman	1,072,500	—	12,870,296 [4]	25,968	13,968,764

[1] The aggregate value shown for the acceleration of an option represents the difference between the closing price of our Class A common stock, as reported on the NYSE, of $45.72 on December 29, 2023 and the exercise price of the option, multiplied by the number of accelerating shares. The aggregate value shown for the acceleration of an RSU and PSU is based on the closing price of our Class A common stock, as reported on the New York Stock Exchange, of $45.72 on December 29, 2023, multiplied by the number of accelerating RSUs.

[2] Based on Mr. Baszucki's salary as in effect prior to March 2021 when his salary was reduced to $0.

[3] The amount of shares subject to the Founder and CEO Long-Term Performance Award is not included because the Company Stock Price Hurdles were not achieved as of December 31, 2023.

[4] The 2022 PSUs are not included because the performance thresholds were not achieved as of December 31, 2023. A portion of the 2023 PSUs are included based on performance as of December 31, 2023.

Name	Death Value of Accelerated Equity Awards ($)[1]
David Baszucki	2,203,934 [2]
Michael Guthrie	15,682,877 [3]
Manuel Bronstein	26,653,800 [3]
Mark Reinstra	11,145,393 [3]
Daniel Sturman	17,354,970 [3]

[1] The aggregate value shown for the acceleration of an option represents the difference between the closing price of our Class A common stock, as reported on the NYSE, of $45.72 on December 31, 2023 and the exercise price of the option, multiplied by the number of accelerating shares. The aggregate value shown for the acceleration of an RSU and PSU is based on the closing price of our Class A common stock, as reported on the NYSE, of $45.72 on December 29, 2023, multiplied by the number of accelerating RSUs.

[2] The amount of shares subject to the Founder and CEO Long-Term Performance Award is not included because the Company Stock Price Hurdles were not achieved as of December 31, 2023.

[3] The 2022 and 2023 PSUs are included assuming target performance as of December 31, 2023.

Executive Resignations

Mr. Donato resigned from the Company effective September 1, 2023. He received no severance or other benefits in connection with his resignation.

Ms. Messing resigned from the Company effective December 8, 2023. She resigned for "good reason" and therefore received a payment equal to twelve months of annual base salary ($715,000), payment of premiums for coverage under COBRA for her and her eligible dependents for 18 months ($51,016) and accelerated vesting of outstanding equity awards for 12 months (valued at $7,164,555 based on the Company's stock price on the date of acceleration), pursuant to her Change in Control and Severance Agreement.

Change in Control and Severance Agreements

We have entered into a change in control severance agreement with each of our NEOs that provides for the severance and change in control benefits as described below. Each change in control severance agreement supersedes any prior agreement or arrangement the NEO may have had with us that provides for severance and/or change in control payments or benefits.

Each change in control severance agreement will terminate on the date that all of the obligations of the parties to the change in control severance agreement have been satisfied. The change in control severance agreement we entered into with Mr. Donato terminated as of his resignation and the change in control severance agreement we entered into with Ms. Messing will terminate when all obligations of the agreement described above have been satisfied.

If a NEO's employment is terminated outside the period beginning three months before a change in control and ending 12 months following a change in control, or the change in control period, either (i) by us (or any of our subsidiaries) without "cause" (and other than by reason of death or disability) or (ii) by the NEO for "good reason" (as such terms are defined in the NEO's change in control severance agreement), the NEO will receive the following benefits if he or she timely signs and does not revoke a release of claims in our favor:

- a lump-sum payment equal to 12 months (or, in the case of Mr. Baszucki, 18 months) of the NEO's annual base salary as in effect immediately prior to such termination (or if such termination is due to a resignation for good reason based on a material reduction in base salary, then as in effect immediately prior to the reduction), or, in the case of Mr. Baszucki, calculated based on his base salary as in effect immediately prior to the time his salary was reduced to $0;

- payment of premiums for coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or COBRA, for the NEO and the NEO's eligible dependents, if any, for up to 12 months (or, in the case of Mr. Baszucki, 18 months), or taxable monthly payments for the equivalent period in the event payment of the COBRA premiums would violate, or be subject to an excise tax under, applicable law; and

- accelerated vesting and exercisability (as applicable) of outstanding equity awards for 12 months if the NEO has been continuously employed by us for 12 or more months, or accelerated vesting and exercisability (as applicable) of the outstanding equity awards for the number of months the NEO has been employed by us if the NEO has been employed by us for 3 months or more, but less than 12 months. Such acceleration will not apply to the CEO Long-Term Performance Award or the PSUs.

If, within the change in control period, the NEO's employment is terminated either (i) by us (or any of our subsidiaries) without cause (and other than by reason of death or disability) or (ii) by the NEO for good reason, the NEO will receive the following benefits if the NEO timely signs and does not revoke a release of claims in our favor:

- a lump-sum payment, less applicable withholdings, equal to the sum of (x) 18 months (or, in the case of Mr. Baszucki, 24 months) of the executive's annual base salary as in effect immediately prior to such termination (or if such termination is due to a resignation for good reason based on a material reduction in base salary, then as in effect immediately prior to the reduction or if greater, at the level in effect immediately prior to the change in control), or in the case of Mr. Baszucki, calculated based on his base salary as in effect immediately prior to the time his salary was reduced to $0, and (y) a pro-rated portion of 100% of the executive's target annual bonus as in effect for the fiscal year in which the termination occurs, with such pro-ration based on the number of days that have elapsed from the start of the fiscal year in which the termination occurs and the termination date;

- payment of premiums for coverage under COBRA for the NEO and the NEO's eligible dependents, if any, for up to 12 months (or, in the case of Mr. Baszucki, 18 months), or taxable monthly payments for the equivalent period in the event payment of the COBRA premiums would violate, or be subject to an excise tax under, applicable law; and

- 100% accelerated vesting and exercisability (as applicable) of all outstanding equity awards and, in the case of an equity award with performance-based vesting unless otherwise specified in the applicable equity award agreement governing such award, all performance goals and other vesting criteria generally will be deemed achieved at 100% of target levels. Such acceleration will not apply to the PSUs.

Additionally, Ms. Messing's change in control severance agreement provided that if Ms. Messing terminated her employment without "good reason", Ms. Messing would have received a lump-sum payment, less applicable withholdings, equal to 12 months of Ms. Messing's annual base salary as in effect immediately prior to such termination, provided Ms. Messing timely signed and did not revoke a release of claims in our favor.

If any of the amounts provided for under these change in control severance agreements or otherwise payable to our NEOs would constitute "parachute payments" within the meaning of Section 280G of the Code and could be subject to the related excise tax, the NEO would be entitled to receive either full payment of benefits under his or her change in control severance agreement or such lesser amount which would result in no portion of the benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to the NEO. The change in control severance agreements do not require us to provide any tax gross-up payments.

Founder and CEO Long-Term Performance Award

A detailed discussion of the treatment of the Founder and CEO Long-Term Performance Award upon a change in control can be found under "*Long-Term Incentive Compensation – Founder and CEO Long-Term Performance Award*".

PSU Awards

A detailed discussion of the treatment of the PSUs upon a change in control, death or disability can be found under "*Long-Term Incentive Compensation – Fiscal Year 2023 Awards*".

Equity Acceleration Death Benefit

The LDCC has approved an Equity Award Death Acceleration Policy, pursuant to which if an employee, including our NEOs, ceases to be an employee as a result of the employee's death, then 100% of the then-unvested portion of each of the employee's outstanding equity awards will immediately vest and become fully exercisable. Such acceleration will not apply to the Founder and CEO Long-Term Performance Award or the PSUs. A detailed discussion of the treatment of the PSUs upon death can be found under "*Long-Term Incentive Compensation – Fiscal Year 2023 Awards*".

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CEO Pay Ratio

Under SEC rules, we are required to provide information regarding the relationship between the annual total compensation of our CEO and the annual total compensation of our median employee (excluding our CEO) for our last completed fiscal year, which ended December 31, 2023:

As set forth in the Summary Compensation Table for Fiscal Year 2022, our CEO's annual total compensation for fiscal year 2023 was $2,136,740. Our median employee's annual total compensation was $325,675, resulting in a CEO pay ratio of 6.56:1. In calculating the CEO pay ratio, the SEC rules allow companies to adopt a variety of methodologies, apply certain exclusions, and make reasonable estimates and assumptions reflecting their unique employee populations. Therefore, our reported CEO pay ratio may not be comparable to CEO pay ratios reported by other companies due to differences in industries and geographical dispersion, as well as the different estimates, assumptions, and methodologies applied by other companies in calculating their CEO pay ratios.

The pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on our payroll and employment records and the methodology described herein. We identified our employee population as of December 31, 2023, which is a date within the last three months of our last completed fiscal year, including our consolidated subsidiaries. In 2022, we identified our employee population as of October 15, 2022, but changed the identification date to December 31, 2023, to align with the end of the calendar year. After we identified our employee population, we collected and calculated salary information for the employee population for the twelve months trailing December 31, 2023 as our "consistently applied compensation measure". We annualized the salaries of the employees that were not employed by the Company for the full twelve months. Finally, we identified the median compensated employee and calculated her or his total compensation consistent with the compensation for our CEO in accordance with SEC rules and as reflected in the Summary Compensation Table for Fiscal Year 2023. We did not exclude any non-U.S. employees in calculating our pay ratio or any employees that became our employees as a result of a business combination or acquisition in 2023. Compensation paid in foreign currency was converted to U.S. dollars using average foreign exchange rates for the three months ending December 31, 2023. In determining the median total compensation of all employees, we did not make any cost-of-living adjustments to the compensation paid to any employee outside of the U.S.

Pay Versus Performance

In accordance with the SEC's Pay Versus Performance ("**PVP**") disclosure requirements, below is the tabular disclosure for the CEO, and the average NEO for reporting years 2023, 2022 and 2021, the year the Company first became a reporting company pursuant to Section 13(a) or Section 15(d) of the Exchange Act.

Pay Versus Performance

Year[1]	Summary Compensation Table Total for PEO	Compensation Actually Paid to PEO [2]	Average Summary Compensation Table Total for Non-PEO NEOs	Average Compensation Actually Paid to Non-PEO NEOs [2]	Value of Initial Fixed $100 Investment Based on:		Net Income ($Millions)[4]	Company Selected Measure Bookings ($Millions)[5]
					Total Shareholder Return ("TSR")	Peer Group Total Shareholder Return[3]		
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
2023	$2,136,740	$123,047,077	$9,615,484	$12,090,218	$66	$153	($1,159)	$3,521
2022	$1,141,723	($574,303,416)	$10,820,908	($24,933,746)	$41	$97	($934)	$2,872
2021	$232,786,391	$744,614,451	$17,782,544	$62,958,728	$148	$135	($503)	$2,726

[1] The PVP table reflects required disclosures for fiscal years 2023, 2022 and 2021, the year the Company first became a reporting company pursuant to Section 13(a) or Section 15(d) of the Exchange Act. The Principal Executive Officer ("**PEO**") in all reporting years is David Baszucki. The non-PEO NEOs in the 2023 reporting year are Michael Guthrie, Manuel Bronstein, Craig Donato, Barbara Messing, Mark Reinstra and Daniel Sturman. The non-PEO NEOs in the 2022 reporting year are Michael Guthrie, Daniel Sturman, Barbara Messing and Mark Reinstra. The non-PEO NEOs in the 2021 reporting year are Michael Guthrie, Daniel Sturman, Manuel Bronstein, and Craig Donato.

[2] "Compensation Actually Paid" ("**CAP**") is calculated by taking Summary Compensation Table total compensation: a) less the stock award and stock option grant values; b) plus the year over year change in the fair value of stock and option awards that are unvested as of the end of the year, or vested or were forfeited during the year. The Company has not paid dividends historically and does not sponsor any pension arrangements; thus no adjustments are made for these items. Reconciliation of the Summary Compensation Table total compensation and CAP is summarized in the following table:

Fiscal Year	PEO [i][ii][iii]		
	2021	2022	2023
SCT Total Compensation	$232,786,391	$1,141,723	$2,136,740
- Change in Pension Value and Above Market Non-Qualified Deferred Compensation	$0	$0	$0
- Grant Date Fair Value of Option Awards and Stock Awards Granted in Fiscal Year	($232,185,000)	$0	$0
+ Fair Value at Fiscal Year-End of Outstanding and Unvested Option Awards and Stock Awards Granted in Fiscal Year	$562,902,500	$0	$0
+ Change in Fair Value of Outstanding and Unvested Option Awards and Stock Awards Granted in Prior Fiscal Years	$124,170,175	($505,206,983)	$115,919,544
+ Fair Value at Vesting of Option Awards and Stock Awards Granted in Fiscal Year That Vested During Fiscal Year	$0	$0	$0
+ Change in Fair Value as of Vesting Date of Option Awards and Stock Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	$56,940,386	($70,238,155)	$4,990,793
- Fair Value as of Prior Fiscal Year-End of Option Awards and Stock Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year	$0	$0	$0
+ Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation	$0	$0	$0
Compensation Actually Paid	**$744,614,451**	**($574,303,416)**	**$123,047,077**

Fiscal Year	Average Non–NEO PEO[i][ii][iii]		
	2021	2022	2023
SCT Total Compensation	$17,782,544	$10,820,908	$9,615,484
- Change in Pension Value and Above Market Non-Qualified Deferred Compensation	$0	$0	$0
- Grant Date Fair Value of Option Awards and Stock Awards Granted in Fiscal Year	($17,250,250)	($10,186,779)	($8,817,183)
+ Fair Value at Fiscal Year-End of Outstanding and Unvested Option Awards and Stock Awards Granted in Fiscal Year	$21,196,156	$4,768,744	$6,178,511
+ Change in Fair Value of Outstanding and Unvested Option Awards and Stock Awards Granted in Prior Fiscal Years	$22,690,135	($18,691,504)	$2,310,013
+ Fair Value at Vesting of Option Awards and Stock Awards Granted in Fiscal Year That Vested During Fiscal Year	$3,744,929	$1,994,756	$1,414,874
+ Change in Fair Value as of Vesting Date of Option Awards and Stock Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	$14,795,214	($13,639,893)	$2,299,886
- Fair Value as of Prior Fiscal Year-End of Option Awards and Stock Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year	$0	$0	($911,367)
+ Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation	$0	$0	$0
Compensation Actually Paid	**$62,958,728**	**($24,933,746)**	**$12,090,218**

i. The fair value of the CEO Long-Term Performance Award and performance stock units granted in 2022 used to calculate CAP was determined using a Monte Carlo simulation valuation model, in accordance with FASB ASC 718. The fair value of performance stock units granted in 2023 and restricted stock units used to calculate CAP was determined using the grant date fair value, in accordance with FASB ASC 718.

ii. The fair value of option awards used to calculate CAP was determined using the Black-Scholes option pricing model, in accordance with FASB 718.

iii. Due to rounding, the total Compensation Actually Paid may not be the precise value obtained by adding and subtracting the numbers in the column.

(3) The peer group index is comprised of the S&P 500 Information Technology Index, which is the industry line peer group reported in our Annual Report on Form 10-K filed with the SEC on February 28, 2023.

(4) Represents the Company's consolidated net loss, which includes the loss attributable to its noncontrolling interest.

(5) The Company selected financial measure, as required by Item 402(v) of Regulation S-K, is Bookings, which, in our assessment, represents the most important financial measure linking 2023 NEO Compensation Actually Paid to Company performance.

Most Important Metric Used for Linking Pay and Performance

As described in the Compensation Discussion and Analysis, our executive compensation program reflects a pay-for-performance philosophy and compensation decisions are made each year taking into account a number of factors. Target pay levels are primarily set based on individual performance, scope of responsibility, an annual assessment of pay competitiveness within the market, and overall Company performance. Below is an unranked list of the most important financial performance measures that we use to link Compensation Actually Paid to the Company's performance in the most recently completed fiscal year:

- Bookings
- Covenant Adjusted EBITDA
- Stock Price

Relationship between CAP and TSR

The graph below reflects the relationship between the PEO and Average Non-PEO NEO CAP for the reporting year and the Company and S&P 500 Information Technology Index cumulative indexed TSR between March 10, 2021 (the date that our Class A common stock commenced trading on the NYSE) through December 31, 2023:



Relationship between CAP and Net Income (GAAP)

The graph below reflects the relationship between the PEO and Average Non-PEO NEO CAP and the Company's GAAP Net Income for the applicable reporting year. The Company's GAAP Net Income represents the Company's consolidated net loss, which includes the loss attributable to its noncontrolling interest.



Relationship between CAP and Bookings

The graph below reflects the relationship between the PEO and Average Non-PEO NEO CAP and the Company's Bookings for the applicable reporting year. The Company's Bookings represent the sales activity in a given period without giving effect to certain non-cash adjustments, as detailed below. Substantially all of our bookings are generated from sales of virtual currency, which can ultimately be converted to virtual items on the platform. Sales of virtual currency reflected as bookings include one-time purchases or monthly subscriptions purchased via payment processors or through prepaid cards. Bookings are initially recorded in deferred revenue and recognized as revenues over the estimated period of time the virtual items purchased with the virtual currency are available on the platform (estimated to be the average lifetime of a paying user) or as the virtual items purchased with the virtual currency are consumed. Bookings also include an insignificant amount from advertising and licensing arrangements.

Bookings is a non-GAAP financial measure. For a reconciliation of GAAP Revenue to Bookings see section titled "Non-GAAP Financial Measures", within Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations from pages 74-75 in our Annual Report on Form 10-K filed on February 21, 2024.



Equity Compensation Plan Information

The following table summarizes our equity compensation plan information as of December 31, 2023. Information is included for equity compensation plans approved by our stockholders. We do not have any equity compensation plans not approved by our stockholders.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the First Column)
Equity compensation plans approved by security holders [1]	92,409,218 [2]	$ 2.98 [3]	82,188,476 [4]

[1] Includes the 2004 Plan, the 2017 Plan, the 2020 Plan, and the 2020 Employee Stock Purchase Plan, or the ESPP. The 2004 Plan was terminated effective January 19, 2017, and the 2017 Plan was terminated effective March 2, 2021.

[2] Includes 40,157,542 shares subject to stock options, 39,846,480 shares subject to RSUs, and 12,405,196 shares subject to PSUs that were outstanding as of December 31, 2023 that were issued under the 2004 Plan, the 2017 Plan or the 2020 Plan, as applicable. The number of shares subject to PSUs outstanding in the table above reflect shares that would be eligible to vest at 100% of target for the CEO Long-Term Performance Award and at maximum (200% of target) for the remaining PSUs, for which the performance achievement had not yet been determined as of December 31, 2023. This number excludes purchase rights accruing under the ESPP.

[3] RSUs and PSUs, which do not have an exercise price, are excluded in the calculation of weighted-average exercise price. No options were granted during the fiscal year ended December 31, 2023.

[4] As of December 31, 2023, an aggregate of 66,113,923 shares of Class A common stock were available for issuance under the 2020 Plan and an aggregate of 16,074,553 shares of Class A common stock were available for issuance under the ESPP. The 2020 Plan provides that on the first day of each fiscal year, the number of shares of Class A common stock available for issuance thereunder is automatically increased by a number equal to the least of (i) 75,000,000 shares, (ii) 5% of the outstanding shares of all classes of our common stock as of the last day of our immediately preceding fiscal year, and (iii) such other amount as our Board may determine. The ESPP provides that on the first day of each fiscal year, the number of shares of Class A common stock available for issuance thereunder is automatically increased by a number equal to the least of (i) 15,000,000 shares, (ii) 1% of the outstanding shares of all classes of our common stock as of the last day of our immediately preceding fiscal year, and (iii) such other amount as our Board may determine. On January 1, 2024, the number of shares of Class A common stock available for issuance under the 2020 Plan increased by 31,561,067 shares pursuant to this provision and the number of shares of Class A common stock available for issuance under the ESPP increased by 6,312,213 shares. The increases are not reflected in the table above.

ITEM 3:

Ratification of the Independent Registered Public Accounting Firm



THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our ACC has appointed Deloitte & Touche LLP, an independent registered public accounting firm, to audit our consolidated financial statements for our fiscal year ending December 31, 2024. Deloitte & Touche LLP has served as our independent registered public accounting firm since 2019.

At the Annual Meeting, our stockholders are being asked to ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2024. Our ACC is submitting the appointment of Deloitte & Touche LLP to our stockholders because we value our stockholders' views on our independent registered public accounting firm and as a matter of good corporate governance. Notwithstanding the appointment of Deloitte & Touche LLP, and even if our stockholders ratify the appointment, our ACC, in its discretion, may appoint another independent registered public accounting firm at any time during our fiscal year if our ACC believes that such a change would be in the best interests of our Company and our stockholders. If our stockholders do not ratify the appointment of Deloitte & Touche LLP, our Board may reconsider the appointment. Representatives of Deloitte & Touche LLP will be present at the Annual Meeting, and they will have an opportunity to make a statement and will be available to respond to appropriate questions from our stockholders.

Vote Required

The ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2024 requires the affirmative vote of a majority of the voting power of the shares of our common stock present in person (including virtually) or by proxy at the Annual Meeting and entitled to vote thereon. Abstentions will have the effect of a vote against this proposal, and broker non-votes will have no effect.

Report of the Audit and Compliance Committee

The Audit and Compliance Committee is a committee of our board of directors comprised solely of independent directors as required by the listing standards of the NYSE and the rules and regulations of the SEC. The composition of the Audit and Compliance Committee, the attributes of its members and the responsibilities of the Audit and Compliance Committee, as reflected in its charter, are intended to be in accordance with applicable requirements for corporate audit committees. With respect to Roblox's financial reporting process, Roblox's management is responsible for (1) establishing and maintaining internal controls and (2) preparing Roblox's consolidated financial statements. Roblox's independent registered public accounting firm, Deloitte & Touche LLP, is responsible for performing an independent audit of Roblox's consolidated financial statements and the effectiveness of Roblox's internal control over financial reporting. It is the responsibility of the audit and compliance committee to oversee these activities. It is not the responsibility of the Audit and Compliance Committee to prepare Roblox's financial statements. These are the fundamental responsibilities of management. In the performance of its oversight function, the audit and compliance committee has:

- reviewed and discussed the audited consolidated financial statements with management and Deloitte & Touche LLP;

- discussed with Deloitte & Touche LLP the matters required to be discussed by applicable requirements of the PCAOB and the SEC; and

- received the written disclosures and the letter from Deloitte & Touche LLP required by applicable requirements of the PCAOB regarding the independent accountant's communications with the audit and compliance committee concerning independence and has discussed with Deloitte & Touche LLP its independence.

Based on the Audit and Compliance Committee's review and discussions with management and Deloitte & Touche LLP, the Audit and Compliance Committee recommended to our board of directors that the audited financial statements be included in Roblox's Annual Report on Form 10-K for the fiscal year ended December 31, 2023 for filing with the SEC.

Respectfully submitted by the members of the Audit and Compliance Committee of the Board:

GINA MASTANTUONO (CHAIR)
CHRISTOPHER CARVALHO
JASON KILAR

This report of the Audit and Compliance Committee is required by the SEC and, in accordance with the SEC's rules, will not be deemed to be part of or incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933, as amended ("**Securities Act**"), or under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), except to the extent that we specifically incorporate this information by reference, and will not otherwise be deemed "soliciting material" or "filed" under either the Securities Act or the Exchange Act.

PROXY

Audit and Non-Audit Fees

The following table presents fees (in thousands) for professional audit services and other services rendered to our company by Deloitte & Touche LLP for our fiscal years ended December 31, 2022 and 2023.

		2022		2023
Audit Fees[1]	$	3,800	$	4,233
Audit-Related Fees[2]		—		—
Tax Fees[3]		298		23
All Other Fees[4]		2		2
Total Fees	$	4,100	$	4,258

[1]   Consists of fees for professional services provided in connection with the audit of our annual consolidated financial statements and effectiveness of internal controls over financial reporting, reviews of our quarterly condensed consolidated financial statements, and services rendered in connection with the filing of our registration statement on Form S-8 and other statutory and regulatory filings or engagements.

[2]   No audit-related fees were incurred during fiscal 2023 or 2022.

[3]   Consists of fees for professional services primarily for tax compliance and tax consulting for 2022 and tax compliance for 2023.

[4]   Consists of software subscription fees.

Pre-Approval Policies and Procedures

Our ACC has established a policy governing our use of the services of our independent registered public accounting firm. Under this policy, our ACC is required to pre-approve all services performed by our independent registered public accounting firm in order to ensure that the provision of such services does not impair the public accountants' independence. All services provided by Deloitte & Touche LLP for our fiscal year ended December 31, 2022 and December 31, 2023, respectively, were pre-approved by our ACC. During the fiscal year ended December 31, 2023, none of the total hours expended on the Company's financial audit by Deloitte & Touche LLP were provided by persons other than Deloitte & Touche LLP's full-time permanent employees.

Transactions with Related Persons

Policies and Procedures for Related Person Transactions

Our ACC has the primary responsibility for reviewing and approving or disapproving "related party transactions," which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. Our policy regarding transactions between us and related persons provides that a related person is defined as a director, executive officer, nominee for director, or greater than 5% beneficial owner of our Class A common stock or Class B common stock, in each case since the beginning of the most recently completed year, and any of their immediate family members. Our ACC charter provides that our ACC shall review and approve or disapprove any related party transactions.

Under this policy, all related person transactions may be consummated or continued only if approved or ratified by our ACC. In determining whether to approve or ratify any such proposal, our ACC will take into account, among other factors it deems appropriate, (i) whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party and (ii) the extent of the related person's interest in the transaction.

The policy grants standing pre-approval of certain transactions, including (i) executive compensation governed by our standard compensation and benefits policies, (ii) director compensation arrangements governed by our standard director compensation policies, (iii) transactions with another company at which a related person's only relationship is as an employee, other than an executive officer or director, or beneficial owner of less than 10% equity interest of that company, if the aggregate amount involved does not exceed the greater of $200,000 or 2% of the recipient's consolidated gross revenues, (iv) charitable contributions, grants or endowments by us to a charitable organization, foundation or university where the related person's only relationship is as an employee, other than an executive officer or director, if the aggregate amount involved does not exceed the lesser of $1,000,000 or 2% of the charitable organization's total annual receipts, (v) any transaction available to all U.S. employees generally, (vi) transactions where a related person's interest arises solely from the ownership of our common stock and all holders of our common stock received the same benefit on a pro rata basis and (vii) any indemnification or advancement of expenses made pursuant to our charter or bylaws and any agreement.

Transactions with Related Persons in Fiscal Year 2023

We enter into ordinary course commercial dealings with companies that we consider arms-length on terms that are consistent with similar transactions with similar vendors. The ACC has determined that none of our directors had or currently has any direct or indirect material interest in the transaction described below:

Ms. Mastantuono, one of our directors, serves as the Chief Financial Officer of ServiceNow, Inc., which is a vendor. We recognized approximately $775,000 in expenses payable to ServiceNow, Inc. or its subsidiaries in 2023.

Additionally, a child of Mr. David Baszucki and a child of Mr. Reinstra are employed by the Company. The ACC approved the employment of each of these individuals. The employment terms for each of these individuals is consistent with the employment terms of similarly situated employees. The annual compensation for each of these individuals in these entry-level engineering and product management positions consists of annual cash base salary of less than $170,000, a standard new-hire RSU grant with an intended value of less than $275,000 which vests over three years and, starting in the fourth quarter following their commencement of service, annual refresh equity grants with an intended value of less than $100,000 which vests over three years.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of February 29, 2024 for:

- each of our directors;

- each of our NEOs;

- all of our current directors and executive officers as a group; and

- each person or group known by us to be the beneficial owner of more than 5% of our Class A common stock or Class B common stock.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable.

We have based percentage ownership of our common stock on 590,676,417 shares of our Class A common stock and 48,677,643 shares of our Class B common stock outstanding as of February 29, 2024. We have deemed shares of our common stock subject to stock options that are currently exercisable or exercisable within 60 days of February 29, 2024 or issuable pursuant to RSUs which are subject to vesting and settlement conditions expected to occur within 60 days of February 29, 2024 to be outstanding and to be beneficially owned by the person holding the stock option or RSU for the purpose of computing the percentage ownership of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner is c/o Roblox Corporation, 970 Park Place, San Mateo, California 94403. The information provided in the table is based on our records, information filed with the SEC and information provided to us, except where otherwise noted.

| | Shares beneficially owned | | | | |
| | Class A | | Class B[†] | | Total Voting |
	Shares	%	Shares	%	%+
Named Executive Officers and Directors:					
David Baszucki[(1)]	10,694,047	1.8	48,677,643	100.0	62.6
Michael Guthrie[(2)]	2,034,121	*	—	—	*
Manuel Bronstein[(3)]	282,675	*	—	—	
Craig Donato [(4)]	460,492	*	—	—	
Barbara Messing[(5)]	390,327	*	—	—	*
Mark Reinstra[(6)]	715,147	*	—	—	*
Daniel Sturman[(7)]	1,299,805	*	—	—	*
Gregory Baszucki[(8)]	14,027,260	2.4	—	—	*
Christopher Carvalho[(9)]	1,251,317	*	—	—	*
Jason Kilar	—	0	—	—	
Anthony P. Lee[(10)]	62,555,103	10.6	—	—	4.0
Gina Mastantuono[(11)]	17,463	*	—	—	*
Andrea Wong[(12)]	44,007	*	—	—	*
All executive officers and directors as group (12 persons)[(13)]	92,949,452	15.4	48,677,643	100.0	67.7
Greater than 5% Stockholders:					
Entities affiliated with Morgan Stanley[(14)]	64,429,510	10.9	—	—	4.1
Entities affiliated with Altos Ventures[(10)]	62,555,103	10.6	—	—	4.0
The Vanguard Group[(15)]	46,264,278	7.8	—	—	3.0

† The Class B common stock is convertible at any time by the holder into shares of Class A common stock on a share-for-share basis, such that each holder of Class B common stock beneficially owns an equivalent number of Class A common stock.

+ Percentage of total voting power represents voting power with respect to all shares of Class A common stock and Class B common stock as one class. Each holder of our Class A common stock is entitled to one vote per share, each holder of our Class B common stock is entitled to 20 votes per share. Holders of our Class A common stock and Class B common stock will vote together as one class on all matters submitted to a vote of our stockholders, except as expressly provided in our amended and restated certificate of incorporation or required by applicable law.

(1) Includes one share of Class A common stock held directly by Mr. Baszucki, 354,167 shares of Class A common stock and 12,781,474 shares of Class B common stock held of record by the 2020 David Baszucki Gift Trust for which Mr. Baszucki's spouse serves as the party who exercises voting and investment control, 2,233,631 shares of Class A common stock and 23,114,695 shares of Class B common stock held of record by The Freedom Revocable Trust dated February 28, 2017, as amended for which Mr. Baszucki serves as trustee and exercises voting and investment control, 729,167 shares of Class A common stock and 12,781,474 shares of Class B common stock held of record by the 2020 Jan Baszucki Gift Trust for which Mr. Baszucki serves as the party who exercises voting and investment control. Also includes 7,376,206 shares of Class A common stock subject to outstanding options which are exercisable within 60 days of February 29, 2024.

(2) Includes 30,309 shares of Class A common stock held directly by Mr. Guthrie and 61,422 shares of Class A common stock held by the Guthrie Family Irrevocable GST Exempt Trust. Also includes 1,942,390 shares of Class A common stock subject to outstanding options which are exercisable within 60 days of February 29, 2024.

(3) Includes 282,675 shares of Class A common stock held directly by Mr. Bronstein.

(4) Includes 1,323 shares of Class A common stock held directly by Mr. Donato, 40,000 shares of Class A common stock held of record by the Donato Generation Skipping Trust dated September 4, 2020, for which Mr. Donato serves as trustee, 40,000 shares of Class A common stock held of record by the Donato Family Foundation, for which Mr. Donato as the party who exercises voting and investment control. Also includes 379,169 shares of Class A common stock subject to outstanding options which are exercisable within 60 days of February 29, 2024. Mr. Donato resigned from the Company effective September 1, 2023. Information on the number of shares beneficially owned is to the best of the Company's knowledge based on selected information provided to the Company as of February 29, 2024.

(5) Includes 74,843 shares of Class A common stock held directly by Ms. Messing. Also includes 315,484 shares of Class A common stock subject to outstanding options which are exercisable within 60 days of February 29, 2024. Ms. Messing resigned from the Company effective December 8, 2023. Information on the number of shares beneficially owned is to the best of the Company's knowledge based on selected information provided to the Company as of February 29, 2024.

(6) Includes 97,833 shares of Class A common stock held directly by Mr. Reinstra, 72,058 shares of Class A common stock held of record by the San Domenico Trust, for which Mr. Reinstra serves as trustee, 40,000 shares of Class A common stock held of record by each of the Mark L. Reinstra 2023 Annuity Trust and the Susan P. Reinstra 2023 Annuity Trust, for which Mr. Reinstra serves as trustee, and 22,364 shares of Class A common stock held of record by each of the Mark L. Reinstra 2022 Annuity Trust and the Susan P. Reinstra 2022 Annuity Trust, for which Mr. Reinstra serves as trustee. Also includes 420,528 shares of Class A common stock subject to outstanding options which are exercisable within 60 days of February 29, 2024.

(7) Includes 275,249 shares of Class A common stock held directly by Mr. Sturman, 111,982 shares of Class A common stock held of record by Lucy Simon LLC for which the spouse of Mr. Sturman serves as manager and exercises voting and investment control and 111,983 shares of Class A common stock held of record Mo Red LLC for which Mr. Sturman serves as manager and exercises voting and investment control. Also includes 753,563 shares of Class A common stock subject to outstanding options which are exercisable within 60 days of February 29, 2024 and 47,028 shares of Class A common stock subject to vested RSU awards which are deferred under the Company's Deferred Compensation Plan.

(8) Includes 9,220 shares of Class A common stock held directly by Mr. Baszucki. Includes 1,319,500 shares of Class A common stock held of record by Morgan Stanley Roth IRA as custodian for the Greg Baszucki IRA, 9,786,603 shares of Class A common stock held of record by the Greg and Christina Baszucki Living Trust Agreement

dated August 18, 2006, for which Mr. Baszucki serves as trustee, 869,250 shares of Class A common stock held of record by Bessemer Trust Company of Delaware, N.A., as trustee of the Crossbow Dynasty Trust, dated November 13, 2020 and 869,250 shares of Class A common stock held of record by Bessemer Trust Company of Delaware, N.A., as trustee of the Morningstar Dynasty Trust, dated November 13, 2020. Mr. Baszucki exercises voting and investment control over all of these shares. Also includes 1,168,650 shares of Class A common stock subject to outstanding options which are exercisable within 60 days of February 29, 2024 and 4,787 shares of Class A common stock subject to vested RSU awards which are deferred under the Company's Deferred Compensation Plan.

(9) Includes 973,483 shares of Class A common stock held directly by Mr. Carvalho and 160,968 shares of Class A common stock held by the Christopher P. Carvalho Revocable Trust UTD 10/11/2017 for which Mr. Carvalho is the trustee and exercises voting and investment control. Also includes 116,866 shares of Class A common stock subject to outstanding options which are exercisable within 60 days of February 29, 2024.

(10) Based solely on a Schedule 13G/A filed with the SEC on February 14, 2024 reporting stock ownership as of December 31, 2023, includes 4,779,672 shares of record held by Mr. Lee, 4,136,396 shares of record held by Han Kim, 4,711,718 shares of record held by Hodong Nam, 9,605,481 shares of Class A common stock held of record by Altos Ventures IV, LP, 17,324,065 shares of Class A common stock held of record by Altos Ventures IV Liquidity Fund, L.P., 11,535,227 shares of Class A common stock held of record by Altos Roblox SPV 1, LLC, 1,613,506 shares of Class A common stock held of record by Altos Roblox SPV 2, LLC, 375,764 shares of Class A common stock held of record by Altos Ventures IV Reserve Fund, L.P., 8,033,742 shares of Class A common stock held of record by Altos Roblox SPV 2020, LLC, 192,722 shares of Class A common stock held of record by Altos Hybrid 2, LP, 111,112 shares of Class A common stock held of record by Altos Hybrid 4, LP (collectively, the "**Altos Funds**") and 135,698 shares of Class A common stock held of record by Altos Ventures Management, Inc. ("**AVMI**"). The general partner of Altos Hybrid 2, L.P. is Altos Hybrid 2, GP, LLC; the general partner of Altos Hybrid 4, L.P. is Altos Hybrid 4 GP, LLC; the general partner of Altos Ventures IV, L.P., Altos Ventures IV Liquidity Fund, L.P., and Altos Ventures IV Reserve Fund, L.P. is Altos Management Partners IV, LLC (collectively, the "**General Partners**"). The manager of Altos Roblox SPV 1, LLC, and Altos Roblox SPV 2, LLC is Altos Roblox Management Partners, LLC; the manager of Altos Roblox SPV 2020, LLC is Altos Roblox 2020 Management Partners, LLC (collectively, the "**Managers**"). Mr. Lee, Han Kim and Hodong Nam, are the managing members of each the General Partners and Managers members of the board of directors of AVMI and collectively share voting and dispositive power with respect to these shares. Mr. Lee is a member of our Board and disclaims beneficial ownership of shares held by the Altos Funds and AVMI. The address of the Altos Funds and AVMI is 250 California Drive, Floor 4, Burlingame, CA 94010.

(11) Includes 12,676 shares of Class A common stock held directly by Ms. Mastantuono and 4,787 shares of Class A common stock subject to vested RSU awards which are deferred under the Company's Deferred Compensation Plan.

(12) Includes 14,007 shares of Class A common stock held by the Andrea L Wong Living Trust. Also includes 30,000 shares of Class A common stock subject to outstanding options which are exercisable within 60 days of February 29, 2024.

(13) Includes 92,949,452 shares of Class A common stock and 48,667,643 shares of Class B common stock beneficially owned by our executive officers and directors. Also includes 11,808,203 shares of Class A common stock subject to outstanding options which are exercisable within 60 days of February 29, 2024 and held by our executive officers and directors and 56,602 shares of Class A common stock subject to vested RSU awards which are deferred under the Company's Deferred Compensation Plan and held by our executive officers and directors.

(14) Based solely on a Schedule 13G/A filed with the SEC on February 9, 2024 reporting stock ownership as of December 31, 2023, consists of: (i) 33,051,102 shares of Class A common stock held of record by Morgan Stanley, of which Morgan Stanley reported that it had shared voting power with respect to 29,138,176 shares and had shared dispositive power with respect to 33,051,102 shares; and (ii) 31,378,408 shares of Class A common stock held of record by Morgan Stanley Investment Management Inc., of which Morgan Stanley Investment Management Inc. reported that it had shared voting power with respect to 27,530,370 shares and had shared dispositive power with respect to 31,378,408 shares. The address of each of Morgan Stanley and Morgan Stanley Investment Inc. is 1585 Broadway, New York, NY 10036.

(15) Based solely on a Schedule 13G/A filed on February 19, 2024 reporting stock ownership as of December 29, 2023. The Vanguard Group reported that it has sole voting power over no shares of Class A common stock, sole dispositive power with respect to 45,221,399 shares of Class A common stock, shared voting power of 329,939 shares of Class A common stock and shared dispositive power of 1,042,879 shares of Class A common stock. The address of the Vanguard Group is 100 Vanguard Blvd. Malvern, PA 19355.

Questions and Answers About the Proxy Materials and 2024 Annual Meeting

ROBLOX CORPORATION
PROXY STATEMENT
FOR 2024 ANNUAL MEETING OF STOCKHOLDERS
to be held at 8:00 a.m. Pacific Time on Thursday, May 30, 2024

This proxy statement and the enclosed form of proxy are furnished in connection with the solicitation of proxies by our Board for use at the Annual Meeting. The Annual Meeting will be held on Thursday, May 30, 2024 at 8:00 a.m. Pacific Time. The Annual Meeting will be conducted virtually via live audio webcast. You will be able to attend the Annual Meeting virtually by visiting https://web.lumiagm.com/215721927 (password: roblox2024), where you will be able to listen to the meeting live, submit questions, and vote online. For stockholders of record, to vote in the Annual Meeting, you will need the control number included on your Notice or proxy card. If you are a street name stockholder you, you will need to obtain a legal proxy from your broker, bank, or other nominee in order to vote your shares at the Annual Meeting. The Notice containing instructions on how to access this proxy statement and our annual report is first being mailed on or about April 11, 2024 to all stockholders entitled to vote at the Annual Meeting. These proxy materials and our annual report can be accessed by following the instructions in the Notice.

The information provided in the "question and answer" format below is for your convenience only and is merely a summary of the information contained in this proxy statement. You should read this entire proxy statement carefully. Information contained on, or that can be accessed through, our website is not intended to be incorporated by reference into this proxy statement and references to our website address in this proxy statement are inactive textual references only.

What matters am I voting on?

You are being asked to vote on:

- the election of two Class III directors to serve until the 2027 annual meeting of stockholders and until their successors are duly elected and qualified;

- a proposal to approve, on an advisory basis, the compensation of our NEOs;

- a proposal to ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2024; and

- any other business as may properly come before the Annual Meeting.

How does the board of directors recommend I vote on these proposals?

Our Board recommends a vote:

- "FOR" the election of the Class III director nominees named in this proxy statement;

- "FOR" the approval, on an advisory basis, of the compensation of our NEOs; and

- "FOR" the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2024.

How many votes are needed for approval of each proposal?

Proposal No. 1: Each director is elected by a plurality of the voting power of our common stock present in person (including virtually) or represented by proxy at the Annual Meeting and entitled to vote on the election of directors. Abstentions and broker non-votes will have no effect on the outcome of the vote. "Plurality" means that the two nominees who receive the largest number of votes cast "for" such nominees are elected as directors. As a result, any shares not voted "for" a particular nominee (whether as a result of a withhold vote or a broker non-vote) will not be counted in such nominee's favor and will have no effect on the outcome of the election. You may vote "For" or "Withhold" on each of the nominees for election as a director.

Proposal No. 2: The approval, on an advisory basis, of the compensation of our NEOs requires the affirmative vote of at least a majority of the voting power of our common stock present in person (including virtually) or represented by proxy at the Annual Meeting and entitled to vote thereon to be approved. You may vote "For," "Against," or "Abstain" with respect to this proposal. Abstentions are considered shares present and entitled to vote on this proposal, and thus, will have the same effect as a vote "Against" this proposal. Broker non-votes will have no effect on the outcome of this proposal. Because this proposal is an advisory vote, the result will not be binding on our Board or our company. Our Board and the LDCC will consider the outcome of the vote when determining named executive officer compensation.

Proposal No. 3: The ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2024, requires the affirmative "For" vote of a majority of the voting power of the shares of our common stock present in person (including virtually) or represented by proxy at the Annual Meeting and entitled to vote thereon to be approved. Abstentions are considered shares present and entitled to vote on this proposal, and thus, will have the same effect as a vote "Against" this proposal. Broker non-votes will have no effect on the outcome of this proposal. You may vote "For," "Against," or "Abstain" with respect to this proposal.

Who is entitled to vote?

Holders of our Class A common stock and Class B common stock as of the close of business on April 1, 2024, the record date for the Annual Meeting, may vote at the Annual Meeting. As of the record date, there were 591,055,465 shares of our Class A common stock outstanding and 48,677,643 shares of our Class B common stock outstanding. Our Class A common stock and Class B common stock will vote as a single class on all matters described in this proxy statement for which your vote is being solicited. Stockholders are not permitted to cumulate votes with respect to the election of directors. Each share of Class A common stock is entitled to one vote on each proposal and each share of Class B common stock is entitled to 20 votes on each proposal. Our Class A common stock and Class B common stock are collectively referred to in this proxy statement as our "common stock."

Registered Stockholders. If shares of our common stock are registered directly in your name with our transfer agent, Equiniti Trust Company LLC ("**Equiniti**"), you are considered the stockholder of record with respect to those shares, and the Notice was provided to you directly by us. As the stockholder of record, you have the right to grant your voting proxy directly to the individuals listed on the proxy card or to vote live at the Annual Meeting. Throughout this proxy statement, we refer to these registered stockholders as "stockholders of record."

Street Name Stockholders. If shares of our common stock are held on your behalf in a brokerage account or by a bank or other nominee, you are considered to be the beneficial owner of shares that are held in "street name," and the Notice was forwarded to you by your broker or nominee, who is considered the stockholder of record with respect to those shares. As the beneficial owner, you have the right to direct your broker, bank, or other nominee as to how to vote your shares. Beneficial owners are also invited to attend the Annual Meeting. However, since a beneficial owner is not the stockholder of record, you may not vote your shares of our common stock live at the Annual Meeting unless you follow your broker's procedures for obtaining a legal proxy. If you request a printed copy of our proxy materials by mail, your broker, bank, or other nominee will provide a voting instruction form for you to use. Throughout this proxy statement, we refer to stockholders who hold their shares through a broker, bank, or other nominee as "street name stockholders."

Are a certain number of shares required to be present at the annual meeting?

A quorum is the minimum number of shares required to be present at the Annual Meeting to properly hold an annual meeting of stockholders and conduct business under our amended and restated bylaws and Delaware law. The presence in person, virtually or by proxy, of a majority of the voting power of all issued and outstanding shares of our common stock entitled to vote at the Annual Meeting will constitute a quorum at the Annual Meeting. Abstentions, withhold votes, and broker non-votes are counted as shares present and entitled to vote for purposes of determining a quorum.

How do I vote?

If you are a stockholder of record, there are four ways to vote:

- by Internet prior to the Annual Meeting at www.voteproxy.com, 24 hours a day, seven days a week, until 11:59 p.m. Eastern time on May 29, 2024 and follow the on-screen instructions (have your proxy card in hand when you visit the website, and use the Company Number and Account Number shown to the right);

- by toll-free telephone at 1-800-PROXIES (1-800-776-9437) in the United States and Canada or 1-718-921-8500 from other countries from any touch-tone telephone and follow the instructions, until 11:59 p.m. Eastern time on May 29, 2024 (have your proxy card in hand when you call and use the Company Number and Account Number shown to the right);

- by completing and mailing your proxy card (if you received printed proxy materials); or

- by attending the Annual Meeting virtually by visiting https://web.lumiagm.com/215721927 (password: roblox2024), where, if you are a stockholder of record, you may vote and submit questions during the meeting (please have your Notice and proxy card in hand when you visit the website and use the Control Number shown to the right), but if you are a street name stockholder, you will need to obtain a legal proxy from your broker, bank or other nominee in order to vote your shares at the Annual Meeting.

Even if you plan to attend the Annual Meeting, we recommend that you also vote by proxy so that your vote will be counted if you later decide not to attend the Annual Meeting.

If you are a street name stockholder, you will receive voting instructions from your broker, bank, or other nominee. You must follow the voting instructions provided by your broker, bank, or other nominee in order to direct your broker, bank, or other nominee on how to vote your shares. Street name stockholders should generally be able to vote by returning a voting instruction form, or by telephone or on the Internet. However, the availability of telephone and Internet voting will depend on the voting process of your broker, bank, or other nominee. As discussed above, if you are a street name stockholder, you may attend, listen, and ask questions in the Annual Meeting but you may not vote your shares live at the Annual Meeting unless you obtain a legal proxy from your broker, bank, or other nominee.

How may my brokerage firm or other intermediary vote my shares if I fail to provide timely directions?

Brokerage firms and other intermediaries holding shares of our common stock in street name for their customers are generally required to vote such shares in the manner directed by their customers. In the absence of timely directions, your broker will generally have discretion to vote your shares on our sole "routine" matter: the proposal to ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2024. Your broker will not have discretion to vote on any other proposals, which are "non-routine" matters, absent direction from you (and failure to provide instructions on these matters will result in a "broker non-vote").

Can I change my vote?

Yes. If you are a stockholder of record, you can change your vote or revoke your proxy any time before the Annual Meeting by:

- entering a new vote by Internet or by telephone; completing and returning a later-dated proxy card; notifying the Corporate Secretary of Roblox Corporation, in writing, at Roblox Corporation, 970 Park Place, San Mateo, California 94403; or attending and voting at the Annual Meeting (although attendance at the Annual Meeting will not, by itself, revoke a proxy).

- if you are a street name stockholder, your broker, bank, or other nominee can provide you with instructions on how to change your vote.

What do I need to do to attend the annual meeting?

If you are a stockholder of record, you will be able to attend the Annual Meeting virtually, submit your questions during the meeting and vote your shares electronically at the meeting by visiting https://web.lumiagm.com/215721927. To participate in the Annual Meeting, you will need the control number included on your Notice or proxy card.

If you are a street name stockholder and your voting instruction form or Notice indicates that you may vote your shares through the www.voteproxy.com website, then you may access and participate in the annual meeting with the control number indicated on that voting instruction form or Notice. Otherwise, street name stockholders will need to obtain a legal proxy from their broker, bank, or other nominee in order to vote their shares at the Annual Meeting. Street name stockholders who do not obtain a legal proxy will still be able to attend, listen, and ask questions in the Annual Meeting as a guest live by visiting https://web.lumiagm.com/215721927 and entering the requested information, but will not be able to vote their shares.

The Annual Meeting webcast will begin promptly at 8:00 a.m. Pacific Time. We encourage you to access the meeting prior to the start time. Online check-in will begin at 7:00 a.m. Pacific Time, and you should allow ample time for the check-in procedures.

What is the effect of giving a proxy?

Proxies are solicited by and on behalf of our Board. David Baszucki and Michael Guthrie have been designated as proxy holders by our Board. When proxies are properly dated, executed, and returned, the shares represented by such proxies will be voted at the Annual Meeting in accordance with the instructions of the stockholder. If the proxy is dated and signed, but no specific instructions are given, the shares will be voted in accordance with the recommendations of our Board as described above. If any matters not described in this proxy statement are properly presented at the Annual Meeting, the proxy holders will use their own judgment to determine how to vote the shares. If the Annual Meeting is adjourned, the proxy holders can vote the shares on the new Annual Meeting date as well, unless you have properly revoked your proxy, as described above.

Why did i receive a notice of internet availability of proxy materials instead of a full set of proxy materials?

In accordance with the rules of the SEC, we have elected to furnish our proxy materials, including this proxy statement and our annual report, primarily via the Internet. The Notice containing instructions on how to access our proxy materials is first being mailed on or about April 11, 2024 to all stockholders entitled to vote at the Annual Meeting. Stockholders may request to receive all future proxy materials in printed form by mail or electronically by e-mail by following the instructions contained in the Notice. We encourage stockholders to take advantage of the availability of our proxy materials on the Internet to help reduce the environmental impact and cost of our annual meetings of stockholders.

How are proxies solicited for the annual meeting?

Our Board is soliciting proxies for use at the Annual Meeting. All expenses associated with this solicitation will be borne by us. We will reimburse brokers or other nominees for reasonable expenses that they incur in sending our proxy materials to you if a broker, bank, or other nominee holds shares of our common stock on your behalf. In addition, our Board and employees may also solicit proxies by telephone, by electronic communication, or by other means of communication. Our Board and employees will not be paid any additional compensation for soliciting proxies.

Where can I find the voting results of the annual meeting?

We will announce preliminary voting results at the Annual Meeting. We will also disclose voting results on a Current Report on Form 8-K that we will file with the SEC within four business days after the Annual Meeting. If final voting results are not available to us in time to file a Current Report on Form 8-K within four business days after the Annual Meeting, we will file a Current Report on Form 8-K to publish preliminary results and will provide the final results in an amendment to the Current Report on Form 8-K as soon as they become available.

I share an address with another stockholder, and we received only one paper copy of the proxy materials. How may i obtain an additional copy of the proxy materials?

We have adopted a procedure called "householding," which the SEC has approved. Under this procedure, we deliver a single copy of the Notice and, if applicable, our proxy materials, to multiple stockholders who share the same address, unless we have received contrary instructions from one or more of such stockholders. This procedure reduces our printing costs, mailing costs, and fees. Stockholders who participate in householding will continue to be able to access and receive separate proxy cards. Upon written or oral request, we will deliver promptly a separate copy of the Notice and, if applicable, our proxy materials, to any stockholder at a shared address to which we delivered a single copy of any of these materials. To receive a separate copy, or, if a stockholder is receiving multiple copies, to request that we only send a single copy of the Notice and, if applicable, our proxy materials, such stockholder may contact us at:

Roblox Corporation
Attention: Corporate Secretary
970 Park Place,
San Mateo, California 94403

Street name stockholders may contact their broker, bank, or other nominee to request information about householding.

What is the deadline to propose actions for consideration at next year's annual meeting of stockholders or to nominate individuals to serve as directors?

Stockholder Proposals

Stockholders may present proper proposals for inclusion in our proxy statement and for consideration at next year's annual meeting of stockholders by submitting their proposals in writing to our Corporate Secretary in a timely manner. For a stockholder proposal to be considered for inclusion in our proxy statement for the 2025 annual meeting of stockholders, our Corporate Secretary must receive the written proposal at our principal executive offices not later than December 12, 2024. In addition, stockholder proposals must comply with the requirements of Rule 14a-8 regarding the inclusion of stockholder proposals in company-sponsored proxy materials. The address of our principal executive offices is:

Roblox Corporation
Attention: Corporate Secretary
970 Park Place
San Mateo, California 94403

Our amended and restated bylaws also establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders but do not intend for the proposal to be included in our proxy statement. Our amended and restated bylaws provide that the only business that may be conducted at an annual meeting of stockholders is business that is (i) specified in our proxy materials with respect to such annual meeting, (ii) otherwise properly brought before such annual meeting by or at the direction of our Board, or (iii) properly brought before such meeting by a stockholder of record entitled to vote at such annual meeting who has delivered timely written notice to our Corporate Secretary, which notice must contain the information specified in our amended and restated bylaws. To be timely for the 2025 annual meeting of stockholders, our Corporate Secretary must receive the written notice at our principal executive offices:

- not earlier than January 30, 2025; and
- not later than March 1, 2025.

In the event that we hold the 2025 annual meeting of stockholders more than 25 days from the one-year anniversary of the Annual Meeting, a notice of a stockholder proposal that is not intended to be included in our proxy statement must be received by the Corporate Secretary at our principal executive offices:

- not earlier than the 120th day prior to the 2025 annual meeting of stockholders; and
- not later than the 10th day following the day on which public announcement of the date of the 2025 annual meeting of stockholders is first made by us.

If a stockholder who has notified us of his, her, or its intention to present a proposal at an annual meeting of stockholders does not appear to present his, her, or its proposal at such annual meeting, we are not required to present the proposal for a vote at such annual meeting.

Recommendation or Nomination of Director Candidates

Holders of 1% of our fully diluted capitalization for at least 12 months prior to the submission of the recommendation may recommend director candidates for consideration by our NCGC. Any such recommendations should include the nominee's name and qualifications for membership on our Board and should be directed to our General Counsel or legal department at the address set forth above. For additional information regarding stockholder recommendations for director candidates, see the section titled *"Board of Directors and Corporate Governance—Stockholder Recommendations and Nominations to the Board of Directors."*

In addition, our amended and restated bylaws permit stockholders to nominate directors for election at an annual meeting of stockholders. To nominate a director, the stockholder must provide the information required by our amended and restated bylaws. In addition, the stockholder must give timely notice to our Corporate Secretary in accordance with our amended and restated bylaws, which, in general, require that the notice be received by our Corporate Secretary within the time periods described above under the section titled "*Stockholder Proposals*" for stockholder proposals that are not intended to be included in a proxy statement.

In addition to satisfying the requirements of our amended and restated bylaws, stockholders who intend to nominate directors other than the directors we have nominated, must also comply with the additional requirements of Rule 14a-19 under the Exchange Act.

Availability of bylaws

A copy of our amended and restated bylaws is available via the SEC's website at http://www.sec.gov or on our investor relations website at http://ir.roblox.com/governance/governance-documents. You may also contact our Corporate Secretary at the address set forth above for a copy of the relevant bylaw provisions regarding the requirements for making stockholder proposals and nominating director candidates.

PROXY

Other Matters

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires that our executive officers and directors, and persons who own more than 10% of our common stock, file reports of ownership and changes of ownership with the SEC. Such directors, executive officers and 10% stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

SEC regulations require us to identify in this proxy statement anyone who filed a required report late during the most recent fiscal year. Based solely on our review of copies of such forms that we have received, or written representations from reporting persons, we believe that during the fiscal year ended December 31, 2023, all executive officers, directors and greater than 10% stockholders complied with all applicable SEC filing requirements, except a Form 4 reflecting one transaction for Amy Rawlings that was filed late due to an administrative error.

Fiscal Year 2023 Annual Report and SEC Filings

Our financial statements for our fiscal year ended December 31, 2023 are included in our Annual Report on Form 10-K, which was filed with the SEC and which we will make available to stockholders at the same time as this proxy statement. This proxy statement and our annual report are posted on our website at ir.roblox.com and are available from the SEC on its website at www.sec.gov. You may also obtain a copy of our annual report without charge by sending a written request to Roblox Corporation, Attention: Investor Relations, 970 Park Place, San Mateo, California 94403.

* * *

The Board does not know of any other matters to be presented at the Annual Meeting. If any additional matters are properly presented at the Annual Meeting, the persons named in the enclosed proxy card will have discretion to vote the shares of our common stock they represent in accordance with their own judgment on such matters.

It is important that your shares of our common stock be represented at the Annual Meeting, regardless of the number of shares that you hold. You are, therefore, urged to vote by telephone or by using the Internet as instructed on the enclosed proxy card or execute and return, at your earliest convenience, the enclosed proxy card in the envelope that has also been provided.

THE BOARD OF DIRECTORS

San Mateo, California
April 11, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from   to   .

Commission file number 001-04321

Roblox Corporation
(Exact name of registrant as specified in its charter)

Delaware	**20-0991664**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
970 Park Place, San Mateo, CA	**94403**
(Address of Principal Executive Offices)	(Zip Code)

(888) 858-2569
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value of $0.0001 per share	RBLX	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None
(Title of class)

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).   Yes ☒   No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the Registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that has prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

The aggregate market value of voting Class A common stock held by non-affiliates of the Registrant on June 30, 2023, the last business day of the Registrant's most recently completed second fiscal quarter (based on a closing price of $40.30 per share on June 30, 2023 as reported on the New York Stock Exchange) was approximately $16.3 billion. Solely for purposes of this disclosure, shares of Class A common stock held by executive officers, directors, and holders of more than 10% of our common stock of the Registrant as of such date have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of February 1, 2024, the Registrant had 581,551,952 shares of Class A common stock and 50,086,273 of Class B common stock, each with a par value of $0.0001 per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrants' definitive proxy statement relating to its 2024 annual meeting of shareholders (the "2024 Proxy Statement") are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated. The 2024 Proxy Statement will be filed with the U.S. Securities and Exchange Commission within 120 days after the end of the fiscal year to which this report relates.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "expect," "anticipate," "should," "believe," "hope," "target," "project," "plan," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "would," "intend," "shall," "contemplate," "opportunity," or "continue" or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Forward-looking statements contained in this Annual Report on Form 10-K include, but are not limited to, statements about:

- our expectations regarding future financial performance, including but not limited to our expectations regarding revenue, cost of revenue, changes in estimated paying user life, operating expenses, operating losses, operating leverage and our key metrics, and our ability to achieve and maintain future profitability;

- our ability to successfully execute our business and growth strategy, including our potential to scale and grow our advertising business, our international users, developers, and creators, and our ability to create new revenue opportunities;

- the sufficiency of our cash and cash equivalents to meet our liquidity needs;

- economic, seasonal, and industry trends;

- the functionality and economics of our platform on operating systems and through distribution channels and software application stores;

- the demand for our platform in general;

- our ability to retain and increase our number of users, developers, and creators;

- the impact of inflation and global economic conditions on our operations;

- challenges associated with our future of work and return to office plans;

- our ability to develop enhancements to our platform, and bring them to market in a timely manner;

- our beliefs about and objectives for future operations;

- our ability to attract and retain employees and key personnel and maintain our corporate culture;

- future acquisitions or investments, including infrastructure investments to increase capacity;

- the ability for developers to build, launch, scale, and monetize experiences for users;

- our expectations regarding our ability to generate revenue from our users;

- our ability to convert users into developers and creators;

- our expectations regarding new target demographics;

- our ability to continue to provide a safe and civil online environment, particularly for children;

- our ability to develop and protect our brand;

- our ability to maintain the security and availability of our platform;

- our ability to detect and minimize unauthorized use of our platform

- the impact of disruption in supply chains on our ability to expand or increase the capacity of the platform or replace defective equipment;

- our business model and expectations and management of future growth, including for headcount growth rate, expansion in international markets and expenditures associated with such growth;

- our ability to compete with existing and new competitors;

- our expectations regarding outstanding litigation and legal and regulatory matters;

- our expectations regarding the effects of existing and developing laws and regulations, including with respect to privacy, data protection, online safety, and the regulation of Robux as a security, both in the U.S. and internationally, including how such laws and regulations may interfere with user, developer and creator access to our platform and experiences;

- our expectations surrounding Robux as an attractive virtual currency;

- our goal to increase developer and creator earnings as much as possible;

- the impact of geopolitical events, including the war in Ukraine, Hamas' attack against Israel and the ensuing war, and their impacts on economies globally;

- our expectations regarding new accounting standards;

- our ability to achieve and maintain effective control over financial reporting;

- the impact of foreign currency exchange rates and rising interest rates on results of operations;

- our estimates related to stock-based compensation expenses;

- generating sufficient cash to service our debt and other obligations that apply to our indebtedness; and

- the increased expenses associated with being a public company.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this Annual Report on Form 10-K.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Annual Report on Form 10-K primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors, including those described in the section titled "Risk Factors" and elsewhere in this Annual Report on Form 10-K. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Annual Report on Form 10-K. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

Neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. Moreover, the forward-looking statements made in this Annual Report on Form 10-K relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Annual Report on Form 10-K to reflect events or circumstances after the date of this Annual Report on Form 10-K or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

SPECIAL NOTE REGARDING OPERATING METRICS

We manage our business by tracking several operating metrics, including average daily active users ("DAUs"), hours engaged, bookings, average bookings per DAU ("ABPDAU"), average new and returning monthly unique payers, monthly repurchase rate, and average bookings per monthly unique payer. As a management team, we believe each of these operating metrics provides useful information to investors and others. For information concerning these metrics as measured by us, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

While these metrics are based on what we believe to be reasonable estimates of our user base for the applicable period of measurement, there are inherent challenges in measuring how our platform is used. These metrics are determined by using internal data gathered on an analytics platform that we developed and operate and have not been validated by an independent third party. This platform tracks user account and session activity. If we fail to maintain an effective analytics platform, our metrics calculations may be inaccurate. These metrics are also determined by certain demographic data provided to us by the user, such as age or gender. If our users provide us with incorrect or incomplete information, then our estimates may be inaccurate.

We believe that these metrics are reasonable estimates of our user base for the applicable period of measurement, and that the methodologies we employ and update from time-to-time to create these metrics are reasonable bases to identify trends in user behavior. Because we update the methodologies we employ to create metrics, our current period metrics may not be comparable to those in prior periods. For example, in the first quarter of 2023, we revised the methodology we use to calculate average monthly unique payers for payers who purchased prepaid cards through one of our specified distributors (the impact to average new and returning monthly unique payers and average bookings per monthly unique payer in periods prior to the first quarter of 2023 was not significant). Finally, the accuracy of our metrics may be affected by certain factors relating to user activity and systems and our ability to identify and detect attempts to replicate legitimate user activity, often referred to as botting. See the section titled "Risk Factors—Our user metrics and other estimates are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may significantly harm and negatively affect our reputation and our business."

DAUs

We define a DAU as a user who has logged in and visited Roblox through our website or application on a unique registered account on a given calendar day. If a registered, logged in user visits Roblox more than once within a 24-hour period that spans two calendar days, that user is counted as a DAU only for the first calendar day. We believe this method better reflects global engagement on the platform compared to a method based purely on a calendar-day cutoff. DAUs for a specified period is the average of the DAUs for each day during that period. As an example, DAUs for the month of September would be an average of DAUs during that 30 day period.

Other companies, including companies in our industry, may calculate DAUs differently.

We track DAUs as an indicator of the size of the audience engaged on our platform. DAUs are also broken out by geographic region to help us understand the global engagement on our platform.

The geographic location data collected is based on the IP address associated with the account when an account is initially registered on Roblox. The IP address may not always accurately reflect a user's actual location at the time they engaged with our platform. Historically, we have grouped Xbox users into Rest of World DAUs for the purposes of our reporting (we note that since the fourth quarter of 2020, Xbox users have represented less than 2% of our total quarterly DAUs and quarterly hours engaged). Beginning in the fourth quarter of 2023, Xbox users are reported in their respective geographies.

The platform data collected is based on the platform associated with the account when an account is initially registered on Roblox. The demographic data collected is self-reported to us and may not always accurately represent the actual attributes of the user.

Because DAUs measure account activity and an individual user may actively use our platform within a particular day on multiple accounts for which that individual registered, our DAUs are not a measure of unique individuals accessing Roblox. Additionally, if undetected, fraud and unauthorized access to our platform may contribute, from time to time, to an overstatement of DAUs. In many cases, fraudulent accounts are created by bots to inflate user activity for a particular developer's content on our platform, thus making the developer's experience or other content appear more popular than it really is. We strive to detect and minimize fraud and unauthorized access to our platform. See the sections titled "Risk Factors—Our user metrics and other estimates are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may significantly harm and negatively affect our reputation and our business," and "Risk Factors—Some developers, creators, and users on our Platform may make unauthorized, fraudulent, or illegal use of Robux and other digital goods or experiences on our Platform, including through unauthorized third-party websites or "cheating" programs."

Hours Engaged

We define hours engaged as the time spent by our users on the platform, which includes time spent in experiences (which refer to the titles that have been created by developers) and within platform features such as chat and avatar personalization. We calculate total hours engaged as the aggregate of user session lengths in a given period. We determine this length of time using internal company systems that track user activity on our platform, and aggregate discrete activities into a user session. We track hours engaged as an indicator of the user engagement on our platform. Hours engaged are also broken out by geographic region to help us understand the global engagement on our platform. See the sections titled "Risk Factors—Our user metrics and other estimates are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may significantly harm and negatively affect our reputation and our business."

We continuously strive to detect and minimize unauthorized use of our platform, including, but not limited to, botting. As we continue to improve our ability to detect and deter unauthorized use of our Platform, we may see an impact to our overall hours engaged as our efforts to reduce botting become more successful.

Bookings

Bookings represent the sales activity in a given period without giving effect to certain non-cash adjustments, as detailed below. Substantially all of our bookings are generated from sales of virtual currency, which can ultimately be converted to virtual items on the platform. Sales of virtual currency reflected as bookings include one-time purchases or monthly subscriptions purchased via payment processors or through prepaid cards. Bookings are initially recorded in deferred revenue and recognized as revenues over the estimated period of time the virtual items purchased with the virtual currency are available on the platform (estimated to be the average lifetime of a paying user) or as the virtual items purchased with the virtual currency are consumed. Bookings also include an insignificant amount from advertising and licensing arrangements.

We believe bookings provide a timelier indication of trends in our operating results that are not necessarily reflected in our revenue as a result of the fact that we recognize the majority of revenue over the estimated average lifetime of a paying user, which was 28 months as of December 31, 2023. The change in deferred revenue constitutes the vast majority of the reconciling difference from revenue to bookings. By removing these non-cash adjustments, we are able to measure and monitor our business performance based on the timing of actual transactions with our users and the cash that is generated from these transactions. Over the long-term, the factors impacting our revenue and bookings trends are the same. However, in the short-term, there are factors that may cause revenue and bookings trends to differ.

We use this non-GAAP financial information to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that this non-GAAP financial information may be helpful to investors because it provides consistency and comparability with past financial performance. However, non-GAAP financial measures have limitations in their usefulness to investors because they have no standardized meaning prescribed by GAAP and are not prepared under any comprehensive set of accounting rules or principles. In addition, other companies, including companies in our industry, may calculate similarly titled non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial information as a tool for comparison. As a result, our non-GAAP financial information is presented for supplemental informational purposes only and should not be considered in isolation from, or as a substitute for financial information presented in accordance with GAAP.

Bookings are also broken out by geographic region based on the billing country of our payers, to help us understand the global engagement and monetization on our platform. The billing address may not always accurately reflect a payer's actual location at the time of their purchase.

ABPDAU

We define ABPDAU as bookings in a given period divided by the DAUs for such period. We primarily use ABPDAU as a way to understand how we are monetizing across all of our users through the sale of virtual currency and subscriptions. ABPDAU is also broken out by geographic region to help us understand the global engagement on our platform.

Average New and Returning Monthly Unique Payers and Monthly Repurchase Rate

We define new monthly unique payers as user accounts that made their first purchase on the platform, or via redemption of prepaid cards, during a given month. Average new monthly unique payers for a specified period is the average of the new monthly unique payers for each month during that period. Because we do not always have the data necessary to link an individual who has paid under multiple user accounts, an individual may be counted as multiple new monthly unique payers.

We define returning monthly unique payers as user accounts that have made a purchase on the platform, or via redemption of prepaid cards, in the current month and in any prior month. Average returning monthly unique payers for a specified period is the average of the returning monthly unique payers for each month during that period. Because we do not always have the data necessary to link an individual who has paid under multiple user accounts, an individual may be counted as multiple returning monthly unique payers.

We define monthly repurchase rate as the returning monthly unique payers in the current month, divided by the sum of the prior month's new monthly unique payers and returning monthly unique payers. Average monthly repurchase rate for a specified period is the average of the monthly repurchase rates for each month during that period.

Average Bookings per Monthly Unique Payer

We define average bookings per monthly unique payer as bookings in the specified period divided by the average monthly unique payers for the same specified period.

Part I

Item 1. BUSINESS

Overview

Roblox operates a free to use immersive platform for connection and communication (the “Roblox Platform” or “Platform”), where every day, millions of people come to create, play, work, learn, and connect with each other in experiences built by our global community of creators. Our vision is to reimagine the way people come together – in a world that is safe, civil, and optimistic. To achieve this vision, we are building an innovative company that, together with the Roblox community, has the ability to strengthen our social fabric and support economic growth for people around the world.

Our Platform consists of the Roblox Client, the Roblox Studio, and the Roblox Cloud. Roblox Client is the application that allows users to seamlessly explore 3D immersive experiences. Roblox Studio is the free toolset that allows developers and creators to build, publish, and operate 3D immersive experiences and other content accessed with the Roblox Client. Roblox Cloud includes the services and infrastructure that power our Platform.

Our mission is to connect a billion users with optimism and civility. We are constantly improving the ways in which our Platform supports shared experiences, ranging from how these experiences are built by an engaged community of developers and creators to how they are enjoyed and safely accessed by users across the globe.

Growth at Roblox has been driven primarily by a significant investment in technology and two mutually reinforcing network effects: content and social.


Developers
& Creators
Content
Users
Social
Network
Friends

First, user-generated content, built by our community of developers and creators, powers our Platform. As developers and creators build increasingly high-quality content, more users are attracted to our Platform. With more users on our Platform, greater engagement and monetization opportunities exist, which in turn, makes Roblox more attractive to developers and creators, incentivizing them to design increasingly engaging content and encouraging new developers and creators to start building on our Platform.

Second, our Platform is social. When users join, they typically interact with friends, which inspires them to invite more friends, who in turn, invite their friends, driving organic growth. The more friends that each of our users have interacting on the Platform, the more valuable and engaging the Platform becomes. This drives more users to our Platform through word of mouth from their existing friends on the Platform.

Our User and Creator Community

Roblox is powered by content from our community of developers and creators who build immersive and engaging experiences found only on Roblox, as well as the vast majority of the items for customizing avatars. This content attracts our users to immerse themselves in the millions of experiences found on the Platform. Many of our users may also eventually become developers and creators, and nearly all developers and creators started as users.

Our Users

In the year ended December 31, 2023, 68.4 million average DAUs across over 190 countries enjoyed experiences on Roblox across mobile, desktop, and console platforms, of which on average, 852,000 were daily unique paying users. Our users are diversified across multiple dimensions, including age, geography, platform, and gender. Each day, users express themselves through their avatars, explore different worlds, and engage with others in the Roblox community. In the year ended December 31, 2023, there were over 3,000 experiences that generated at least 1 million hours of engagement and over 500 experiences that generated 10 million hours of engagement or more. During the year ended December 31, 2023, users spent 60.0 billion hours engaged on our Platform, or an average of 2.4 hours per DAU each day. Over the same period, our users explored an average of over 19 different experiences on the Roblox Platform per month.

Breakdown of Our Users[1]



Global DAU = 68.4 million[1]

(1) Represents the average during the year ended December 31, 2023. Refer to "Special Note Regarding Operating Metrics" for details on operating metrics used. Percentages presented are calculated from the underlying numbers in thousands and may not add to their respective totals due to rounding.

Our Developers and Creators

We offer developers and creators the ability to build engaging, immersive experiences and marketplace items that they can easily share with the Roblox community. We refer to users who create experiences and marketplace items as creators, while developers represent a subset of the creator community that create experiences on the Platform or build and sell custom tools to help other developers create experiences. In this way, our developers and creators enable us to offer a wide variety of experiences and avatar items and cost-effectively crowd-source our experiences, marketplace content, and developer tool ecosystem. In the year ended December 31, 2023, we had millions of active developers across more than 180 countries who had either created or updated an experience on the Roblox Platform. Our developer and creator community includes individuals with a wide spectrum of professional capabilities and team sizes, ranging from young students and independent hobbyists, all the way to full-time studios.

We measure the health and success of our developer and creator community based on their earnings and the user engagement in their experiences. As our Platform has scaled, our monetizing developers and creators have enjoyed meaningful earnings expansion over time, reflecting the increasing popularity and opportunities for monetization of our Platform and driving a growing incentive for our developers and creators to continue to build high-quality content.

Quarterly Development Exchange Fees ($ in millions)



Developers and creators are able to earn Robux through the following methods:

1. *Monetizing a developed experience:* Developers qualified for our Developer Exchange Program can earn Robux through:

    a. *In-experience purchases,* which consist of microtransactions generated from the sale of in-experience virtual items, subscription-based offerings (including access to private servers), access to certain experiences, and/or passes granting special in-experience privileges.

    b. *Engagement-Based Payouts*, which allows developers to earn Robux based on the share of time that Roblox Premium subscribers engage in their experience.

    c. *Immersive advertisements ("ads")*, which are high-quality, in-experience native ad units that can programmatically serve ads through which developers can earn Robux from impressions and/or teleports generated.

2. *Creating and selling or reselling avatar items:* Creators can create and sell accessories, clothes, bodies, and heads for avatars in the Marketplace or in their own or other developers' experiences.

3. *Creating and selling Roblox Studio plugins:* Through the Creator Store (formerly the Creator Marketplace), developers and creators can sell Roblox Studio plugins, which are extensions that add additional features or functionality to Roblox Studio and helps improve creator workflows.

There were over 5.0 million developers and creators who earned Robux on the Roblox Platform in the month ended December 31, 2023. As of December 31, 2023, over 16,500 developers and creators qualified for and were registered in our Developer Exchange Program, of which over 5,000 were newly qualified and registered during 2023. In order to be qualified for our Developer Exchange Program and eligible to exchange earned Robux for real-world currency, developers and creators must meet certain conditions, such as having earned the minimum amount of Robux required to qualify for the program, a verified developer account, and an account in good standing. On January 31, 2022, we reduced the minimum amount of earned Robux required to qualify for the program from 100,000 Robux to 50,000 Robux and subsequently on January 31, 2023, we further reduced the minimum requirement from 50,000 Robux to 30,000 Robux. We believe these reductions in the minimum amounts required incentivize our developer and creator community, and promote the long term growth and health of such community. For the year ended December 31, 2023, over 12,000 developers and creators actually exchanged their earned Robux for real-world currency through our Developer Exchange Program. For the same period, there were over 3,500 developers and creators that earned the equivalent of $10,000 or more in Robux and over 750 developers and creators that earned the equivalent of $100,000 or more in Robux.

Rewards and Experiences Breakdown



Developer and Creator Breakdown by Rewards

Rewards ($)[1]

5.0mm	$0+
12.7k	$1K+
3.7k	$10K+
780	$100K+
96	$1M+
9	$10M+

[1]Represents USD equivalent of Robux earnings in trailing twelve months as of December 31, 2023

Experiences Breakdown by Hours

Experiences[2]

7.9mm	>0 Hours
69.4k	1K+ Hours
21.1k	10K+ Hours
10.0k	100K+ Hours
3.2k	1M+ Hours
526	10M+ Hours

[2]Represents experiences in trailing twelve months as of December 31, 2023

We invest in our developers and creators by providing a comprehensive set of free tools and services through Roblox Studio, the Roblox Open Cloud, and a range of other creator resources that enable them to easily build, publish, analyze, grow, and monetize experiences. We empower developers and creators to get started with minimal upfront costs as we cover hosting, storage, customer support, localization, regulatory requirements, payment processing, and platform fees. We provide appropriate support for all developers and creators to ensure engagement and growth in our developer and creator community. This includes managing and moderating our online developer and creator forums and operating special programs for aspiring and top developers and creators such as our annual Roblox Developers Conference. With Roblox Open Cloud, developers and creators can leverage a suite of backend APIs to seamlessly build and scale their experiences.

The investment in our developer and creator community has resulted in an ever-changing offering of diverse content for our users to explore and engage in. The chart below shows the percentage of in-experience engagement within the top 1,000 experiences by month from January 1, 2023 to December 31, 2023.



Our Products and Technology

The Roblox Platform is the underlying technology and infrastructure that supports shared experiences and is composed of three elements:

- **Roblox Client**—The free application that allows users to explore 3D immersive experiences.

- **Roblox Studio**—The free toolset that allows developers and creators to build, publish, and operate 3D immersive experiences and other content accessed with the Roblox Client.

- **Roblox Cloud**—The services and infrastructure that power the Roblox Client and Roblox Studio.

Since our founding, we have invested heavily in building the Roblox Platform, and as of December 31, 2023, 75% of our employees were dedicated to maintaining, improving, and expanding it. Our technology supports the following key characteristics of the Roblox Platform: Identity, Social Communication, Immersive, Low Friction, Variety of Content, Anywhere, Economy, and Safety.

Identity

The Roblox avatar system allows users to create and personalize their unique 3D identities. Our avatar technology supports a wide variety of character styles, ranging from classic avatars with blocky body shapes, to ones with more human proportions, from anime characters, to fantasy avatars, and more. Recently, Roblox introduced avatar animation, which mirrors a user's movements and facial expressions on the avatar in real time, allowing more interactive and authentic communication.

The Roblox Client features the Avatar Editor, which enables users to manipulate the size and body shape of their avatars as well as equip their avatar with clothing, gear, animations, simulated gestures, or emotes, and other accessories from the Marketplace. Our avatar system allows users to attach practically any accessory to any avatar maximizing the combinatorial variety of avatar configurations supported by the Platform. Users manipulate their avatar through a consistent set of controls for emotes, basic movement, and tap-to-move functionality which adapts to dynamically changing virtual environments. The Roblox Client normalizes camera and avatar control inputs from different device form factors, including mobile, tablet, desktop, and game console, to simplify the process of building multiuser, multiplatform, and avatar-based experiences.

Within most experiences, avatars appear exactly how they were configured in the Avatar Editor, creating a sense of persistent identity. However, developers, when designing experiences, have the freedom to dynamically reconfigure all or part of the participating avatars to meet the specific needs of the developer's experience.

Social Communication

The Roblox Client allows users to easily connect with real life friends (through features such as contact importer) and meet new friends (by matching users with similar characteristics, such as country location, for example). The social graph created by these connections is stored in the Roblox Cloud and requires mutual opt-in to avoid unwanted communications.

The social graph is central to human communication and connection. When a user chooses to join an experience, the Roblox Cloud is designed to automatically place that user into the same virtual environment as others connected through the social graph. In addition, most developers allow users to purchase private servers that allow groups of friends to share an exclusive, invite-only instance of a 3D immersive experience.

We're building an immersive platform for communication and connection that has safety and civility at its foundation. The Roblox Platform supports text-based chat among users sharing the same 3D immersive experience and between users connected through the social graph. For safety, every text message passes through filters that block content which violates applicable Roblox Community Standards (e.g. personally identifiable information, profanity, or offensive language). Using advanced pattern matching and machine learning, our chat filters are constantly evolving and process billions of messages per day.

Recently, we expanded our communication features through chat with voice in certain geographies, allowing users aged 13 and over to communicate using their voice in Roblox experiences. This proximity-based feature simulates realistic communication through lip sync and is based on how close users are in an experience to other users who are speaking in that experience. In addition, the recently introduced avatar animation allows all users to use their camera to animate their avatar with their movement, allowing them to communicate and express themselves in more natural, real-time, and immersive ways.

Further, users can now connect through Roblox Connect, a way to communicate with another user within a 3D immersive experience. Either through the standalone Roblox Connect experience or within certain experiences that have embedded the capability behind Roblox Connect, people can call friends and have conversations as avatars together in a shared immersive space using voice and facial expressions.

Immersive

The Roblox Platform allows developers to build deeply immersive 3D environments where users can share synchronous experiences with others, independent of where they may be physically. The Roblox Client provides users with intuitive camera and input controls that are tuned for each device's form factor. By abstracting these controls from developers, the process of building cross platform 3D immersive experiences is greatly simplified.

Developers use Roblox Studio to easily build 3D immersive experiences that are then rendered and simulated on the Roblox Platform. The Roblox Client leverages efficient low-level hardware-specific device APIs, such as Vulkan for Android devices and Metal for Apple devices, to efficiently render those experiences. Each experience combines thousands of meshes, textures, 3D models, and animations. Using Roblox Studio, developers can also insert immersive ad units into their environments, which are native and 3D structures, and include images and immersive portals.

Each 3D immersive experience is simulated in the Roblox Cloud with a custom physics engine built for rigid body and constraint-based physics. Using a combination of novel mathematical formulations and aggressive optimization, the engine can simulate a large number of complex mechanisms at high levels of fidelity. To achieve an optimal balance between latency, scale, and consistency, computations for the simulation are distributed across Roblox Clients and the Roblox Cloud.

Assets that make up the 3D immersive experience are stored in a persistent tree hierarchy that is the foundation for collaborative editing and interactive multiuser experiences. The hierarchy can be modified through APIs which serve as a powerful abstraction layer making it easy to create experiences that are consistent across all Roblox Clients, regardless of device type. During simulation, this data is dynamically replicated within the Roblox Cloud and selectively transmitted to Roblox Clients. The Roblox Client then constructs and renders its own view of the 3D immersive experience.

Low Friction

The Roblox Platform gives users the ability to interact with experiences almost instantly, on most popular client devices, and from anywhere in the world over existing broadband and cellular networks. As of December 31, 2023, the Roblox Client operates on iOS, Android, PC, Mac, Xbox, PlayStation, and virtual reality ("VR") hardware such as Meta Quest, and supports VR experiences on PC. With the Roblox Platform, developers can build an experience once and then expect that experience to operate consistently on all supported devices.

The Roblox Client is designed for the rapid movement of users between experiences. Almost immediately upon launching a new experience, the Roblox Client will begin simulating and rendering the virtual world using a partial representation of the environment at a low level of detail. As more and higher fidelity assets are received by the Roblox Client, the fidelity of the experience automatically improves.

Assets are delivered to the Roblox Client through geographically distributed content delivery networks. The Roblox Cloud determines the format, level of detail, and priority of each asset sent in order to optimize for the capabilities and bandwidth available to the client device. For large experiences, the Roblox Client can dynamically purge unnecessary assets from device memory, ensuring that a single large experience can be experienced simultaneously on different devices regardless of device memory capacity.

The Roblox Cloud is central to enabling low-latency, responsive interactivity within 3D environments having millions of concurrent users. When a user joins a 3D immersive experience, the Roblox Cloud assigns that user to a particular game instance based on, among other considerations, the user's social graph, geographic location, spoken language, and age group. When the number of users in a given experience increases, the Roblox Cloud automatically spawns additional server instances necessary to support additional users. The Platform optimally packs these instances onto physical servers and allocates compute resources based on the resource requirements of each instance. Developers can choose to allow up to 200 users within an instance, but may choose fewer to optimize their experience.

Developers have access to high-speed data stores in the Roblox Cloud where information about users and each simulated environment can be persisted. This, along with other services hosted in the Roblox Cloud, make it possible for a developer to build, launch, scale and monetize a 3D immersive experience without any additional tools or services.

The majority of services operated by the Roblox Cloud are hosted in Roblox managed data centers. For some of our high-speed databases, scalable object storage, and message queuing services we leverage Amazon Web Services. All servers tasked with simulating the virtual environment and optimizing assets for Roblox Clients are owned by Roblox and operate from data centers and regional edge data centers widely distributed across 19 cities in North America, Asia-Pacific, and Europe. As of December 31, 2023, the Roblox Cloud uses over 140,000 servers. The Roblox Cloud is designed to be fault tolerant and prepared for disaster recovery and we continue to expand into multiple data centers within and across geographic regions to improve reliability and fault tolerance.

Data centers in the Roblox Cloud are linked through a high-performance dedicated backbone network bypassing the public internet for server-to-server calls and we operate under an open peering policy where we have direct interconnection with Internet providers globally. Operating our own network maximizes performance and increases the immersiveness experienced by our users.

Variety of Content

Developers and creators build nearly all of the content for the Roblox Platform, including a variety of experiences from gaming, to education, to entertainment, and beyond. Their efforts contribute to an expanding content library that included over 13 million active experiences and millions of available Marketplace items during the year ended December 31, 2023.

Developers build, publish, and operate 3D immersive experiences with Roblox Studio, a free suite of tools accessible to all skill levels. Teams can work together using built-in access control management and collaborative editing. Once content is built, it can be replicated and shared across multiple experiences, giving developers the ability to scale their efforts and make rapid updates.

In addition to constructing 3D objects and environments, developers can script complex behaviors into their experience with Roblox Luau. Based on Lua, an interpreted light-weight programming language popular in the gaming industry, Roblox Luau adds an optional static type system and a highly optimized interpreter that maximizes performance on Roblox Clients and in the Roblox Cloud. Using scripts, developers can modify the environment, control object behavior, and create new ways for users to interact with the virtual environment. Within Roblox Studio, developers have access to a powerful script editor which supports autocomplete, debugging, and the ability to emulate the Roblox Client running on supported devices.

Roblox Studio also leverages artificial intelligence ("AI") to help reduce friction for creators and developers, making it easier to build content on the Platform. These AI tools help developers and creators with varying levels of experience. For example, AI tools help beginner developers and creators with no coding experience by answering common questions, while AI tools such as Code Assist or Materials Generator help developers and creators with minimal coding experience learn how to write and improve code and create more complex materials.

Creators can share their work with other creators through the Creator Store. The Creator Store drives collaboration within our developer community, accelerates creation of new experiences, and provides additional ways for creators to monetize their work. As of December 31, 2023, the Creator Store contained millions of models, meshes, textures, scripts, audio clips, developer tools, and packaged combinations of these items.

We provide developers with reference material, tutorials, community forums, and analytics to build their creations. Creator Hub includes reference material, API documentation, and tutorials for developers. Developer Forum is a private forum for qualified developers which provides insight on new features, community initiatives, recruitment opportunities, bug reporting, and direct engagement with our employees. Edu Hub provides content for educators, students, and parents who are using Roblox as a tool to learn coding, 3D design, and digital civility. All developers on the Roblox Platform have access to dashboards that show daily visits to their experience, as well as earned Robux generated from their experience and Marketplace items.

Within the Roblox Client, users find experiences through personalized content recommendations and search. Recommendations are based on past user behavior, the social graph, and demographic information collected at signup. An emphasis is always placed on experiences where someone you are connected with is present. The search engine automatically learns user intent, accounting for misspellings, slang, and multilingual queries.

Anywhere

The Roblox Platform serves a global audience. In the year ended December 31, 2023, developers from over 180 countries and users spanning over 190 countries accessed our Platform.

Localization and compliance systems embedded within the Roblox Client and Roblox Cloud help to lower cultural barriers and enable our developers to meet regional requirements with little to no additional effort.

Developers can build experiences in their native language and then, using machine translation and advanced pattern recognition, the Roblox Cloud automatically translates those experiences into 16 languages including simplified Chinese, traditional Chinese, English, French, German, Indonesian, Italian, Japanese, Korean, Polish, Portuguese, Russian, Spanish, Thai, Turkish, and Vietnamese. Developers also have the ability to customize all or part of their translations if needed.

To meet an evolving global regulatory environment, the Roblox Client can adjust a user's experience and available content based on their age, device type, current location and where the client application was obtained. This allows Roblox to dynamically apply relevant content filters, anti-addiction rules, payment limits, and parental consent requirements.

Economy

Roblox has a vibrant economy built on a currency called Robux, which can be purchased through the Roblox Client and Roblox website or through prepaid cards purchased via online and physical retailers. Roblox works with multiple payment and prepaid card processors including Apple, BlackHawk, Google, Incomm, and Stripe, amongst others. Roblox relies on payment processor partners to store account information.

Users can also acquire Robux through a monthly subscription to Roblox Premium. With a subscription, users receive discounted Robux along with access to exclusive or discounted items in the Marketplace. Developers may also choose to offer additional benefits to active Roblox Premium subscribers in the form of discounted virtual merchandise or access to exclusive in-experience features.

Developers and creators earn Robux by selling virtual content or access to virtual content (including through subscriptions), as well as through the incorporation of immersive ads into their experiences, which are ad units that developers can insert into their experience for Roblox to programmatically serve ad content from advertisers. There are two immersive and native ad formats: image ads, which are static, non-clickable images within the 3D space of an experience and immersive portals, which are static, non-clickable images where the ad unit includes a door that teleports a user to the advertiser's experience and back again. Developers can also earn Robux through Engagement-Based Payouts based on the share of time that Roblox Premium users engage in their experiences. Engagement-Based Payouts incentivize developers to invest in the engagement of their experiences. The payout system is designed to protect against fraud and computes a developer's earnings potential on a daily basis.

Roblox allows developers and creators to convert earned Robux into the real-world currency of their choice through our Developer Exchange Program. All Developer Exchange Program requests are reviewed on a risk-based approach to mitigate fraud and money laundering. Developers and creators participating in the program are required to create an account with our third party vendor which collects tax information, ensures regulatory compliance, and executes the payouts. Additionally, developers and creators aged 13 and up can convert earned Robux into ad credits to purchase ads on the Platform.

Safety

Multiple systems are integrated into the Roblox Platform to promote civility and ensure the safety of our users. These systems are designed to enforce our policies, protect users' personal information, and abide by local laws. We leverage text-filtering, content moderation systems, and automated systems to proactively identify behaviors that may violate our policies.

Content submitted by developers and creators, including images, models, audio, and video, goes through a multi-step review process before appearing on the Platform. Images are evaluated for Child Sexual Abuse Material using PhotoDNA with flagged images automatically reported to the National Center for Missing and Exploited Children. Audio files are scanned for IP infringement. Finally, all assets are subject to review by humans or AI trained on our Community Standards. During the year ended December 31, 2023, including automated reviews, we evaluated over 300 million assets. Assets refer to images, audio files, and video files that developers upload to the Roblox Platform to include in their experiences and in the Marketplace.

When experiences are published or updated on the Roblox Platform, they are evaluated by a suite of AI driven tools that identify problematic language, potential bypasses to our safety systems, and content that falls outside our policies. A human review team is continuously operating to evaluate flagged experiences. The Roblox Platform includes a suite of anti-intruder technology leveraging machine learning, throttles, and circuit breakers designed to block automated bot attacks and mitigate the impact of humans who attempt to spam users and disrupt the service. We also leverage targeted penetration testing, a bug bounty program, code reviews, secure by design principles, security testing, and vulnerability scanning to promote the security of the Platform.

Roblox operates a customer service portal that provides self-help information along with ways to contact Roblox via email or from within the Roblox Client. In the year ended December 31, 2023, Roblox responded to millions of customer inquiries and had a human respond to actionable safety issues on average within 22 minutes of their submission.

Safety and Digital Civility

We aspire to build a safe and civil online society. We have no tolerance on our Platform for content or behavior that violates our Community Standards. Safety and civility systems are built into our Platform and apply to every experience. In many instances, our systems extend beyond minimum regulatory requirements.

Our Platform is designed to comply with the Children's Online Privacy Protection Act ("COPPA") and the General Data Protection Regulation ("GDPR") regulations. We work closely with regulators, authorities, and safety groups in many countries. We endeavor to promptly report any suspected child exploitation or abuse materials to the relevant authorities.

We partner with leading global organizations focused on child and internet safety, including the WeProtect Global Alliance, Digital Wellness Lab, Family Online Safety Institute, UK Safer Internet Centre, the Internet Watch Foundation, and kidSAFE, among others. We are also a member of various organizations, such as the Association for United Kingdom Interactive Entertainment and the Technology Coalition, with a goal of cross-industry collaboration, knowledge and technology exchange in areas of user safety, and child safety. As a member of the Technology Coalition, we are committed to providing transparency and promoting child safety online. We continue to work diligently with other digital platforms to report bad actors and inappropriate content so that they can also take appropriate actions on their platforms.

Our Trust & Safety Systems

We use AI and a dedicated team of human moderators to review content, including images, sound, and video, uploaded into our Platform. Our scanning algorithms also review and monitor communications that flow through Roblox to block and protect users from inappropriate behavior, such as questions about personal information and instructions on how to connect on less protective third-party chat applications. The algorithms in our chat filters are age-sensitive: they monitor both what users can say and see based on their ages.

Throughout our site and in-experience, we provide our users with the ability to report activity that they find objectionable. Users can also block or mute other users with whom they do not want to interact. We also provide parents with customizable parental controls to limit or disable online chat or to restrict access to a curated list of age appropriate experiences.

We have a dedicated team and thousands of trust & safety agents whose role is to protect our users by focusing on detecting inappropriate content and behavior 24/7 through a combination of AI and human moderation. We take swift action to address any content or developer or creator that violates our terms of use once detected. We have a Safety Advisory Board, made up of global industry experts that advise on the best practices to protect our community.

We continue to invest in technology and people to combat bad actors who attempt to undermine our efforts to connect millions of people. Our priority remains the safety and digital civility of our community.

The Roblox Economy

We support our developer and creator community by providing the tools to build, publish, operate, drive discovery, and monetize content. Our economy enables developers and creators to generate income through Roblox. There were over 5.0 million developers and creators who earned Robux on the Roblox Platform in the month ended December 31, 2023. As of December 31, 2023, over 16,500 developers qualified for and were registered in our Developer Exchange Program and therefore met certain conditions, such as having earned the minimum amount of Robux required to qualify, having a verified developer account, and having an account in good standing, and were therefore eligible to exchange their earned Robux for real-world currency. Of such developers and creators, for the year ended December 31, 2023, over 12,000 developers and creators actually exchanged their earned Robux for real-world currency through our Developer Exchange Program. For the same period, there were over 3,500 developers and creators that earned the equivalent of $10,000 or more in Robux and over 750 developers and creators that earned the equivalent of $100,000 or more in Robux.

Business Model

When users sign up for Roblox, they can create an avatar and explore the vast majority of our experiences for free, although the business model for any given experience is ultimately up to its developer. Most free experiences allow users to spend Robux by purchasing experience-specific enhancements. Users can also use Robux to obtain items such as clothing, accessories, and emotes from our Marketplace or within an experience. Roblox retains a portion of every Robux transaction and distributes the rest to developers and creators. Robux can only be purchased from us at a price set by us, and can only be spent within our Platform. Robux have no monetary or intrinsic value outside of our Platform and can only be converted to real-world currency through our Developer Exchange Program. We are aware that some users seek to use unauthorized third-party websites to exchange Robux for real-world currency which is not permitted under our terms of use. We regularly monitor and screen usage of our Platform with the aim of identifying and preventing these activities, as well as regularly send cease-and desist letters to operators of third-party websites offering fraudulent Robux or digital goods offers.

Consistent with our free to use business model, a small portion of our users have historically been payers. For example, in the year ended December 31, 2023, of our 68.4 million DAUs, only 852,000 represented our average daily unique paying users. Similarly, in the year ended December 31, 2023, our average daily bookings per DAU was $0.14, whereas our average daily bookings per daily unique paying user was $11.32. We believe that maintaining and growing our overall number of users, including the number of users who may not purchase and spend Robux, is important to the success of our business. As a result, we believe that the number of users who choose to purchase and spend Robux will continue to constitute a small portion of our overall users.

Roblox also allows developers, creators, and brands to reach their audiences by purchasing ads. Further, Roblox offers sponsored experiences and sponsored avatar items, whereby developers and creators can pay to purchase ads to increase discoverability of their creations, which appear where experiences and items are discovered, including through search.

How Users Purchase Robux

Users can generally purchase Robux in two ways: as one-time purchases or via Roblox Premium, a subscription service that is billed monthly or annually and includes discounted Robux, access to exclusive in-experience benefits, exclusive and discounted marketplace items and the ability to buy, sell, and trade certain Avatar items. Roblox accepts payments through app stores, credit cards, and prepaid cards. The average price for a Robux for the year ended December 31, 2023 was $0.01.

How Developers and Creators Earn Robux

Robux are considered "earned" if a developer or creator receives them as payments for a bona fide third-party transaction through the Roblox Platform. We offer developers and creators five mechanisms to earn Robux:

- sale of access to their experiences and enhancements in their experiences, which may be one-time or recurring;

- Engagement-Based Payouts, which reward developers for the amount of time that Roblox Premium subscribers spend in their experiences;

- generating impressions for ad units within their experiences and teleporting users to other experiences through ad portals;

- sale of content and tools between developers; and

- sale of Avatar items to users (through the Marketplace or directly within experiences).

Generally, as users purchase and subsequently spend Robux on Roblox, creators of the virtual item receive 30% of the Robux, the seller or distributor of the virtual item receives 40% of the Robux, and the Platform receives 30% of the Robux. Oftentimes, the creator of the virtual item is also the seller of that item. Creators that sell their own creations within their experiences receive 70% of the Robux spent, as they are acting both as the creator and the seller. Creators that make their virtual items available through the Marketplace receive 30% of the Robux spent, as Roblox is both the seller and the Platform for these transactions. Creators also receive 70% of the Robux spent for sales of plugins and other assets that appear in the Creator Store. As it relates to generating impressions for ads units and portals, developers earn Robux based on the number of impressions and teleports that occur within their experience.

Earned Robux are deposited into the virtual accounts of the developers and creators, who can convert Robux into real-world currency at an exchange rate which is determined by Roblox in its sole discretion of 1 Robux to $0.0035 as of December 31, 2023, if they qualify for and are registered in our Developer Exchange Program. In order to be qualified for our Developer Exchange Program and eligible to exchange earned Robux for real-world currency, developers and creators must meet certain conditions, such as having earned the minimum amount of Robux required to qualify for the program, a verified developer account, and an account in good standing. On January 31, 2022, we reduced the minimum amount of earned Robux required to qualify for the program from 100,000 Robux to 50,000 Robux and subsequently on January 31, 2023, we further reduced the minimum requirement from 50,000 Robux to 30,000 Robux. We believe these reductions in the minimum amounts required incentivize our developer and creator community, and promote the long term growth and health of such community. As of December 31, 2023 and 2022, over 16,500 and 11,000 developers and creators were qualified and registered in our Developer Exchange Program, respectively. For the years ended December 31, 2023 and 2022, developers and creators earned $740.8 million and $623.9 million, respectively.

Our developers and creators do not always exchange their Robux into real-world currency. Some choose to reinvest their Robux into developer tools from the Creator Store, purchase ad credits to promote their experiences on the Platform, or spend the Robux as any other user would.

Our Growth Strategies

We are continually innovating the Roblox Platform, including making significant investments in high fidelity avatars, more realistic experiences, AI tools, and other social features, as well as more diverse opportunities for monetization. We believe that these innovations have the potential to transform how people express themselves, socialize, communicate, play, learn, work, and transact together around the world. We are focused on the following key growth strategies:

- **Roblox Everywhere**: We want to give users the ability to interact with experiences almost instantly across the most popular client devices. As of December 31, 2023, the Roblox Client operates on iOS, Android, PC, Mac, Xbox, PlayStation, and VR hardware, such as Meta Quest, and supports VR experiences on PC. We believe the investments we are making will facilitate a high quality, intuitive experience for users across all devices, and enable developers and creators to publish once and instantly on all supported devices across a global audience.

- **Platform for Everyone**: As we expand the diversity of content, experiences, and communications that people can have on Roblox, we believe there is significant potential to increase our penetration and engagement across all demographics. We ultimately aim to be a brand that serves everyone. We also look to continue expanding new verticals such as brand partnerships, education, and communication.

- **International Expansion**: We believe there is significant potential for us to grow the global reach of our Platform. We believe some of that will occur by the same organic, word of mouth user, creator, and developer growth that we have seen in markets like the U.S., Canada, and the United Kingdom. In addition, we are investing in technology that will also enhance our growth around the world. For example, we believe that features such as automated translation and built-in regional compliance will enable us to scale usage in global markets, allowing developers to publish in multiple languages and allowing users to communicate with each other even when they speak different languages.

- **Vibrant Economy**: We believe there is significant potential to increase monetization on our Platform and we are constantly investing in new ways to empower our creator community. First, we are actively working with our developer and creator community to help them improve their monetization. Second, we believe Roblox Premium, our subscription service, will increase our conversion of our free users to paying users and the retention of our paying users. Third, we expect to continue working with leading brands to build unique commerce opportunities and help them reach their audiences at scale within Roblox experiences through immersive ads. Our immersive ads system is designed to be native to the experience in which it is placed and will provide unique commerce opportunities for brands on the Platform. Immersive ads also provide developers and creators with another monetization method on the Platform.

Brand and Marketing

Our go-to-market approach is driven by the strength and continued enhancement of our brand, organic adoption across our user, creator and developer communities, and an influencer-based marketing strategy, with a goal to demonstrate the Platform's wide-ranging appeal across demographics, geographies, and interests.

Users build a direct relationship with the Roblox brand by establishing an identity and creating their social graph. Users are able to navigate across an integrated universe of experiences on our Platform and engage on the Platform with other users in their social graph. We believe this approach helps to create a flywheel that brings new users to the Platform, and promotes loyalty and engagement.

We have millions of experiences to choose from on Roblox, and developers continue to build new experiences on the Platform and publish them daily. As experiences on the Platform grow in popularity, this success accrues to the Roblox brand and serves to draw in new audiences. Our approach is to amplify these experiences on both earned and owned channels which builds awareness and affinity for Roblox. This approach includes educating our creators, users, and brands on the Platform's capabilities and innovations, all of which elevates each stakeholder's experience.

We operate a highly efficient marketing model. Our approach is highly organic, with our user, creator and developer adoption driven by mutually reinforcing content and social network effects. We also leverage our influencer community to increase brand awareness and our reach across all age demographics.

We believe safety and civility is an integral and differentiating part of our brand. We have invested heavily in creating a safe and civil platform, which has allowed us to both grow and retain our user base.

Competition

We compete for both users, developers, and creators. We compete to attract and retain our users' attention on the basis of our content and user experiences. We compete for users and their engagement hours with global technology leaders such as Amazon, Apple, Meta Platforms, Google, Microsoft, and Tencent, global entertainment companies such as Comcast, Disney, and ViacomCBS, global gaming companies such as Activision Blizzard (now owned by Microsoft), Electronic Arts, Take-Two, Epic Games, Krafton, and Valve, online content platforms including Netflix, Spotify, and YouTube, as well as social platforms such as Facebook, TikTok, Instagram, Pinterest, X (formerly known as Twitter), Reddit, Discord, and Snap. We are able to compete for these users based on our variety of content, personalized user experience, and various engaging and social features.

We rely on developers and creators to create the content that leads to and maintains user engagement (including maintaining the quality of experiences). We compete to attract and retain developers and creators by providing them with the free tools to easily build, publish, operate, and monetize content. We compete for developers and creators and engineering talent with gaming platforms such as Epic Games, Unity, Meta Platforms, and Valve Corporation, who provide developers and creators the ability to create or distribute interactive content. We are able to compete for these developers and creators because of our comprehensive offering to build, publish, and operate experiences on our Platform, our free and easy-to-use technology, our broad user reach, our economic rewards system, our brand, our reputation for innovation, our developer and creator-centric culture, and our mission.

Seasonality

We have historically experienced seasonality in monetization on our Platform and tend to generate higher levels of bookings in the fourth quarter of the year primarily due to the end-of-year holiday season. We also typically see higher levels of engagement in the months of June, July, and August, which are summer periods in the northern hemisphere, and lower levels of engagement in the post-summer months of September, October, and November. While bookings are typically strongest in the fourth quarter, this trend may not be reflected in the revenue recognized in the same period due to the timing of our revenue recognition (see section "Revenue Recognition" within Item 8. Financial Statements and Supplementary Information, Note 1, "Overview and Summary of Significant Accounting Policies", for further discussion on the Company's revenue recognition policy). These seasonal impacts may be more or less pronounced in the future or different altogether.

Security, Privacy, Data Protection and Regulatory Matters

We are subject to a number of U.S. federal and state and foreign laws and regulations that involve matters central to our business. These laws and regulations may involve privacy, data protection, security, rights of publicity, content regulation, intellectual property, gambling, loot boxes, ratings, competition, protection of minors, including verified parental consent, consumer protection, communication, credit card processing, taxation, anti-bribery, anti-money laundering and corruption, economic or other trade prohibitions or sanctions or securities law compliance or other subjects. Many of these laws and regulations are still evolving and being tested in courts and could be interpreted and applied in a manner that is inconsistent from country to country or state to state and inconsistent with our current policies and practices and in ways that could harm our business. In addition, the application and interpretation of these laws and regulations often are uncertain, particularly in the new and rapidly evolving industry in which we operate. The costs of complying with these laws and regulations are high and likely to increase in the future, particularly as the degree of regulation increases, our business grows and our geographic scope expands. Further, the impact of these laws and regulations may disproportionately affect our business in comparison to our peers in the technology sector that have greater resources. Any failure on our part to comply with these laws and regulations may subject us to significant liabilities or penalties, or otherwise adversely affect our business, financial condition or operating results. It is imperative that we secure the creative assets, performance and user data that are critical to our business. We devote considerable resources to our security program with the intent to continually improve our services and how we securely store and separate user assets. Our intent is to make it easy for our developers and creators to securely build and distribute their content on our Platform.

We rely on a variety of statutory and common-law frameworks and defenses relevant to the content available on our service, including the Digital Millennium Copyright Act ("DMCA"), the Communications Decency Act, and the fair-use doctrine in the U.S., and the Electronic Commerce Directive in the European Union ("EU"). However, each of these statutes is subject to uncertain or evolving judicial interpretation and regulatory and legislative amendments. In addition, pending or recently adopted legislation in the EU may impose additional obligations or liability on us associated with content uploaded by users to our Platform. If the rules, doctrines or currently available defenses change, if international jurisdictions refuse to apply protections similar to those that are currently available in the U.S. or the EU, or if a court were to disagree with our application of those rules to our service, we could be required to expend significant resources to try to comply with the new rules or incur liability, and our business, revenue and financial results could be harmed.

We are also subject to U.S. federal and state and foreign laws and regulations regarding privacy and data protection, including with respect to the collection, storage, sharing, use, processing, transfer, disclosure, and protection of personal data. For example, the California Consumer Privacy Act ("CCPA"), went into effect on January 1, 2020. The CCPA requires covered companies to, among other things, provide new disclosures to California consumers, and afford such consumers new abilities to opt-out of the sale of personal information. Additionally, the California Privacy Rights Act ("CPRA") became effective on January 1, 2023. The CPRA significantly modifies the CCPA, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses in an effort to comply. Similar legislation has been proposed or adopted in other states. Aspects of the CCPA and these other state laws and regulations, as well as their enforcement, remain unclear, and we may be required to modify our practices in an effort to comply with them. California has also enacted the California Age-Appropriate Design Code Act ("ADCA"), which will take effect on July 1, 2024. The ADCA implements into law certain principles taken from the U.K.'s Age Appropriate Design Code ("AADC"), which went into effect in September 2021, and imposes substantial new obligations upon companies that offer online services, products, or features "likely to be accessed" by children, defined under the ADCA as anyone under 18 years of age. A U.S. District Court judge in the Northern District of California granted a request for preliminary injunction finding that the plaintiff is likely to succeed on its claim that the AADC violates the First Amendment. The California Attorney General has since filed an appeal. In addition, foreign data protection, privacy, consumer protection, communication, content regulation, and other laws and regulations may be more restrictive and burdensome. For example, GDPR imposes stringent operational requirements for entities processing personal information and significant penalties for non-compliance. Under GDPR, fines up to 20 million Euros or up to 4% of the annual global revenues of the infringer, whichever is greater, can be imposed for violations. In addition, the EU's Digital Services Act, which became fully applicable on February 17, 2024 imposes new content moderation obligations, notice and transparency obligations, advertising restrictions and other requirements on digital platforms to protect consumers and their rights online. The evolving regulatory landscape internationally results in uncertainty and could require us to incur additional costs and expenses to comply.

Children's privacy has also been a focus of recent enforcement activity and subjects our business to potential liability that could adversely affect our business, financial condition or operating results. The Federal Trade Commission and state attorneys general in the U.S. have in recent years increased enforcement of COPPA, which requires companies to obtain parental consent before collecting personal information from children under the age of 13. In addition, the FTC released proposed updates to COPPA and are requesting comments prior to publishing a final version of the updated COPPA rule. In addition, GDPR prohibits certain processing of personal information of children under the age of 13-16 (depending on the country) without parental consent. The CCPA requires companies to obtain the consent of children in California under the age of 16 (or parental consent for children under the age of 13) before selling their personal information. Actual or perceived noncompliance with the AADC may result in audits or other proceedings by the United Kingdom's Information Commissioner Office, the body set up to uphold information rights in the United Kingdom, and other regulators in the EEA or Switzerland, as noncompliance with the AADC may indicate noncompliance with applicable data protection law. Although we take reasonable efforts to comply with these laws and regulations, we may in the future face claims under COPPA, the GDPR, the CCPA, the ADCA, and the AADC, or other laws or actual or asserted obligations relating to children's privacy. There are also a number of legislative proposals pending before the U.S. Congress, various state legislative bodies and foreign governments concerning content regulation and data protection that could affect us if enacted in the future.

We take a variety of technical and organizational security measures and other measures designed to protect our data, including data pertaining to our users, employees and business partners. Despite measures we put in place, we may be unable to anticipate or prevent unauthorized access to such data.

Non-compliance with any applicable laws and regulations could result in penalties or significant legal liability. Although we take reasonable efforts to comply with applicable laws and regulations, there can be no assurance that we will not be subject to regulatory action, including fines, in the event of an incident or as the result of a regulatory investigation. We or our third-party service providers could be adversely affected if legislation or regulations are expanded to require changes in our or our third-party service providers' business practices or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our or our third-party service providers' business, results of operations, or financial condition.

Government authorities outside the U.S. may also seek to restrict access to or block our Platform, prohibit or block the hosting of certain content available through our Platform or impose other restrictions that may affect the accessibility or usability of our Platform in that country for a period of time or even indefinitely. In addition, some countries have enacted laws that allow websites to be blocked for hosting certain types of content or may require websites to remove certain restricted content. Our privacy policy and terms and conditions of use describe our practices concerning, the use, transmission, and disclosure of user information and are posted on our website.

For additional information, please see the sections titled "Risk Factors—Risks Related to Our Business—If the security of our Platform is compromised, it could compromise our and our developers', creators', and users' private information, disrupt our internal operations, and harm public perception of our Platform, which could cause our business and reputation to suffer," "Risk Factors—Risks Related to Our Business—Some developers, creators, and users on our Platform may make unauthorized, fraudulent, or illegal use of Robux and other digital goods or experiences on our Platform, including through unauthorized third-party websites or "cheating" programs," and "Risk Factors—Risks Related to Government Regulations—Because we store, process, and use data, some of which contains personal information, we are subject to complex and evolving federal, state, and international laws and regulations regarding privacy, cybersecurity, data protection, and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in investigations, claims, changes to our business practices, increased cost of operations, and declines in user growth, retention, or engagement, any of which could significantly harm our business."

Intellectual Property

Our intellectual property is an important aspect of our business, and our success depends in part on our ability to enforce and defend our intellectual property rights. We rely on a combination of patents, copyrights, trademarks, trade secrets, know-how, license agreements, contractual provisions, non-disclosure agreements, and confidentiality procedures to establish and protect our intellectual property rights. In addition to the protection provided by our intellectual property rights, we maintain a policy requiring our employees, consultants, and other third parties to enter into confidentiality and proprietary rights agreements to control access to our intellectual property.

As of December 31, 2023, we owned more than 160 U.S. patents relating to aspects of our actual or contemplated operations and technologies. Our issued patents are scheduled to expire between 2025 and 2041. We also had more than 250 pending patent applications in the U.S. and abroad. There can be no assurance that each of our patent applications will result in the issuance of a patent. In addition, any resulting issued patents may have claims narrower than those in our patent applications. We seek to protect our proprietary inventions relevant to our business through patent protection; however, we are not dependent on any particular patent or application for the operation of our business.

We have registered "Roblox," "Robux," and our corporate logo as trademarks in the U.S. and other jurisdictions. In total, we are the owner of over 453 trademark filings and have over 39 trademark applications in the U.S. and foreign countries as of December 31, 2023. There can be no assurance that each of our trademark applications will result in the issuance of a trademark or that each resulting trademark registration will be able to be maintained. As of December 31, 2023, we were the registered holder of over 1,700 domestic and international domain names. We continually monitor the registration of our domain names, trademarks, and service marks in the U.S. and in certain locations outside the U.S.

Despite our efforts, we may not be able to obtain or maintain sufficient protection for or successfully enforce our intellectual property. Any current and future patents, trademarks and other intellectual property or other proprietary rights we own or license, or otherwise have a right to use, may be contested, circumvented or found unenforceable or invalid. Our existing and future patents, copyrights, trademarks, trade secrets, domain names and other intellectual property rights may not provide us with competitive advantages, distinguish our products from those of our competitors or prevent competitors from launching comparable products. We may also be dependent on third-party content, technology and intellectual property in connection with our business. Further, we may not be able to prevent third parties from infringing, diluting or otherwise misappropriating or violating our intellectual property rights, and we may face challenges to the validity or enforceability of our intellectual property rights. We cannot guarantee that our business does not and will not infringe or misappropriate the rights of third parties. We expect to continue to face allegations from third parties, including our competitors and "non-practicing entities," that we have infringed or otherwise violated their intellectual property rights. While we do not anticipate that these allegations, if they were to result in litigation against us, would have a materially adverse impact on our business, financial condition or operating results, there can be no guarantee that such lawsuits would not have a materially adverse impact on us. Further, certain federal statutes in the U.S. may apply to us with respect to various activities of our users, including the DMCA, provide immunity from monetary damages for online service providers such as us from, among other things, infringing content uploaded to our Platform by our users provided we comply with certain statutory requirements. The immunity is part of a statutory safe harbor. To enjoy the benefits of the safe harbor and be immune from monetary damages for infringing content uploaded by our users, we have to register a designated agent with the U.S. Copyright Office and maintain that filing on a periodic basis with the U.S. Copyright Office. We must also expeditiously remove any infringing content upon acquiring actual knowledge of such infringement or, in the absence of actual knowledge, if we become aware of facts or circumstances from which infringing activity is apparent. We must also adopt, reasonably implement, and inform users of our Platform about a policy that provides for the termination in appropriate circumstances of users who are repeat infringers of the copyrights of third parties. If we fail to comply with the conditions for qualifying for safe harbor protection, we may be subject to monetary damages for infringing content on our Platform. The damages for copyright infringement can range from $750 to $30,000 per work infringed and, in the case of willful infringement, up to $150,000 per work infringed. Alternatively, copyright owners could seek to recover their actual damages and our profits. As we host millions of user uploaded works, we could be subject to significant damages claims if we are determined not to comply with the DMCA safe harbors. Intellectual property disputes are common in our sector, and, as we face increasing competition or grow our business, there is an ongoing risk that we may become involved in legal disputes involving intellectual property claims. In addition to the protection provided by our intellectual property rights, we maintain a policy requiring our employees, consultants, and other third parties to enter into confidentiality and proprietary rights agreements to control access to our intellectual property.

For additional information on risks relating to intellectual property, please see the sections titled "Risk Factors—Risks Related to Intellectual Property—Claims by others that we infringe their proprietary technology or other rights, the activities of our users, or the content of the experiences on our Platform could subject us to liability and harm our business," "Risk Factors—Risks Related to Intellectual Property—Failure to protect or enforce our intellectual property rights or the costs involved in such enforcement would harm our business," and "Risk Factors—Risks Related to Intellectual Property—We use open source software as part of, and in connection with certain experiences on, our Platform, which may pose particular intellectual property and security risks to and could have a negative impact on our business."

Human Capital

As of December 31, 2023, we employed 2,457 full time employees. In addition, we had thousands of trust & safety agents across the globe. In order to continue to evolve the Roblox Platform, we must continue to invest in attracting and retaining key talent, especially those focused on product and engineering. We monitor our progress with human capital metrics such as turnover, time to fill open roles, ratio of internally developed talent to external hires, ratio of technical talent to overall employees, and employee engagement. Our brand, market position, reputation for innovation, and developer and creator-centric culture support our ability to recruit best-in-class engineering talent. As of December 31, 2023, we had over 1,800 employees in product and engineering functions, accounting for approximately 75% of our total full time employees, and over 100 of our full time employees were located outside of the U.S. In October 2023, we asked a number of our remote employees to begin working from our San Mateo headquarters by July 2024 in an effort to further promote engaging, collaborative, and productive team environments.

We have embraced four core values since we founded Roblox and focus on incorporating them into our daily actions:

- **Respect the Community.** We consider our impact on the world, strive to respect everyone's best interests, and communicate authentically. We prioritize community before company, company before team, and team before individual.

- **We are Responsible.** We are responsible for both the intended and unintended consequences of our actions.

- **Take the Long View.** We set a long term vision, even when making short term decisions. Challenge the status quo, think big, and look for innovation in whatever we do.

- **Get Stuff Done.** We drive execution by taking initiative and relentlessly iterating towards the long term goal.

To help focus our core values and to promote and support diversity, inclusion and equity, we have established several affinity groups. Our affinity groups are inclusive, voluntary, and employee-led whose aim is to promote inclusion at the Company and allow networking, mentorships, and other opportunities for professional and personal development. They include groups for women, racial and ethnic minorities, and people who identify as LGBTQIA+.

Corporate Information

We were incorporated in 2004. Our principal executive offices are located at 970 Park Place, San Mateo, California 94403, and our telephone number is (888) 858-2569. Our website address is www.corp.roblox.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this Annual Report on Form 10-K. "Roblox," "Robux," our logo and our other registered or common law trademarks, service marks or trade names appearing in this Annual Report on Form 10-K are the property of Roblox Corporation. Other trademarks and trade names referred to in this Annual Report on Form 10-K are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this Annual Report on Form 10-K, including logos, artwork and other visual displays, may appear without a trademark symbol, but such references are not intended to indicate in any way that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other entities' trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other entity.

Available Information

We file electronically with the U.S. Securities and Exchange Commission ("SEC"), our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act. We make available on our website at ir.roblox.com, free of charge, copies of these reports and other information as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

Investors, the media and others should note that we intend to announce material information to the public through filings with the SEC, the investor relations page on our website, at www.ir.roblox.com, press releases, public conference calls and webcasts. We use these channels, as well as social media, our blog at https://blog.roblox.com/ and our Creator Hub page at https://create.roblox.com/docs, including our Developer Forum at https://devforum.roblox.com/, to communicate with our developers and creators, users, and the public about our company, our Platform and other issues, and the information disclosed by the foregoing channels could be deemed to be material information. As such, we encourage investors, the media and others to follow the channels listed above and to review the information disclosed through such channels. However, information contained on, or that can be accessed through, these channels does not constitute a part of this prospectus and is not incorporated by reference herein. Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.

Item 1A. Risk Factors

RISK FACTORS

A description of the risks and uncertainties associated with our business is set forth below. You should carefully consider the risks described below, as well as the other information in this Annual Report on Form 10-K, including our consolidated financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The occurrence of any of the events or developments described below could materially and adversely affect our business, financial condition, results of operations, and growth prospects. In such an event, the market price of our Class A common stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently believe are not material may also impair our business, financial condition, results of operations, and growth prospects.

Risk Factors Summary

Below is a summary of the principal factors that make an investment in our Class A common stock speculative or risky:

- We have a history of net losses and we may not be able to achieve or maintain profitability in the future.

- Our business is affected by seasonal demands, and our financial condition and results of operations will fluctuate from quarter to quarter, which makes our financial results difficult to predict and may not fully reflect our underlying performance.

- We experienced rapid growth in prior periods and our prior growth may not be indicative of our future growth or the growth of our market.

- We depend on effectively operating with mobile operating systems, hardware, and networks that we do not control; changes to any of these or our Platform may significantly harm our user retention, growth, engagement, and monetization, or require us to change our data collection and privacy, cybersecurity, and data protection practices, business models, operations, practices, advertising activities or application content, which could restrict our ability to maintain our Platform through these systems, hardware, and networks and would adversely impact our business.

- Because we recognize revenue from bookings over the estimated average lifetime of a paying user or as the virtual items are consumed, changes in our business may not be immediately reflected in our operating results.

- If our business becomes constrained by changing legal and regulatory requirements, including with respect to privacy, cybersecurity and data protection, artificial intelligence ("AI"), consumer protection, communication, verified parental consent and user-generated content, or enforcement by government regulators, including fines, orders, or consent decrees in the US or other jurisdictions in which we operate, our operating results will suffer.

- The success of our business model is contingent upon our ability to provide a safe online environment for children to experience and if we are not able to continue to provide a safe environment, our business will suffer dramatically.

- If we are not able to provide sufficiently reliable services to our developers, creators, and users and maintain the performance of our Platform in the event of outages, constraints, disruptions or degradations in our services and our Platform, our business and reputation will suffer.

- If the security of our Platform is compromised, it could compromise our and our developers', creators', and users' proprietary information, disrupt our internal operations and harm public perception of our Platform, which could cause our business and reputation to suffer.

- We must continue to attract and retain highly qualified personnel in very competitive markets to continue to execute on our business strategy and growth plans.

- We may identify material weaknesses or otherwise fail to maintain an effective system of internal controls, which may result in material misstatements of our consolidated financial statements or cause us to fail to meet our periodic reporting obligations.

- Our business and results of operations are affected by fluctuations in currency exchange rates.

- We may incur liability as a result of content published using our Platform or as a result of claims related to content generated by our developers, creators, and users, including copyright infringement, and legislation regulating content on our Platform may require us to change our Platform or business practices.

- The loss of one or more of the members of our senior management team or other key personnel (or the inability to attract senior management or other key personnel), in particular our Founder, President, CEO and Chair of our Board of Directors, David Baszucki, could significantly harm our business.

- The public trading price of our Class A common stock is volatile and may decline.

- The dual class stock structure of our common stock has the effect of concentrating voting control in our Founder, which may limit or preclude your ability to influence corporate matters, including the election of directors and the approval of any change of control transaction.

- Securities or industry analysts or other third parties may publish inaccurate or unfavorable research about us, our business or our market which may cause the market price and trading volume of our Class A common stock to decline.

Risks Related to Our Business

We have a history of net losses and we may not be able to achieve or maintain profitability in the future.

We have incurred net losses since our inception, and we expect to continue to incur net losses in the foreseeable future. We incurred net losses attributable to common stockholders of $1,151.9 million, $924.4 million and $491.7 million for the years ended December 31, 2023, 2022, and 2021, respectively. As of December 31, 2023, we had an accumulated deficit of $3,060.3 million. We also expect our operating expenses to continue to increase, and if our growth does not increase to offset these anticipated increases in our operating expenses, our business, results of operations, and financial condition will be harmed, and we may not be able to achieve or maintain profitability. We expect our costs and investments to continue to increase in future periods as we intend to continue to make investments to grow our business, including an expected increase in infrastructure, stock-based compensation expenses, and acquisitions. These efforts may be more costly than we expect and may not result in increased revenue or growth of our business. In addition to the expected costs to grow our business, we have incurred and expect to continue to incur significant additional legal, accounting, and other expenses as a public company. Compliance with these rules and regulations continues to increase our legal and financial compliance costs and demand on our systems, and requires significant attention from our senior management that could divert their attention away from the day-to-day management of our business. If we fail to increase our revenue to sufficiently offset the increases in our operating expenses, we will not be able to achieve or maintain profitability in the future.

Our business is affected by seasonal demands, and our financial condition and results of operations will fluctuate from quarter to quarter, which makes our financial results difficult to predict and may not fully reflect our underlying performance.

Historically, our business has been highly seasonal, with the highest percentage of our bookings occurring in the fourth quarter when holidays permit our users to spend increased time on our Platform and lead to increased spend on pre-paid Robux gift cards, and we expect this trend to continue. We also typically see higher levels of engagement in the months of June, July, and August, which are summer periods in the northern hemisphere, and lower levels of engagement in the post-summer months of September, October, and November. For example, our bookings for the quarter ending December 31, 2023 represented approximately 32% of our bookings for fiscal 2023. We may also experience fluctuations due to factors that may be outside of our control that affect user, developer, or creator engagement with our Platform.

Accordingly, our quarterly results of operations have fluctuated in the past and will fluctuate in the future, both based on the seasonality of our business as well as external factors impacting the global economy, our industry and our company, including, but not limited to our ability to maintain and grow our user base, user engagement, developer base and developer engagement; the level of demand for our platform; the ability of our developers to monetize their experiences; increased competition; our pricing model; the maturation of our business; our ability to introduce new revenue streams such as advertising; legislative or regulatory changes; macroeconomic conditions, such as high inflation, recessionary or uncertain environments, and fluctuating foreign currency exchange rates; our ability to maintain operating margins, cash used in operating activities, and free cash flow; system failures or actual or perceived breaches or other incidents relating to privacy or cybersecurity; adverse litigation judgments, settlements, or other litigation and dispute-related costs; adverse media coverage or unfavorable publicity; the effectiveness of our internal control over financial reporting; changes in our effective tax rate; and changes in accounting standards, policies, guidance, interpretations, or principles. As a result, you should not rely on our past quarterly results of operations as indicators of future performance. You should take into account the risks and uncertainties frequently encountered by companies in rapidly evolving market segments.

We experienced rapid growth in prior periods, and our prior growth rates may not be indicative of our future growth or the growth of our market.

We experienced rapid growth in prior periods relative to our quarterly forecast and historic trends, which may not be indicative of our financial and operating results in future periods. Activity levels in prior periods are not sustainable, and our growth rates have moderated in most markets. The long-term impact to our business, operations, and financial results will depend on numerous evolving factors that we may not be able to accurately predict. For example, our bookings increased 171% from the year ended December 31, 2019 to the year ended December 31, 2020, while our bookings increased 23% from the year ended December 31, 2022 to the year ended December 31, 2023. Our revenue, bookings, and user base growth rates have slowed and may continue to slow, and we may not experience any growth in bookings or our user base during periods where we are comparing against historical periods. We believe our overall market acceptance, revenue growth, and increases in bookings depend on a number of factors, some of which are not within our control. There can be no assurance that users will not reduce their usage or engagement with our Platform or reduce their discretionary spending on Robux, which would adversely impact our revenue and financial condition. If we are unable to continue to maintain the attractiveness of our Platform to developers, creators, and users, they may no longer seek new experiences in our Platform, which would result in decreased market acceptance, fewer bookings, and lower revenue and could harm our operations.

We depend on effectively operating with third-party mobile operating systems, hardware, and networks that may make changes affecting our operating costs, as well as our ability to maintain our Platform which would hurt our ability to operate our business.

For the year ended December 31, 2023, 30% of our revenue was attributable to Robux sales through the Apple App Store and 17% of our revenue was attributable to Robux sales through the Google Play Store. Because of the significant use of our Platform on mobile devices, our application must remain interoperable with these and other popular mobile app stores and platforms, and related hardware. We are subject to the standard policies and terms of service of these operating systems, as well as policies and terms of service of the various software application stores that make our application and experiences available to our developers, creators, and users. These policies and terms of service govern the availability, promotion, distribution, content, and operation of applications and experiences on such operating systems and stores. Each provider of these operating systems and stores has broad discretion to change and interpret its terms of service and policies with respect to our Platform and those changes may be unfavorable to us and our developers', creators', and users' use of our Platform. If an operating system provider or application store limits or discontinues access to, or changes the terms governing, its operating system or store for any reason, it could adversely affect our business, financial condition, or results of operations.

Additionally, an operating system provider or application store could also limit or discontinue our access to its operating system or store if it establishes more favorable relationships with one or more of our competitors, launches a competing product itself, or it otherwise determines that it is in its business interests to do so. If competitors control the operating systems and related hardware our application runs on, they could make interoperability of our Platform more difficult or display their competitive offerings more prominently than ours. There is no guarantee that new devices, platforms, systems and software application stores will continue to support our Platform or that we will be able to maintain the same level of service on these new systems. If it becomes more difficult for our users, developers or creators to access and engage with our Platform, our business and user retention, growth, and engagement could be significantly harmed.

Similarly, at any time, our operating system providers or application stores can change their policies on how we operate on their operating system or in their application stores by, for example, applying content moderation for applications and advertising or imposing technical or code requirements. These actions by operating system providers or application stores may affect our ability to collect, process, and use data as desired and could negatively impact our ability to leverage data about the experiences our developers create, which in turn could impact our resource planning and feature development planning for our Platform.

We rely on third-party distribution channels and third-party payment processors to facilitate Robux purchases by our Platform users. If we are unable to maintain a good relationship with such providers, if their terms and conditions change, or fail to process or ensure the safety of users' payments, our business will suffer.

Purchases of Robux and other products (e.g., prepaid gift cards) on our Platform are facilitated through third-party online distribution channels and third-party payment processors. We utilize these distribution channels, such as Amazon, Apple, Blackhawk, ePay, Google, Incomm, PayPal, Vantiv, Stripe, and Xsolla, to receive cash proceeds from sales of our Robux through direct purchases on our Platform. For our experiences accessed through mobile platforms such as the Apple App Store and the Google Play Store, we are required to share a portion of the proceeds from in-game sales with the platform providers. For operations through the Apple App Store and Google Play Store, we are obligated to pay up to 30% of any money paid by users to purchase Robux to Apple and Google and this amount could increase. These costs are expected to remain a significant operating expense for the foreseeable future. If the amount these platform providers charge increases, it could have a material impact on our ability to pay developers and our results of operations. Each provider of an operating system or application store may also change its fee structure or add fees associated with access to and use of its operating system, which could have an adverse impact on our business. There have been litigation and governmental inquiries over application store fees, and Apple or Google could modify their platform in response to such litigation and inquiries in a manner that may harm us. Any scheduled or unscheduled interruption in the ability of our users to transact with these distribution channels could adversely affect our payment collection and, in turn, our revenue and bookings.

Additionally, we do not directly process purchases of Robux on our Platform, and, thus, any information on those purchases (e.g., debit and credit card numbers and expiration dates, personal information, and billing addresses) is disclosed to the third-party online platform and service providers facilitating Robux purchases by users (such as Vantiv, Stripe, and Xsolla). We do not have control over the security measures of those providers, and their security measures may not be adequate. We could be exposed to litigation and possible liability if our users' transaction information involving Robux purchases is compromised, which could harm our reputation and our ability to attract users and may materially adversely affect our business.

We also rely on the stability of such distribution channels and their payment transmissions, and third-party payment processors, to ensure the continued payment services provided to our users. If any of these providers fail to process or ensure the security of users' payments for any reason, our reputation may be damaged and we may lose our paying users, and users may be discouraged from purchasing Robux in the future, which, in turn, would materially and adversely affect our business, financial condition, and prospects.

In addition, from time to time, we encounter fraudulent use of payment methods, which could impact our results of operations and if not adequately controlled and managed could create negative consumer perceptions of our service. If we are unable to maintain our fraud and chargeback rate at acceptable levels, card networks may impose fines, our card approval rate may be impacted and we may be subject to additional card authentication requirements. The termination of our ability to process payments on any major payment method would significantly impair our ability to operate our business.

Our estimates or judgments relating to our critical accounting policies could cause our results of operations to fall below expectations, and changes in our business may not be immediately reflected in our operating results.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. For example, the majority of the virtual items available on our Platform are durable virtual items, which, when acquired, are recognized ratably over the estimated period of time the virtual items are available to the user (estimated to be the average lifetime of a paying user). Every quarter, we complete an assessment of our estimated paying user life, which is used for revenue recognition of durable virtual items and calculated based on historical monthly retention data for each paying user cohort to project future participation on our Platform. We calculate the average historical monthly retention data by determining the weighted average of monthly paying users that have spent time on our Platform. In 2021, our estimated paying user life was 23 months. In the first quarter of 2022, we updated our estimated paying user life from 23 months to 25 months, which was subsequently updated to 28 months in the third quarter of 2022. Based on the carrying amount of deferred revenue and deferred cost of revenue as of December 31, 2021, these changes in estimates resulted in a decrease in revenue of $344.9 million and a decrease in cost of revenue of $79.3 million during the twelve months ended December 31, 2022. Much of the revenue we report in each quarter is the result of purchases of Robux during previous periods. Consequently, a decline in purchases of Robux in any one quarter will not be fully reflected in our revenue and operating results for that quarter. Any such decline, however, will negatively impact our revenue and operating results in future quarters. Accordingly, the effect of significant near-term downturns in purchases of Robux for a variety of reasons may not be fully reflected in our results of operations until future periods.

We are subject to state, federal, and international regulations and any changes in such regulations could harm or prevent our ability to operate our Platform in those jurisdictions.

Uncertainty over changes in laws and regulations could adversely affect our ability to operate across demographics and geographies or our developer's ability to monetize their experiences in some geographies. The widespread availability of user generated content is a relatively newer development, and the regulatory framework is new and evolving. In addition, many states and foreign governments have enacted legislation designed to protect children and regulate violent content, and we expect additional legislation to be enacted, that focuses on online safety. If we are unable to comply with applicable regulations, some of the experiences on our Platform, or our entire Platform, may not be available in such jurisdictions, and our ability to execute on our business model and grow our business would be severely impacted.

We are also subject to content moderation obligations, notice and transparency obligations, advertising restrictions and other requirements on digital platforms to protect consumers and their rights online, and existing and new regulations and policies with respect to privacy, biometrics, data protection, cybersecurity, gambling, loot boxes, intellectual property, childhood protection, consumer protection, ratings, and taxes. Additionally, the Federal Trade Commission regulates and restricts deceptive or unfair commercial activities, including with relation to targeted advertising. We are subject to regulations with respect to advertising, in particular, advertising to minors, and advertising regulations could differ based on the jurisdiction of the user. We may not be able to implement an advertising model that is compliant with regulations in all jurisdictions in which we operate. These requirements may increase our moderation and compliance related costs and expenses, reduce the overall use or demand of our Platform, or result in significant injunctive and monetary remedies for violations.

Moreover, changes to these laws, regulations, standards, or obligations could require us to change our business model, take on more onerous obligations, including, but not limited to, applying for government-issued licenses to operate, establishing a local presence in certain jurisdictions, or developing localized product offerings, and impact the functionality of our Platform. The costs of compliance with, and other burdens imposed by, these laws, regulations, standards, and obligations, could be prohibitively expensive. Furthermore, any inability to adequately address these burdens, would harm our ability to operate our Platform, limit the attractiveness of our Platform, or reduce overall demand for our Platform, which would harm our business, financial condition, and results of operations.

The success of our business model is contingent upon maintaining a strong reputation and brand, including our ability to provide a safe online environment for children to experience.

Our Platform hosts a number of experiences intended for audiences of varying ages, a significant percentage of which are designed to be experienced by children. As a user-generated content platform, it is relatively easy for developers, creators, and users to upload content that can be viewed broadly. Although illicit activities are in violation of our terms and policies, and we attempt to block objectionable material, we are unable to prevent all such violations from occurring. We continue to make significant efforts to provide a safe and enjoyable experience for users of all ages. We invest significant technical and human resources to prevent inappropriate content on our Platform by reviewing all images, audio, video, and 3D models at the time of upload in order to block inappropriate content before users have a chance to encounter it on our Platform. Notwithstanding our efforts, from time to time, inappropriate content is successfully uploaded onto our Platform and can be viewed by others prior to being identified and removed by us. Moreover, measures intended to make our Platform more attractive to an older, age verified audience, such as less highly moderated or unmoderated chat and the introduction of experiences with mature content, and new methods of communication could fail to gain sufficient market acceptance by its intended audience and may create the perception that our Platform is not safe for young users. In addition, the introduction of experiences for users who are 17 years of age and older may create the perception that our Platform is not safe for young users and may cause some operating system providers, application stores, or regulatory agencies to require a higher age rating for our Platform, which could cause us to become less available to younger users and harm our business, financial condition, and results of operations. In addition, children may attempt to evade our age verification system, which could lead them to be exposed to inappropriate behavior by participating in experiences that are not age-appropriate or that feature spatial voice chat. While we have introduced experience guidelines that will allow users to flag certain explicit content in our games, and are updating our parental controls, users may still be exposed to content that may not be age-appropriate. Unintentional access to this content could cause harm to our audience and to our reputation of providing a safe environment for children to play online. If we are unable to limit, or are perceived as not being able to sufficiently limit, all or substantially all age-inappropriate content to only users who have been verified as being the appropriate age for such content, parents and children will lose their trust in the safety of our Platform, which would harm our overall acceptance by these audiences and would likely result in significantly reduced revenue, bookings, profitability, and ultimately, our ability to continue to successfully operate our Platform.

In addition to limiting content to the age-appropriate audience and blocking other inappropriate content, we have statutory obligations under U.S. federal law to block or remove child pornography and report offenses to the National Center for Missing and Exploited Children. While we have dedicated technology and trained human moderator staff that can detect and remove sexual content involving children, there have been instances where such content has been uploaded, and any future non-compliance by us or allegations of non-compliance by us with respect to U.S. federal laws on child pornography or the sexual exploitation of children could significantly harm our reputation, create criminal liability, and could be costly and time consuming to address or defend. We may also be subject to additional criminal liability related to child pornography or child sexual exploitation under other domestic and international laws and regulations.

We believe that maintaining, protecting, and enhancing our reputation and brand is critical to grow the number of developers, creators, and users on our Platform, especially given the safe and civil atmosphere that we strive to achieve for our users, many of whom are children. Maintaining, protecting, and enhancing our brand will depend largely on our ability to continue to provide reliable high-quality, engaging, and shared experiences on our Platform. If users, developers, or creators do not perceive our Platform to be reliable or of high quality, the value of our brand could diminish, thereby decreasing the attractiveness of our Platform. Further, we have faced and are currently defending allegations that our Platform has been used by criminal offenders to identify and communicate with children and to possibly entice them to interact off-Platform, outside of the restrictions of our chat, content blockers, and other on-Platform safety measures. While we devote considerable resources to prevent this from occurring, we are unable to prevent all such interactions from taking place. We have also received and may continue to receive a high degree of media coverage, including the use of our Platform for illicit or objectionable ends. For example, we have experienced negative media publicity related to the age of some of our developers, the content that developers produce for, or the conduct of users on our Platform that may be deemed illicit, explicit, profane, or otherwise objectionable. Additional unfavorable publicity has covered our privacy, cybersecurity, or data protection practices, terms of service, product changes, product quality, litigation or regulatory activity, our use of generative AI, the actions of our users, and the actions of our developers or creators whose products are integrated with our Platform. Our reputation and brand could also be negatively affected by the actions of developers and users that are hostile, inappropriate, or illegal, whether on or off our Platform. Actual or perceived incidents or misuses of user data or other privacy or security incidents, the substance or enforcement of our community standards, the quality, integrity, characterization and age-appropriateness of content shared on our Platform, or the actions of other companies that provide similar services to ours, has in the past, and could in the future, adversely affect our reputation. Any criminal incidents or allegations involving Roblox, whether or not we are directly responsible, could adversely affect our reputation as a safe place for children and hurt our business. Any negative publicity could create the perception that we do not provide a safe online environment and may have an adverse effect on the size, engagement, and loyalty of our developer, creator, and user community, which would adversely affect our business and financial results. Maintaining, protecting, and enhancing our reputation and brand may require us to make substantial investments, and these investments may not be successful.

If we fail to retain users or add new users, or if our users decrease their level of engagement with our Platform, revenue, bookings, and operating results will be harmed.

We view DAUs as a critical measure of our user engagement, and adding, maintaining, and engaging users has been and will continue to be necessary to our continued growth. Our DAU growth rate has fluctuated in the past and may slow in the future due to various factors including: the introduction of new experiences or virtual items on our Platform, performance issues with our Platform, higher market penetration rates, the availability of our Platform across markets and user demographics, which may be impacted by regulatory or legal requirements, including the use of verified parental consent, changing responses to outbreaks of COVID-19, and competition from a variety of entertainment sources for our users and their time. In addition, our strategy seeks to expand the age groups and geographic markets that make up our users. If and when we achieve maximum market penetration rates among any particular user cohort overall and in particular geographic markets, future growth in DAUs will need to come from other age or geographic cohorts, which may be difficult, costly or time consuming for us to achieve. Accessibility to the internet and bandwidth or connectivity limitations as well as regulatory requirements, may also affect our ability to further expand our user base in a variety of geographies. If our DAU growth rate slows or becomes stagnant, or we have a decline in DAUs, or we fail to effectively monetize users in certain geographic markets, our financial performance will increasingly depend on our ability to elevate user activity or increase the monetization of our users.

Our business plan assumes that the demand for interactive entertainment offerings will increase for the foreseeable future. However, if this market shrinks or grows more slowly than anticipated or if demand for our Platform does not grow as quickly as we anticipate, whether as a result of competition, product obsolescence, budgetary constraints of our developers, creators, and users, technological changes, unfavorable economic conditions, uncertain geopolitical or regulatory environments or other factors, we may not be able to increase our revenue and bookings sufficiently to ever achieve profitability and our stock price would decline.

Moreover, a large number of our users are under the age of 13. This demographic may be less brand loyal and more likely to follow trends, including viral trends, than other demographics. These and other factors may lead users to switch to another entertainment option rapidly, which can interfere with our ability to forecast usage or DAUs and would negatively affect our user retention, growth, and engagement. We also may not be able to penetrate other demographics in a meaningful manner to compensate for the loss of DAUs in this age group. Falling user retention, growth, or engagement rates could seriously harm our business.

We depend on our developers to create digital content that our users find compelling, and if we fail to properly incentivize our developers and creators to develop and monetize content, our business will suffer.

We spend substantial amounts of time and money to research, develop, and enhance versions of our Platform to incorporate additional features, improve functionality or other enhancements and prioritize user safety and security in order to meet the rapidly evolving demands of our developers, creators, and users. Maintaining adequate research and development resources, such as the appropriate personnel and development technology, to meet the demands of the market is essential. Developments and innovations on our Platform may rely on new or evolving technologies which are still in development and may never be fully developed. For instance, use of AI algorithms presents risks associated with developing technologies, which create technical challenges for us to successfully maintain our technology. In addition, the use of AI involves significant technical complexity and requires specialized expertise. This specialized expertise can be difficult and costly to obtain given the increasing industry focus on AI development and competition for talent.

Our Platform relies on our developers and creators to create experiences and virtual items on our Platform for our users, and we believe the interactions between and within the developer, creator, and user communities on our Platform create a thriving and organic ecosystem, and this network effect drives our growth. To facilitate and incentivize the creation of the experiences and virtual items by developers our Platform offers developers an opportunity to earn Robux, a virtual currency on our Platform. When virtual items are acquired on our Platform, the originating developer or creator earns a portion of the Robux paid for the item. Developers are able to exchange their accumulated earned Robux for real-world currency under certain conditions outlined in our Developer Exchange Program. While we have millions of developers and creators on our Platform, 48% of engagement hours were spent in the top 50 experiences in the month ending December 31, 2023 and only 526 experiences had engagement hours of 10 million or more. The loss of any of our top developers could have a material impact on our business, financial condition, and operations. If we fail to provide a sufficient return to developers, they may elect to develop user-generated content on other platforms, which would result in a loss of revenue.

Despite our efforts, users, developers, or creators may become dissatisfied with our billing or payment policies, our handling of personal data, or other aspects of our Platform. If we fail to adequately address these or other user, developer, or creator complaints, negative publicity about us or our Platform could diminish confidence in and the use of our Platform. If we do not provide the right technologies, education or financial incentives to our developers and creators, they may develop fewer experiences or virtual items or be unable to or choose not to monetize their experiences, and our users may elect to not participate in the experiences or acquire the virtual items, and, thus, our Platform, revenue, and bookings could be adversely affected. Additionally, if we fail to anticipate developers' and creators' needs, the quality of the content they create may not attract users to engage with experiences and result in a decline of users on our Platform. When we develop new or enhanced features for our Platform, we typically incur expenses and expend resources upfront to develop, market, promote, and sell new features, and we may not be able to realize some or all of the anticipated benefits of these investments.

If we are not successful in our efforts to further develop live experiences on our Platform, our business could suffer.

We have undergone efforts to further develop the live experiences available on our Platform, such as virtual concerts, classrooms, meetings, and conferences and to offer commercial partners with branding opportunities in conjunction with key events, such as a product launch. There is no guarantee that these efforts will be successful or that users will engage with these experiences. New features or enhancements and changes to the existing features of our Platform, such as these live experiences, could fail to attain sufficient market acceptance for many reasons, including failure to predict market demand accurately in terms of functionality and to supply features that meet this demand in a timely fashion; defects, errors, or failures; negative publicity about performance, safety, privacy, or effectiveness; delays in releasing new features or enhancements on our Platform; and introduction or anticipated introduction of competing products by competitors. The failure to obtain market acceptance for these live experiences would negatively affect our business, financial condition, results of operations, and brand.

If we experience outages, constraints, disruptions, or degradations in our services, Platform support and/or technological infrastructure, our ability to provide sufficiently reliable services to our customers and maintain the performance of our Platform could be negatively impacted, which could harm our relationships with our developers, creators, and users, and, consequently, our business.

Our users expect fast, reliable, and resilient systems to enhance their experience and support their activity on our Platform, which depends on the continuing operation and availability of our Platform from our global network of data centers controlled and operated by us and our external service providers, including third-party "cloud" computing services. We also provide services to our developer and creator community through our Platform, including DevForum and Creator Hub for tutorials, hosting, customer service, regulatory compliance, and translation, among many others. The experiences and technologies on our Platform are complex software products and maintaining the sophisticated internal and external technological infrastructure required to reliably deliver these experiences and technologies is expensive and complex. The reliable delivery and stability of our Platform has been, and could in the future be, adversely impacted by outages, disruptions, failures, or degradations in our network and related infrastructure or those of our partners or service providers.

We have experienced outages from time to time since our inception when the Platform is unavailable for all or some of our users, developers, and creators, including in May 2022 and October 2021. In addition, there may be times when access to our Platform for users, developers, and creators may be temporarily unavailable or limited. This could be due to proactive actions we take while we provide critical updates or as an unexpected outcome of routine maintenance, which most recently occurred in July 2023. Outages can be caused by a number of factors, including a move to a new technology, the demand on our Platform exceeding the capabilities of our technological infrastructure, delays or failures resulting from natural disasters, manmade disasters, or other catastrophic events, the migration of data among data centers and to third-party hosted environments, and issues relating to our reliance on third-party software, third-party application stores, and third parties that host our Platform in areas where we do not operate our own data centers. The unavailability of our Platform, particularly if outages should become more frequent or longer in duration, could cause our users to seek other entertainment options, including those provided by our competitors, which may adversely affect our financial results. If we or our partners or third party service providers experience outages and our Platform is unavailable or if our developers, creators, and users are unable to access our Platform within a reasonable amount of time or at all, as a result of any such events, our reputation and brand may be harmed, developer, creator and user engagement with our Platform may be reduced, and our revenue, bookings and profitability could be negatively impacted. We may also experience a negative impact to our financial results as a result of decreased usage on our Platform or decrease of payouts to developers and creators. We may not have full redundancy for all of our systems at all times and our disaster recovery planning may not be sufficient to address all aspects of any unanticipated consequence or incident or allow us to maintain business continuity at profitable levels or at all. Further, in the event of damage or service interruption, our business interruption insurance policies will not adequately compensate us for any losses that we may incur. These factors in turn could further reduce our revenues, subject us to liability, or otherwise harm our business, financial condition, or results of operations.

In addition to the events described above, our data and our technological infrastructure may also be subject to local and federal administrative actions or regulations, changes to legal or permitting requirements, and litigation that could stop, limit, or delay operations. Despite a reliability program focused on anticipating and solving issues that may impact the availability of our Platform and precautions taken at our data centers, such as disaster recovery and business continuity arrangements, the occurrence of spikes in usage volume, the occurrence of a natural disaster, a hacking event or act of terrorism, a decision to close the facilities without adequate notice, our inability to secure additional or replacement data center capacity as needed, or other unanticipated problems at our data centers could result in interruptions or delays on our Platform, impede our ability to scale our operations or have other adverse impacts upon our business and adversely impact our ability to serve our developers, creators, and users.

Customer support personnel and technologies are critical to resolve issues and to allow developers, creators, and users to realize the full benefits that our Platform provides and provide an excellent customer experience. High-quality support is important for the retention of our existing developers, creators, and users and to encourage the expansion of their use of our Platform. We must continue to invest in the infrastructure required to support our Platform. If we do not help our developers, creators, and users quickly resolve issues and provide effective ongoing support, our ability to maintain and expand our Platform to existing and new developers, creators, and users could suffer. In addition, if we do not make sufficient investments in servers, software or personnel in support of our infrastructure, to scale effectively and accommodate increased demands placed on our infrastructure, the reliability of our underlying infrastructure will be harmed and our ability to provide a quality experience for our developers, creators, and users will be significantly harmed. This would lead to a reduction in the number of developers, creators, and users on our Platform, a reduction in our revenues, bookings, and ability to compete, and our reputation with existing or potential developers, creators, or users could suffer.

The lack of comprehensive encryption for communications on our Platform may increase the impact of a security breach or incident.

Communications on our Platform are not comprehensively encrypted at this time. As such, any security breach or incident that involves unauthorized access, acquisition, disclosure, or use of communications on our Platform may be particularly impactful to our business. We may experience greater incident response forensics, data recovery, legal fees, and costs of notification related to any such potential incident, and we may face an increased risk of reputational harm, regulatory enforcement, and consumer litigation, which could further harm our business, financial condition, results of operations, and future business opportunities.

If the security of our Platform is compromised, it could compromise our and our developers', creators', and users' private information, disrupt our internal operations, and harm public perception of our Platform, which could cause our business and reputation to suffer.

We collect and store personal data and certain other sensitive and proprietary information in the operation of our business, including developer, creator, user and employee information, and other confidential data. While we have implemented measures designed to prevent unauthorized access to or loss of our confidential data, malware, ransomware, viruses, hacking, social engineering, spam, and phishing attacks have occurred and may occur on our Platform and our systems and those of our third-party service providers again in the future. Because of the popularity of our Platform, we believe that we are an attractive target for these sorts of attacks and have seen the frequency of these types of attacks increase.

The techniques used by malicious actors to obtain unauthorized access to, to sabotage, systems or networks, or to utilize our systems maliciously are constantly evolving and generally are not recognized until launched against a target. Consequently, despite the measures we have taken, we may be unable to anticipate these techniques, detect or react in a timely manner, or implement preventive measures, which could result in delays in our detection or remediation of, or other responses to, security breaches and other security-related incidents. The use of open source software used in our Platform has exposed us to security vulnerabilities in the past and will likely continue to expose us to security vulnerabilities in the future. For example, in December 2021, a vulnerability in popular logging software, Log4j, was publicly announced, and while we have taken steps to ensure these and similar vulnerabilities have been patched in our systems, we cannot guarantee that all vulnerabilities have been patched in every system upon which we are dependent or that additional critical vulnerabilities of open source software which we rely upon will not be discovered. Our use of AI in our products and business practices may increase or create additional cybersecurity risks, including risks of security breaches and incidents.

Our Platform and service operate in conjunction with, and we are dependent upon, third-party products, services, and components. Our ability to monitor our third-party service providers' cybersecurity is limited, and in any event, attackers may be able to circumvent our third-party service providers' cybersecurity measures. There have been and may continue to be significant attacks on certain of our third-party providers, and we cannot guarantee that our or our third-party providers' systems and networks have not been breached or that they do not contain exploitable defects or bugs that could result in a breach of or disruption to our systems and networks or the systems and networks of third parties that support us and our Platform and service. If there is a security vulnerability, error, or other bug in one of these third-party products, services, or components and if there is a security exploit targeting them or even simply the allegation of a vulnerability or security exploit targeting one of these third-party products, services or components, we could face increased costs, claims, liability, reduced revenue, and harm to our reputation or competitive position. We and our service providers may be unable to anticipate these techniques, react, remediate, or otherwise address any security vulnerability, breach, or other incident in a timely manner, or implement adequate preventative measures.

If any unauthorized access to our network, systems or data, including our sensitive and proprietary information, personal data from our users, developers, or creators, or other data, or any other loss or unavailability of, or unauthorized use, modification, disclosure, or other processing of personal data or any other security breach or incident, occurs or is believed to have occurred, whether as a result of third-party action, employee negligence, error or malfeasance, defects, social engineering techniques, ransomware attacks, or otherwise, our reputation, brand and competitive position could be damaged, our and our users', developers' and creators' data and intellectual property could potentially be lost or compromised, and we could be required to spend capital and other resources to alleviate problems caused by such actual or perceived breaches or incidents and remediate our systems. In the past, we have experienced social engineering and phishing attacks, and if similar attacks occur and are successful, this could have a negative impact on our business or result in unfavorable publicity. Additionally, we contract with certain third parties to store and process certain data for us, including our distribution channels, and these third parties face similar risks of actual and potential security breaches and incidents, which could present similar risks to our business, reputation, financial condition, and results of operations.

We incur significant costs in an effort to detect and prevent security breaches and other security-related incidents, including those to secure our product development, test, evaluation, and deployment activities, and we expect our costs will increase as we make improvements to our systems and processes to prevent future breaches and incidents. The economic costs to us to reduce cyber or other security problems, such as spammers, errors, bugs, flaws, "cheating" programs, defects or corrupted data, could be significant and may be difficult to anticipate or measure. Even the perception of these issues may cause developers, creators, and users to use our Platform less or stop using it altogether, and the costs could divert our attention and resources, any of which could result in claims, demands, and legal liability to us, regulatory investigations and other proceedings, and otherwise harm our business, reputation, financial condition, or results of operations. There could also be regulatory fines imposed for certain data breaches that take place around the world. Further, certain laws and regulations relating to privacy, biometrics, cybersecurity, and data protection, such as the California Consumer Privacy Act ("CCPA"), allow for a private right of action, which may lead to consumer litigation for certain data breaches that relate to specified categories of personal information. From time to time, we do identify product vulnerabilities, including through our bug bounty program. Although we have policies and procedures in place designed to swiftly characterize the potential impact of such vulnerabilities and develop appropriate patching or upgrade recommendations and also maintain policies and procedures related to vulnerability scanning and management of our internal corporate systems and networks, such policies and procedures may not be followed or detect every issue, and from time to time, we have, and may in the future again, need to proactively disable access to our Platform in order to provide necessary patching or upgrades.

Although we maintain cyber and privacy insurance, subject to applicable deductibles and policy limits, such coverage may not extend to all types of incidents relating to privacy, data protection, or cybersecurity, and it may be insufficient to cover all costs and expenses associated with such incidents. Further, such insurance may not continue to be available to us in the future on economically reasonable terms, or at all, and insurers may deny us coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, including our financial condition, operating results, and reputation.

The expansion of our Platform outside the United States exposes us to risks inherent in international operations.

We operate our Platform throughout the world and are subject to risks and challenges associated with international business. For the year ended December 31, 2023, approximately 78% of our DAUs and 36% of our revenue was derived from outside the U.S. and Canada region. We intend to continue to expand internationally, and this expansion is a critical element of our future business strategy. However, as we continue to expand internationally, including into developing countries where consumer discretionary spending is relatively weak, while our DAUs increase, the growth rate of our bookings could decelerate due to weaker spending by users from those regions, and our ABPDAU has been and may continue to be negatively impacted. While we have a number of developers, creators, and users outside of the U.S., we have limited offices located outside of the U.S. and Canada, and there is no guarantee that our international expansion efforts will be successful. The risks and challenges associated with expanding our international presence and operations include:

- greater difficulty in enforcing contracts and accounts receivable collection, and longer collection periods;

- higher costs of doing business internationally, including increased accounting, travel, infrastructure, legal and compliance costs;

- double taxation of our international earnings and potentially adverse tax consequences due to changes in the tax laws of the U.S. or the foreign jurisdictions in which we operate;

- compliance with multiple, ambiguous, or evolving governmental laws and regulations, including those relating to employment, tax, content regulation, privacy, data protection, anti-corruption, import/export, customs, anti-boycott, sanctions and embargoes, antitrust, data transfer, storage and security, content monitoring, preclusion, and removal, online entertainment offerings, advertising and consumers in general, and industry-specific laws and regulations, particularly as these rules apply to interactions with children;

- expenses related to monitoring and complying with differing labor regulations, especially in jurisdictions where labor laws may be more favorable to employees than in the U.S.;

- increased exposure to fluctuations in exchange rates between the U.S. dollar and foreign currencies in markets where we do business;

- challenges inherent to efficiently recruiting and retaining qualified employees in foreign countries and maintaining our company culture and employee programs across all of our offices;

- management communication and integration problems resulting from language or cultural differences and geographic dispersion;

- the uncertainty of protection for intellectual property in some countries;

- the uncertainty of our exposure to third-party claims of intellectual property infringement and the availability of statutory safe harbors in some countries;

- foreign exchange controls that might prevent us from repatriating cash earned outside the U.S.;

- risks associated with trade restrictions and foreign legal requirements, and greater risk of unexpected changes in regulatory requirements, tariffs and tax laws, trade laws, and export and other trade restrictions;

- risks relating to the implementation of exchange controls, including restrictions promulgated by the Office of Foreign Asset Control ("OFAC"), and other similar trade protection regulations and measures;

- exposure to regional or global public health issues, and to travel restrictions and other measures undertaken by governments in response to such issues;

- general economic and political conditions in these foreign markets, including political and economic instability in some countries and regions;

- localization of our services, including translation into foreign languages and associated expenses and the ability to monitor our Platform in new and evolving markets and in different languages to confirm that we maintain standards consistent with our brand and reputation;

- regulatory frameworks or business practices favoring local competitors;

- changes in the perception of our Platform by governments in the regions where we operate or plan to operate;

- uncertainty regarding the imposition of and changes in the U.S.' and other governments' trade regulations, trade wars, tariffs, other restrictions or other geopolitical events, and without limitation, including the evolving relations between the U.S. and China, evolving relations with Russia due to Russia's invasion of Ukraine, and the escalation of regional tension as a result of Hamas' attack against Israel and the ensuing war; and

- natural disasters, acts of war, and terrorism, and resulting changes to laws and regulations, including changes oriented to protecting local businesses.

These and other factors could harm our ability to generate revenue and bookings outside of the U.S. and, consequently, adversely affect our business, financial condition and results of operations. We may not be able to expand our business and attract users in international markets and doing so will require considerable management attention and resources. International expansion is subject to the particular challenges of supporting a business in an environment of multiple languages, cultures, customs, legal systems, alternative dispute systems, regulatory systems and commercial infrastructures. We may not be able to offer our Platform in certain countries, and expanding our international focus may subject us to risks that we have not faced before or increase risks that we currently face.

If we are unable to successfully grow our user base, compete effectively with other platforms, and further monetize our Platform, our business will suffer.

We have made, and are continuing to make, investments to enable our developers and creators to design and build compelling content and deliver it to our users on our Platform. Existing and prospective developers may not be successful in creating content that leads to and maintains user engagement (including maintaining the quality of experiences); they may fail to expand the types of experiences that they can build for users; or our competitors may entice our developers, users and potential users away from, or to spend less time with, our Platform, each of which could adversely affect users' interest in our Platform and lead to a loss of revenue opportunities and harm our results of operations. The multitude of other entertainment options, online gaming, and other interactive experiences is high, making it difficult to retain users who are dissatisfied with our Platform and seek other entertainment options.

Additionally, we may not succeed in further monetizing our Platform and user base. As a result, our user growth, user engagement, financial performance and ability to grow revenue could be significantly harmed if we fail to increase or maintain DAUs; our user growth outpaces our ability to monetize our users, including if our user growth occurs in markets that are not profitable; we fail to provide the tools and education to our developers and creators to enable them to monetize their experiences and developers do not create engaging or new experiences for users; we fail to establish a successful advertising model; we fail to increase or maintain the amount of time spent on our Platform, the number of experiences that our users engage with, or the usage of our technology for our developers; we fail to increase the features of our Platform, allowing it to more broadly serve the entertainment, education, communication and business markets; we fail to increase penetration and engagement across all demographics or measures intended to make our Platform more attractive to older-age verified users create the perception that our Platform is not safe for young users; or the experiences on our Platform do not maintain or gain popularity.

If we are able to continue to grow, we will need to manage our growth effectively, which could require expanding our internal IT systems, technological operations infrastructure, financial infrastructure, and operating and administrative systems and controls. In addition, we have expended in the past and may in the future expend significant resources to launch new features and changes on our Platform that we are unable to monetize, which may significantly harm our business. Any future growth would add complexity to our organization and require effective coordination across our organization, and an inability to do so would adversely affect our business, financial conditions, and results of operations.

We introduced our users to offerings for Robux that are subscription-based. Only a small portion of our users regularly purchase Robux compared to all users who use our Platform in any period. While we intend for these efforts to generate increased recurring revenues from our existing user base, they may cause users to decrease their purchases of Robux and decrease these users' overall spend on our Platform. Our ability to continue to attract and retain users of our paid subscription services will depend in part on our ability to consistently provide our subscribers with a quality experience. If our users do not perceive these offerings to be of value, or if we introduce new or adjust existing features or pricing in a manner that is not favorably received by them, we may not be able to attract and retain subscribers or be able to convince users to become subscribers of such additional service offerings, and we may not be able to increase the amount of recurring revenue from our user base. If users fail to purchase Robux at rates similar to or greater than they have historically and if we fail to attract new paying users, or if our paying users fail to continue interacting with the Platform and purchasing Robux as they increase in age, our revenue will suffer. Subscribers may cancel their subscription to our service for many reasons, including a perception that they do not use the service sufficiently, the need to reduce household expenses, competitive services that provide a better value or experience or as a result of changes in pricing. If our efforts to attract and retain subscribers are not successful, our business, operating results, and financial condition may be adversely impacted.

Introduction of new technology could harm our business and results of operations.

The market for an immersive platform for connection and communication is a new and evolving market characterized by rapid, complex, and disruptive changes in technology and user, developer, and creator demands that could make it difficult for us to effectively compete. The expectations and needs of our users, developers, and creators are constantly evolving. Our future success depends on a variety of factors, including our continued ability to innovate, introduce new products and services efficiently, enhance and integrate our products and services in a timely and cost-effective manner, extend our core technology into new applications, and anticipate technological developments. If we are unable to react quickly to new technology trends—for example the continued growth of generative AI solutions which disrupts the ways developers create experiences or may disrupt the way users consume virtual goods—it may harm our business and results of operation. Further, social and ethical issues relating to the use of new and evolving technologies such as AI in our offerings, may result in reputational harm and liability, and may cause us to incur additional research and development costs to resolve such issues. AI presents emerging ethical issues and if we enable or offer solutions that draw controversy due to their perceived or actual impact on society, we may experience brand or reputational harm, competitive harm, or legal liability. Failure to address AI ethics issues by us or others in our industry could undermine public confidence in AI.

In addition, our use of generative AI in aspects of our Platform may present risks and challenges that could increase as AI solutions become more prevalent. The Roblox Cloud may be relied upon in the future for increasingly complex decision-making as it integrates hardware, accelerated machine learning AI, including generative AI, for a broad range of compute tasks, including control of non-player characters, improved personalization, synthetic content generation, and automation of the player experience. It is possible that at some point the Roblox Cloud may make decisions unpredictably or autonomously, which can raise new or exacerbate existing ethical, technological, legal, and other challenges, and may negatively affect the performance of the Roblox Platform and the user, developer, and creator experience. However, AI algorithms may be flawed. Datasets may be insufficient or contain biased information. These deficiencies and other failures of AI systems could subject us to competitive harm, regulatory action, legal liability, and brand or reputational harm.

Our user metrics and other estimates are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may significantly harm and negatively affect our reputation and our business.

We regularly review metrics, including our DAUs, hours engaged, unique payers, user demographics, and ABPDAU to evaluate growth trends, measure our performance, and make strategic decisions. These metrics are calculated using internal data gathered on an analytics platform that we developed and operate and have not been validated by an independent third party. Our metrics and estimates may also differ from estimates published by third parties or from similarly titled metrics of our competitors due to differences in methodology or the assumptions on which we rely. If our estimates are inaccurate, then investors will have less confidence in our company and our prospects, which could cause the market price of our Class A common stock to decline, and our reputation and brand could be harmed.

While these metrics are based on what we believe to be reasonable estimates of our user base for the applicable period of measurement, there are inherent challenges in measuring how our Platform is used and as a result, the metrics may overstate the number of DAUs, monthly unique payers, average monthly repurchase rate, hours engaged, ABPDAU, and average bookings per monthly unique payer. The methodologies used to measure these metrics require significant judgment and are also susceptible to algorithm or other technical errors. In addition, we are continually seeking to improve our estimates of our user base and hours engaged, and such estimates may change due to improvements or changes in our methodology. We regularly review our processes for calculating these metrics, and from time to time we discover inaccuracies in our metrics or make adjustments to improve their accuracy, which can result in adjustments to our historical metrics. Our ability to recalculate our historical metrics may be impacted by data limitations or other factors that require us to apply different methodologies for such adjustments.

Additionally, there are users who have multiple accounts, fake user accounts, or fraudulent accounts created by bots to inflate user activity for a particular developer or creator on our Platform, thus making the developer's or creator's experience or other content appear more popular than it really is. We strive to detect and minimize fraud and unauthorized access to our Platform, and these practices are prohibited in our terms of service, and we implement measures to detect and suppress that behavior. If we are successful in our efforts to minimize fraud, the use of bots and unauthorized access to our Platform, our operating results may be negatively affected. Some of our demographic data may also be incomplete or inaccurate. For example, because users self-report their dates of birth, our age demographic data may differ from our users' actual ages. If our users provide us with incorrect or incomplete information regarding their age or other attributes, then our estimates may prove inaccurate.

Errors or inaccuracies in our metrics or data could also result in incorrect business decisions and inefficiencies. For instance, if a significant understatement or overstatement of active users or hours engaged were to occur, we may expend resources to implement unnecessary business measures or fail to take required actions to attract a sufficient number of users to satisfy our growth strategies. If our investors or developers do not perceive our user, geographic, or other demographic metrics to be accurate representations of our user base, or if we discover material inaccuracies in our user, geographic, or other demographic metrics, our reputation may be seriously harmed. Our developers, creators, and brand and other partners may also be less willing to allocate their budgets or resources to our Platform, which could seriously harm our business.

We rely on suppliers for certain components of the equipment we use to operate our Platform and any disruption in the availability of these components could delay our ability to expand or increase the capacity of our Platform or replace defective equipment.

We rely on suppliers for several components of the equipment we use to operate our Platform. Our reliance on these suppliers exposes us to risks, including reduced control over production costs and constraints based on the current availability, terms, and pricing of these components. While the network equipment and servers we purchase generally are commodity equipment and we believe an alternative supply source for network equipment and servers on substantially similar terms could be identified quickly, our business could be adversely affected until those efforts are completed. In addition, the technology equipment industry has experienced component shortages and delivery delays, and we have and may in the future experience shortages or delays, including as a result of increased demand in the industry, natural disasters, export and import control restrictions, or our suppliers lacking sufficient rights to supply the components in all jurisdictions in which we have data centers and edge data centers that support our Platform. For example, supply chain constraints for servers and other networking equipment required for our operations has resulted and could in the future result in disruptions and delays for these components and the delivery and installation of such components at our data centers and edge data centers. If our supply of certain components is disrupted or delayed, there can be no assurance that additional supplies or components can serve as adequate replacements for the existing components or that supplies will be available on terms that are favorable to us, if at all. Any disruption or delay in the supply of our hardware components may delay the opening of new data centers, edge data centers, co-location facilities or the creation of fully redundant operations, limit capacity expansion, or replacement of defective or obsolete equipment at existing data centers and edge data centers or cause other constraints on our operations that could damage our ability to serve our developers, creators, and users.

Some developers, creators, and users on our Platform may make unauthorized, fraudulent, or illegal use of Robux and other digital goods or experiences on our Platform, including through unauthorized third-party websites or "cheating" programs.

Robux and digital goods on our Platform have no monetary value outside of our Platform, but users have made and may in the future make unauthorized, fraudulent, or illegal sales and/or purchases of Robux and other digital goods on or off of our Platform, including through unauthorized third-party websites in exchange for real-world currency. For example, some users have made fraudulent use of credit cards owned by others on our Platform to purchase Robux and offer the purchased Robux for sale at a discount on a third-party website. For the year ended December 31, 2023, total chargebacks to us from this fraud was approximately 3.11% of bookings.

While we regularly monitor and screen usage of our Platform with the aim of identifying and preventing these activities, and regularly monitor third-party websites for fraudulent Robux or digital goods offers as well as regularly send cease-and-desist letters to operators of these third-party websites, we are unable to control or stop all unauthorized, fraudulent, or illegal transactions in Robux or other digital goods that occurs on or off of our Platform. Although we are not responsible for such unauthorized, fraudulent, and/or illegal activities conducted by these third parties, our user experience may be adversely affected, and users and/or developers may choose to leave our Platform if these activities are pervasive. These activities may also result in negative publicity, disputes, or even legal claims, and measures we take in response may be expensive, time consuming, and disruptive to our operations.

In addition, unauthorized, fraudulent, and/or illegal purchases and/or sales of Robux or other digital goods on or off of our Platform, including through third-party websites, bots, fake accounts, or "cheating" or malicious programs that enable users to exploit vulnerabilities in the experiences on our Platform or our partners' websites and platforms, could reduce our revenue and bookings by, among other things, decreasing revenue from authorized and legitimate transactions, increasing chargebacks from unauthorized credit card transactions, causing us to lose revenue and bookings from dissatisfied users who stop engaging with the experiences on our Platform, or could increase costs that we incur to develop technological measures to curtail unauthorized transactions and other malicious programs, or could reduce other operating metrics.

Under our community rules for our Platform, which developers, creators, and users are obligated to comply with, we reserve the right to temporarily or permanently ban individuals for breaching our Terms of Use by violating applicable law or Roblox policies which include engaging in illegal activity on the Platform. We have banned individuals as a result of unauthorized, fraudulent, or illegal use of Robux or other digital goods on our Platform. We have also employed technological measures to help detect unauthorized Robux transactions and continue to develop additional methods and processes through which we can identify unauthorized transactions and block such transactions. However, there can be no assurance that our efforts to prevent or minimize these unauthorized, fraudulent, or illegal transactions will be successful.

We have made and are continuing to make investments in privacy, data protection, user safety, cybersecurity, and content review efforts to combat misuse of our services and user data by third parties, including investigations of individuals we have determined to have attempted to access and, in some cases, have accessed, user data without authorization. Our internal teams also continually monitor and address any unauthorized attempts to access data stored on servers that we own or control or data available to our third-party customer service providers. As a result of these efforts, we have discovered and disclosed, and anticipate that we will continue to discover and disclose, additional incidents of misuse of or unauthorized access of user data or other undesirable activity by third parties. We have taken steps to protect the data that we have access to, but despite these efforts, our security measures, or those of our third-party service providers, could be insufficient or breached as a result of third-party action, malfeasance, employee errors, service provider errors, technological limitations, defects or vulnerabilities in our Platform or otherwise. Additionally, many of our employees and third-party service providers with access to user data currently are and may in the future be working remotely, which may increase our or our third-party service providers' risk of security breaches or incidents. Moreover, the risk of state-supported and geopolitical-related cyber-attacks may increase with recent geopolitical events. We may not discover all such incidents or activity or be able to respond to or otherwise address them, promptly, in sufficient respects or at all. Such incidents and activities have in the past, and may in the future, involve the use of user data or our systems in a manner inconsistent with our terms, contracts or policies, the existence of false or undesirable user accounts, theft of in-game currency or virtual items in valid user accounts, and activities that threaten people's safety on- or offline. We may also be unsuccessful in our efforts to enforce our policies or otherwise remediate any such incidents. Any of the foregoing developments, whether actual or perceived, may negatively affect user trust and engagement, harm our reputation and brands, require us to change our business practices in a manner adverse to our business, and adversely affect our business and financial results. Any such developments may also subject us to future litigation and regulatory inquiries, investigations, and proceedings, including from data protection authorities in countries where we offer services and/or have users, which could subject us to monetary penalties and damages, divert management's time and attention, and lead to enhanced regulatory oversight.

We focus our business on our developers, creators, and users, and acting in their interests in the long-term may conflict with the short-term expectations of analysts and investors.

A significant part of our business strategy and culture is to focus on long-term growth and developer, creator, and user experience over short-term financial results. We expect our expenses to continue to increase in the future as we broaden our developer, creator, and user community, as developers, creators, and users increase the amount and types of experiences and virtual items they make available on our Platform and the content they consume, as we continue to seek ways to increase payments to our developers and as we develop and further enhance our Platform, expand our technical infrastructure and data centers, and hire additional employees to support our expanding operations. As a result, in the near- and medium-term, we may continue to operate at a loss, or our near- and medium-term profitability may be lower than it would be if our strategy were to maximize near- and medium-term profitability. We expect to continue making significant expenditures to grow our Platform and develop new features, integrations, capabilities, and enhancements to our Platform for the benefit of our developers, creators, and users. We will also be required to invest in our internal IT systems, technological operations infrastructure, financial infrastructure, and operating and administrative systems and controls. Such expenditures may not result in improved business results or profitability over the long-term. If we are ultimately unable to achieve or improve profitability at the level or during the time frame anticipated by securities or industry analysts, investors and our stockholders, the trading price of our Class A common stock may decline.

We may require additional capital to meet our financial obligations and support business growth, and this capital might not be available on acceptable terms or at all.

We intend to continue to make significant investments to support our business growth and may require additional funds to respond to business challenges, improve our Platform and operating infrastructure or acquire complementary businesses, personnel, and technologies. Accordingly, we may need to engage in additional equity or debt financings. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of our Class A common stock. Any debt financing that we secure in the future could involve offering security interests and undertaking restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. Recently, the trading prices of technology companies have been highly volatile, which may reduce our ability to access capital on favorable terms or at all. Also, to the extent outstanding additional shares subject to options and warrants to purchase our capital stock are authorized and exercised, there will be further dilution. The amount of dilution could be substantial depending on the size of the issuance or exercise. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business, financial condition or results of operations may be harmed.

The popularity of our Lua scripting language is a key driver of content creation and engagement with our Platform, and if other programming languages or platforms become more popular with our developers, it may affect engagement with and content creation for our Platform.

Roblox experiences are programmed using Lua scripting language on the Roblox Platform. In order to enhance the attractiveness of our Platform to potential developers, we have made the Lua scripting language available without charge. The Lua scripting language permits developers on the Roblox Platform to develop customized add-on features for their own or others' use, and we have trained our developers on how to write add-on programs using Lua scripting language. As part of this strategy, we have encouraged the development of an active community of Lua programmers similar to those which have emerged for other software platforms. The widespread use and popularity of our Lua scripting language is critical to creating engaging content on and demand for our Platform. If developers do not find the Lua scripting language or our Platform simple and attractive for developing content or determine that our Lua scripting language or other features of our Platform are undesirable or inferior to other scripting languages or platforms, or Lua scripting language becomes unavailable for use by the developers for any reason, they may shift their resources to developing content on other platforms and our business may be harmed.

We rely on Amazon Web Services for a portion of our cloud infrastructure in certain areas, and as a result any disruption of AWS would negatively affect our operations and significantly harm our business.

We rely on Amazon Web Services ("AWS") as a third-party provider for a portion of our backend services, including for some of our high-speed databases, scalable object storage, and message queuing services, as well as virtual cloud infrastructure. For location-based support areas, we outsource certain aspects of the infrastructure relating to our cloud-native Platform. As a result, our operations depend, in part, on AWS' ability to protect their services against damage or interruption from natural or manmade disasters. Our developers, creators, and users need to be able to access our Platform at any time, without interruption or degradation of performance. Although we have disaster recovery plans that utilize multiple AWS availability zones to support our cloud infrastructure, any incident affecting their infrastructure that may be caused by natural or manmade disasters and other similar events beyond our control, could adversely affect our cloud-native Platform. Any disruption of or interference with our use of AWS could impair our ability to deliver our Platform reliably to our developers, creators, and users.

Additionally, if AWS were to experience a hacking attack or another security incident, it could result in unauthorized access to, damage to, disablement or encryption of, use or misuse of, disclosure of, modification of, destruction of, or loss of our data or our developers', creators', and users' data or disrupt our ability to provide our Platform or service. A prolonged AWS service disruption affecting our cloud-native Platform for any of the foregoing reasons would adversely impact our ability to serve our users, developers, and creators and could damage our reputation with current and potential users, developers, and creators, expose us to liability, result in substantial costs for remediation, cause us to lose users, developers, and creators, or otherwise harm our business, financial condition, or results of operations. and users. We may also incur significant costs for using alternative hosting cloud infrastructure services or taking other actions in preparation for, or in reaction to, events that damage or interfere with the AWS services we use.

We have entered into an enterprise agreement with AWS and a supplemental private pricing addendum that will remain in effect until June 2026. In the event that our AWS service agreements are terminated, or there is a lapse of service, elimination of AWS services or features that we utilize, we could experience interruptions in access to our Platform as well as significant delays and additional expense in arranging for or creating new facilities or re-architecting our Platform for deployment on a different cloud infrastructure service provider, which would adversely affect our business, financial condition, and results of operations.

We must continue to attract and retain users, developers, and creators, and highly qualified personnel in very competitive markets to continue to execute on our business strategy and growth plans, and the loss of key personnel or failure to attract and retain users, developers, and creators could significantly harm our business.

We compete for users, developers, and creators. We compete to attract and retain our users' attention and their engagement hours with other global technology leaders such as Amazon, Apple, Meta Platforms, Google, Microsoft, and Tencent, global entertainment companies such as Comcast, Disney, ViacomCBS, and Warner Bros Discovery, global gaming companies such as Activision Blizzard (now owned by Microsoft), Electronic Arts, Take-Two, Epic Games, Krafton, NetEase, and Valve, online content platforms including Netflix, Spotify, and YouTube, as well as social platforms such as Facebook, TikTok, Instagram, WhatsApp, Pinterest, X (Twitter), Reddit, Discord and Snap.

We also rely on developers and creators to create the content that leads to and maintains user engagement (including maintaining the quality of experiences). We compete to attract and retain developers and engineering talent with gaming and metaverse platforms such as Epic Games, Unity, Meta Platforms, and Valve Corporation, which also give developers the ability to create or distribute interactive content. We do not have any agreements with our developers that require them to continue to use our Platform for any time period. Some of our developers have developed attractive businesses in developing content, including games, on our Platform. In the future, if we are unable to continue to provide value to these developers and they have alternative methods to publish and commercialize their offerings, they may not continue to provide content to our Platform. Should we fail to provide compelling advantages to continued use of our ecosystem to developers, they may elect to develop content on competing interactive entertainment platforms. If a significant number of our developers no longer provide content, we may experience an overall reduction in the quality of our experiences, which could adversely affect users' interest in our Platform and lead to a loss of revenue opportunities and harm our results of operations.

We expect competition to continue to increase in the future. Many of our existing competitors have, and some of our potential competitors could have, substantial competitive advantages, such as larger sales and marketing budgets and resources; broader and more established relationships with users, developers, and creators; greater resources to make acquisitions and enter into strategic partnerships; lower labor and research and development costs; larger and more mature intellectual property portfolios; and substantially greater financial, technical, and other resources.

Additionally, we depend on the continued services and performance of our Founder, President, CEO and Chair of our Board of Directors, David Baszucki, members of our senior management team, and other key personnel. David Baszucki has been responsible for our strategic vision, and should he stop working for us for any reason, it is unlikely that we would be able to immediately find a suitable replacement. We do not maintain key man life insurance for David Baszucki, and do not believe any amount of key man insurance would allow us to recover from the harm to our business if David Baszucki were to leave the Company for any reason. Similarly, members of our senior management team and other key personnel are highly sought after and others may attempt to encourage these individuals to leave the Company. The loss of one or more of the members of the senior management team or other key personnel for any reason, or the inability to attract new or replacement members of our senior management team, other key personnel, or highly qualified employees could disrupt our operations, create uncertainty among investors, adversely impact employee retention and morale, and significantly harm our business.

Our business and results of operations are affected by fluctuations in currency exchange rates.

As we continue to expand our international operations, we become more exposed to the effects of fluctuations in currency exchange rates. We generally collect revenue from our international markets in the local currency. For the year ended December 31, 2023, approximately 78% our DAUs and 36% of our revenue was derived from outside the U.S. and Canada region. While we periodically adjust the price of Robux to account for the relative value of this local currency to the U.S. dollar, these adjustments are not immediate nor do they typically exactly track the underlying currency fluctuations. As a result, rapid appreciation of the U.S. dollar against these foreign currencies has harmed and may in the future harm our reported results and cause the revenue derived from our foreign users and overall revenue to decrease. In addition, even if we do adjust the cost of our Robux in foreign markets to fluctuations in the U.S. dollar, such fluctuations could change the costs of purchasing Robux to our users outside of the U.S., which may adversely affect our business, results of operations and financial condition, or improve our financial performance.

We also incur expenses for employee compensation and other operating expenses at our non-U.S. locations in the local currency. Additionally, global events as well as geopolitical developments, including conflict in Europe and inflation have caused, and may in the future cause, global economic uncertainty, and uncertainty about the interest rate environment, which could amplify the volatility of currency fluctuations. Fluctuations in the exchange rates between the U.S. dollar and other currencies could result in the dollar equivalent of our expenses being higher which may not be offset by additional revenue earned in the local currency. This could impact our reported results of operations. To date, we have not engaged in any hedging strategies and any such strategies, such as forward contracts, options, and foreign exchange swaps related to transaction exposures that we may implement in the future to mitigate this risk may not eliminate our exposure to foreign exchange fluctuations. Moreover, the use of hedging instruments may introduce additional risks if we are unable to structure effective hedges with such instruments.

We plan to continue to make acquisitions and investments in other companies, which could require significant management attention, disrupt our business, dilute our stockholders, and significantly harm our business.

As part of our business strategy, we have made and intend to make acquisitions to add specialized employees and complementary companies, features, and technologies. Our ability to acquire and successfully integrate larger or more complex companies, features, and technologies is unproven. In the future, we may not be able to find other suitable acquisition or investment candidates, and we may not be able to complete acquisitions or similar strategic transactions on favorable terms, if at all. The pursuit of potential acquisitions may divert the attention of management and cause us to incur significant expenses related to identifying, investigating, and pursuing suitable acquisitions, whether or not they are consummated. Our previous and future acquisitions may not achieve our goals, and any future acquisitions we complete could be viewed negatively by users, developers, creators, partners, or investors. In addition, if we fail to successfully close transactions or integrate new teams into our corporate culture, or fail to integrate the features and technologies associated with these acquisitions, our business could be significantly harmed. Any integration process may require significant time and resources, and we may not be able to manage the process successfully. We may not successfully evaluate or use the acquired products, technology, and personnel, or accurately forecast the financial impact of an acquisition, including accounting charges which could be recognized as a current period expense. We also may not achieve the anticipated benefits of synergies from the acquired business, may encounter challenges with incorporating the acquired features and technologies into our Platform while maintaining quality and security standards consistent with our brand, or may fail to identify security vulnerabilities in acquired technology prior to integration with our technology and Platform. We may also incur unanticipated liabilities that we assume as a result of acquiring companies, including claims related to the acquired company, its offerings or technologies or potential violations of applicable law or industry rules and regulations arising from prior or ongoing acts or omissions by the acquired business that were not discovered during diligence. We will pay cash, incur debt, or issue equity securities to pay for any acquisitions, any of which could significantly harm our business. In addition, it generally takes several months after the closing of an acquisition to finalize the purchase price allocation. Therefore, it is possible that our valuation of an acquisition may change and result in unanticipated write-offs or charges, impairment of our goodwill, or a material change to the fair value of the assets and liabilities associated with a particular acquisition, any of which could significantly harm our business. Selling equity to finance any such acquisition would also dilute our stockholders. Incurring debt would increase our fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our operations.

Our acquisition strategy may not succeed if we are unable to remain attractive to target companies or expeditiously close transactions. If we develop a reputation for being a difficult acquirer or having an unfavorable work environment, or if target companies view our Class A common stock unfavorably, we may be unable to consummate key acquisition transactions essential to our corporate strategy and our business may be significantly harmed.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited, each of which could significantly harm our business.

As of December 31, 2023, we had federal net operating loss carryforwards of $2,382.3 million, which do not expire, federal net operating loss carryforwards of $52.2 million, which begin to expire in 2035, state net operating loss carryforwards of $1,261.4 million, which begin to expire in 2024, and foreign net operating loss carryforwards of $66.8 million, which begin to expire in 2024. Utilization of our net operating loss carryforwards and other tax attributes may be subject to limitations on utilization or benefit due to the ownership change limitations provided by Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the "Code"), and other similar provisions. All of the $2,382.3 million of federal net operating losses are carried forward indefinitely but the deductibility of these losses is generally limited to 80% of current year taxable income. Our net operating loss carryforwards may also be subject to limitations under state law. If our net operating loss carryforwards and other tax attributes expire before utilization or are subject to limitations, our business and financial results could be harmed.

Our estimates or judgments relating to our critical accounting policies may be based on assumptions that change or prove to be incorrect, which could cause our results of operations to fall below expectations of securities analysts and investors.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as described in the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations." The results of these estimates form the basis for making judgments about the recognition and measurement of certain assets and liabilities and revenue and expenses that is not readily apparent from other sources. In addition to revenue recognition and estimates of the average lifetime of a paying user, our accounting policies that involve judgment include those related to assumptions used for estimating the fair value of common stock to calculate stock-based compensation, capitalization of internal-use software costs, valuation of goodwill and intangible assets, certain accrued liabilities, and valuation allowances associated with income taxes. If our assumptions change or if actual circumstances differ from those in our assumptions, our results of operations could be adversely affected, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our Class A common stock.

Our results of operations may be harmed if we are required to collect sales, value added, or other similar taxes for the purchase of our virtual currency, or for the sale of content between our developers, creators, and users.

Although we, either directly or through our third-party distribution channels, collect and remit taxes from users in certain countries and regions on the sale of our virtual currency, there are some jurisdictions in which we operate where we do not currently collect taxes from users. The application of tax laws pertaining to the collection of sales, value added, and similar taxes to e-commerce businesses, such as ours, is a complex and evolving area. For example, many countries have recently enacted tax laws that require non-resident providers to register for and levy value added taxes on electronically provided services to such country's residents. This would require us to calculate, collect, and remit value added taxes in some jurisdictions, even if we have no physical presence in such jurisdictions. Further, we may need to invest substantial amounts to modify our solutions or our business model to be able to collect and remit sales, value added or similar taxes under such tax laws in the future.

Further, many jurisdictions have also adopted or are considering adopting marketplace facilitator laws that shift the burden of tax collection to online marketplaces. If we are characterized as a marketplace facilitator for the sale of content between our developers, creators, and users, we may need to invest substantial amounts to modify our solutions or business model to be able to meet any reporting and collection obligations with respect to sales, value added, or similar taxes. A successful assertion by a jurisdiction that we should have been or should be collecting additional sales, value added, or other taxes for the sale of content between our developers, creators, and users, could, among other things, result in substantial tax payments, create significant administrative burdens for us, discourage potential users, developers or creators from subscribing to our Platform, or otherwise harm our business, results of operations, and financial condition.

We may not realize the benefits expected through our China joint venture.

In February 2019, we entered into a joint venture agreement with Songhua River Investment Limited, referred to as Songhua, an affiliate of Tencent Holdings Ltd. ("Tencent Holdings"), under which we created Roblox China Holding Corp (the "China JV"), of which we own a 51% ownership interest. Through a wholly-owned subsidiary based in Shenzhen, branded as "Luobu," the China JV is engaged in the development, localization, and licensing to Chinese creators of a Chinese version of Roblox Studio. Luobu also develops and oversees relations with local Chinese developers and helps them build and publish experiences and content for our global Platform. In December 2020, Shenzhen Tencent Computer Systems Co. Ltd ("Tencent"), received a required publishing license from the Chinese government, which enabled Tencent to publish a localized version of the Roblox Client as a game in China under the name "Luobulesi." The license could be withdrawn if Tencent fails to comply with applicable existing or future regulations. Such withdrawal could significantly impair or eliminate the ability to publish and operate Luobulesi in China. The Luobulesi app is not currently available to users in China while we and Tencent build the next version of Luobulesi.

Tensions between the U.S. and China have resulted in trade restrictions that could harm our ability to participate in Chinese markets and numerous additional such restrictions have been threatened by both countries. Sustained uncertainty about, or worsening of, current global economic conditions and further escalation of trade tensions between the U.S. and China could result in a global economic slowdown and long-term changes to global trade, including retaliatory trade restrictions that could restrict our ability to participate in the China JV. We may find it difficult or impossible to comply with these or other conflicting regulations in the U.S. and China, which could make it difficult or impossible to achieve our business objectives in China or realize a return on our investment in this market.

Relations may also be compromised if the U.S. pressures the Chinese government regarding its monetary, economic, or social policies. Changes in political conditions in China and changes in the state of China-U.S. relations are difficult to predict and could adversely affect the operations or financial condition of the China JV. In addition, because of our proposed involvement in the Chinese market, any deterioration in political or trade relations might result in our products being perceived as less attractive in the U.S. or elsewhere. The Committee on Foreign Investment in the U.S. ("CFIUS") has continued to apply a more stringent review of certain foreign investment in U.S. companies, including investment by Chinese entities, and has made inquiries to us with respect to Tencent Holding's equity investment in us and involvement in the China JV. We cannot predict what effect any further inquiry by CFIUS into our relationship with Tencent and Tencent Holdings or changes in China-U.S. relations overall may have on our ability to effectively support the China JV or on the operations or success of the China JV.

The Chinese economic, legal, and political landscape also differs from other countries in many respects, including the level of government involvement and regulation, control of foreign exchange, and uncertainty regarding the practical enforceability of intellectual property rights. The laws, regulations and legal requirements in China are also subject to frequent changes and the exact obligations under and enforcement of laws and regulations are often subject to unpublished internal government interpretations and policies which makes it challenging to ascertain compliance with such laws. We may incur increased operating expenses related to cybersecurity and data protection in China, including with respect to access to Chinese user data and confidential company information as well as any network interconnections and cross border system integrations.

In addition to market and regulatory factors, any future success of the China JV will require a collaborative effort with Tencent to build and operate Luobu and Luobulesi as together, they will form the exclusive basis for growing our penetration in the China market. In addition, upon the occurrence of certain events, such as a termination of certain of the contractual relationships applicable to Luobu, a change of control of us, or the acquisition of 20% of our outstanding securities by certain specified Chinese industry participants, we may be required to purchase Songhua's interest in the China JV at a fair market value determined at the time of such purchase. Any future requirement to purchase the interest in China JV from Songhua may have a material adverse effect upon our liquidity, financial condition, and results of operations both as a result of the purchase of such interests and the fact that we would need to identify and partner with an alternative Chinese partner in order for operations to continue in the China market.

The stock-based compensation expense related to our RSUs and other outstanding equity awards has increased our expenses in recent periods and may continue to do so in future periods due to grants of RSUs to new and existing employees.

We have granted performance-based stock unit awards to our executives, which vest based on continued service as well as the Company's stock performance over a three-year performance period or the Company's cumulative Bookings and cumulative Covenant Adjusted EBITDA generated over a two-year performance period.

In February 2021, our leadership development and compensation committee granted the CEO Long-Term Performance Award, an RSU award under our 2017 Plan to David Baszucki covering 11,500,000 shares of our Class A common stock. We estimated the grant date fair value of the CEO Long-Term Performance Award using a model based on multiple stock price paths developed through the use of a Monte Carlo simulation that incorporates into the valuation the possibility that the achievement of certain price goals may not be satisfied. The weighted-average grant date fair value of the CEO Long-Term Performance Award was estimated to be $20.19 per share, and we estimate that we will recognize total stock-based compensation expense of approximately $232.2 million over the derived service period of each of the seven separate tranches of the CEO Long-Term Performance Award that are eligible to vest based on the achievement of certain stock price goals. If the achievement of these stock price goals are met sooner than the derived service period, we will adjust our stock-based compensation expense to reflect the cumulative expense associated with the vested award. We will recognize stock-based compensation expense if service is provided by Mr. Baszucki over the requisite service period, regardless of whether the stock price goals are achieved.

Risks Related to Government Regulations

We are subject to laws and regulations worldwide, many of which are unsettled and still developing, which could increase our costs or adversely affect our business.

We are subject to a variety of laws in the U.S. and abroad that affect our business. As a global Platform with users in over 180 countries, we are subject to a myriad of regulations and laws regarding consumer protection, including the use of prepaid cards, subscriptions, advertising, electronic marketing, protection of minors, including verified parental consent, privacy, biometrics, cybersecurity, data protection and data localization requirements, AI, online services, online gaming, anti-competition, freedom of speech, labor, real estate, taxation, escheatment, intellectual property ownership and infringement, tax, export and national security, tariffs, anti-corruption and telecommunications, all of which are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us, which in some cases can be enforced by private parties in addition to government entities, are often uncertain and may be conflicting, particularly laws outside the U.S., and compliance with laws, regulations and similar requirements may be burdensome and expensive. Laws and regulations may be inconsistent from jurisdiction to jurisdiction, which may increase the cost of compliance and doing business and expose us to possible litigation, penalties or fines. Any such costs, which may rise in the future as a result of changes in these laws and regulations or in their interpretation, could make our Platform less attractive to our users, developers, or creators or cause us to change or limit our ability to sell our Platform. We have policies and procedures designed to ensure compliance with applicable laws and regulations, but we cannot assure you that we will not experience violations of such laws and regulations or our policies and procedures.

In addition, there are ongoing academic, political, and regulatory discussions in the U.S., Canada, Europe, United Kingdom, Australia, and other jurisdictions regarding whether certain mechanisms that may be included in the experiences on our Platform, such as features commonly referred to as "loot boxes," and certain genres of experiences, such as social casino, that may reward gambling, should be subject to a higher level or different type of regulation than other genres of experiences to protect consumers, in particular minors and persons susceptible to addiction, and, if so, what such regulation should include. In July 2022, Spanish gambling regulators introduced a bill aimed at prohibiting minors from accessing "loot boxes", which if passed, may require us to limit the availability of certain features in Spain. Australia may in the future require higher age-rating for content containing "loot boxes". If we are required to increase the age rating for certain content in Australia, we may become less attractive for the younger users. In addition, the introduction of experiences for users who are 17 and older may cause regulatory agencies to require a higher age rating for our Platform, which could cause us to become less attractive to younger users and harm our business, financial condition and results of operations. Other countries may adopt similar rules, which may have a negative impact on our revenue. In addition, it is possible that similar lawsuits could be filed against us in Brazil or possibly other jurisdictions. Also, new regulation by the U.S. federal government and its agencies, such as the FTC, state agencies or foreign jurisdictions, which may vary significantly, could require that certain content in the experiences on our Platform be modified or removed, increase the costs of operating or monitoring the experiences on our Platform, impact user engagement and thus the functionality and effectiveness of our Platform or otherwise harm our business performance. It is difficult to predict how existing or new laws may be applied. If we become liable, directly or indirectly, under these laws or regulations, we could be harmed, and we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources or to modify our Platform, which would harm our business, financial condition and results of operations. In addition, the increased attention focused upon liability issues as a result of lawsuits and legislative proposals could harm our reputation or otherwise impact the growth of our business. Any costs incurred as a result of this potential liability could harm our business, financial condition, or results of operations.

Governmental agencies in any of the countries in which we, our users, developers, or creators are located from time to time seek to and could seek to block access to, impose restrictions on, or require a license for our Platform, our website, operating system platforms, application stores or the internet generally for a number of reasons, including cybersecurity, privacy, data protection, confidentiality, or regulatory concerns which may include, among other things, governmental restrictions on certain content in a particular country, requirements to establish a local presence in a particular jurisdiction, and a requirement that user information be stored on servers in a country within which we operate. Moreover, the adoption of any laws or regulations adversely affecting the growth, popularity or use of the internet, including laws impacting Internet neutrality, could decrease the demand for our Platform and increase our operating costs. The legislative and regulatory landscape regarding the regulation of the internet and, in particular, internet neutrality, in the U.S and internationally is subject to uncertainty. Governmental agencies could issue fines or penalties if there are instances where we are found not to have been in compliance with regulations in any of these areas. Users generally need to access the internet, including in geographically diverse areas, and also mobile platforms such as the Apple App Store and the Google Play Store, to engage with experiences on our Platform. If governmental or other entities block, limit or otherwise restrict developers, creators, and users from accessing our Platform, or users from engaging with experiences on our Platform, we may need to take on more onerous obligations, limit the functionality of our Platform, and/or establish certain local entities, each of which could adversely affect our results of operations or subject us to additional fines and penalties.

Because we store, process, and use data, some of which contains personal information, we are subject to complex and evolving federal, state, and international laws and regulations regarding privacy, cybersecurity, data protection, and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in investigations, claims, changes to our business practices, increased cost of operations, and declines in user growth, retention, or engagement, any of which could significantly harm our business.

We are subject to a variety of laws and regulations in the U.S. and other countries that involve matters central to our business, including privacy, cybersecurity, and data protection. The regulatory frameworks for these matters worldwide are rapidly evolving and are likely to remain uncertain for the foreseeable future.

Certain privacy, biometrics, cybersecurity, and data protection laws and regulations have placed and will continue to place significant privacy, data protection, and cybersecurity obligations on organizations such as ours and may require us to continue to change our policies and procedures. For example, the European Union's ("EU") General Data Protection Regulation ("GDPR") imposed more stringent data protection requirements regarding EU personal data, and its provisions include increasing the maximum level of fines that EU regulators may impose for the most serious breaches of noncompliance of €20 million or 4% of annual global revenues of the previous year, whichever is greater. Such fines would be in addition to (i) the rights of individuals to sue for damages in respect of any data privacy breach which causes them to suffer harm, (ii) the right of individual member states to impose additional sanctions over and above the administrative fines specified in the GDPR, and (iii) the ability of supervisory authorities to impose orders requiring companies to modify their practices. If we are found not to be compliant with GDPR or similar requirements, including obligations to comply with data protection requirements when transferring personal data from the European Economic Area ("EEA"), Switzerland, and the United Kingdom ("U.K.") to the U.S., we may be subject to significant fines and the risk of civil litigation.

The United Kingdom maintains the Data Protection Act of 2018 and the UK GDPR, which collectively implement and complement the GDPR and provide for penalties for noncompliance of up to the greater of £17.5 million or four percent of worldwide revenues, uncertainty remains regarding the future of data protection in the United Kingdom. On June 28, 2021, the European Commission announced a decision of "adequacy" concluding that the United Kingdom ensures an equivalent level of data protection to the GDPR, which provides some relief regarding the legality of continued personal data flows from the EEA to the U.K. Such adequacy decision must, however, be renewed after four years and may be modified or revoked in the interim. We cannot fully predict how the Data Protection Act, the UK GDPR and other United Kingdom data protection laws or regulations may develop in the medium to longer term, nor the effects of divergent laws and guidance regarding how data transfers to and from the United Kingdom will be regulated.

In addition, various local, national, and foreign laws and regulations apply to our operations, including the Children's Online Privacy Protection Act ("COPPA"), in the U.S., Article 8 of the GDPR and similar regulations in other jurisdictions. COPPA imposes strict requirements on operators of websites or online services directed to children under 13 years of age (or 16 years of age under other regulatory regimes). 42% of our DAUs were under the age of 13 during the year ended December 31, 2023. COPPA requires companies to obtain verifiable parental consent before collecting personal information from children under the age of 13. Both the U.S. federal government and the states can enforce COPPA and violations of COPPA can lead to significant fines. No assurances can be given that our compliance efforts will be sufficient to avoid allegations of COPPA violations, and any non-compliance or allegations of non-compliance could expose us to significant liability, penalties and loss of revenue, significantly harm our reputation, and could be costly and time consuming to address or defend. To the extent we rely on consent for processing personal data under the GDPR, consent or authorization from the holder of parental responsibility is required in certain cases for the processing of personal data of children under the age of 16, and member states may enact laws that lower that age to 13. Additionally, in certain jurisdictions the law may allow minors to disaffirm their contracts, including our Terms of Use. If minors on our Platform are able to avoid enforcement of our Terms of Use under applicable law, it could have a material adverse impact on our business, financial condition, results of operations, and cash flow.

We are also monitoring updated guidance from the United Kingdom's Information Commissioner Office ("ICO") on the Age Appropriate Design Code ("AADC"), which focuses on online safety and protection of children's privacy online. The AADC became effective September 2, 2021, and noncompliance with the AADC may result in audits or other proceedings by the ICO, the regulatory body set up to uphold information rights in the United Kingdom, and other regulators in the EEA or Switzerland, as noncompliance with the AADC may indicate noncompliance with applicable data protection law. In addition, we are monitoring developments with the EU's, Digital Services Act ("DSA"), which became fully applicable on February 17, 2024. The DSA imposes new content moderation obligations, notice and transparency obligations, advertising restrictions and other requirements on digital platforms to protect consumers and their rights online. Noncompliance with the DSA could result in fines of up to 6% of annual global revenues, which are in addition to the ability of civil society organizations and non-governmental organizations to lodge class action lawsuits. We may incur liabilities, expenses, costs, and other operational losses under the GDPR and laws and regulations of applicable EU Member States and the United Kingdom relating to privacy, cybersecurity and data protection in connection with any measures we take to comply with them.

Other jurisdictions have adopted laws and regulations addressing privacy, data protection, and cybersecurity, many of which share similarities with the GDPR. For example, Law no. 13.709/2018 of Brazil, the Lei Geral de Proteção de Dados Pessoais or LGPD, entered into effect on September 18, 2020, authorizing a private right of action for violations. Penalties may include fines of up to 2% of the organization's revenue in Brazil in the previous year or 50M reais (approximately $9.5 million U.S. dollars). The LGPD applies to businesses (both inside and outside Brazil) that process the personal data of users who are located in Brazil. The LGPD provides users with the similar rights as the GDPR regarding their data. A Brazilian Data Protection Authority, Brazilian National Data Protection Authority (Autoridade Nacional de Proteção de Dados) has been established to provide rules and guidance on how to interpret and implement the LGPD's requirements, including regarding notice of processing, data transfer requirements, and other compliance obligations, such as security measures, recordkeeping, training, and governance. Additionally, the Personal Information Protection Law, or PIPL of the People's Republic of China ("PRC"), was adopted on August 20, 2021, and went into effect on November 1, 2021. The PIPL shares similarities with the GDPR, including extraterritorial application, data minimization, data localization, and purpose limitation requirements, and obligations to provide certain notices and rights to citizens of the PRC. The PIPL allows for fines of up to 50 million renminbi or 5% of a covered company's revenue in the prior year. Our approach with respect to the LGPD and PIPL may be subject to further evaluation and change, our compliance measures may not be fully adequate and may require modification, we may expend significant time and cost in developing and maintaining a privacy governance program, data transfer or localization mechanisms, or other processes or measures to comply with the LGPD, the PIPL, and any implementing regulations or guidance under these regimes, and we may potentially face claims, litigation, investigations, or other proceedings or liability regarding the LGPD or PIPL and may incur liabilities, expenses, costs, and other operational losses under the LGPD and PIPL and any measures we take to comply with them.

In addition, the CCPA, which established a new privacy framework for covered businesses such as ours, went into effect in January 2020, requiring us to modify our data processing practices and policies and incur compliance related costs and expenses. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches, which may increase the likelihood and cost of data breach litigation. Additionally, the California Privacy Rights Act ("CPRA"), was approved in November 2020, and significantly modified the CCPA. The CPRA went into effect on January 1, 2023 and, among other things, gives California residents the ability to limit the use of their sensitive information, provides for penalties for CPRA violations concerning California residents under the age of 16, and establishes a new agency to implement and enforce the law. Further, the CCPA has prompted similar legislative developments in other states in the U.S., including laws enacted in Virginia, Colorado, Utah, Connecticut, Florida, Iowa, Indiana, Montana, Tennessee, Oregon, Delaware, Texas, and New Jersey. These developments create the potential for a patchwork of overlapping but different state laws. Other states, including California, Utah and Arkansas, have passed legislation imposing substantial new obligations upon companies that offer online services, products, or features "likely to be accessed" by children 17 years of age or under, or certain types of social media and digital services, respectively. The California legislation includes certain requirements and principles from the AADC including, among other things, data protection impact assessments and the implementation of privacy by design. The laws in Utah and Arkansas impose new restrictions and obligations in connection with users who are, or are deemed to be, under 18, including access restrictions and restrictions on abilities for minors to create accounts. Many states have also passed their own laws that require verifiable parental consent before allowing children to create an account or impact companies that process children's personal data. Some countries also are considering or have passed legislation requiring local storage and processing of data, or similar requirements, which could increase the cost and complexity of operating our products and services and other aspects of our business. The potential effects of new and evolving legislation relating to privacy, cybersecurity, data protection, and related matters, such as age verification, are far-reaching, create the potential for a patchwork of overlapping but different laws, and may require us to modify practices and policies, incur substantial costs and expenses, or restrict our operations. Additionally, requirements for verified parental consent before allowing children to create an account may limit the use of our Platform or reduce or overall demand for our Platform, which could harm our business, financial condition, and results of operations.

We believe we take reasonable efforts to comply with all applicable laws, regulations, and other legal obligations and certain industry codes of conduct relating to privacy, cybersecurity, and data protection. However, it is possible that the obligations imposed on us by applicable laws and regulations, industry codes of conduct or other actual or asserted obligations relating to privacy, cybersecurity, data protection, or related matters, may be interpreted and applied in inconsistent manners and may conflict with other rules or our practices in certain jurisdictions. Additionally, due to the nature of our service, we are unable to maintain complete control over cybersecurity or the implementation of measures that reduce the risk of a security breach or incident. For example, our customers may accidentally disclose their passwords or store them on a mobile device that is "SIM swapped," lost, or stolen, creating the perception that our systems are not secure against third-party access. Any failure or perceived failure by us to comply with our privacy policies, our obligations to users or other third parties relating to privacy, cybersecurity or data protection, or our other policies or obligations relating to privacy, cybersecurity, data protection, or related matters, or any actual or perceived compromise of security, including any such compromise that results in the unauthorized loss, unavailability, modification, release, transfer, or other processing of personal information or other user, developer or creator data, may result in governmental investigations and enforcement actions, litigation, claims or public statements against us by consumer advocacy groups or others and could cause our developers, creators, and users to lose trust in us, any or all of which could have an adverse effect on our business, financial condition, or results of operations.

Legal and regulatory restrictions on virtual currencies like Robux may adversely affect our Platform, experiences, and virtual items on our Platform, which may negatively impact our revenue, bookings, business, and reputation.

The regulations that apply to virtual currencies in the jurisdictions in which we operate are subject to change. It is possible that regulators in the U.S. or elsewhere may take regulatory actions in the future that restrict our ability to license Robux, allow users to acquire or use other digital goods available on our platform, or that prohibit developers or creators on our Platform from earning Robux. We also make prepaid gift cards available for sale internationally that may be used to redeem Robux, and regulators may impose restrictions or bans on the sale of such prepaid gift cards. Any such restrictions or prohibitions may adversely affect our Platform, business, revenue, and bookings. In the United States, the SEC, its staff, and similar state regulators have deemed certain virtual currencies to be securities subject to regulation under the federal and state securities laws. While we do not consider Robux to be a security, if Robux were subject to the federal or state securities laws of the U.S., we may be required to redesign our Platform considerably, in a manner that would be disruptive to operations and costly to implement, which may threaten the viability of the Platform. We may also be subject to enforcement or other regulatory actions by federal or state regulators, as well as private litigation, which could be costly to resolve.

The increased use of interactive entertainment offerings like ours by consumers, including younger consumers, may prompt calls for more stringent consumer protection laws and regulations throughout the world that may impose additional burdens on companies such as ours making virtual currencies like Robux available for sale. Any such changes would require us to devote legal and other resources to address such regulation. For example, some existing laws regarding the regulation of currency, money transmitters and other financial institutions, and unclaimed property have been interpreted to cover virtual currencies, like Robux.

Although we have structured Robux, as well as our sales of other digital goods and prepaid cards on our Platform, with applicable laws and regulations in mind, including applicable laws relating to money laundering and money transmission services, and believe we are in compliance with all applicable laws, it is possible that a relevant regulator may disagree, which could expose us to penalties. If a relevant regulator disagreed with our analysis of and compliance with applicable laws, we may be required to seek licenses, authorizations, or approvals from those regulators, which may be dependent on us meeting certain capital and other requirements and may subject us to additional regulation and oversight, all of which could significantly increase our operating costs.

Changes in current laws or regulations or the imposition of new laws and regulations in the U.S. or elsewhere that prohibit us from making Robux available on our Platform would require us to make significant changes to our Platform, which would materially impair our business, financial condition, and operating results.

We are subject to various governmental export control, trade sanctions, and import laws and regulations that require our compliance and may subject us to liability if we violate these controls.

In some cases, our software and experiences are subject to export control laws and regulations, including the Export Administration Regulations administered by the U.S. Department of Commerce and trade and economic sanctions, including those administered by OFAC, which we collectively refer to as Trade Control Laws and Regulations. Thus, we are subject to laws and regulations that could limit our ability to offer access or full access to our Platform and experiences to certain persons and in certain countries or territories. For example, certain U.S. laws and regulations administered and enforced by OFAC, may limit our ability to give certain users, developers, and creators access to aspects of our Platform and experiences. Trade Control Laws and Regulations are complex and dynamic, and monitoring and ensuring compliance can be challenging. In addition, we rely on our payment processors for compliance with certain of these Trade Control Laws and Regulations, including preventing paid activity by users, developers, and creators that attempt to access our Platform from various jurisdictions comprehensively sanctioned by OFAC, including Cuba, Iran, North Korea, Syria, and sanctioned regions of Ukraine. Users, developers, and creators from certain of these countries and territories have access to our Platform and experiences and there can be no guarantee we will be found to have been in full compliance with Trade Control Laws and Regulations during all relevant periods. Any failure by us or our payment processors to comply with the Trade Control Laws and Regulations may lead to violations of the Trade Control Laws and Regulations that could expose us to liability. Additionally, following Russia's invasion of Ukraine, the United States and other countries imposed certain economic sanctions and severe export control restrictions against Russia and Belarus, could impose wider sanctions and additional export restrictions or take other actions that could impact our business should the conflict further escalate. Any failure to comply with applicable laws and regulations also could have negative consequences for us, including reputational harm, government investigations, and monetary penalties.

In addition, various foreign governments may also impose controls, export license requirements, and/or restrictions applicable to our Platform and experiences. Compliance with such applicable regulatory requirements may create delays in the introduction of our Platform in some international markets or prevent certain international users from accessing our Platform.

Changes in tax laws could have a material adverse effect on our business, cash flow, results of operations or financial conditions.

We are subject to tax laws, regulations, and policies of several taxing jurisdictions. Changes in tax laws, as well as other factors, could cause us to experience fluctuations in our tax liability and reporting obligations and effective tax rates and otherwise adversely affect our tax positions, cost of compliance, and/or our tax liabilities. Certain jurisdictions, such as Canada, the United Kingdom and France, have recently enacted or have proposed to enact a digital services tax on certain digital revenue streams. Other jurisdictions, such as Brazil, have proposed indirect tax reform which may impose value added tax on the sales of electronically supplied services. Such laws and other attempts to impose taxes on e-commerce activities would likely increase the cost to us of operating our business, discourage potential customers from subscribing to our Platform, or otherwise adversely affect our business, results of operations or financial conditions. In addition, the E.U.'s Directive 2011/16/EU on administrative cooperation in the field of taxation (referred to as "DAC7"), which implements new digital platform reporting rules, may require us to modify our data processing and reporting practices and policies, which may cause us to incur substantial costs and expenses to comply.

Finally, the Organization for Economic Cooperation and Development has proposed the Pillar One framework as part of the OECD/G20 Base Erosion and Profit Shifting (BEPS) Project, which would revise existing profit allocation and nexus rules to require profit allocation based on location of sales versus physical presence for certain large multinational businesses, but if implemented, could result in the removal of unilateral digital services tax initiatives described above. Any developments or changes in federal, state, or international tax laws or tax rulings could adversely affect our compliance costs, effective tax rate, and our operating results.

We are subject to the Foreign Corrupt Practices Act and similar anti-corruption and anti-bribery laws, and anti-money laundering laws, and non-compliance with such laws can subject us to criminal or civil liability and harm our business, financial condition and results of operations.

We are subject to the Foreign Corrupt Practices Act, U.S. domestic bribery laws, the UK Bribery Act and other anti-corruption and anti-bribery laws, and anti-money laundering laws in the countries in which we conduct activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies, their employees, agents, representatives, business partners, and third-party intermediaries from authorizing, offering or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector in order to influence official action, direct business to any person, gain any improper advantage, or obtain or retain business. These laws also require that we keep accurate books and records and maintain internal controls and compliance procedures designed to prevent any such actions.

With regard to our international business, we have engaged with business partners and third-party intermediaries to market our solutions and obtain necessary permits, licenses, and other regulatory approvals. We or our employees, agents, representatives, business partners or third-party intermediaries have had direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of our employees, agents, representatives, business partners or third-party intermediaries, even if we do not authorize such activities and notwithstanding having policies, training, and procedures to address compliance with these laws, we cannot assure you that no violations of our policies or these laws will occur.

Detecting, investigating, and resolving actual or alleged violations of anti-corruption and anti-bribery laws and anti-money laundering laws can require a significant diversion of time, resources, and attention from senior management, as well as significant defense costs and other professional fees. In addition, noncompliance with these laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, enforcement actions, fines, damages, other civil or criminal penalties or injunctions against us, our officers, or our employees, disgorgement of profits, suspension or debarment from contracting with the U.S. government or other persons, reputational harm, adverse media coverage, and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal proceeding, our reputation, business, financial condition, prospects and results of operations and the price of our Class A common stock could be harmed. Responding to any investigation or action will likely result in a materially significant diversion of management's attention and resources and significant defense costs and other professional fees.

We may incur liability as a result of content published using our Platform or as a result of claims related to content generated by our developers, creators, and users, including copyright infringement, and legislation regulating content on our Platform may require us to change our Platform or business practices.

Our success relies in part on the ability of developers and creators to drive engagement with content that is challenging, engaging, fun, interesting, and novel. Developers and creators are responsible for clearing the rights to all of the content they upload to our service, but some developers or creators may upload content that infringes the rights or violates the terms of use of third parties in violation of our Terms of Use. We rely upon legal protections in various jurisdictions to protect us from claims of monetary damages for content that is uploaded to and stored on our system at the direction of our users but those protections may change or disappear over time, increasing our exposure for claims of copyright or other intellectual property infringement. If we should lose or fail to qualify for statutory or other legal protections that immunize us from monetary damages for intellectual property infringement, the damages could be significant and have a material impact on our business. While we have implemented measures designed to limit our exposure to claims of intellectual property infringement, intellectual property owners may allege that we failed to take appropriate measures to prevent infringing activities on our systems, that we turned a blind eye to infringement, or that we facilitated, induced or contributed to infringement.

Even though we are not required to monitor uploaded content for copyright infringement in the U.S., we have chosen to do so through the services of a third-party audio monitoring service. We now monitor all uploaded sound recordings to exclude recordings owned or controlled by the major record labels and any other record labels who provide their music to the third-party audio monitoring service. These record labels register certain of their content with our service provider. When audio is uploaded to our Platform, we check the service provider's system to exclude recordings owned or controlled by these record labels from being published on our Platform. If our monitoring proves ineffective or we cease to rely upon a third-party monitoring service to exclude certain content from our platform, our risk of liability may increase.

In the past, certain record companies and music publishers, either directly or through their authorized representatives, claimed that we are subject to liability for allegedly infringing content that was uploaded and may continue to exist on our Platform. We vigorously disputed such claims of infringement by such labels and publishers and reached settlements. However, we could be subject to additional claims in the future. An adverse judgment against us in any such lawsuit could require us to settle any claims for an undetermined amount which could have a material impact on our business, financial condition, or results of operations.

The EU enacted copyright laws such as the Copyright Directive that came into effect on June 6, 2019 that may require us to use best efforts in accordance with the high industry standards of professional diligence to exclude infringing content from our Platform that may be uploaded by our users. In addition, the monitoring and reporting obligations of the DSA may apply also with respect to copyright infringements that would fall outside the scope of the Copyright Directive.

In April 2021, the European Commission proposed the Artificial Intelligence Act ("AI Act"), on which the European Council and Parliament reached political agreement in December 2023. The AI Act proposes a framework of prohibitions as well as disclosure, transparency and other regulatory obligations based on various levels of risk for businesses introducing AI systems in the EU. If enacted and applicable to us, the AI Act could require us to alter or restrict our use of AI both in features or products available to our users and in our systems that interact with our users, depending on respective levels of risk-categorization under the AI Act. The AI Act also could require us to comply with monitoring and reporting requirements. As a result, we may need to devote substantial time and resources to evaluate our obligations under the AI Act and to develop and execute a plan to ensure compliance.

We may also be required to enter into license agreements with various licensors, including record labels, music publishers, performing rights organizations, and collective management organizations, to obtain licenses that authorize the storage and use of content uploaded by our users. We may not be able to develop technological solutions to comply with these license agreements on economically reasonable terms and there is no guarantee that we will be able to enter into agreements with all relevant rights holders on terms that we deem reasonable. Compliance may therefore negatively impact our financial prospects.

Further, new content related regulations, including the DSA, which became fully applicable on February 17, 2024, may increase our compliance cost.

Risks Related to Intellectual Property

Claims by others that we infringe their proprietary technology or other rights, the activities of our users, or the content of the experiences on our Platform could subject us to liability and harm our business.

We have been and may in the future become subject to intellectual property disputes, and may become subject to liability, costs, and awards of damages and/or injunctive relief as a result of these disputes. Our success depends, in part, on our ability to develop and commercialize our Platform without infringing, misappropriating, or otherwise violating the intellectual property rights of third parties. However, there is no assurance that our technologies or Platform will not be found to infringe, misappropriate, or otherwise violate the intellectual property rights of third parties. We also have agreements with third parties to manufacture and distribute merchandise based on user content on our Platform, and there is a possibility that such content could be found to be infringing. Lawsuits are time-consuming and expensive to resolve and they divert management's time and attention. Further, because of the substantial amount of discovery required in connection with intellectual property litigation, we risk compromising our confidential information during this type of litigation. Companies in the internet, technology, and gaming industries own large numbers of patents, copyrights, trademarks, domain names, and trade secrets and frequently enter into litigation based on allegations of infringement, misappropriation, or other violations of intellectual property or other rights. As we face increasing competition and gain a higher profile, the possibility of intellectual property rights and other claims against us grows. Our technologies may not be able to withstand any third-party claims against their use. In addition, many companies have the capability to dedicate substantially greater resources to enforce their intellectual property rights and to defend claims that may be brought against them.

We have a number of issued patents. We have also filed a number of additional U.S. and foreign patent applications but these applications may not successfully result in issued patents. Any patent litigation against us may involve patent holding companies or other adverse patent owners that have no relevant product revenue, and therefore, our patents and patent applications may provide little or no deterrence as we would not be able to reach meaningful damages if we assert them against such entities or individuals. If a third party is able to obtain an injunction preventing us from accessing or exercising intellectual property rights, or if we cannot license or develop alternative technology for any infringing aspect of our business, we could be forced to limit or cease access to our Platform or cease business activities related to such intellectual property. In addition, we may need to settle litigation and disputes on terms that are unfavorable to us. We may be required to make substantial payments for legal fees, settlement fees, damages, royalties, license, or other fees in connection with a claimant securing a judgment against us. Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to cover all liability that may be imposed. We cannot predict the outcome of lawsuits and cannot ensure that the results of any such actions will not have an adverse effect on our business, financial condition, or results of operations. Any intellectual property claim asserted against us, or for which we are required to provide indemnification, may require us to cease selling or using or recall products that incorporate the intellectual property rights that we allegedly infringe, misappropriate, or violate; make substantial payments for legal fees, settlement payments, or other costs or damages; obtain a license, which may not be available on reasonable terms or at all, to sell or use the relevant technology; or redesign or rebrand the allegedly infringing products to avoid infringement, misappropriation, or violation, which could be costly, time-consuming, or impossible.

Furthermore, certain federal statutes in the U.S. may apply to us with respect to various activities of our users, including the Digital Millennium Copyright Act of 1998 ("DMCA") and Section 230 of the Communications Decency Act ("CDA"). For example, we filter communications to eliminate speech we determine to be offensive based on our objective of creating a civil and safe place for all users. Bills have recently been proposed in Congress calling for a range of changes to Section 230 of the CDA which include a complete repudiation of the statute to modifications of it in such a way as to remove certain social media companies from its protection. The U.S. Supreme Court has also heard two cases in its most recent term that may result in substantial changes to the scope of protection provided to interactive computer services such as Roblox. If Section 230 of the CDA were so repealed, amended, or modified by judicial determination we could potentially be subject to liability if we continue to censor speech, even if that speech were offensive to our users, or we could experience a decrease in user activity and revenues if we are unable to maintain a safe environment for our users if certain blocking and screening activities are prohibited by law. In addition, certain states have either passed or are debating laws that would create potential liability for moderating or removing certain user content. While we believe these laws are of dubious validity under the U.S. Constitution and in light of Section 230 of the CDA, they nevertheless present some risk to our content-moderation efforts going forward.

While we rely on a variety of statutory and common-law frameworks and defenses, including those provided by the DMCA, the CDA, the fair-use doctrine in the U.S. and the E-Commerce Directive in the EU, differences between statutes, limitations on immunity, requirements to maintain immunity, and moderation efforts in the many jurisdictions in which we operate may affect our ability to rely on these frameworks and defenses, or create uncertainty regarding liability for information or content uploaded by developers, creators, or users or otherwise contributed by third parties to our Platform. As an example, Article 17 of the Directive on Copyright in the Digital Single Market was passed in the EU, which affords copyright owners some enforcement rights that may conflict with U.S. safe harbor protections afforded to us under the DMCA. Member states in the EU are in the process of determining how Article 17 will be implemented in their particular country. In addition, the EU's DSA became fully applicable on February 17, 2024. The DSA imposes additional obligations as provided under the E-Commerce Directive and includes new content moderation obligations, notice and transparency obligations, advertising restrictions and other requirements on digital platforms to protect consumers and their rights online. In countries in Asia and Latin America, generally there are not similar statutes to the CDA or the DSA. The laws of countries in Asia and Latin America generally provide for direct liability if a platform is involved in creating such content or has actual knowledge of the content without taking action to take it down. Further, laws in some Asian countries also provide for primary or secondary liability, which can include criminal liability, if a platform failed to take sufficient steps to prevent such content from being uploaded. Although these and other similar legal provisions provide limited protections from liability for platforms like ours, if we are found not to be protected by the safe harbor provisions of the DMCA, CDA or other similar laws, or if we are deemed subject to laws in other countries that may not have the same protections or that may impose more onerous obligations on us, including Article 17, we may owe substantial damages and our brand, reputation, and financial results may be harmed.

Additionally, any content created by using generative AI tools may not be subject to copyright protection which may adversely affect our intellectual property rights in, or ability to commercialize or use, the content. In the United States, a number of civil lawsuits have been initiated related to the foregoing and other concerns, the outcome of any one of which may, amongst other things, require us to limit the ways in which we use AI in our business. While AI-related lawsuits to date have generally focused on the AI service providers themselves, our use of any output produced by generative AI tools may expose us to claims, increasing our risks of liability.

Even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business and operating results. Moreover, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our Class A common stock. We expect that the occurrence of infringement claims is likely to grow as the market for our Platform grows. Accordingly, our exposure to damages resulting from infringement claims could increase, and this could further exhaust our financial and management resources.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Some of our agreements with third parties include indemnification provisions under which we agree to indemnify these third parties for losses suffered or incurred as a result of claims of intellectual property infringement, or other liabilities relating to or arising from our software, services, Platform, or other contractual obligations. Large indemnity payments could harm our business, results of operations, and financial condition. Although we normally contractually limit our liability with respect to such indemnity obligations, those limitations may not be fully enforceable in all situations, and we may still incur substantial liability under those agreements. Any dispute with a third-party with respect to such obligations could have adverse effects on our relationship with such party and harm our business and results of operations.

Failure to protect or enforce our intellectual property rights or the costs involved in such enforcement would harm our business.

Our success depends to a significant degree on our ability to obtain, maintain, protect, and enforce our intellectual property rights, including our proprietary software technology, know-how, and our brand. We rely on a combination of trademarks, trade secret laws, patents, copyrights, service marks, contractual restrictions, and other intellectual property laws and confidentiality procedures to establish and protect our proprietary rights. However, the steps we take to obtain, maintain, protect, and enforce our intellectual property rights may be inadequate. We will not be able to protect our intellectual property rights if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property rights. If we fail to protect our intellectual property rights adequately, or fail to continuously innovate and advance our technology, our competitors could gain access to our proprietary technology and develop and commercialize substantially identical products, services, or technologies. In addition, defending our intellectual property rights might entail significant expense and may not ultimately be successful.

Further, any patents, trademarks, or other intellectual property rights that we have or may obtain may be challenged or circumvented by others or invalidated or held unenforceable through administrative processes, including re-examination, inter partes review, interference and derivation proceedings, and equivalent proceedings in foreign jurisdictions, such as opposition proceedings or litigation. In addition, despite our pending patent applications, there is no assurance that our patent applications will result in issued patents. Even if we continue to seek patent protection in the future, we may be unable to obtain or maintain patent protection for our technology. In addition, any patents issued from pending or future patent applications or licensed to us in the future may not provide us with competitive advantages, or it may be successfully challenged by third parties. Furthermore, legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights are uncertain. Despite our precautions, it may be possible for unauthorized third parties to copy our Platform and use information that we regard as proprietary to create products that compete with ours. Patent, trademark, copyright, and trade secret protection may not be available to us in every country in which our products are available. The value of our intellectual property could diminish if others assert rights in or ownership of our trademarks and other intellectual property rights, or trademarks that are similar to our trademarks. We may be unable to successfully resolve these types of conflicts to our satisfaction. In some cases, litigation or other actions may be necessary to protect or enforce our trademarks and other intellectual property rights. In addition, the laws of some foreign countries may not be as protective of intellectual property rights as those in the U.S., and mechanisms for enforcement of intellectual property rights may be inadequate. As we expand our global activities, our exposure to unauthorized copying and use of our Platform and proprietary information will likely increase.

We rely, in part, on trade secrets, proprietary know-how, and other confidential information to maintain our competitive position. While we enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with other third parties, including suppliers and other partners, we cannot guarantee that we have entered into such agreements with each party that has or may have had access to our proprietary information, know-how and trade secrets or that has or may have developed intellectual property in connection with their engagement with us. Moreover, there are no assurances that these agreements will be effective in controlling access to, distribution, use, misuse, misappropriation, reverse engineering, or disclosure of our proprietary information, know-how, and trade secrets. Further, these agreements may not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our Platform. These agreements may be breached, and we may not be able to detect any such breach and may not have adequate remedies for any such breach even if we know about it.

We use open source software as part of, and in connection with certain experiences on, our Platform, which may pose particular intellectual property and security risks to and could have a negative impact on our business.

We have in the past and may in the future continue to use open source software in our codebase and our Platform. Some open source software licenses require users who make available open source software as part of their proprietary software to publicly disclose all or part of the source code to such proprietary software or make available any derivative works of such software free of charge, under open source licensing terms. The terms of various open source licenses have not been interpreted by courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our use of the open source software. Enforcement activity for open source licenses can also be unpredictable. Were it determined that our use was not in compliance with a particular license, we may be required to release our proprietary source code, defend claims, pay damages for breach of contract or copyright infringement, grant licenses to our patents, re-engineer our games or products, discontinue distribution in the event re-engineering cannot be accomplished on a timely basis, or take other remedial action that may divert resources away from our game development efforts, any of which could negatively impact our business. Open source compliance problems can also result in damage to reputation and challenges in recruitment or retention of engineering personnel. Although we have certain policies and procedures in place to monitor our use of open-source software that are designed to avoid subjecting our Platform to open source licensing conditions, those policies and procedures may not be effective to detect or address all such conditions.

Additionally, although we devote significant resources to ensuring the security of our use of open source software on our Platform, we cannot ensure that these security measures will be sufficient to prevent or mitigate the damage caused by a cybersecurity incident or network disruption, and our open source software may be vulnerable to hacking, insider threats, employee error or manipulation, theft, system malfunctions, or other adverse events.

Risks Related to Ownership of our Class A Common Stock

The public trading price of our Class A common stock is volatile and could decline regardless of our operating performance.

To date, the public trading price of our Class A common stock has been volatile, similar to other newly public companies that have historically experienced highly volatile trading prices. The public trading price of our Class A common stock may fluctuate in response to various factors, including those listed in this Annual Report on Form 10-K, some of which are beyond our control. These fluctuations could cause you to lose all or part of your investment in our Class A common stock since you might be unable to sell your shares at or above the price you paid. Factors that could cause fluctuations in the public trading price of our Class A common stock include the following:

- the number of shares of our Class A common stock made available for trading;

- sales or expectations with respect to sales of shares of our Class A common stock by holders of our Class A common stock;

- price and volume fluctuations in the overall stock market from time to time;

- volatility in the trading prices and trading volumes of technology stocks;

- changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

- failure of securities analysts to maintain coverage of us, changes in financial estimates by securities analysts who follow us or our failure to meet these estimates or the expectations of investors;

- any plans we may have to provide or not provide disclosure about certain key metrics, financial guidance, or projections, which may increase the probability that our financial results are perceived as not in line with analysts' expectations;

- if we do provide disclosure about certain key metrics, financial guidance, or projections, any changes with respect to timing or our failure to meet those projections;

- announcements by us or our competitors of new services or platform features;

- the public's reaction to our press releases, other public announcements, and filings with the SEC;

- rumors and market speculation involving us or other companies in our industry;

- actual or anticipated changes in our results of operations or fluctuations in our results of operations;

- actual or anticipated developments in our business, our competitors' businesses, or the competitive landscape generally;

- litigation involving us, our industry or both, or investigations by regulators into our operations or those of our competitors;

- actual or perceived privacy or security breaches or other incidents;

- developments or disputes concerning our intellectual property or other proprietary rights;

- announced or completed acquisitions of businesses, services, or technologies by us or our competitors;

- new laws or regulations, public expectations regarding new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

- changes in accounting standards, policies, guidelines, interpretations, or principles;

- any significant change in our management or other key personnel;

- other events or factors, including those resulting from war, such as Russia's invasion of Ukraine and Hamas' attack against Israel, incidents of terrorism, pandemics, or wildfires, earthquakes or severe weather and power outages or responses to these events; and

- general economic conditions and slow or negative growth of our markets.

In addition, stock markets, and the market for technology companies in particular, have experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies, including technology companies, have fluctuated in a manner often unrelated to the operating performance of those companies. In the past, following periods of volatility in the overall market and the market price of a particular company's securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management's attention and resources. In addition, we may be subject to stockholder activism, which can lead to additional substantial costs, distract management, and impact the manner in which we operate our business in ways we cannot currently anticipate.

The dual class stock structure of our common stock has the effect of concentrating voting control in David Baszucki, our Founder, President, CEO, and Chair of our Board of Directors, which limits or precludes your ability to influence corporate matters, including the election of directors and the approval of any change of control transaction.

Our Class B common stock has 20 votes per share, and our Class A common stock has one vote per share. Our Founder, President, CEO, Chair of our Board of Directors, and largest stockholder, David Baszucki, and his affiliates, beneficially own 100% of our outstanding Class B common stock, together as a single class, representing a substantial percentage of the voting power of our capital stock, which voting power may increase over time as Mr. Baszucki exercises or vests in his equity awards. Mr. Baszucki and his affiliates could exert substantial influence over matters requiring approval by our stockholders. This concentration of ownership may limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may believe are in your best interest as one of our stockholders. We believe we are eligible for, but do not intend to take advantage of, the "controlled company" exemption to the corporate governance rules for NYSE-listed companies. We cannot predict whether our dual class structure will result in a lower or more volatile trading price of our Class A common stock, in adverse publicity, or other adverse consequences. For example, certain index providers, such as S&P Dow Jones, exclude companies with multiple classes of common stock from being added to certain stock indices, including the S&P 500. As a result, the dual class structure of our common stock may trigger actions or publications by stockholder advisory firms or institutional investors critical of our corporate governance practices or capital structure, or prevent the inclusion of our Class A common stock in certain indices and, as a result, large institutional investors, mutual funds, exchange-traded funds, and other investment vehicles that attempt to passively track those indices may not invest in our Class A common stock. Any exclusion from certain indices could result in a less active trading market for our Class A common stock. As a result, the trading price of our Class A common stock could be adversely affected. Delaware law and provisions in our amended and restated certificate of incorporation and amended and restated bylaws could make a merger, tender offer, or proxy contest difficult, thereby depressing the market price of our Class A common stock.

If securities or industry analysts or other third parties do not publish research or publish inaccurate or unfavorable research about us, our business, or our market, or if they change their recommendation regarding our Class A common stock adversely, the market price and trading volume of our Class A common stock could decline.

The market price and trading volume for our Class A common stock will depend in part on the research and reports that securities or industry analysts and other third parties publish about us, our business, our market or our competitors. The analysts' estimates are based upon their own opinions and are often different from our estimates or expectations or incorrect. If any of the analysts who cover us change their recommendation regarding our Class A common stock adversely, provide more favorable relative recommendations about our competitors or publish inaccurate or unfavorable research about our business, the price of our Class A common stock would likely decline. If few securities analysts commence coverage of us, or if one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets and demand for our securities could decrease, which could cause the price and trading volume of our Class A common stock to decline. In addition, third parties regularly publish data about us and other mobile, gaming, and social platform companies with respect to DAUs, revenue, bookings, top experience, or game charts, hours engaged and other information concerning social game application usage. These metrics are proprietary to the provider, and in many cases do not accurately reflect the actual levels of bookings, revenue, or usage of our experiences across all platforms. There is a possibility that third parties could change their methodologies for calculating these metrics in the future. To the extent that securities analysts or investors base their views of our business or prospects on such third-party data, the price of our Class A common stock may be volatile and may not reflect the performance of our business.

Delaware law and provisions in our amended and restated certificate of incorporation and amended and restated bylaws could make a merger, tender offer, or proxy contest difficult, thereby depressing the market price of our Class A common stock.

Our status as a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law may discourage, delay, or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, even if a change of control would be beneficial to our existing stockholders. In addition, our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that may make the acquisition of our company more difficult, including the following:

- any amendments to our amended and restated certificate of incorporation or our amended and restated bylaws will require the approval of at least 66 2/3% of our then-outstanding voting power;

- our Board of Directors is classified into three classes of directors with staggered three-year terms and stockholders will only be able to remove directors from office for cause;

- upon the conversion of our Class A common stock and Class B common stock into a single class of common stock, our stockholders will only be able to take action at a meeting of stockholders and will not be able to take action by written consent for any matter;

- our amended and restated certificate of incorporation does not provide for cumulative voting;

- vacancies on our Board of Directors will be able to be filled only by our Board of Directors and not by stockholders;

- a special meeting of our stockholders may only be called by the chairperson of our Board of Directors, our CEO, our President, or a majority of our Board of Directors;

- certain litigation against us can only be brought in Delaware;

- our amended and restated certificate of incorporation authorizes 100 million shares of undesignated preferred stock, the terms of which may be established and shares of which may be issued without further action by our stockholders; and

- advance notice procedures apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

These provisions, alone or together, could discourage, delay, or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors of their choosing and to cause us to take other corporate actions they desire, any of which, under certain circumstances, could limit the opportunity for our stockholders to receive a premium for their shares of our Class A common stock, and could also affect the price that some investors are willing to pay for our Class A common stock.

Our amended and restated bylaws provide that the Court of Chancery of the State of Delaware and the federal district courts of the United States will be the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our amended and restated bylaws provide that the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another State court in Delaware or the federal district court for the District of Delaware) is the exclusive forum for the following (except for any claim as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than such court or for which such court does not have subject matter jurisdiction):

- any derivative action or proceeding brought on behalf of us;

- any action asserting a claim of breach of a fiduciary duty;

- any action asserting a claim against us arising under the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws (as either may be amended from time to time); and

- any action asserting a claim against us that is governed by the internal affairs doctrine.

This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act, or any other claim for which the U.S. federal courts have exclusive jurisdiction.

Our amended and restated bylaws further provide that the federal district courts of the U.S. will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. These exclusive-forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees. Any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to these provisions. There is uncertainty as to whether a court would enforce such provisions, and the enforceability of similar choice of forum provisions in other companies' charter documents has been challenged in legal proceedings. We also note that stockholders cannot waive compliance (or consent to noncompliance) with the federal securities laws and the rules and regulations thereunder. It is possible that a court could find these types of provisions to be inapplicable or unenforceable, and if a court were to find either exclusive-forum provision in our amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could significantly harm our business.

We do not expect to pay dividends in the foreseeable future.

We have never declared nor paid cash dividends on our capital stock. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not anticipate declaring or paying any dividends to holders of our capital stock in the foreseeable future. Consequently, you may need to rely on sales of our Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on your investment.

Risks Related to our Indebtedness

We may not be able to generate sufficient cash to service our debt and other obligations, including our obligations under the 2030 Notes.

Our ability to make payments on our indebtedness, including the 2030 Notes, and our other obligations will depend on our financial and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business, and other factors beyond our control. We cannot assure you that we will maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness, including the 2030 Notes, and other obligations.

If we are unable to service our debt and other obligations from cash flows, we may need to refinance or restructure all or a portion of our debt obligations prior to maturity. Our ability to refinance or restructure our debt and other obligations will depend on various factors, including the condition of the capital markets and our financial condition at such time. Any refinancing or restructuring could be at higher interest rates, less favorable terms, or may require us to comply with more onerous covenants, which could further restrict our business operations. If our cash flows are insufficient to service our debt and other obligations, we may not be able to refinance or restructure any of these obligations on commercially reasonable terms or at all. Any refinancing or restructuring could have a material adverse effect on our business, results of operations, or financial condition.

If our cash flows are insufficient to fund our debt and other obligations and we are unable to refinance or restructure these obligations, we could face substantial liquidity problems and may be forced to reduce or delay investments and capital expenditures, or to sell material assets or operations to meet our debt and other obligations. We cannot assure you that we would be able to implement any of these alternative measures on satisfactory terms (if at all) or that the proceeds from such alternatives would be adequate to meet any debt or other obligations then due. If it becomes necessary to implement any of these alternative measures, our business, results of operations, or financial condition could be materially and adversely affected.

Our indebtedness could have adverse consequences to us.

Our indebtedness could have adverse consequences to us, including the following:

- making it more difficult for us to satisfy our obligations with respect to the 2030 Notes and our other indebtedness;

- requiring us to dedicate a substantial portion of our cash flow from operations to debt service payments on our and our subsidiaries' debt, which reduces the funds available for working capital, capital expenditures, acquisitions, and other general corporate purposes;

- requiring us to comply with restrictive covenants in the Indenture, which limit the manner in which we conduct our business;

- limiting our flexibility in planning for, or reacting to, changes in the industry in which we operate;

- placing us at a competitive disadvantage compared to any of our less leveraged competitors;

- increasing our vulnerability to both general and industry-specific adverse economic conditions; and

- limiting our ability to obtain additional debt or equity financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements and increasing our cost of borrowing.

General Risks

If we are unable to maintain effective disclosure and internal controls over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations may be impaired.

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended ("the Exchange Act"), the Sarbanes-Oxley Act, and the rules and regulations of the listing standards of the NYSE. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. Our disclosure controls and other procedures are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers.

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. In addition, changes in accounting principles or interpretations could also challenge our internal controls and require that we establish new business processes, systems, and controls to accommodate such changes. If these new systems, controls, or standards and the associated process changes do not operate as intended, it could adversely affect our financial reporting systems and processes, our ability to produce timely and accurate financial reports, or the effectiveness of internal control over financial reporting. Moreover, our business may be harmed if we experience problems with any new systems and controls that result in delays in their implementation or increased costs to correct any post-implementation issues that may arise. We have identified in the past, and may identify in the future, deficiencies in our controls, which could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. If we are not able to comply with the requirements of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls over financial reporting, we may not be able to produce timely and accurate financial statements. If that were to happen, our investors could lose confidence in our reported financial information, the trading price of our Class A common stock could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports.

Any legal proceedings or claims against us could be costly and time-consuming to defend and could harm our reputation regardless of the outcome.

We are and/or may in the future become subject to legal proceedings and claims that arise in the ordinary course of business, including intellectual property, privacy, biometrics, cybersecurity, data protection, product liability, consumer protection, employment, class action, whistleblower, contract, securities, tort, civil Racketeer Influenced and Corrupt Organizations Act ("RICO"), and other litigation claims, including claims related to our advertising practices and use of generative AI, and governmental and other regulatory investigations and proceedings. As a result of disclosure of information in filings required of a public company, our business and financial condition will become more visible, which may result in threatened or actual litigation, including by competitors. We have been and may continue to be subject to legal proceedings asserting claims arising from allegations that we disabled access to virtual items found to violate our Terms of Use, that we have facilitated gambling by minors, that we have misrepresented the safety of our Platform, that our Platform is addictive or otherwise unsafe, and suits related to our refund policies. In these and similar lawsuits brought on behalf of child users, the court may allow minors to disaffirm or avoid enforcement of our Terms of Use, depending on the circumstances. We have and may continue to be subject to legal proceedings asserting claims on behalf of shareholders related to allegations that discussions of our growth prospects have been misleading and unsustainable due to concerns related to safety and our implementation of parental controls on the Platform. Such matters can be time-consuming, divert management's attention and resources, cause us to incur significant expenses or liability, or require us to change our business practices. The expense of litigation and the timing of this expense from period to period are difficult to estimate, subject to change, and could adversely affect our financial condition and results of operations. Because of the potential risks, expenses, and uncertainties of litigation, we may, from time to time, settle disputes, even where we have meritorious claims or defenses, by agreeing to settlement agreements. Any of the foregoing could adversely affect our business, financial condition, and results of operations.

Catastrophic events may disrupt our business.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce, and the global economy, and thus could harm our business. We have our headquarters and a large employee presence in San Mateo, California, an area which in recent years has been increasingly susceptible to fires, severe weather events, and power outages, any of which could disrupt our operations, and which contains active earthquake zones. In the event of a major earthquake, hurricane, or catastrophic event such as fire, power loss, rolling blackouts or power loss, telecommunications failure, pandemic, geopolitical conflict such as the Russian invasion of Ukraine and Hamas' attack against Israel and the ensuing war, cyber-attack, war, other physical security threats or terrorist attack, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in our Platform development, lengthy interruptions in our Platform, breaches of security, and loss of critical data, all of which would harm our business, results of operations, and financial condition. Acts of terrorism and similar events would also cause disruptions to the internet or the economy as a whole. Global climate change could also result in natural disasters occurring more frequently or with more intense effects, which could cause business interruptions. The long-term effects of the COVID-19 pandemic and recovery from it on society and developer, creator, and user engagement remain uncertain, and a subsequent health crisis or pandemic, as well as the actions taken by various governmental, business and individuals in response, will impact our business, operations and financial results in ways that we may not be able to accurately predict. In addition, the insurance we maintain would likely not be adequate to cover our losses resulting from disasters or other business interruptions. Our disaster recovery plan may not be sufficient to address all aspects of any unanticipated consequence or incident, we may not be able to maintain business continuity at profitable levels or at all, and our insurance may not be sufficient to compensate us for the losses that could occur.

Our operations are subject to the effects of a rising rate of inflation and volatile global economic conditions.

The United States, Europe, and other key global markets have recently experienced historically high levels of inflation. If the inflation rate continues to increase, it will likely affect all of our expenses, including, but not limited to, employee compensation expenses and energy expenses and it may reduce consumer discretionary spending, which could affect the buying power of our users, developers, and creators and lead to a reduced demand for our Platform.

Geopolitical developments, such as the war in Ukraine, Hamas' attack against Israel and the ensuing war, and tensions with China, and the responses by central banking authorities to control inflation, can increase levels of political and economic unpredictability globally and increase the volatility of global financial markets. Adverse macroeconomic conditions, including lower consumer confidence, persistent unemployment, wage and income stagnation, slower growth or recession, changes to fiscal and monetary policy, inflation, higher interest rates, currency fluctuations, economic and trade sanctions, the availability and cost of credit, and the strength of the economies in which we and our users are located, have adversely affected and may continue to adversely affect our consolidated financial condition and results of operations.

Additionally, we maintain cash balances at third-party financial institutions in excess of the Federal Deposit Insurance Corporation (the "FDIC") insurance limit. If the financial conditions affecting the banking industry and financial markets cause additional banks and financial institutions to enter receivership or become insolvent, our ability to access our existing cash, cash equivalents and investments, or to draw on our existing lines of credit, may be threatened and could have a material adverse effect on our business and financial condition.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

We have established policies and processes for assessing, identifying, and managing material risk from cybersecurity threats, and have integrated these processes into our overall enterprise risk management systems and processes. We routinely assess material risks from cybersecurity threats, including taking reasonable steps to detect any potential unauthorized occurrence on or behaviors conducted through our information systems that may result in adverse effects on the confidentiality, integrity, or availability of our information systems or any information residing therein.

Risk Management and Strategy

We conduct periodic risk assessments to identify significant cybersecurity threats that may affect information systems that are vulnerable to such cybersecurity threats and regularly review these risk assessments for changes in our business practices and the external cybersecurity landscape as well as the impacts of our security processes. These risk assessments include identification of reasonably foreseeable internal and external risks and evaluation of the likelihood and potential damage that could result from the realization of such risks.

Following our risk assessments, we evaluate when and how to design, implement, and maintain reasonable safeguards to minimize the identified risks and address any identified gaps in existing safeguards, and proceed with such design, implementation, and maintenance as deemed appropriate. We devote significant resources and designate high-level personnel, including our Chief Information Security Officer ("CISO") who reports to our Chief Technology Officer, to manage the risk assessment and mitigation process. Our CISO has served in various roles in information technology and information security for over 15 years, including leading information security initiatives and incident response at two other large public companies and serving as the Chief Security Officer for the Arkansas Department of Human Services and working for the United States Department of Defense. He has an MS in Information Assurance from the University of Advanced Technology in Arizona and a BS in Computer Science from the University of Arkansas at Little Rock.

We also engage third-party service providers in connection with our risk assessment process and certain risk management processes. Our collaboration with these third-party service providers includes threat assessments and consultation on security enhancements.

We perform risk-tiered information security risk reviews for certain third-party service providers who have access to sensitive Company, user or employee information, reviewing areas such as data protection, endpoint management and protection, phishing, business continuity, and incident response management.

We also share and receive threat intelligence with federal, state, and local government agencies, peers and other organizations, information sharing and analysis centers, and cybersecurity associations.

Governance

Our Board of Directors has the ultimate responsibility for the oversight of our risk management framework, which is designed to identify, assess, and manage risks to which our Company is exposed, as well as to foster a corporate culture of integrity. Management is responsible for the day-to-day oversight and management of strategic, operational, legal and compliance, cybersecurity, and financial risks.

The Audit and Compliance Committee (the "ACC") is central to the Board of Directors' oversight of cybersecurity risks and has been delegated the primary responsibility for this domain. The ACC is composed of independent board members with diverse expertise including, risk management, technology, and finance, equipping them to oversee cybersecurity risks effectively. The ACC has also engaged a cybersecurity advisor to assist them in cybersecurity matters. In overseeing the Company's cybersecurity risks and mitigation strategies, at least quarterly the CISO, members of management, and the ACC's cybersecurity advisor, review and discuss with the ACC guidelines, practices and policies to identify, monitor, and address enterprise risks, including cybersecurity risks. The ACC then oversees and monitors management's plans to address such risks.

Our CISO, and management committee on cybersecurity consisting of our Chief Technology Officer, General Counsel, Chief Financial Officer, and CISO, are primarily responsible for assessing and managing our material risks from cybersecurity threats and overseeing our cybersecurity policies and processes, including those described in "Risk Management and Strategy" above. The processes by which our CISO, and our management committee on cybersecurity, are informed about and monitor the prevention, detection, mitigation, and remediation of cybersecurity incidents includes both manual reviews and automated reviews of our systems and data, a bug bounty program, self-reporting, participation in information sharing forums on cybersecurity, proactive education of our service providers and product and application security reviews.

In the event of a cybersecurity incident, the CISO is equipped with a well-defined incident response plan to guide response actions. This incident response plan includes immediate actions to mitigate the impact of the incident, long-term strategies for remediation and prevention of future incidents, and provides for internal notification of the incident functional areas (e.g. legal) as well as senior leadership and the ACC of the Board of Directors, as appropriate.

Our CISO provides briefings to the ACC at least quarterly regarding, among other topics, recent notable cybersecurity incidents, even if immaterial, and the Company's response, cybersecurity systems testing results, the cybersecurity landscape and emerging risks and threats, compliance with regulatory requirements and industry standards.

Notwithstanding the extensive approach we take to cybersecurity, including managing associated risks, we may not be successful in managing risks from cybersecurity threats, including identifying, preventing, or mitigating a cybersecurity incident that could have a material adverse effect on us. While we maintain cybersecurity insurance, the costs related to cybersecurity threats or disruptions may not be fully insured.

For additional information regarding whether any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect our company, including our business strategy, results of operations, or financial condition, please refer to Item 1A, "Risk Factors," in this annual report on Form 10-K, including the risk factors entitled "Risks Related to Our Business: If the security of our Platform is compromised, it could compromise our and our developers', creators', and users' private information, disrupt our internal operations, and harm public perception of our Platform, which could cause our business and reputation to suffer."

Item 2. Properties

As of December 31, 2023, our corporate headquarters consisted of approximately 348,360 square feet of office space in San Mateo, California, with lease terms expiring between 2027 and 2031. In addition, we possess approximately 619,409 square feet of separate office space in San Mateo, California, with lease terms expiring between 2029 and 2035.

We lease additional office space internationally in Canada, the United Kingdom, and China. We also operate several data centers in the U.S. in Florida, Georgia, Illinois, New Jersey, Texas, Virginia, California, and Washington and around the world including in France, Germany, Hong Kong, Japan, Poland, Singapore, the Netherlands, India, Australia, and the United Kingdom pursuant to various lease agreements.

We believe our existing facilities including the planned expansion under newly signed leases are adequate to meet our current requirements and for our operations in the foreseeable future.

Item 3. Legal Proceedings

The information set forth under the heading "Legal Proceedings" in Note 9, Commitments and Contingencies, in Part II, Item 8 of this Annual Report on Form 10-K is incorporated herein by reference.

Item 4. Mine Safety Disclosures

None.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our Class A common stock, par value $0.0001 per share, is listed on the New York Stock Exchange ("NYSE"), under the symbol "RBLX" and began trading on March 10, 2021. Prior to that date, there was no public trading market for our Class A common stock.

Our Class B common stock is not listed nor traded on any stock exchange, but is convertible into shares of our Class A common stock on a one-for-one basis.

Holders of Record

As of February 1, 2024, there were 1,687 stockholders of record of our Class A common stock. The actual number of holders of our Class A common stock is greater than the number of record holders and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers or other nominees. The number of holders of record presented here also does not include stockholders whose shares may be held in trust by other entities.

As of February 1, 2024, there were 3 holders of record of our Class B common stock. All shares of our Class B common stock are beneficially owned by David Baszucki.

Dividend Policy

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our Board of Directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors that our Board of Directors may deem relevant.

Stock Performance Graph

The performance graph below shall not be deemed "soliciting material" or to be "filed" with the SEC, for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any of our filings under the Securities Act.

The performance graph below shows the cumulative total return to our stockholders between March 10, 2021 (the date that our Class A common stock commenced trading on the NYSE) through December 31, 2023, in comparison to the S&P 500 Index and the S&P 500 Information Technology Index. The graph assumes (i) that $100 was invested in our Class A common stock at its closing price on March 10, 2021 and in each of the S&P 500 Index and the S&P 500 Information Technology Index at their respective closing prices on February 28, 2021, and (ii) reinvestment of gross dividends. The stock price performance shown in the graph represents past performance and should not be considered an indication of future stock price performance.

**Comparison of Cumulative Total Return for
Roblox Corp, S&P 500, and S&P 500 Information Technology***



*$100 invested on March 10, 2023 in Roblox Class A common stock or February 28, 2021 in index, including reinvestment of dividends. Fiscal year ending December 31.

Unregistered Sales of Equity Securities

Other than any sales that were already disclosed under a Current Report on Form 8-K or Quarterly Report on Form 10-Q during the year ended December 31, 2023, there have been no other sales of unregistered securities by the Company.

Issuer Purchases of Equity Securities

None.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition, results of operations, and cash flows should be read in conjunction with the consolidated financial statements, and the related notes appearing under "Consolidated Financial Statements and Supplementary Data" in Item 8 of this filing. This discussion and analysis and other parts of this Annual Report on Form 10-K contain forward-looking statements, such as those relating to our plans, objectives, expectations, intentions, and beliefs, that involve risks, uncertainties and assumptions. Our actual results could differ materially from these forward-looking statements as a result of many factors, including those discussed in the section titled "Risk Factors," "Special Note Regarding Forward-Looking Statements", and "Special Note Regarding Operating Metrics" included elsewhere in this Annual Report on Form 10-K. Our historical results are not necessarily indicative of the results that may be expected for any periods in the future. Unless the context otherwise requires, all references in this report to "Roblox," the "Company", "we," "our," "us," or similar terms refer to Roblox Corporation and its subsidiaries.

This section of our Annual Report on Form 10-K discusses our financial condition as of and results of operations for the fiscal years ended December 31, 2023 and 2022, as well as year-to-year comparisons between fiscal years 2023 and 2022. A discussion of our financial condition as of and results of operations for the fiscal year ended 2021 and year-to-year comparisons between fiscal years 2022 and 2021 that is not included in this Annual Report on Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2022.

Amounts reported in millions are rounded based on the amounts in thousands. As a result, the sum of the components reported in millions may not equal the total amount reported in millions due to rounding. In addition, percentages presented are calculated from the underlying numbers in thousands and may not add to their respective totals due to rounding.

Overview

People from around the world come to Roblox every day to connect with friends. Together they create, play, work, learn, and connect with each other in experiences built by our global community of creators. Our Platform is powered by user-generated content and draws inspiration from gaming, entertainment, social media, and even toys.

Our free to use immersive platform for connection and communication consists of the Roblox Client, the Roblox Studio, and the Roblox Cloud (collectively, the "Roblox Platform" or the "Platform"). Roblox Client is the free application that allows users to explore 3D immersive experiences. Roblox Studio is the free toolset that allows developers and creators to build, publish, and operate 3D immersive experiences and other content accessed with the Roblox Client. Roblox Cloud includes the services and infrastructure that power our Platform.

Our mission is to connect a billion users with optimism and civility. We are constantly improving the ways in which our Platform supports shared experiences, ranging from how these experiences are built by an engaged community of developers and creators to how they are enjoyed and safely accessed by users across the globe.

Consistent with our free to play business model, a small portion of our users have historically been payers. For example, in the year ended December 31, 2023, of our 68.4 million DAUs, only approximately 852,000 represented our average daily unique paying users. Similarly, in the year ended December 31, 2023, our average daily bookings per DAU was $0.14, whereas our average daily bookings per daily unique paying user was $11.32. We believe that maintaining and growing our overall number of users, including the number of users who may not purchase and spend Robux, is important to the success of our business. As a result, we believe that the number of users who choose to purchase and spend Robux will continue to constitute a small portion of our overall users.

Our primary areas of investment have been, and we expect will continue to be, our developer and creator community, and the people, technology, and infrastructure required to keep improving the Roblox Platform. These areas of focus are how we drive the business and are reflected in our operating cost structure, which primarily consists of four major areas: payment processing and other fees, compensation and benefits, developer earnings, and direct infrastructure.

Key Metrics

We believe our performance is dependent upon many factors, including the key metrics described below that we track and review to measure our performance, identify trends, formulate financial projections, and make strategic decisions.

Operating Metrics

We manage our business by tracking several operating metrics, including those outlined below. As a management team, we believe each of these operating metrics provides useful information to investors and others. For complete definitions and limitations of these metrics, refer to the section titled "Special Note Regarding Operating Metrics" of this Annual Report on Form 10-K.

Average Daily Active Users ("DAU")

We define a DAU as a user who has logged in and visited Roblox through our website or application on a unique registered account on a given calendar day. If a registered, logged in user visits Roblox more than once within a 24-hour period that spans two calendar days, that user is counted as a DAU only for the first calendar day. We track DAUs as an indicator of the size of the audience engaged on our Platform. We believe that the growth in DAUs reflects the increasing value of our Platform.



Hours engaged

We define hours engaged as the time spent by our users on the Platform, which includes time spent in experiences and also within features such as chat and avatar personalization. We believe that the growth in hours engaged reflects the increasing value of our Platform.



Bookings

Bookings is a non-GAAP financial measure and represents the sales activity in a given period without giving effect to certain non-cash adjustments. Bookings is presented for supplemental informational purposes only and should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. Refer to the section "Non-GAAP Financial Measures" below for further discussion on this measure, including its limitations.

Below we also include revenue calculated in accordance with GAAP, the most directly comparable financial measure to bookings.



Bookings by Region



Average Bookings per DAU ("ABPDAU")

We define ABPDAU as bookings in a given period divided by the DAUs for the same period. We use ABPDAU as a way to understand our monetization across our users through the sale of virtual currency and subscriptions.

Refer to the section titled "Non-GAAP Financial Measures" for the definition of and discussion on bookings, including its limitations as a non-GAAP financial measure.











Average New and Returning Monthly Unique Payers and Monthly Repurchase Rate

We define new monthly unique payers as user accounts that made their first purchase on the platform, or via redemption of prepaid cards, during a given month. Average new monthly unique payers for a specified period is the average of the new monthly unique payers for each month during that period.

We define returning monthly unique payers as user accounts that have made a purchase on the platform, or via redemption of prepaid cards, in the current month and in any prior month. Average returning monthly unique payers for a specified period is the average of the returning monthly unique payers for each month during that period.

We define monthly repurchase rate as the returning monthly unique payers in the current month, divided by the sum of the prior month's new monthly unique payers and returning monthly unique payers. Average monthly repurchase rate for a specified period is the average of the monthly repurchase rates for each month during that period.

We use these measures to understand our monetization across our payers through the sale of virtual currency and subscriptions.



Average New & Returning Monthly Unique Payers and Monthly Repurchase Rate

Average Bookings per Monthly Unique Payer

We define average bookings per monthly unique payer as bookings in the specified period divided by the average monthly unique payers for the same specified period. We use this measure to understand our monetization across our payers through the sale of virtual currency and subscriptions. Refer to the section titled "Non-GAAP Financial Measures" for the definition of and discussion on bookings, including its limitations as a non-GAAP financial measure.



Average Bookings per Monthly Unique Payer

Non-GAAP Financial Measures

In addition to our results determined in accordance with GAAP, we believe the following non-GAAP financial measures are useful in evaluating our performance. We use this non-GAAP financial information to evaluate our ongoing operations, for internal planning and forecasting purposes, and to evaluate our operating performance. We believe that this non-GAAP financial information may be helpful to investors because it provides consistency and comparability with past financial performance. However, non-GAAP financial measures have limitations in their usefulness to investors because they have no standardized meaning prescribed by GAAP and are not prepared under any comprehensive set of accounting rules or principles. In addition, other companies, including companies in our industry, may calculate similarly titled non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial information as a tool for comparison. As a result, our non-GAAP financial information is presented for supplemental informational purposes only and should not be considered in isolation from, or as a substitute for financial information presented in accordance with GAAP.

Bookings

Bookings represent the sales activity in a given period without giving effect to certain non-cash adjustments, as detailed below. Substantially all of our bookings are generated from sales of virtual currency, which can ultimately be converted to virtual items on the Roblox Platform. Sales of virtual currency reflected as bookings include one-time purchases or monthly subscriptions purchased via payment processors or through prepaid cards. Bookings are initially recorded in deferred revenue and recognized as revenues over the estimated period of time the virtual items purchased with the virtual currency are available on the Roblox Platform (estimated to be the average lifetime of a paying user) or as the virtual items purchased with the virtual currency are consumed. Bookings also include an insignificant amount from advertising and licensing arrangements.

We believe bookings provide a timelier indication of trends in our operating results that are not necessarily reflected in our revenue as a result of the fact that we recognize the majority of revenue over the estimated average lifetime of a paying user. The change in deferred revenue constitutes the vast majority of the reconciling difference from revenue to bookings. By removing these non-cash adjustments, we are able to measure and monitor our business performance based on the timing of actual transactions with our users and the cash that is generated from these transactions. Over the long-term, the factors impacting our revenue and bookings trends are the same. However, in the short-term, there are factors that may cause revenue and bookings trends to differ.

The following table presents a reconciliation of revenue, the most directly comparable financial measure calculated in accordance with GAAP, to bookings, for each of the periods presented (in thousands):

	Year Ended December 31,	
	2023	2022
Reconciliation of revenue to bookings:		
Revenue	$ 2,799,274	$ 2,225,052
Add (deduct):		
Change in deferred revenue	742,308	662,378
Other	(20,802)	(15,172)
Bookings	$ 3,520,780	$ 2,872,258

Free cash flow

We define free cash flow as net cash provided by operating activities less purchases of property, equipment, and intangible assets acquired through asset acquisitions. We believe that free cash flow is a useful indicator of our unit economics and liquidity that provides information to management and investors about the amount of cash generated from our core operations that, after the purchases of property, equipment, and intangible assets, can be used for strategic initiatives.

The following table presents a reconciliation of net cash provided by operating activities, the most directly comparable financial measure calculated in accordance with GAAP, to free cash flow, for each of the periods presented (in thousands):

	Year Ended December 31,	
	2023	2022
Reconciliation of net cash provided by operating activities to free cash flow:		
Net cash provided by operating activities	$ 458,180	$ 369,296
Deduct:		
Acquisition of property and equipment	(320,667)	(426,163)
Purchases of intangible assets	(13,500)	(1,500)
Free cash flow	$ 124,013	$ (58,367)

Acquisition of property and equipment primarily includes servers, infrastructure equipment, tenant improvements, and capitalized software licenses.

Change in Accounting Estimate

Quarterly, we complete an assessment of our estimated paying user life, which is used for revenue recognition of durable virtual items and calculated based on historical monthly retention data for each paying user cohort to project future participation on the Roblox Platform.

In the first quarter of 2022, we updated our estimated paying user life from 23 months to 25 months, which was subsequently updated again to 28 months in the third quarter of 2022. Based on the carrying amount of deferred revenue and deferred cost of revenue as of December 31, 2021, these changes in estimates resulted in a decrease in revenue of $344.9 million and a decrease in cost of revenue of $79.3 million during the year ended December 31, 2022.

The estimated paying user life was 28 months throughout the year ended December 31, 2023.

Refer to the heading "Critical Accounting Policies and Estimates — Revenue Recognition" below for a complete discussion on the Company's revenue recognition policies.

Components of Results of Operations

Revenue

We generate substantially all of our revenue through the sale of virtual content or access to virtual content to users, enabling them to enhance their social experience on the Roblox Platform. We recognize revenue over the estimated period of time the virtual items are available to the user on the Roblox Platform (estimated average lifetime of a paying user) or at the time the virtual item is consumed. The estimated average lifetime of a paying user is calculated based on the monthly retention data for each paying user cohort. We then calculate the average retention period by determining the weighted-average period paying users have spent on the Platform and are projected to participate in the Roblox environment.

Other revenue streams include an insignificant amount of revenue from advertising and licensing arrangements. We plan to invest in and expand our advertising business for the foreseeable future.

All of our revenue is recorded net of taxes assessed by a government authority that are both imposed on and concurrent with specific revenue transactions between us and our users, and estimated chargebacks and refunds.

Costs and Expenses

We allocate shared costs, such as certain facilities (including rent and depreciation on equipment and leasehold improvements shared by all departments) and software costs, to all departments based on headcount. As such, allocated shared costs are reflected in each expense category, with the exception of cost of revenue and developer exchange fees expense.

Personnel costs generally include employee expenses (salaries, benefits, and stock-based compensation expense) and contractor expenses, and are reflected in each expense category, with the exception of cost of revenue and developer exchange fees. In the years ended December 31, 2023 and 2022, personnel costs were $1,654.9 million and $1,180.5 million, respectively.

Cost of revenue

Cost of revenue primarily consists of third-party payment processing fees charged by the various distribution channels in connection with sales of our virtual currency. We initially defer payment processing fees and recognize them as expense over the same period as the respective revenue. Cost of revenue also includes costs associated with the printing of prepaid cards.

Cost of revenue as a percentage of revenue is affected by shifts in user purchasing preferences and trends. While in recent years, we saw a shift of our sales toward prepaid card distribution channels and credit card sales directly through our website, which are subject to lower processing fees compared to other distribution channels, such as the Apple App Store, Google Play Store, and consoles such as Xbox and PlayStation, we have seen this trend moderate over the last several quarters. We expect to see the overall distribution channel mix shift to higher processing fees continue in future periods with some seasonal variations.

We intend to use nearly all of any efficiencies earned in this area over time to increase earnings for our developers and creators.

Developer exchange fees

Developer exchange fees expense represent the amount earned by developers and creators on the Roblox Platform that are qualified and registered in the Developer Exchange Program. Developers and creators are able to exchange their earned Robux for real-world currency under certain conditions outlined in our Developer Exchange Program. Developers and creators can earn Robux primarily through the sale of access to their experiences and enhancements in their experiences, the incorporation of immersive ads, the sale of content and tools between developers through the Creator Store (formerly the Creator Marketplace), and the sale of items to users through the Marketplace. Developers can also earn Robux through our engagement-based reward program that rewards developers based on the number of hours spent in their experiences by Roblox Premium subscribers (the "Engagement-Based Payouts" program).

In order to be qualified for our Developer Exchange Program and eligible to exchange earned Robux for real-world currency, developers and creators must meet certain conditions, such as having earned the minimum amount of Robux required to qualify for the program, a verified developer account, and an account in good standing. On January 31, 2022, we reduced the minimum amount of earned Robux required to qualify for the program from 100,000 Robux to 50,000 Robux and subsequently on January 31, 2023, we further reduced the minimum requirement from 50,000 Robux to 30,000 Robux. We believe these reductions in the minimum amounts required incentivize our developer and creator community, and promote the long term growth and the health of such community. As of December 31, 2023, over 16,500 developers and creators qualified for and were registered in our Developer Exchange Program.

Over the next few years, a major goal is to increase our developer and creator earnings by creating new earnings methods and enhancing existing ones, as well as through efficiencies realized in other areas of our business, while maintaining reasonable margins.

Infrastructure and trust & safety

Infrastructure and trust & safety expenses consist primarily of expenses related to the operation of our data centers and technical infrastructure. These costs include third-party service providers costs, such as cloud computing or other hosting and data storage, facilities-related expenses for our co-located data centers and edge data centers that we lease and operate, and network and bandwidth costs, as well as depreciation and associated support and maintenance costs of our servers and infrastructure equipment. In the years ended December 31, 2023 and 2022, depreciation and amortization expense related to infrastructure and trust & safety was $179.9 million and $108.0 million, respectively. Infrastructure and trust & safety expenses also include personnel costs and moderation and customer support related costs, as well as allocated overhead expenses, to support our infrastructure and trust & safety initiatives.

We plan to continue increasing the capacity, capability, and reliability of our infrastructure to support more sophisticated content, more users, and increased engagement. We expect to moderate our investment in infrastructure in fiscal year 2024, but generally expect to increase the dollar amount of our investment in infrastructure for the foreseeable future thereafter as we continue to build out our global infrastructure. We intend to achieve scalability by building and maintaining our own technical infrastructure, while generally generating operating leverage over the long-term.

Research and development

Research and development expenses consist primarily of personnel costs and allocated overhead expenses for our engineering, design, product management, data science, and other employees engaged in maintaining and enhancing the functionality of the Platform. Research and development expenses also include costs associated with our Game Fund program, which funds certain developers up front to develop new experience types for the Platform. We plan to increase research and development expenses for the foreseeable future primarily driven by increased headcount to develop new features, functionality, and innovation of our product. However, we plan to slow our headcount growth rate and expect to generate operating leverage beginning in fiscal year 2024 and generally through the end of fiscal year 2025.

General and administrative

General and administrative expenses consist primarily of personnel costs and allocated overhead for our finance and accounting, legal, human resources, talent acquisition, and other administrative teams. General and administrative expenses also include professional services fees such as outside legal, accounting, audit, and outsourcing services, and other corporate expenses, as well as certain accruals and settlements associated with legal proceedings. We expect to moderate our headcount growth in fiscal year 2024, but generally expect to increase general and administrative expenses for the foreseeable future thereafter to support the growth of the business.

Sales and marketing

Sales and marketing expenses consist primarily of personnel costs and allocated overhead for our marketing, business development, brand partnerships, and developer relations functions, as well as user acquisition expenses. Other expenses include those associated with market research, branding, public relations, and developer relations programs, including our annual Roblox Developer Conference. We plan to increase our sales and marketing expenses for the foreseeable future, primarily to support the growth of our business.

Interest income

Interest income consists primarily of interest earned and net accretion/(amortization) of our short-term investments, long-term investments, and cash equivalents.

Interest expense

Interest expense consists primarily of contractual interest and amortization of debt issuance costs on our 3.875% Senior Notes due 2030 (the "2030 Notes").

Other income/(expense), net

Other income/(expense), net primarily includes foreign currency exchange gains/(losses) and realized gains/(losses) on our short-term and long-term investments, as well as certain insurance recoveries (if any).

Provision for/(benefit from) income taxes

Provision for/(benefit from) income taxes consists primarily of state, U.S. federal and foreign income taxes. We maintain a full valuation allowance on our federal, state, and foreign deferred tax assets as we have concluded that it is not likely that the deferred assets will be utilized.

Results of Operations

The following tables set forth our results of operations for the periods presented in dollars and as a percentage of our revenue for each period presented (in thousands, except percentages):

| | Year Ended December 31, | | | |
	2023		2022	
Revenue	$ 2,799,274	100 %	$ 2,225,052	100 %
Cost and expenses:				
Cost of revenue [1]	649,115	23 %	547,658	25 %
Developer exchange fees	740,752	27 %	623,855	28 %
Infrastructure and trust & safety [2]	878,361	31 %	689,081	31 %
Research and development [2]	1,253,598	45 %	873,477	39 %
General and administrative [2]	390,055	14 %	297,317	13 %
Sales and marketing [2]	146,460	5 %	117,448	5 %
Total cost and expenses	4,058,341	145 %	3,148,836	142 %
Loss from operations	(1,259,067)	(45)%	(923,784)	(42)%
Interest income	141,818	5 %	38,842	2 %
Interest expense	(40,707)	(1)%	(39,903)	(2)%
Other income/(expense), net	(527)	— %	(5,744)	— %
Loss before income taxes	(1,158,483)	(41)%	(930,589)	(42)%
Provision for/(benefit from) income taxes	454	— %	3,552	— %
Consolidated net loss	(1,158,937)	(41)%	(934,141)	(42)%
Net loss attributable to noncontrolling interests [3]	(6,991)	— %	(9,775)	— %
Net loss attributable to common stockholders	$ (1,151,946)	(41)%	$ (924,366)	(42)%
Net loss per share attributable to common stockholders, basic and diluted	$ (1.87)		$ (1.55)	
Weighted-average shares used in computing net loss per share attributable to common stockholders—basic and diluted	616,445		595,559	

(1) Depreciation of servers and infrastructure equipment included in infrastructure and trust & safety.

(2) Includes stock-based compensation expense as follows (in thousands):

| | Year Ended December 31, | |
	2023	2022
Infrastructure and trust & safety	$ 92,147	$ 56,197
Research and development	607,593	398,899
General and administrative	131,577	109,607
Sales and marketing	36,650	24,795
Total stock-based compensation expense	$ 867,967	$ 589,498

(3) Our consolidated financial statements include our majority-owned subsidiary Roblox China Holding Corp. The ownership interest of a minority investor, Songhua River Investment Limited, is recorded as a noncontrolling interest.

Comparison of the Years Ended December 31, 2023 and 2022

Revenue

| | Year Ended December 31, | | 2022 to 2023 |
	2023	2022	% Change
	(dollars in thousands)		
Revenue	$ 2,799,274	$ 2,225,052	26 %

Revenue in the year ended December 31, 2023 increased $574.2 million, or 26%, compared to the year ended December 31, 2022. The increase is primarily due to a higher amortization of prior period deferred revenue and an increase in bookings in the current period. The increase in bookings was primarily driven by a higher average number of daily unique paying users during 2023, which increased from approximately 725,000 in 2022 to approximately 852,000 in 2023. The average number of daily unique paying users represents the number of user accounts that made a purchase on the Platform, including via redemption of prepaid cards for Robux, on an average daily basis during the respective period. The overall increase in revenue was offset by a longer average estimated paying user life during 2023 as compared to 2022 (during which the estimated paying user life increased from 23 months as of December 31, 2021 to 28 months by the third quarter of 2022).

Refer to the heading "Change in Accounting Estimate" earlier in this section for more information on the change in paying user life estimates in fiscal year 2022.

Cost of revenue

| | Year Ended December 31, | | 2022 to 2023 |
	2023	2022	% Change
	(dollars in thousands)		
Cost of revenue	$ 649,115	$ 547,658	19 %

Cost of revenue increased $101.5 million, or 19%, for the year ended December 31, 2023 compared to the year ended December 31, 2022. The increase is primarily due to a net increase of $99.9 million in expense for payment processing fees, primarily driven by a higher amortization of prior period deferred cost of revenue and an increase in current period payment processing fees from the related growth in bookings. The overall increase in expense for payment processing fees was offset by the aforementioned increases in our estimated paying user life – as payment processing fees are also amortized over the estimated paying user life – as well as a shift of our sales toward distribution channels with lower processing fees.

Refer to the heading "Change in Accounting Estimate" earlier in this section for more information on the change in paying user life estimates in fiscal year 2022.

Developer exchange fees

| | Year Ended December 31, | | 2022 to 2023 |
	2023	2022	% Change
	(dollars in thousands)		
Developer exchange fees	$ 740,752	$ 623,855	19 %

Developer exchange fees increased $116.9 million, or 19%, for the year ended December 31, 2023 compared to the year ended December 31, 2022. The increase is primarily driven by an increase in amounts earned by developers and creators due to the growth in bookings over the same period. However, the growth in bookings exceeded the growth in developer exchange fees, primarily driven by changes in non-USD pricing, which impacts the amount of developer exchange fees incurred.

Infrastructure and trust & safety

	Year Ended December 31,		2022 to 2023
	2023	2022	% Change
	(dollars in thousands)		
Infrastructure and trust & safety	$ 878,361	$ 689,081	27 %

Infrastructure and trust & safety expenses increased $189.3 million, or 27%, for the year ended December 31, 2023 compared to the year ended December 31, 2022. The increase is primarily driven by an increase of $89.0 million related to data center, hosting, and other hardware and software costs (including depreciation and amortization expense). The increase was further driven by an increase of $66.5 million in personnel costs, which includes an increase of $36.0 million in stock-based compensation expense, primarily due to an increase in headcount to support our infrastructure growth. Finally, the increase was supplemented by an increase of $24.0 million in moderation and customer support related costs.

Research and development

	Year Ended December 31,		2022 to 2023
	2023	2022	% Change
	(dollars in thousands)		
Research and development	$ 1,253,598	$ 873,477	44 %

Research and development expenses increased $380.1 million, or 44%, for the year ended December 31, 2023 compared to the year ended December 31, 2022. The increase is primarily due to an increase of $333.3 million in personnel costs, which includes an increase of $208.7 million in stock-based compensation expense, primarily due to continued growth in headcount supporting our engineering, design, and product teams. The increase was further supplemented by an increase of $25.6 million in facilities-related costs, primarily driven by higher rent expense associated with our office leases.

General and administrative

	Year Ended December 31,		2022 to 2023
	2023	2022	% Change
	(dollars in thousands)		
General and administrative	$ 390,055	$ 297,317	31 %

General and administrative expenses increased $92.7 million, or 31%, for the year ended December 31, 2023 compared to the year ended December 31, 2022. The increase is primarily due to an increase of $56.7 million in personnel costs, which includes an increase of $22.0 million in stock-based compensation expense, primarily due to increased headcount. The increase was further driven by an increase of $10.4 million in professional services expenses and $9.5 million of withholding-related taxes. The increase was also supplemented by an impairment charge of $7.0 million related to the operating lease right-of-use asset and related leasehold improvements of a portion of our San Mateo headquarters for which a sub-lease agreement was executed during the first quarter of 2023. For more information regarding the sub-lease transaction, refer to Note 3, "Leases" to the notes to consolidated financial statements.

Sales and marketing

	Year Ended December 31,		2022 to 2023
	2023	2022	% Change
	(dollars in thousands)		
Sales and marketing	$ 146,460	$ 117,448	25 %

Sales and marketing expenses increased $29.0 million, or 25%, for the year ended December 31, 2023 compared to the year ended December 31, 2022. The increase is primarily due to $17.9 million in personnel costs, which includes an increase in stock-based compensation expense of $11.9 million, primarily due to continued growth in headcount to support our sales and marketing teams, as well as an increase of $7.2 million in advertising and promotional expenses.

Interest income, interest expense, other income/(expense), net, and provision for/(benefit from) income taxes

	Year Ended December 31,			2022 to 2023
	2023		2022	% Change
	(dollars in thousands)			
Interest income	$	141,818	$ 38,842	265 %
Interest expense	$	(40,707)	$ (39,903)	2 %
Other income/(expense), net	$	(527)	$ (5,744)	(91)%
Provision for/(benefit from) income taxes	$	454	$ 3,552	(87)%

Interest income increased by $103.0 million for the year ended December 31, 2023 compared to the year ended December 31, 2022. The increase was primarily due to rising interest rates.

Interest expense was relatively flat for the year ended December 31, 2023 compared to the year ended December 31, 2022.

Other income/(expense), net changed by $5.2 million for the year ended December 31, 2023 compared to the year ended December 31, 2022. The change was primarily driven by a $5.0 million business interruption insurance recovery recognized during the second quarter of 2023 related to a fourth quarter 2021 Platform outage.

Provision for/(benefit from) income taxes changed by $(3.1) million for the year ended December 31, 2023 as compared to prior year ended December 31, 2022. The change was primarily due to a decrease in state income tax expense in certain states.

Liquidity and Capital Resources

As of December 31, 2023 and 2022, our principal sources of liquidity were cash and cash equivalents, short-term and long-term investments of $3.2 billion and $3.0 billion, respectively, which were primarily held for working capital purposes, capital expenditures, and acquisitions. Our investment policy and strategy are focused on the preservation of capital and supporting our liquidity requirements. We do not enter into investments for trading or speculative purposes.

Since our inception, we have financed our operations primarily through cash generated from operations and, to a lesser extent, sales of convertible preferred stock, borrowings under our credit facilities, and the sale of our 2030 Notes. We require payment upfront for substantially all of our bookings.

On October 29, 2021, we issued the 2030 Notes, which will mature on May 1, 2030, unless earlier repurchased or redeemed. Interest is payable semi-annually in arrears on May 1 and November 1 of each year, commencing on May 1, 2022. The net proceeds from the 2030 Notes issuance were approximately $987.5 million and we intend to use the net proceeds for general corporate purposes, which may include working capital purposes, capital expenditures, and acquisitions.

The 2030 Notes are unsecured obligations and the Indenture contains covenants limiting the Company and its subsidiaries' ability to: (i) create certain liens and enter into sale and lease-back transactions; (ii) create, assume, incur or guarantee indebtedness; or (iii) consolidate or merge with or into, or sell or otherwise dispose of all of substantially all of the Company and its subsidiaries' assets to another person, all of which are limited to amounts not to exceed the greater of $4.0 billion and 3.5x "Consolidated EBITDA" (as defined in the Indenture and referred to as "Covenant Adjusted EBITDA" throughout this section). Non-compliance with these covenants may result in the acceleration of repayment of the 2030 Notes and any accrued and unpaid interest.

Accordingly, the Company presents Covenant Adjusted EBITDA calculated in accordance with "Consolidated EBITDA" as that term is defined in the Indenture, which is not calculated in accordance with GAAP and may not conform to the calculation of Adjusted EBITDA by other companies. Covenant Adjusted EBITDA should not be considered as a substitute for a measure of our financial performance or other liquidity measures prepared in accordance with GAAP and is also not indicative of income or loss calculated in accordance with GAAP. Management believes that this calculation is useful to investors for purposes of analyzing our compliance with certain covenants specified in the Indenture.

The following table presents the calculation of Covenant Adjusted EBITDA in accordance with the terms of the Indenture, for each of the periods presented (in thousands):

	Year Ended December 31,	
	2023	2022
Calculation of Covenant Adjusted EBITDA:		
Consolidated net loss	$ (1,158,937)	$ (934,141)
Add (deduct):		
Interest income	(141,818)	(38,842)
Interest expense	40,707	39,903
Other (income)/expense, net	527	5,744
Provision for/(benefit from) income taxes	454	3,552
Depreciation and amortization	208,142	130,083
Stock-based compensation expense	867,967	589,498
RTO severance charge[1]	5,228	—
Other non-cash charges[2]	6,988	—
Change in deferred revenue	742,308	662,378
Change in deferred cost of revenue	(139,879)	(101,719)
Covenant Adjusted EBITDA	$ 431,687	$ 356,456

(1) Relates to cash severance costs associated with the Company's return-to-office ("RTO") plan announced in October 2023, which requires a subset of the Company's remote employees to begin working from the San Mateo headquarters for three days a week, beginning in the summer of 2024.

(2) Includes impairment expense related to certain operating lease right-of-use assets and related property and equipment.

As of December 31, 2023, contractual obligations related to the 2030 Notes are remaining payments of $38.8 million each year from 2024 through 2029 and $1,019.4 million due in 2030. These amounts represent principal and interest cash payments over the term of the 2030 Notes based on the stated maturity date. Any future redemption of the 2030 Notes could impact the amount or timing of our cash payments. For more information regarding the 2030 Notes, refer to Note 8, "Debt" to the notes to consolidated financial statements.

For all periods presented, we have generated losses from our operations and positive cash flows from operating activities. A substantial source of our cash provided by operating activities is our deferred revenue, which is included in our consolidated balance sheet as a liability. Deferred revenue consists of the unearned portion of bookings for which we have not yet satisfied our performance obligation. Our deferred revenue obligation is recognized as revenue over the estimated average lifetime of a paying user or as the virtual items are consumed.

We also expect to continue making investments in our business, including, but not limited, capital expenditures related to our technology infrastructure.

We believe our existing cash and cash equivalents and short-term investments, together with expected cash to be provided by future operations, will be sufficient to meet our needs for the next 12 months. Our future capital requirements, however, will depend on many factors, including our growth rate, investment in our headcount, capital expenditures to build out new facilities and purchase hardware for infrastructure, timing and extent of spending to support our efforts to develop our Platform, and the effects of inflation on these various expenses, amongst other factors. We may in the future enter into arrangements to acquire or invest in complementary businesses, services, and technologies, including intellectual property rights. In the event that additional financing is required from outside sources, we may seek to raise additional funds at any time through equity, equity-linked arrangements, or debt. If we are unable to raise additional capital when desired and at reasonable rates, our business, results of operations, and financial condition would be adversely affected. See Part 1, Item 1A. "Risk Factors" for more information.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year Ended December 31,	
	2023	**2022**
	(dollars in thousands)	
Consolidated Statements of Cash Flow Data:		
Net cash and cash equivalents provided by operating activities	$ 458,180	$ 369,296
Net cash and cash equivalents used in investing activities	$ (2,825,099)	$ (441,051)
Net cash and cash equivalents provided by financing activities	$ 67,176	$ 43,642

Operating activities

Our largest source of operating cash is cash collection from sales of Robux and monthly subscriptions. Our primary uses of cash from operating activities are for payment processing fees, personnel-related expenses, data center and infrastructure-related operations, developer exchange fees, and other operating expenses.

During the year ended December 31, 2023, cash and cash equivalents provided by operating activities was $458.2 million, which consisted of a consolidated net loss of $1,158.9 million, adjusted by non-cash charges of $1,110.3 million and net cash inflows from the change in net operating assets and liabilities of $506.8 million. The non-cash charges were primarily comprised of stock-based compensation of $868.0 million and depreciation and amortization of $208.1 million. The net cash and cash equivalent inflows from the change in our net operating assets and liabilities were primarily due to a $742.3 million increase in deferred revenue, primarily due to bookings generated in the current period, and a $83.2 million increase in our developer exchange liability, primarily driven by the increase in bookings generated in the current period, coupled with the timing of payments. The overall increase was offset by a $139.9 million increase in deferred cost of revenue, primarily due to payment process fees associated with bookings generated in the current period, a $126.2 million increase in our accounts receivable balance, net due to the timing of cash receipts on bookings generated in the current period and a $50.5 million decrease in our operating lease liabilities.

Investing activities

During the year ended December 31, 2023, cash and cash equivalents used in investing activities was $2,825.1 million, primarily consisting of $2,487.1 million of investment purchases – net of sales and maturities, $320.7 million of capital expenditures, and $13.5 million of payments related to the purchase of intangible assets.

Financing activities

During the year ended December 31, 2023, cash and cash equivalents provided by financing activities was $67.2 million, primarily consisting of $53.2 million from the exercise of stock options and purchase of shares under our employee stock purchase plan and $14.7 million of proceeds from debt issued by the Company's fully consolidated subsidiary Roblox China Holding Corp. For more information regarding the debt issued by Roblox China Holding Corp., see Note 15, "Joint Venture" in the notes to consolidated financial statements.

Off-Balance Sheet Arrangements

As of December 31, 2023, we had $11.6 million in letters of credit outstanding related to our office facilities in San Mateo, California and data center facilities in Ashburn, Virginia and Chicago, Illinois. We did not have any relationships with unconsolidated entities or financial partnerships, such as structured finance or special purpose entities that were established for the purpose of facilitating off-balance sheet arrangements or other purposes.

Contractual Obligations and Commitments

As of December 31, 2023, we have non-cancellable lease arrangements for office facilities and space for data center operations expiring in various years through 2035. As of December 31, 2023, the Company had fixed lease payment obligations of $1,008.1 million, with $97.5 million payable within 12 months. For more information regarding the operating lease commitments, refer to Note 3, "Leases" to the notes to consolidated financial statements.

Our other purchase obligations primarily consist of non-cancellable obligations with our data center hosting providers and software vendors. As of December 31, 2023, we had other purchase obligations of $459.8 million, with $223.2 million payable within 12 months. For more information regarding our contractual obligations, refer to Note 9, "Commitments and Contingencies" to the notes to consolidated financial statements.

Critical Accounting Policies and Estimates

The preparation of these financial statements in accordance with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts in our consolidated financial statements and related notes. Our estimates are based on various factors that we believe are reasonable. Actual results may differ from these estimates. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations, and cash flows will be affected.

An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

Refer to Note 1, "Overview and Summary of Significant Accounting Policies", to our consolidated financial statements included in this Annual Report on Form 10-K for a full description of our revenue recognition and stock-based compensation expense policies.

Revenue Recognition

In accordance with ASC 606, *Revenue from Contracts with Customers,* revenue is recognized when control of the service is transferred to the customer. The amount of revenue recognized reflects the consideration that the Company expects to be entitled to in exchange for these services. To achieve the core principle of this standard, the Company determines revenue recognition by:

- identifying the contract, or contracts, with the customer;

- identifying the performance obligations in the contract;

- determining the transaction price;

- allocating the transaction price to performance obligations in the contract; and

- recognizing revenue when, or as, the Company satisfies performance obligations by transferring the promised services.

The Company derives substantially all of its revenue from the sale of virtual items on the Roblox Platform.

Roblox Platform

The Company operates the Roblox Platform as live services that allow users to play and socialize with others for free. Within the experience, however, users can purchase virtual currency ("Robux") to ultimately obtain virtual items to enhance their social experience. Proceeds from the sale of Robux are initially recorded in deferred revenue and recognized as revenue as a user purchases and uses virtual items. The Company's identified performance obligation is to provide users with the ability to acquire, use, and hold virtual items on the Roblox Platform over the estimated period of time the virtual items are available to the user or until the virtual items are consumed.

Users can purchase Robux as one-time purchases or through monthly subscriptions via payment processors or through prepaid cards. Payments from users are non-refundable and relate to non-cancellable contracts for a fixed price that specify Company's obligations. Revenue is recorded net of taxes assessed by government authorities that are both imposed on and concurrent with specific revenue transactions between the Company and its users, and estimated chargebacks and refunds.

The satisfaction of the Company's performance obligation is dependent on the nature of the virtual item purchased and as a result, the Company categorizes its virtual items as either consumable or durable.

- Consumable virtual items represent items that can be consumed by a specific user action. Common characteristics of consumable virtual items may include items that are no longer displayed on the user's inventory after a short period of time or do not provide the user any continuing benefit following consumption. For the sale of consumable virtual items, the Company recognizes revenue as the items are consumed.

- Durable virtual items represent items which result in a persistent change to a users' character or item set (e.g., virtual hat, pet, or house). These items are generally available to the customer to hold, use, or display for as long as they are on the Roblox Platform. The Company recognizes revenue from the sale of durable virtual items ratably over the estimated period of time the items are available to the user which is estimated as the average lifetime of a paying user.

To separately account for consumable and durable virtual items, the Company specifically identifies each purchase for the majority of virtual items purchased on the Roblox Platform. For the remaining population, the Company estimates the amount of consumable and durable virtual items purchased based on data from specifically identified purchases and the expected behavior of the users within similar experiences. The estimation of consumable and durable virtual items purchased for the population of purchases not specifically identified requires management's judgment as the Company evaluates and estimates the expected behavior of users in the population using information from known purchases in similar experiences.

The average lifetime of a paying user estimate is calculated based on historical monthly retention data for each user cohort to project future participation on the Roblox Platform. Determining the estimated average lifetime of a paying user requires management's judgment as the Company analyzes the most recent trends in player cohort activity and other qualitative factors, including paying user behavior (e.g. impacts due to macroeconomic factors such as COVID-19), existing and new competition from a variety of entertainment resources for our users, the availability of the Roblox Platform across markets and user demographics, and other factors. The Company also considers results from prior analyses in determining the estimated average lifetime of a paying user. The Company believes this estimate is the best representation of the average life of the durable virtual items. The estimated paying user life was 28 months, 28 months, and 23 months as of December 31, 2023, 2022, and 2021, respectively. The increase in the estimated average lifetime of a paying user from 23 months as of December 31, 2021 to 28 months as of December 31, 2022 was in part attributable to the change in our paying users' behavior as a result of the shelter-in-place and similar restrictions due to the COVID-19 pandemic, as these restrictions led to increased developer, creator, and user engagement and user experiences on the Roblox Platform relative to historical trends. Further we believe the improved content created by our developers and creators, the multitude and variety of experiences available to our users, and the way our users interacted with their peers and social network on the Roblox Platform in recent years resulted in an increase in the retention period of our paying users. Refer to the heading "Change in Accounting Estimate" for discussion on the quantitative amount of the change in accounting estimates for the respective periods impacted.

The Company offers prepaid cards through online and physical retailers, as well as on the Company website. The Company estimates expected breakage by taking into consideration historical patterns of redemption and escheatment laws as applicable.

Stock-Based Compensation Expense

The Company measures and recognizes stock-based compensation expense for all stock-based awards, including stock options, unregistered restricted stock awards ("RSAs"), restricted stock units ("RSUs"), and performance stock units ("PSUs") granted to employees, directors, and non-employees, and stock purchase rights granted under the 2020 ESPP to employees, based on the estimated grant date fair value of the awards. The Company records forfeitures when they occur for all stock-based awards.

The fair value of each stock option and stock purchase right granted is estimated using the Black-Scholes option-pricing model and is recognized as compensation expense on a straight-line basis over the requisite service period of the awards. The Black-Scholes option pricing model requires certain subjective inputs and assumptions, including the fair value of the Company's Class A common stock, the expected term, risk-free interest rates, expected stock price volatility, and expected dividend yield of our Class A common stock. The assumptions used to determine the fair value of the option awards represent management's best estimates. These estimates involve inherent uncertainties and the application of management's judgment. These assumptions and estimates are as follows:

- Fair value of Class A common stock—Prior to the direct listing of our Class A common stock on the NYSE (the "Direct Listing"), we estimated the fair value of Class A common stock, as discussed below in the section titled "Common Stock Valuations." After the completion of the Direct Listing, the fair value of our Class A common stock is determined based on the NYSE closing price on the date of grant.

- Expected term—The expected term represents the period that stock-based awards are expected to be outstanding. The expected term assumptions are determined based on the vesting terms, estimated exercise behavior, post-vesting cancellations, and contractual lives of the awards.

- Risk-free interest rates—The risk-free interest rate is based on the implied yields in effect at the time of the grant of U.S. Treasury notes with terms approximately equal to the expected term of the award.

- Expected stock price volatility—Prior to the Direct Listing, we used the historical volatility of the Class A common stock price of similar publicly-traded peer companies. After the completion of the Direct Listing, we continue to use the historical volatility of the stock price of similar publicly traded peer companies since we have not established sufficient public trading history.

- Expected dividend yield—We utilize a dividend yield of zero, as we have no history or plan of declaring dividends on its common stock.

The fair value of RSUs is estimated based on the fair value of our common stock on the date of grant. Prior to the Direct Listing, we estimated the fair value of Class A common stock, as discussed below in the section titled "Common Stock Valuations." For RSUs granted subsequent to the Direct listing, the fair value of our Class A common stock is determined based on the NYSE closing price on the date of grant.

CEO Long-Term Performance Award

In February 2021, the Leadership Development and Compensation Committee of the Company's Board of Directors granted the CEO a Long-Term Performance Award ("CEO Long-Term Performance Award"), an RSU award that includes a service and a market condition. The fair value of the CEO Long-Term Performance Award was determined using a Monte Carlo simulation model. The fair value of the common stock underlying the award was determined by the Company's Board of Directors along with management by considering a number of objective and subjective factors. The Company estimated the expected term based on the time period from the valuation date to the end of the performance period. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero-coupon U.S. Treasury notes. The expected volatility is derived from the historical stock volatility of selected peers over a period equivalent to the expected term of the CEO Long-Term Performance Award. The associated stock-based compensation is recorded over the derived service period, using the accelerated attribution method. If the stock price goals are met sooner than the derived service period, the Company will adjust the stock-based compensation expense to reflect the cumulative expense associated with the vested portion of the CEO Long-Term Performance Award. Provided that David Baszucki continues to be the CEO of the Company, stock-based compensation expense is recognized over the derived service period, regardless of whether the stock price goals are achieved.

Common Stock Valuations

Prior to the Direct Listing, due to the absence of a public trading market for our common stock, and in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide: Valuation of Privately-Held Company Equity Securities Issued as Compensation, our Board of Directors along with management exercised its reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of fair value of our common stock, including:

- the prices at which we or other holders sold our common and convertible preferred stock to outside investors in arms-length transactions;

- contemporaneous valuations performed by an unrelated third-party valuation firm;

- our operating and financial performance;

- the lack of marketability of our common stock;

- the valuation of comparable companies;

- the industry outlook;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given prevailing market conditions; and

- the U.S. and global economic and capital market conditions and outlook.

We determined the fair value of our common stock using the most observable inputs available to us, including income approaches as well as recent sales of our stock. The income approach estimated the value of our business based on the future cash flows we expected to generate discounted to their present value using an appropriate discount rate to reflect the risk of achieving the expected cash flows.

We also considered any secondary transactions involving our capital stock. In our evaluation of those transactions, we considered the facts and circumstances of each transaction to determine the extent to which they represented a fair value exchange. Factors considered include transaction volume, timing, whether the transactions occurred among willing and unrelated parties, and whether the transactions involved investors with access to our financial information.

Recent Accounting Pronouncements

See section "Recent Accounting Pronouncements" within Item 8. Financial Statements and Supplementary Information, Note 1, "Overview and Summary of Significant Accounting Policies", for discussion of recent accounting pronouncements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates and foreign currency exchange rates.

Foreign Currency Exchange Risk

The majority of our revenue is generated in U.S. dollars, with revenue generated in Euros, Canadian dollars, Australian dollars, and the British pound primarily comprising the remainder of our revenue. Our expenses are generally denominated in the currencies of the jurisdictions in which we conduct our operations, which are primarily in the U.S., United Kingdom, Canada, Europe, and China. Our results of current and future operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates. We have not entered into derivative or hedging transactions, but we may do so in the future if our exposure to foreign currency becomes more significant.

Due to fluctuations in exchange rates resulting from the current macroeconomic environment, we have, and may in the future, experience negative impacts to our revenue and operating expenses denominated in currencies other than the U.S. dollar.

Interest Rate Risk

As of December 31, 2023, our short-term and long-term investments primarily consist of debt securities, including corporate debt securities, commercial paper, U.S. Treasury securities, U.S. agency securities, and foreign government securities totaling $2.6 billion. Our debt securities are subject to market risk due to changes in prevailing interest rates that may cause their fair values to fluctuate in the future. Based on a sensitivity analysis, we have determined that a hypothetical 100 basis points increase in interest rates would have resulted in a decrease in the fair values of our short-term and long-term debt securities of approximately $20.7 million as of December 31, 2023. Such losses would only be realized if we sold the investments prior to maturity.

We do not enter into investments for trading or speculative purposes. Our investment policy and strategy are focused on the preservation of capital and supporting our liquidity requirements.

In October 2021, we issued $1.0 billion aggregate principal amount of the 2030 Notes. The 2030 Notes were issued at par and we incurred approximately $12.5 million in debt issuance costs. Interest on the 2030 Notes is payable semiannually in arrears on May 1 and November 1 of each year, beginning on May 1, 2022, and the entire outstanding principal amount of the 2030 Notes is due at maturity on May 1, 2030. The 2030 Notes have a fixed interest rate; therefore, we have no financial statement risk associated with changes in interest rates with respect to the 2030 Notes. Additionally, on our balance sheet we carry the 2030 Notes at face value less unamortized discount and debt issuance cost, and we present the fair value for disclosure purposes only. The fair value of our 2030 Notes will fluctuate with movements in interest rates, increasing in periods of declining rates of interest and declining in periods of increasing rates of interest.

Inflation Risk

Inflationary factors, such as increases in overhead costs, may adversely affect our results of operations. We do not believe that inflation has had a material effect on our business, financial condition or results of operations to date. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition or results of operations. Additionally, increased inflation rates may reduce consumer discretionary spending, which could affect the buying power of our users, developers, and creators and lead to a reduced demand for our Platform.

Item 8. Consolidated Financial Statements and Supplementary Data

ROBLOX CORPORATION

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Roblox Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Roblox Corporation and subsidiaries (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income/(loss), convertible preferred stock and stockholders' equity/(deficit), and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 21, 2024, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the Audit and Compliance Committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition — Refer to Note 1 to the financial statements.

Critical Audit Matter Description

The Company derives substantially all of its revenue from the sale of virtual items on the Roblox platform. The Company's performance obligation when selling virtual items to users is to provide those users with the ability to acquire, use, and hold virtual items on the Roblox platform over the estimated period of time the virtual items are available to the user, which is estimated as the average lifetime of a paying user ("customer life" for durable virtual items) or until the virtual items are consumed (for consumable virtual items). To separately identify, and account for consumable and durable virtual items, the Company specifically categorizes each purchase for the majority of virtual items purchased on the Roblox platform. For the remaining population, the Company estimates the amount of consumable and durable virtual items purchased based on data from specifically categorized purchases and the expected behavior of the users within similar experiences.

Significant judgement is exercised by management when (1) estimating the customer life, which includes analyzing the most recent trends in player cohort activities and (2) estimating the amount of consumable and durable virtual items purchased for the remaining population of purchases that are not specifically categorized ("remaining population allocation"), which includes evaluating and estimating the expected behavior of users in the population using information from known purchases in similar experiences.

Given the complexity of estimating the customer life and the remaining population allocation, auditing these estimates required a high degree of auditor judgement and increased extent of effort when performing audit procedures to evaluate the Company's judgements and conclusions.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Company's estimated customer life and remaining population allocation included the following, among others:

- We obtained an understanding of the Company's methodology for developing the estimated customer life and remaining population allocation.

- We tested the effectiveness of internal controls related to the review of the methodology and assumptions used in estimating the customer life and remaining population allocation, including the review of inputs and assumptions.

- For the customer life estimate, we (1) tested the accuracy and completeness of the historical monthly retention data for player cohorts, (2) tested the mathematical accuracy of the Company's calculations to project future retention, and (3) assessed the impact of qualitative factors to evaluate management's judgement on future retention utilizing competitor information that is publicly available and most recent historical trends in cohort activity.

- For the remaining population allocation estimate, we (1) tested the underlying data for specifically categorized purchases used in management's analysis by selecting a sample of virtual items that were purchased as well as a sample of items from the Roblox platform and tested that such items were properly categorized between a consumable or a durable virtual item, (2) tested the mathematical accuracy of the percentage of consumable and durable goods for the specifically categorized purchases, (3) compared the composition of the virtual items purchased that were specifically categorized to those that were not specifically categorized to evaluate if the nature of the goods are similar, and (4) tested that the percentage of consumable and durable virtual items for the specifically categorized purchases was applied to the remaining population.

/s/ DELOITTE & TOUCHE LLP

San Jose, California

February 21, 2024

We have served as the Company's auditor since 2019.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Roblox Corporation

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Roblox Corporation and subsidiaries (the "Company") as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023, of the Company and our report dated February 21, 2024, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP

San Jose, California

February 21, 2024

ROBLOX CORPORATION
CONSOLIDATED BALANCE SHEETS
(in thousands, except par values)

	As of December 31,	
	2023	**2022**
Assets		
Current assets:		
Cash and cash equivalents	$ 678,466	$ 2,977,474
Short-term investments	1,514,808	—
Accounts receivable—net of allowances	505,769	379,353
Prepaid expenses and other current assets	74,549	61,641
Deferred cost of revenue, current portion	501,821	420,136
Total current assets	3,275,413	3,838,604
Long-term investments	1,043,399	—
Property and equipment—net	695,360	592,346
Operating lease right-of-use assets	665,107	526,030
Deferred cost of revenue, long-term	283,326	225,132
Intangible assets, net	53,060	54,717
Goodwill	142,129	134,335
Other assets	10,284	4,323
Total assets	$ 6,168,078	$ 5,375,487
Liabilities and Stockholders' equity		
Current liabilities:		
Accounts payable	$ 60,087	$ 71,182
Accrued expenses and other current liabilities	271,121	236,006
Developer exchange liability	314,866	231,704
Deferred revenue—current portion	2,406,292	1,941,943
Total current liabilities	3,052,366	2,480,835
Deferred revenue—net of current portion	1,373,250	1,095,291
Operating lease liabilities	646,506	494,590
Long-term debt, net	1,005,000	988,984
Other long-term liabilities	22,330	10,752
Total liabilities	6,099,452	5,070,452
Commitments and contingencies (Note 9)		
Stockholders' equity		
Common stock, $0.0001 par value; 5,000,000 authorized as of December 31, 2023 and December 31, 2022, 631,221 and 604,674 shares issued and outstanding as of December 31, 2023 and December 31, 2022, respectively; Class A common stock—4,935,000 shares authorized as of December 31, 2023 and December 31, 2022, 581,135 and 553,337 shares issued and outstanding as of December 31, 2023 and December 31, 2022, respectively; Class B common stock—65,000 shares authorized as of December 31, 2023 and December 31, 2022, 50,086 and 51,337 shares issued and outstanding as of December 31, 2023 and December 31, 2022, respectively	61	59
Additional paid-in capital	3,134,946	2,213,603
Accumulated other comprehensive income/(loss)	1,536	671
Accumulated deficit	(3,060,253)	(1,908,307)
Total Roblox Corporation Stockholders' equity	76,290	306,026
Noncontrolling interests	(7,664)	(991)
Total Stockholders' equity	68,626	305,035
Total Liabilities and Stockholders' equity	$ 6,168,078	$ 5,375,487

The accompanying notes are an integral part of these consolidated financial statements.

ROBLOX CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Year Ended December 31,		
	2023	2022	2021
Revenue	$ 2,799,274	$ 2,225,052	$ 1,919,181
Cost and expenses:			
Cost of revenue [1]	649,115	547,658	496,870
Developer exchange fees	740,752	623,855	538,321
Infrastructure and trust & safety	878,361	689,081	456,498
Research and development	1,253,598	873,477	533,207
General and administrative	390,055	297,317	303,020
Sales and marketing	146,460	117,448	86,363
Total cost and expenses	4,058,341	3,148,836	2,414,279
Loss from operations	(1,259,067)	(923,784)	(495,098)
Interest income	141,818	38,842	92
Interest expense	(40,707)	(39,903)	(6,998)
Other income/(expense), net	(527)	(5,744)	(1,796)
Loss before income taxes	(1,158,483)	(930,589)	(503,800)
Provision for/(benefit from) income taxes	454	3,552	(320)
Consolidated net loss	(1,158,937)	(934,141)	(503,480)
Net loss attributable to noncontrolling interests	(6,991)	(9,775)	(11,829)
Net loss attributable to common stockholders	$ (1,151,946)	$ (924,366)	$ (491,651)
Net loss per share attributable to common stockholders, basic and diluted	$ (1.87)	$ (1.55)	$ (0.97)
Weighted-average shares used in computing net loss per share attributable to common stockholders—basic and diluted	616,445	595,559	505,858

_____

(1) *Depreciation of servers and infrastructure equipment included in infrastructure and trust & safety.*

The accompanying notes are an integral part of these consolidated financial statements.

ROBLOX CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
(in thousands)

	Year Ended December 31,		
	2023	**2022**	**2021**
Consolidated net loss	$ (1,158,937)	$ (934,141)	$ (503,480)
Other comprehensive income/(loss), net of tax:			
Foreign currency translation adjustments	1,089	1,287	(55)
Net change in unrealized gains/(losses) on available-for-sale marketable securities	94	—	—
Other comprehensive income/(loss), net of tax	1,183	1,287	(55)
Total comprehensive loss, including noncontrolling interests	(1,157,754)	(932,854)	(503,535)
Less: net loss attributable to noncontrolling interests	(6,991)	(9,775)	(11,829)
Less: cumulative translation adjustments attributable to noncontrolling interests	318	678	(27)
Other comprehensive loss attributable to noncontrolling interests, net of tax	(6,673)	(9,097)	(11,856)
Total comprehensive loss attributable to common stockholders	$ (1,151,081)	$ (923,757)	$ (491,679)

The accompanying notes are an integral part of these consolidated financial statements.

ROBLOX CORPORATION
CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY/(DEFICIT)
(in thousands)

	Convertible Preferred Stock		Class A and Class B Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income/(Loss)	Accumulated Deficit	Non-Controlling Interest	Total Stockholders' Equity/(Deficit)
	Shares	Amount	Shares	Amount					
Balance at January 1, 2021	337,235	$ 344,827	201,327	$ 20	$ 239,792	$ 90	$ (492,290)	$ 20,007	$ (232,381)
Issuance of common stock upon exercise of stock options	—	—	33,372	3	65,284	—	—	(45)	65,242
Issuance of unregistered restricted stock awards granted in conjunction with a business combination	—	—	487	—	31,274	—	—	—	31,274
Issuance of common stock under Employee Stock Purchase Plan	—	—	191	—	11,268	—	—	—	11,268
Issuance of Series H preferred stock, net	11,889	534,286	—	—	—	—	—	—	—
Conversion of convertible preferred stock to common stock in connection with the direct listing	(349,124)	(879,113)	349,124	35	879,078	—	—	—	879,113
Vesting of restricted stock units	—	—	1,376	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	341,942	—	—	—	341,942
Other	—	—	—	1	—	—	—	—	—
Other comprehensive income/(loss)	—	—	—	—	—	(28)	—	(27)	(55)
Net loss	—	—	—	—	—	—	(491,651)	(11,829)	(503,480)
Balance at December 31, 2021	—	$ —	585,878	$ 58	$ 1,568,638	$ 62	$ (983,941)	$ 8,106	$ 592,923
Issuance of common stock upon exercise of stock options	—	—	9,615	1	22,777	—	—	—	22,778
Issuance of unregistered restricted stock awards granted in conjunction with a business combination	—	—	385	—	10,138	—	—	—	10,138
Issuance of common stock under Employee Stock Purchase Plan	—	—	575	—	22,702	—	—	—	22,702
Vesting of restricted stock units	—	—	8,169	—	—	—	—	—	—
Withholding taxes related to net share settlement of restricted stock units	—	—	(3)	—	(150)	—	—	—	(150)
Stock-based compensation expense	—	—	—	—	589,498	—	—	—	589,498
Other	—	—	55	—	—	—	—	—	—
Other comprehensive income/(loss)	—	—	—	—	—	609	—	678	1,287
Net loss	—	—	—	—	—	—	(924,366)	(9,775)	(934,141)
Balance at December 31, 2022	—	$ —	604,674	$ 59	$ 2,213,603	$ 671	$ (1,908,307)	$ (991)	$ 305,035
Issuance of common stock upon exercise of stock options	—	—	10,670	2	23,747	—	—	—	23,749
Issuance of common stock under Employee Stock Purchase Plan	—	—	1,065	—	29,629	—	—	—	29,629
Vesting of restricted stock units	—	—	14,812	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	867,967	—	—	—	867,967
Other comprehensive income/(loss)	—	—	—	—	—	865	—	318	1,183
Net loss	—	—	—	—	—	—	(1,151,946)	(6,991)	(1,158,937)
Balance at December 31, 2023	—	$ —	631,221	$ 61	$ 3,134,946	$ 1,536	$ (3,060,253)	$ (7,664)	$ 68,626

The accompanying notes are an integral part of these consolidated financial statements.

ROBLOX CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Twelve Months Ended December 31,		
	2023	2022	2021
Cash flows from operating activities:			
Consolidated net loss	$ (1,158,937)	$ (934,141)	$ (503,480)
Adjustments to reconcile net loss including noncontrolling interests to net cash and cash equivalents provided by operations:			
Depreciation and amortization	208,142	130,083	75,622
Stock-based compensation expense	867,967	589,498	341,942
Operating lease non-cash expense	97,063	69,100	43,794
(Accretion)/amortization on marketable securities, net	(73,162)	—	—
Amortization of debt issuance costs	1,316	1,261	216
Impairment expense, (gain)/loss on investment and other asset sales, and other, net	8,969	361	680
Changes in operating assets and liabilities, net of effect of acquisitions:			
Accounts receivable	(126,172)	(72,479)	(61,044)
Accounts payable	(3,475)	10,302	23,369
Prepaid expenses and other current assets	(12,770)	(33,769)	(13,593)
Other assets	(5,961)	(1,221)	(1,367)
Developer exchange liability	83,162	67,798	82,994
Accrued expenses and other current liabilities	8,680	19,560	58,809
Other long-term liability	11,397	10,159	(1,189)
Operating lease liabilities	(50,454)	(47,875)	(34,743)
Deferred revenue	742,294	662,378	819,927
Deferred cost of revenue	(139,879)	(101,719)	(172,828)
Net cash and cash equivalents provided by operating activities	458,180	369,296	659,109
Cash flows from investing activities:			
Acquisition of property and equipment	(320,667)	(426,163)	(93,273)
Payments related to business combination, net of cash acquired	(3,859)	(13,388)	(45,692)
Purchases of intangible assets	(13,500)	(1,500)	(7,856)
Purchases of investments	(4,591,974)	—	—
Maturities of investments	1,642,719	—	—
Sales of investments	462,182	—	—
Net cash and cash equivalents used in investing activities	(2,825,099)	(441,051)	(146,821)
Cash flows from financing activities:			
Proceeds from issuance of common stock	53,226	45,752	76,177
Net proceeds from issuance of preferred stock	—	—	534,286
Payment of withholding taxes related to net share settlement of restricted stock units	—	(150)	—
Proceeds from debt issuances	14,700	—	990,000
Payment of debt issuance costs	—	(154)	(2,339)
Payments related to business combination, after acquisition date	(750)	(150)	—
Other financing activities	—	(1,656)	—
Net cash and cash equivalents provided by financing activities	67,176	43,642	1,598,124
Effect of exchange rate changes on cash and cash equivalents	735	1,287	(55)
Net increase/(decrease) in cash and cash equivalents	(2,299,008)	(26,826)	2,110,357
Cash and cash equivalents			
Beginning of year	2,977,474	3,004,300	893,943
End of year	$ 678,466	$ 2,977,474	$ 3,004,300
Supplemental disclosure of cash flow information:			
Cash paid for interest	$ 38,750	$ 38,965	—
Cash paid for income taxes, net	$ 3,145	$ 953	—
Supplemental disclosure of noncash investing and financing activities:			
Property and equipment additions in accounts payable and accrued expenses and other current liabilities	$ 31,340	$ 57,199	$ 50,388
Intangible asset purchases in accounts payable	$ 1,200	—	—
Fair value of unregistered restricted stock awards issued as consideration for a business combination	—	$ 10,138	$ 31,274
Conversion of convertible preferred stock to common stock upon direct listing	—	—	$ 879,113
Unpaid debt issuance costs	—	—	$ 154

The accompanying notes are an integral part of these consolidated financial statements.

1. Overview and Summary of Significant Accounting Policies

Organization and Description of Business—Roblox Corporation (the "Company" or "Roblox") was incorporated under the laws of the state of Delaware in March 2004. The Company operates a free to use immersive platform for connection and communication (the "Roblox Platform" or "Platform") where people come to create, play, work, learn, and connect with each other in experiences built by our global community of creators. Users are free to immerse themselves in experiences on the Roblox Platform and can acquire experience-specific enhancements or avatar items by using purchased Robux, our virtual currency. Any user can be a developer or creator on the Platform using Roblox Studio, a set of free software tools. Developers and creators build the experiences that are published on Roblox and can earn Robux by monetizing their experience, creating and selling or reselling avatar items, or creating and selling Roblox Studio plugins.

Direct Listing—On March 10, 2021, the Company completed a direct listing of its Class A common stock ("Direct Listing") on the New York Stock Exchange ("NYSE"). The Company incurred fees primarily related to financial advisory service, audit and legal expenses, in connection with the Direct Listing and recorded general and administrative expenses of $50.7 million during the first quarter of the fiscal year ended March 31, 2021. Immediately prior to the Direct Listing, all shares of outstanding convertible preferred stock were converted into an equivalent number of shares of Class A common stock.

Basis of Presentation and Summary of Significant Accounting Policies

Fiscal Year—The Company's fiscal year ends on December 31. For example, references to fiscal 2023, 2022, and 2021 refer to the fiscal year ending December 31, 2023, December 31, 2022, and December 31, 2021, respectively.

Basis of Presentation—The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"), and applicable rules and regulations of the Securities and Exchange Commission ("SEC").

Principles of Consolidation—The consolidated financial statements include the accounts of the Company and subsidiaries over which the Company has control. All intercompany transactions and balances have been eliminated. The consolidated financial statements include 100% of the accounts of wholly owned and majority owned subsidiaries, and the ownership interest of minority investors is recorded as noncontrolling interest.

Use of Estimates—The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant estimates and assumptions reflected in the consolidated financial statements include, but are not limited to, the estimated period of time the virtual items are available to the user, which is estimated as the average lifetime of a paying user, and the estimated amount of consumable and durable virtual items purchased for which the Company lacks specific information that is used for revenue recognition, the estimated amount of expected breakage related to prepaid card sales, useful lives of property and equipment and intangible assets, fair value of assets and liabilities acquired through acquisitions, accrued liabilities (including accrued developer exchange fees), contingent liabilities, valuation of deferred tax assets and liabilities, stock-based compensation expense, the discount rate used in measuring our operating lease liabilities, the carrying value of operating lease right-of-use assets, evaluation of recoverability of goodwill, intangible assets and long-lived assets, and as necessary, estimates of fair value to measure impairment losses. Management believes that the estimates, and judgments upon which they rely, are reasonable based upon information available to them at the time that these estimates and judgments are made. Actual results could differ from those estimates and any such differences may be material to the consolidated financial statements. To the extent that there are material differences between these estimates and actual results, the Company's consolidated financial statements will be affected.

FORM 10-K

Foreign Currency Transactions—The functional currency of the Company's international subsidiaries is the U.S. dollar, with the exception of a Chinese subsidiary wholly owned by Roblox China Holding Corp., as discussed in Note 15, "Joint Venture" to the notes to these consolidated financial statements. We translate the financial statements of our non-U.S. dollar functional subsidiary to U.S. dollars using the period-end exchange rate for assets and liabilities and the average exchange rate for the period for revenues and expenses. The effects of foreign currency translation are included in stockholders' equity/(deficit) and periodic movements are summarized as a line item in the consolidated statements of comprehensive income.

We reflect foreign exchange transaction gains and losses resulting from the conversion of the transaction currency to the functional currency, which includes gains and losses from the remeasurement of assets and liabilities, as a component of other income/(expense), net.

Segments—The Company operates as a single operating and reportable segment, which is at the consolidated entity level. The chief operating decision maker of the Company is its chief executive officer ("CEO"), who makes resource allocation decisions and assesses performance based on financial information presented on a consolidated basis.

Revenue Recognition

Revenue Recognition Policy

In accordance with ASC 606, *Revenue from Contracts with Customers,* revenue is recognized when control of the service is transferred to the customer. The amount of revenue recognized reflects the consideration that the Company expects to be entitled to in exchange for these services. To achieve the core principle of this standard, the Company determines revenue recognition by:

- identifying the contract, or contracts, with the customer;

- identifying the performance obligations in the contract;

- determining the transaction price;

- allocating the transaction price to performance obligations in the contract; and

- recognizing revenue when, or as, the Company satisfies performance obligations by transferring the promised services.

The Company derives substantially all of its revenue from the sale of virtual items on the Roblox Platform.

Roblox Platform

The Company operates the Roblox Platform as live services that allow users to play and socialize with others for free. Within the experience, however, users can purchase virtual currency ("Robux") to ultimately obtain virtual items to enhance their social experience. Proceeds from the sale of Robux are initially recorded in deferred revenue and recognized as revenue as a user purchases and uses virtual items. The Company's identified performance obligation is to provide users with the ability to acquire, use, and hold virtual items on the Roblox Platform over the estimated period of time the virtual items are available to the user or until the virtual items are consumed.

Users can purchase Robux as one-time purchases or through monthly subscriptions via payment processors or through prepaid cards. Payments from users are non-refundable and relate to non-cancellable contracts for a fixed price that specify Company's obligations. Revenue is recorded net of taxes assessed by government authorities that are both imposed on and concurrent with specific revenue transactions between the Company and its users, and estimated chargebacks and refunds.

The satisfaction of the Company's performance obligation is dependent on the nature of the virtual item purchased and as a result, the Company categorizes its virtual items as either consumable or durable.

- Consumable virtual items represent items that can be consumed by a specific user action. Common characteristics of consumable virtual items may include items that are no longer displayed on the user's inventory after a short period of time or do not provide the user any continuing benefit following consumption. For the sale of consumable virtual items, the Company recognizes revenue as the items are consumed.

- Durable virtual items represent items which result in a persistent change to a users' character or item set (e.g., virtual hat, pet, or house). These items are generally available to the customer to hold, use, or display for as long as they are on the Roblox Platform. The Company recognizes revenue from the sale of durable virtual items ratably over the estimated period of time the items are available to the user which is estimated as the average lifetime of a paying user.

To separately account for consumable and durable virtual items, the Company specifically identifies each purchase for the majority of virtual items purchased on the Roblox Platform. For the remaining population, the Company estimates the amount of consumable and durable virtual items purchased based on data from specifically identified purchases and the expected behavior of the users within similar experiences. The estimation of consumable and durable virtual items purchased for the population of purchases not specifically identified requires management's judgment as the Company evaluates and estimates the expected behavior of users in the population using information from known purchases in similar experiences.

The average lifetime of a paying user estimate is calculated based on historical monthly retention data for each user cohort to project future participation on the Roblox Platform. Determining the estimated average lifetime of a paying user requires management's judgment as the Company analyzes the most recent trends in player cohort activity and other qualitative factors, including paying user behavior (e.g. impacts due to macroeconomic factors such as COVID-19), existing and new competition from a variety of entertainment resources for our users, the availability of the Roblox Platform across markets and user demographics, and other factors. The Company also considers results from prior analyses in determining the estimated average lifetime of a paying user. The Company believes this estimate is the best representation of the average life of the durable virtual items. The estimated paying user life was 28 months, 28 months, and 23 months as of December 31, 2023, 2022, and 2021, respectively.

As part of the process above, in the first quarter of 2022, the Company updated its estimated paying user life from 23 months to 25 months, which was subsequently updated again to 28 months in the third quarter of 2022, where it stayed for the entire year ended December 31, 2023. Based on the carrying amount of deferred revenue and deferred cost of revenue as of December 31, 2021, these changes in estimates resulted in a decrease in revenue of $344.9 million and a decrease in cost of revenue of $79.3 million during the year ended December 31, 2022.

The Company offers prepaid cards through online and physical retailers, as well as on the Company website. The Company estimates expected breakage by taking into consideration historical patterns of redemption and escheatment laws as applicable.

Principal Agent Considerations

The Company evaluates the sales of Robux via third-party payment processors to determine whether its revenues should be reported gross or net of fees either retained by the payment processor or paid to the developers and creators ("Developer Exchange Fees"). The Company is the principal in the transaction with the end user as a result of controlling, hosting, and integrating the delivery of the virtual items to the end user. The Company records revenue gross as a principal and records fees paid to payment processors as a component of cost of revenue and fees paid to developers and creators as a component of developer exchange fees expense.

Other Revenue

Other revenue primarily consists of revenue from advertising, licenses, and royalties. The Company recognizes revenue based on the performance obligations of the underlying agreements, in an amount that reflects the consideration that the Company expects to be entitled to.

Cost of Revenue—Cost of revenue primarily consists of payment processing fees charged by various distribution channels, as well as costs associated with the printing of prepaid cards.

Deferred Cost of Revenue—The Company defers contract costs that are direct and incremental to obtaining user contracts (i.e., sales of Robux). Deferred cost of revenue consists of payment processing fees charged by third-party payment processors. Payment processing fees are amortized over the estimated period of time the virtual items are available to the user on the Roblox Platform (based on the nature of the virtual item as either consumable or durable) in proportion to the revenue recognized. The Company classifies deferred cost of revenue as short-term or long-term based on when the Company expects to recognize the expense. Deferred cost of revenue is periodically reviewed for impairment.

Concentration of Credit Risk and Significant Customers—Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, long-term investments and accounts receivables. Cash is deposited with high quality financial institutions and may, at times, exceed federally insured limits. Management believes that the financial institutions that hold the Company's cash deposits are financially creditworthy and, accordingly, minimal credit risk exists with respect to those balances. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal interest rate risk. As it relates to cash equivalents, short-term investments, and long-term investments, the Company's investment policy limits the amount of credit exposure in its portfolio by imposing credit rating minimums and limiting purchases by security type and sector.

The Company uses various distribution channels to collect and remit payments from users. As of December 31, 2023 and 2022, one distribution channel accounted for 30% and 37% of our accounts receivable, respectively, while a second distribution channel accounted for 26% and 19% of our accounts receivable, respectively.

For the years ended December 31, 2023, 2022, and 2021, one distribution channel processed 30%, 32%, and 35% of our overall revenue transactions, respectively, and a second distribution channel processed 17%, 18%, and 19% of our overall revenue transactions, respectively.

Fair Value Hierarchy—Assets and liabilities recorded at fair value in the consolidated financial statements are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels, which are directly related to the amount of subjectivity, associated with the inputs to the valuation of these assets or liabilities are as follows:

Level 1—Inputs that are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2—Inputs (other than quoted prices included in Level 1) that are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities and which reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk in its assessment of fair value.

Cash, Cash Equivalents and Restricted Cash—Cash and cash equivalents primarily consisted of cash in hand and money market instruments with maturities of 90 days or less from the date of purchase.

We had no restricted cash balances as of December 31, 2023 and 2022.

Short-Term and Long-Term Investments—Realized gains and losses for all investments are determined using the specific-identification method and are reflected as a component of other income/(expense), net in the consolidated statements of operations.

Debt Securities

Short-term and long-term investments include corporate debt securities, commercial paper, U.S. Treasury securities, U.S. agency securities, foreign government securities, and certificates of deposits. Based on our intentions, all debt investments are classified as available-for-sale and are reported at fair value with unrealized gains and losses recorded as a separate component of other comprehensive income, net of tax. The Company determines the appropriate classification of its investments as short-term or long-term at the time of purchase and reevaluates such determination at each reporting period based on their respective maturity dates and the Company's reasonable expectation with regard to those investments (e.g. expectations of future sales or redemptions).

For debt securities in an unrealized loss position, we first consider whether we intend to or it is more likely than not that we will be required to sell the individual security prior to recovery of its amortized cost basis and if so, we adjust the carrying value of security down to its fair value, with the amount of the write-down recorded as a realized loss within other income/(expense), net.

Otherwise, we determine whether a decline in fair value is attributable to a partial or full credit loss by reviewing factors such as the extent to which the fair value is less than the amortized cost basis, changes in interest rates since the purchase of the security, the financial condition of the issuer, including changes in credit ratings, the remaining payment terms of the security, as well as any adverse conditions specifically related to the security, the issuer's industry or its geographic area. If a credit loss exists, we adjust the carrying value by recording expense within other income/(expense), net equal to the amount of the credit loss, with such amount limited to the amount of the unrealized loss. Subsequent recoveries of fair value originally attributed to a credit loss are subsequently recognized as income within other income/(expense), net. Finally, any unrealized loss not deemed to be attributable to a credit loss is recognized as component of other comprehensive income/(loss), net of tax.

For purposes of identifying and measuring credit losses, the Company excludes any related accrued interest from both the fair value and amortized cost basis of the investment. Accrued interest receivable, net of the allowance for credit losses (if any), is recorded as a component of prepaid expenses and other current assets in our consolidated financial statements.

Equity Securities with Readily Determinable Fair Value

Short-term investments include mutual fund investments related to the Company's nonqualified deferred compensation plan, which are held in a rabbi trust. The Company classifies these investments as trading securities as the rabbi trust actively manages the asset allocation to match the participants' hypothetical fund allocations. The Company considers investments held in the rabbi trust to be restricted given their withdrawal and general use is legally restricted.

All equity investments are reported at fair value, with unrealized gains and losses recorded within other income/(expense), net in our consolidated statement of operations.

Accounts Receivable and Related Allowances—Accounts receivable represent amounts due to us based on contractual obligations with our customers. Payments made by the Company's users are collected by payment processors and remitted to the Company generally within 30 days of invoicing. The Company maintains allowances for potential credit losses when deemed necessary. The Company has not experienced any material credit losses to date. In cases where the Company is aware of circumstances that may impair a specific customer's ability to meet its financial obligations, it records a specific allowance as a reduction to the accounts receivable balance to reduce it to its net realizable value. In addition, the Company holds a reserve for chargebacks and refunds based on historical data and current trends and projections. Specific allowances, chargeback, and refund reserves have not been material for any of the periods presented.

Property and Equipment—Net—Property and equipment are recorded at historical cost less accumulated depreciation and amortization. Depreciation and amortization are recorded on a straight line basis over the estimated useful lives of the respective assets. Repair and maintenance costs are expensed as incurred. The estimated useful life for each asset category is as follows:

Property and Equipment	Estimated Useful Life
Servers and related equipment	5 years
Computer hardware and software	2 - 5 years
Furniture and fixtures	2 years
Leasehold improvements	Shorter of remaining lease term or estimated useful life

Goodwill and Intangible Assets—Goodwill represents the excess of the purchase price over the fair value of net assets acquired in a business combination and is allocated to reporting units expected to benefit from the business combination. Goodwill is not amortized but rather tested for impairment annually in the fourth quarter, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. When conducting our annual goodwill impairment assessment, we perform a quantitative evaluation by comparing the estimated fair value of our single reporting unit, determined using the Company's market capitalization as of the testing date, to its carrying value. Goodwill impairment is recognized when the quantitative assessment results in the carrying value exceeding the fair value, in which case an impairment charge is recorded to the extent the carrying value exceeds the fair value. There were no impairment charges to goodwill during any of the periods presented.

Intangible assets with finite lives are carried at cost, less accumulated amortization. Intangible assets with finite lives are generally amortized on a straight-line basis over the estimated useful life of the respective asset, generally up to 5 years, or in the case of acquired patents, up to 10 years.

Business Combinations and Asset Acquisitions —To determine whether a transaction is accounted for as an asset acquisition or business combination, the Company applies a screen test to evaluate if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. If the screen test does not result in substantially all of the fair value concentrated in a single identifiable asset or group of similar identifiable assets, the Company performs a second test to evaluate whether the assets and activities transferred include inputs and substantive processes that together, significantly contribute to the ability to create outputs, which would constitute a business. If the result of the second test indicates that the acquired assets and activities constitute a business, the Company accounts for the transaction as a business combination.

For business combinations, the purchase consideration is allocated to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their respective estimated fair values. The excess of the fair value of purchase consideration over their fair values is recorded as goodwill. The Company's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable, and as a result, actual results may differ from estimates. As a result, during the measurement period, which may be up to one year following the acquisition date, if new information is obtained about facts and circumstances that existed as of the acquisition date, the Company may record adjustments to the fair value of these assets and liabilities, with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded within the accompanying consolidated statements of operations.

The Company accounts for a transaction as an asset acquisition when substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, or otherwise does not meet the definition of a business. Asset acquisition-related costs are capitalized as part of the asset or assets acquired.

Software Development Costs—The Company incurs costs related to developing the Roblox Platform and related support systems. The Company capitalizes development costs when preliminary development efforts are successfully completed, management has authorized and committed project funding, and it is probable that the project will be completed and the software will be used as intended. Development costs meeting the Company's capitalization criteria were not material during the periods presented.

Impairment of Long-Lived Assets—The Company periodically evaluates the carrying value of long-lived assets to be held and used when indicators of impairment exist. The carrying value of a long-lived asset to be held and used is considered impaired when the estimated separately identifiable undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than the carrying value of the asset. In that event, an impairment loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset.

Significant judgment is required to estimate the amount and timing of future cash flows and the relative risk of achieving those cash flows. Assumptions and estimates about future values and remaining useful lives are complex and often subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in the Company's business strategy and internal forecasts.

Developer Exchange Fees Expense —The Company has established an incentive program for developers and creators to build and operate virtual experiences within the Roblox environment. Developers and creators can earn Robux through the sale of access to their experiences and enhancements in their experiences, the sale of content and tools between developers through the Creator Store, and the sale of items to users through the Marketplace. Developers can also earn Robux through our engagement-based reward program that rewards developers based on the share of time that Roblox Premium subscribers engage in their experience. Under certain conditions, and in compliance with applicable law, these developers and creators are eligible to receive a cash payout based on the amount of accumulated earned Robux through our Developer Exchange Program. In order to be qualified for our Developer Exchange Program and eligible to exchange earned Robux for real-world currency, developers and creators must meet certain conditions, such as having earned the minimum amount of Robux required to qualify for the program, a verified developer account, and an account in good standing. On January 31, 2022, we reduced the minimum amount of earned Robux required to qualify for the program from 100,000 Robux to 50,000 Robux and subsequently on January 31, 2023, we further reduced the minimum requirement from 50,000 Robux to 30,000 Robux.

The Company recognizes the expense associated with the Developer Exchange Program as Robux are earned by developers and creators that are qualified and registered in the Developer Exchange Program.

Infrastructure and Trust & Safety Expense—Infrastructure and trust & safety expense consists primarily of expenses related to the operation of our data centers and technical infrastructure in order to deliver our Platform to our users and are expensed as incurred. Infrastructure expenses also include personnel costs and allocated overhead for employees and team members whose primary responsibilities relate to supporting our infrastructure and trust & safety initiatives.

Research and Development Cost— Research and development costs consist primarily of personnel costs and allocated overhead and are expensed as incurred. Research and development costs also include expenses associated with our Game Fund program, which funds certain developers up front to develop new types of experiences for the Platform.

Stock-Based Compensation Expense—The Company measures and recognizes stock-based compensation expense for all stock-based awards, including stock options, unregistered restricted stock awards ("RSAs"), restricted stock units ("RSUs"), and performance stock units ("PSUs") granted to employees, directors, and non-employees, and stock purchase rights granted under the 2020 ESPP to employees, based on the estimated grant date fair value of the awards.

The fair value of each stock option and stock purchase right granted is estimated using the Black-Scholes option-pricing model and is recognized as compensation expense on a straight-line basis over the requisite service period of the awards. The Black-Scholes option pricing model requires certain subjective inputs and assumptions, including the fair value of the Company's Class A common stock, the expected term, risk-free interest rates, expected stock price volatility, and expected dividend yield of our Class A common stock. The assumptions used to determine the fair value of the option awards represent management's best estimates. These estimates involve inherent uncertainties and the application of management's judgment. These assumptions and estimates are as follows:

- Fair value of Class A common stock— Prior to the Direct Listing, the fair value of the shares of Class A common stock underlying the stock options and RSUs has historically been determined by the Company's Board of Directors along with management as there was no public market for the underlying common stock. The Company's Board of Directors along with management determined the fair value of the Company's common stock by considering a number of objective and subjective factors including: contemporaneous third-party valuations of its common stock, the valuation of comparable companies, sales of the Company's common and convertible preferred stock to outside investors in arms-length transactions, the Company's operating and financial performance, the lack of marketability, and the general and industry specific economic outlook, amongst other factors. After the completion of the Direct listing, the fair value of the Company's Class A common stock is determined based on the NYSE closing price on the date of grant.

- Expected term—The expected term represents the period that stock-based awards are expected to be outstanding. The expected term assumptions are determined based on the vesting terms, estimated exercise behavior, post-vesting cancellations and contractual lives of the awards.

- Risk-free interest rates—The risk-free interest rate is based on the implied yields in effect at the time of the grant of U.S. Treasury notes with terms approximately equal to the expected term of the award.

- Expected stock price volatility— Prior to the Direct Listing, the Company used the historical volatility of the Class A common stock price of similar publicly-traded peer companies. After the completion of the Direct Listing, the Company continues to use the historical volatility of the stock price of similar publicly traded peer companies since it has not established sufficient public trading history.

- Expected dividend yield—The Company utilizes a dividend yield of zero, as it has no history or plan of declaring dividends on its common stock.

RSUs granted by the Company prior to March 2021 vest upon the satisfaction of both a service-based vesting condition, which is typically four years, and a liquidity event-related performance vesting condition. The liquidity event-related performance vesting condition was satisfied on March 2, 2021 (the "Effective Date") and the Company recorded a cumulative stock-based compensation expense as of the Direct Listing date for those RSUs for which the service-based vesting condition has been satisfied. Stock-based compensation related to the remaining service-based period after the liquidity event-related performance vesting condition was satisfied is recorded over the remaining requisite service period using the accelerated attribution method. For RSUs granted subsequent to the Direct Listing, we recognize stock-based compensation expense based on grant date fair value on a straight-line basis over the requisite service period for the entire award. The grant date fair value of our Class A common stock associated with our RSUs granted subsequent to the Direct Listing is determined based on the NYSE closing price on the date of grant.

In February 2021, the Leadership Development and Compensation Committee of the Company's Board of Directors granted the CEO a Long-Term Performance Award ("CEO Long-Term Performance Award"), an RSU award that includes a service and a market condition. The fair value of the CEO Long-Term Performance Award was determined using a Monte Carlo simulation model. The fair value of the common stock underlying the award was determined by the Company's Board of Directors along with management by considering a number of objective and subjective factors. The Company estimated the expected term based on the time period from the valuation date to the end of the performance period. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero-coupon U.S. Treasury notes. The expected volatility is derived from the historical stock volatility of selected peers over a period equivalent to the expected term of the CEO Long-Term Performance Award. The associated stock-based compensation is recorded over the derived service period, using the accelerated attribution method. If the stock price goals are met sooner than the derived service period, the Company will adjust the stock-based compensation expense to reflect the cumulative expense associated with the vested portion of the CEO Long-Term Performance Award. Provided that David Baszucki continues to be the CEO of the Company, stock-based compensation expense is recognized over the derived service period, regardless of whether the stock price goals are achieved.

The Company records forfeitures when they occur for all stock-based awards.

Advertising Expense—Costs for advertising are primarily expensed as incurred and are included in sales and marketing expense in our consolidated statement of operations. Advertising costs totaled $38.3 million, $36.2 million, and $26.8 million during the years ended December 31, 2023, 2022, and 2021, respectively.

Basic and Diluted Net Loss Per Common Share—For the year ended December 31, 2021, basic and diluted net loss per share attributable to common stockholders is computed in conformity with the two-class method required for participating securities. The Company considers all series of its convertible preferred stock to be participating securities as the holders of such stock have the right to receive nonforfeitable dividends on a pari passu basis in the event that a dividend is paid on common stock. Under the two-class method, the net loss attributable to common stockholders is not allocated to the convertible preferred stock as the preferred stockholders do not have a contractual obligation to share in the Company's losses.

For all years presented, basic net loss per share is computed by dividing net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted net loss per share is computed by giving effect to all potentially dilutive common stock equivalents to the extent they are dilutive. For purposes of this calculation, convertible preferred stock, stock options, RSUs, RSAs, convertible preferred stock warrants, and common stock warrants, as applicable, are considered to be common stock equivalents but have been excluded from the calculation of diluted net loss per share attributable to common stockholders as their effect is anti-dilutive for all periods presented.

Income Taxes—The Company accounts for income taxes using the asset and liability method. Deferred income taxes are recognized by applying enacted statutory tax rates applicable to future years to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefit for which the future realization is uncertain.

The tax effects of a position are recognized only if it is more likely than not to be sustained based solely on its technical merits as of the reporting date. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments.

Leases—The Company accounts for lessee and lessor arrangements as follows:

Lessee Arrangements

The Company leases facilities under non-cancellable operating lease agreements. These leases have varying terms up to 12 years and generally contain leasehold improvement incentives, rent holidays, and escalation clauses. In addition, some of these leases have renewal options for up to five years after expiration of the initial term. The Company determines if an arrangement contains a lease at inception. The Company determines if a contract contains a lease based on whether we have the right to obtain substantially all of the economic benefits from the use of an identified asset and whether we have the right to direct the use of an identified asset in exchange for consideration.

Operating lease right-of-use ("ROU") assets represent our right to use an underlying asset for the lease term. Operating lease liabilities represent our obligation to make lease payments arising from the lease at the commencement date and are recognized based on the present value of lease payments over the lease term at the lease commencement date. Operating lease ROU assets are recognized as the lease liability, adjusted for lease incentives received, initial direct costs, and prepayments made, if any.

In determining the present value of lease payments, the Company discounts future lease payments using its incremental borrowing rate ("IBR") since the implicit rate in our various leases is unknown. The IBR represents the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term at an amount equal to the lease payments in a similar economic environment. The Company utilizes a market-based approach to estimate the IBR, which requires significant judgment. The Company primarily considers the current economic environment, lease term and currency in which the lease is denominated, as well as (i) yields on corporate bond with a credit rating similar to the Company; (ii) yields on our outstanding unsecured debt; and (iii) indicative pricing on both secured and unsecured debt received from potential lenders (if any). Certain lease agreements include options to renew or early terminate the lease, and we include such extension periods when it is reasonably certain that they will be exercised and include such periods beyond the early termination date when it is reasonably certain the early terminations will not be exercised.

Lease expense is recognized on a straight-line basis over the lease term.

Variable lease payments are expensed when the underlying uncertainty is resolved, which is generally when the obligation for those costs are incurred and are excluded from the measurement of the right-of-use assets and lease liabilities. Variable lease payments primarily include common-area maintenance, utilities, taxes or other operating costs, which are generally based on a percentage of actual expenses incurred or a fluctuating rate which is unknown at the inception of the contract.

Leases with an initial term of 12 months or less ("short-term leases") are not recognized on the balance sheet. The Company recognizes lease expense for short-term leases on a straight-line basis over the lease term. The Company does not account for lease components (e.g., fixed payments including rent) separately from the non-lease components (e.g., common-area maintenance costs).

Lessor Arrangements

We do not separate lease components from non-lease components and therefore allocate the entire consideration in our contracts to the lease components. All of the lease and non-lease components qualify for accounting under *ASC Topic 842 Leases*.

Recent Accounting Pronouncements

Accounting Pronouncements Recently Adopted

In October 2021, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2021-08, "*Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers*". Under ASU 2021-08, an acquirer must recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606, as if it had originated the contracts. Prior to this ASU, an acquirer generally recognized contract assets acquired and contract liabilities assumed that arose from contracts with customers at fair value on the acquisition date. The Company adopted the ASU on January 1, 2023 and the adoption did not have a material impact on the Company's consolidated financial statements.

Recent Accounting Pronouncements Not Yet Adopted

In November 2023, the FASB issued ASU 2023-07, "*Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures,*" which requires public entities to disclose expanded information about their reportable segment(s)' significant expenses and other segment items on an interim and annual basis. The ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The ASU is required to be applied retrospectively to all prior periods presented in the financial statements once adopted. The Company is evaluating the disclosure requirements related to the new standard.

In December 2023, the FASB issued ASU 2023-09, "*Income Taxes (Topic 740): Improvements to Income Tax Disclosures,*" which requires public entities to disclose specific tax rate reconciliation categories, as well as income taxes paid disaggregated by jurisdiction, amongst other disclosure enhancements. The ASU is effective for financial statements issued for annual periods beginning after December 15, 2024, with early adoption permitted. The ASU can be adopted on a prospective or retrospective basis. The Company is evaluating the disclosure requirements related to the new standard.

2. Revenue from Contracts with Customers

Disaggregation of Revenue

The following table summarizes revenue by region based on the billing country of users (in thousands, except percentages):

	Year Ended December 31,					
	2023		**2022**		**2021**	
	Amount	**Percentage of Revenue**	**Amount**	**Percentage of Revenue**	**Amount**	**Percentage of Revenue**
United States and Canada [(1)]	$ 1,803,812	64%	$ 1,465,955	66%	$ 1,298,938	68%
Europe	505,633	18	404,431	18	357,656	19
Asia-Pacific, including Australia and New Zealand	286,930	10	204,261	8	145,464	7
Rest of world	202,899	7	150,405	7	117,123	6
Total	$ 2,799,274	100%	$ 2,225,052	100%	$ 1,919,181	100%

(1) The Company's revenues in the U.S. were 60%, 62%, and 63% of consolidated revenues for each of the years ended December 31, 2023, 2022, and 2021, respectively.

No individual country, other than the United States, exceeded 10% of the Company's total revenue for any period presented.

Durable virtual items accounted for 91%, 90%, and 89% of virtual item-related revenue in the years ended December 31, 2023, 2022, and 2021, respectively. Consumable virtual items accounted for 9%, 10%, and 11% of virtual item-related revenue in the years ended December 31, 2023, 2022, and 2021, respectively.

Deferred Revenue

The Company receives payments from its users based on the payment terms established in its contracts. Such payments are initially recorded to deferred revenue and are recognized into revenue as the Company satisfies its performance obligations. The aggregate amount of revenue allocated to unsatisfied performance obligations is included in our deferred revenue balances.

The increase in deferred revenue for the year ended December 31, 2023 was driven by sales during the period exceeding revenue recognized from the satisfaction of our performance obligations, which includes the revenue recognized during the period that was included in the current portion of deferred revenue at the beginning of the period. During the year ended December 31, 2023, we recognized all of the revenue that was included in the $1,941.9 million current deferred revenue balance as of December 31, 2022.

3. Leases

The Company has operating leases for real estate and co-located data centers. The components of lease expense were as follows (in thousands):

	Year Ended December 31,		
	2023	**2022**	**2021**
Operating lease expense	$ 139,482	$ 90,933	$ 53,442
Variable and short-term lease expense	$ 31,655	$ 11,586	$ 3,860

As of December 31, 2023, and December 31, 2022, we had short-term operating lease liabilities totaling $111.3 million and $73.2 million, respectively, included within accrued expenses and other current liabilities on our consolidated balance sheets.

The following table presents future lease payments under the Company's non-cancellable operating leases as of December 31, 2023 (in thousands):

Year ending December 31,	
2024	$ 97,524
2025	146,863
2026	133,076
2027	112,626
2028	96,542
Thereafter	421,443
Total lease payments	$ 1,008,074
Less: imputed interest [1]	(250,275)
Present value of lease liabilities	$ 757,799

(1) Calculated using each lease's incremental borrowing rate.

In addition, the Company has executed operating leases for real estate and co-located data centers which have not commenced as of December 31, 2023. The non-cancellable lease payments for these leases totaled $188.0 million as of December 31, 2023, with lease terms ranging between 7 to 10 years.

The following table presents the weighted average remaining lease term and discount rates as of December 31, 2023, and December 31, 2022:

	As of December 31,	
	2023	**2022**
Weighted average remaining lease term (years)	7.9	7.8
Weighted average discount rate	6.3 %	5.5 %

Supplemental cash and noncash information related to operating leases is as follows (in thousands):

| | Year ended December 31, | | |
	2023	2022	2021
Cash paid for amounts included in the measurement of lease liabilities[1]	$ 105,337	$ 70,515	$ 52,942
Lease liabilities arising from obtaining new right-of-use assets (noncash)	$ 256,500	$ 373,844	$ 70,068

(1) The years ended December 31, 2023, 2022, and 2021 excludes $16.6 million, $1.8 million, and $9.1 million, respectively, of leasehold incentives received from the landlord.

On February 11, 2023, the Company executed a sublease as sub-lessor pursuant to which it subleased a total of approximately 78,911 square feet of its San Mateo, California corporate headquarters (the "San Mateo Headquarters") to the sub-lessee for a lease term of approximately four years (the "2023 Sub-Lessor Agreement"). The total lease payments due to the Company under the 2023 Sub-Lessor Agreement are $22.2 million over the lease term and the Company provided possession to the sub-lessee to one of the floors in the second quarter of 2023 and the remaining floor in the third quarter of 2023.

As a result of the 2023 Sub-Lessor Agreement, the Company recognized a $7.0 million impairment loss within general and administrative expenses in its consolidated financial statements during the year ended December 31, 2023, which included $4.8 million related to the San Mateo Headquarters' operating lease right-of-use asset and $2.2 million related to property and equipment, net associated with the San Mateo Headquarters.

4. Cash Equivalents and Investments

Financial Assets

The following is a summary of the Company's cash equivalents and short-term and long-term investments (in thousands):

| | As of December 31, 2023 | | | | | | |
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Cash Equivalents	Short-Term Investments	Long-Term Investments
Debt Securities							
Level 1							
Money market funds	$ 614,888	$ —	$ —	$ 614,888	$ 614,888	$ —	$ —
U.S. Treasury securities	1,692,700	2,007	(2,547)	1,692,160	—	1,155,218	536,942
Subtotal	2,307,588	2,007	(2,547)	2,307,048	614,888	1,155,218	536,942
Level 2							
U.S. agency securities	286,007	27	(197)	285,837	—	137,151	148,686
Foreign government securities	12,866	74	(28)	12,912	—	1,489	11,423
Commercial paper	184,465	—	—	184,465	14,827	169,638	—
Corporate debt securities	396,171	1,992	(1,234)	396,929	—	50,581	346,348
Subtotal	879,509	2,093	(1,459)	880,143	14,827	358,859	506,457
Total Debt Securities	$ 3,187,097	$ 4,100	$ (4,006)	$ 3,187,191	$ 629,715	$ 1,514,077	$ 1,043,399
Equity Securities							
Level 1							
Mutual funds [1]				$ 731	$ —	$ 731	$ —
Total Equity Securities				$ 731	$ —	$ 731	$ —
Total Investments	$ 3,187,097	$ 4,100	$ (4,006)	$ 3,187,922	$ 629,715	$ 1,514,808	$ 1,043,399

(1) The equity securities relate to the Company's nonqualified deferred compensation plan and are held in a rabbi trust. Refer to Note 14, "Employee and Director Benefits", to the notes to the consolidated financial statements for more information.

	As of December 31, 2022						
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Cash Equivalents	Short-Term Investments	Long-Term Investments
Debt Securities							
Level 1							
Money market funds	$ 1,903,880	$ —	$ —	$ 1,903,880	$ 1,903,880	$ —	$ —
Total Investments	$ 1,903,880	$ —	$ —	$ 1,903,880	$ 1,903,880	$ —	$ —

As of December 31, 2023, all of the Company's short-term debt investments have contractual maturities of one year or less and all of the Company's long-term debt investments have contractual maturities of between one and three years.

Changes in market interest rates, credit risk of borrowers and overall market liquidity, amongst other factors, may cause our short-term and long-term debt investments to fall below their amortized cost basis, resulting in unrealized losses. For those debt securities in an unrealized loss position as of December 31, 2023, the unrealized losses were primarily driven by increases in interest rates following the date of purchase and the Company does not intend to sell, nor is it more likely than not it will be required to sell, such securities before recovering the amortized cost basis.

The following table presents fair values and gross unrealized losses, aggregated by investment category and the length of time that individual securities have been in a continuous loss position (in thousands):

	As of December 31, 2023					
	Less Than 12 Months		12 Months or Greater		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury securities	$ 486,424	$ (2,547)	$ —	$ —	$ 486,424	$ (2,547)
U.S. agency securities	182,475	(197)	—	—	182,475	(197)
Foreign government securities	7,374	(28)	—	—	7,374	(28)
Corporate debt securities	240,913	(1,234)	—	—	240,913	(1,234)
Total	$ 917,186	$ (4,006)	$ —	$ —	$ 917,186	$ (4,006)

5. Acquisitions

Speechly, Inc.

On September 18, 2023 (the "Speechly Acquisition Date"), the Company acquired all outstanding equity interests of Speechly, Inc. and its wholly owned Finnish subsidiary Speechly Oy (together, "Speechly"). Speechly is a privately held company, that operates a speech recognition software focused on voice moderation. The acquisition has been accounted for as a business combination. The consideration totaled $10.1 million, which included (i) $4.8 million of cash paid on the Speechly Acquisition Date and (ii) $5.3 million of cash held back until certain post-acquisition conditions are satisfied.

The following table summarizes the Company's preliminary allocation of the purchase consideration based on the fair value of assets acquired and liabilities assumed at the Speechly Acquisition Date (in thousands):

	September 18, 2023
Cash and cash equivalents	$ 970
Other current assets acquired	111
Intangible assets, net	
Developed technology, useful life of five years	2,800
Goodwill	7,536
Other current liabilities assumed	$ (1,117)
Other long-term liabilities assumed	(182)
Total purchase price	$ 10,118

Goodwill is attributable to the assembled workforce and anticipated synergies arising from the acquisition. The goodwill recognized is not expected to be deductible for income tax purposes.

Byfron Technologies, LLC Acquisition

On October 11, 2022 (the "Byfron Acquisition Date"), the Company acquired all outstanding equity interests of Byfron Technologies, LLC ("Byfron"), a privately-held company that operates a security and anti-cheat software for game publishers. The acquisition has been accounted for as a business combination. The consideration totaled $9.6 million, which included $2.0 million of cash to be held back for 18 months following the Byfron Acquisition Date. The aggregate purchase consideration comprised of the following (in thousands):

	Fair Value
Cash paid	$ 7,603
Cash holdback	2,000
Total purchase price	$ 9,603

In connection with the acquisition, the Company also entered into agreements with the Byfron founders, which provide them $9.6 million over a three year service period following the Byfron Acquisition Date, subject to their continued service with the Company during that period. The agreements were determined to primarily benefit the Company and were recognized separate from the business combination. The expense associated with these agreements is being recognized ratably over the requisite service period of three years as a component of research and development expense.

The following table summarizes the Company's allocation of the purchase consideration based on the fair value of assets acquired and liabilities assumed at the Byfron Acquisition Date (in thousands):

	October 11, 2022
Cash and cash equivalents	$ 380
Goodwill	3,882
Identified intangible assets	5,500
Other assets	169
Other current liabilities	$ (328)
Total purchase price	$ 9,603

The following table presents details of the identifiable assets acquired (in thousands, except estimated useful life):

	Carrying Amount	Estimated Useful Life (Years)
Developed technology	$ 5,500	5
Total	$ 5,500	

Goodwill is primarily attributable to the assembled workforce and anticipated synergies arising from the acquisition. The goodwill recorded in the acquisition is expected to be deductible for income tax purposes.

Hamul, Inc. Acquisition

On April 1, 2022 (the "Hamul Acquisition Date"), the Company acquired all outstanding equity interests of Hamul, Inc. ("Hamul") a privately-held company that provides a platform for connecting gaming communities. The acquisition has been accounted for as a business combination. The fair value of the consideration transferred was $19.3 million, which consisted of $9.2 million paid in cash and 0.4 million shares of Class A common stock with a fair value of $4.0 million. The aggregate purchase consideration was comprised of the following (in thousands):

	Fair Value
Cash paid	$ 9,185
Common stock issued	4,009
Replacement awards attributable to pre-acquisition service	6,129
Total purchase price	$ 19,323

In connection with the acquisition, the Company entered into a stock-based consideration revesting agreement with the Hamul founders. The portion of the fair value of the common stock associated with pre-acquisition service of the Hamul founders represented a component of the total purchase consideration, as presented above. The remaining fair value of $7.6 million of these issued shares was excluded from the purchase price. These shares, which are subject to the recipients' continued service with the Company, are being recognized ratably as stock-based compensation expense as a component of research and development expense over the requisite service period of three years following the Hamul Acquisition Date.

The total purchase consideration was allocated to the tangible and intangible assets acquired, and liabilities assumed, based upon their respective fair values as of the date of the acquisition. Management determined the fair values based on a number of factors. The excess of the purchase price over the net assets acquired was recorded as goodwill. Goodwill is attributable to the assembled workforce and anticipated synergies arising from the acquisition. The goodwill recognized is not expected to be deductible for income tax purposes.

The following table summarizes the Company's allocation of the purchase consideration based on the fair value of assets acquired and liabilities assumed at the Hamul Acquisition Date (in thousands):

	April 1, 2022
Cash and cash equivalents	$ 3,020
Goodwill	12,382
Identified intangible assets	4,500
Deferred tax liabilities	(579)
Total purchase price	$ 19,323

The following table presents details of the identifiable assets acquired (in thousands, except estimated useful life):

	Carrying Amount	Estimated Useful Life (Years)
Developed technology	$ 4,500	5
Total	$ 4,500	

Guilded Acquisition

On August 16, 2021 (the "Guilded Acquisition Date"), the Company acquired all outstanding equity interests of Guilded, Inc., ("Guilded"), a privately-held company that operates a communications platform for connecting gaming communities. The acquisition has been accounted for as a business combination. The fair value of the consideration transferred was $77.6 million, which consisted of $46.3 million paid in cash and 0.5 million shares of Roblox's Class A common stock with a fair value of $31.3 million. The aggregate purchase consideration for Guilded was comprised of the following (in thousands):

	Fair Value
Cash paid	$ 46,285
Roblox Class A common stock issued	22,744
Replacement awards attributable to pre-acquisition service	8,530
Total purchase price	$ 77,559

The acquisition-related costs were not material and were recorded as general and administrative expenses in the Company's consolidated statements of operations for the year ended December 31, 2021.

In connection with the acquisition, the Company entered into a stock-based consideration revesting agreement with the Guilded founder. The portion of the fair value of the common stock associated with pre-acquisition service of the Guilded founder represented a component of the total purchase consideration, as presented above. The remaining fair value of $8.5 million of these issued shares was excluded from the purchase price. These shares, which are subject to the recipients' continued service with the Company, are being recognized ratably as stock-based compensation expense as a component of research and development expense over the requisite service period of three years.

The total purchase consideration of the Guilded acquisition was allocated to the tangible and intangible assets acquired, and liabilities assumed, based upon their respective fair values as of the date of the acquisition. Management determined the fair values based on a number of factors, including a valuation from an independent third-party valuation firm. The excess of the purchase price over the net assets acquired was recorded as goodwill. Goodwill is attributable to the assembled workforce and anticipated synergies arising from the acquisition. The goodwill recorded in the acquisition is not deductible for income tax purposes.

The following table summarizes the Company's allocation of the purchase consideration based on the fair value of assets acquired and liabilities assumed at the Guilded Acquisition Date (in thousands):

	August 16, 2021
Cash and cash equivalents	$ 593
Goodwill	58,503
Identified intangible assets	19,600
Deferred tax liabilities	(999)
Accrued expenses and other current liabilities	(138)
Total purchase price	$ 77,559

The following table presents details of the identifiable intangible assets acquired at the Guilded Acquisition Date (in thousands, except estimated useful life):

	Carrying Amount	Estimated Useful Life (Years)
Developed technology	$ 19,100	5
Trade name	500	5
Total	$ 19,600	

Other Acquisitions

During the year ended December 31, 2021, the Company completed two individually immaterial acquisitions. These transactions were accounted for as asset acquisitions as they did not meet the definition of a business. The acquired assets consisted entirely of assembled workforce and had a fair value of $8.5 million with an estimated useful life of 3 years. The aggregate purchase consideration consisted of $8.5 million, paid in cash.

All of the acquisitions described above are not material to the Company for the periods presented and therefore pro forma information has not been presented.

6. Goodwill and Intangible Assets

Goodwill

The following table represents the changes to goodwill from December 31, 2021 to December 31, 2023 (in thousands):

	Carrying Amount
Balance as of December 31, 2021	$ 118,071
Additions from acquisitions	16,264
Balance as of December 31, 2022	$ 134,335
Additions from acquisitions	7,536
Foreign currency translation adjustments	258
Balance as of December 31, 2023	$ 142,129

There are no accumulated impairment losses for any period presented.

Intangible Assets

The following tables present details of the Company's finite-lived intangible assets as of December 31, 2023 and December 31, 2022 (in thousands):

	As of December 31, 2023		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Developed technology	$ 75,455	$ (39,411)	$ 36,044
Patents	14,200	(650)	13,550
Assembled workforce	10,000	(7,374)	2,626
Trade name	500	(233)	267
Total intangible assets	$ 100,155	$ (47,668)	$ 52,487

	As of December 31, 2022		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Developed technology	$ 72,059	$ (24,240)	$ 47,819
Assembled workforce	10,000	(4,042)	5,958
Trade name	500	(133)	367
Total intangible assets	$ 82,559	$ (28,415)	$ 54,144

The above tables do not include $0.6 million of indefinite lived intangible assets as of December 31, 2023 and December 31, 2022.

As of December 31, 2023, the weighted-average remaining useful lives of our finite-lived intangible assets were 2.4 years for developed technology, 8.7 years for patents, 0.8 years for assembled workforce, 2.7 years for trade names, and 3.2 years in total, for all finite-lived intangible assets.

Amortization expense related to our finite-lived intangible assets was $19.3 million, $16.4 million, and $10.8 million for the years ended December 31, 2023, 2022, and 2021, respectively.

Expected future amortization expenses related to the intangible assets as of December 31, 2023 are as follows (in thousands):

Year ending December 31:		
2024	$	18,954
2025		15,727
2026		6,692
2027		3,129
2028		1,934
Thereafter		6,051
Total remaining amortization	$	52,487

7. Other Balance Sheet Components

Prepaid expenses and other current assets

Prepaid expenses and other current assets consisted of the following (in thousands):

	As of December 31,			
	2023		2022	
Prepaid expenses	$	48,555	$	45,173
Accrued interest receivable		14,697		6,026
Other current assets		11,297		10,442
Total prepaid expenses and other current assets	$	74,549	$	61,641

Property and equipment, net

Property and equipment, net, consisted of the following (in thousands):

	As of December 31,			
	2023		2022	
Servers and related equipment and software	$	914,989	$	741,418
Computer hardware and software licenses		43,732		23,647
Furniture and fixtures		520		446
Leasehold improvements		101,785		69,311
Construction in progress		77,043		24,306
Total property and equipment		1,138,069		859,128
Less accumulated depreciation and amortization		(442,709)		(266,782)
Property and equipment—net	$	695,360	$	592,346

Construction in progress primarily relates to leasehold improvements for the Company's leased office buildings and network equipment infrastructure to support the Company's data centers.

Depreciation and amortization expense of property and equipment was $188.9 million, $113.7 million, and $64.9 million for years ended December 31, 2023, 2022, and 2021, respectively.

Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following (in thousands):

	As of December 31,		
	2023		2022
Accrued operating expenses	$ 51,921	$	80,122
Short term operating lease liabilities	111,293		73,235
Accrued interest on the 2030 Notes	6,458		6,458
Taxes payable	59,632		49,361
Accrued compensation and other employee related liabilities	32,125		21,003
Other current liabilities	9,692		5,827
Total accrued expenses and other current liabilities	$ 271,121	$	236,006

8. Debt

2030 Notes

On October 29, 2021, the Company issued $1.0 billion aggregate principal amount of its 3.875% Senior Notes due 2030 (the "2030 Notes"). The 2030 Notes mature on May 1, 2030. The 2030 Notes bear interest at a rate of 3.875% per annum. Interest on the 2030 Notes is payable semi-annually in arrears on May 1 and November 1 of each year, commencing on May 1, 2022.

The aggregate proceeds from offering of the 2030 Notes were approximately $987.5 million, after deducting lenders costs and other issuance costs incurred by the Company. The issuance costs of $12.5 million are amortized into interest expense using the effective interest method over the term of the 2030 Notes.

The Company may voluntarily redeem the 2030 Notes, in whole or in part, under the following circumstances:

(1) at any time prior to November 1, 2024, the Company may on any one or more occasions redeem up to 40% of the aggregate principal amount of the 2030 Notes at a redemption price of 103.875% of the principal amount including accrued and unpaid interest, if any, with the net cash proceeds of certain equity offerings; provided that (1) at least 50% of the aggregate principal amount of 2030 Notes originally issued remains outstanding immediately after the occurrence of such redemption (excluding 2030 Notes held by the Company and its subsidiaries); and (2) the redemption occurs within 180 days of the date of the closing of such equity offerings.

(2) on or after November 1, 2024, the Company may redeem all or a part of the 2030 Notes at the following redemption prices (expressed as percentages of principal amount), plus accrued and unpaid interest, if any, to, but excluding, the applicable redemption date:

Year	Percentage
2024	101.938 %
2025	100.969 %
2026 and thereafter	100.000 %

(3) at any time prior to November 1, 2024, the Company may redeem all or a part of the 2030 Notes at a redemption price equal to 100% of the principal amount of 2030 Notes redeemed, including accrued and unpaid interest, if any, plus the applicable "make-whole" premium set forth in the indenture governing the 2030 Notes (the "Indenture") as of the date of such redemption; and

(4) in connection with any tender offer for the 2030 Notes, including an offer to purchase (as defined in the Indenture), if holders of not less than 90% in aggregate principal amount of the outstanding 2030 Notes validly tender and do not withdraw such notes in such tender offer and the Company (or any third party making such a tender offer in lieu of the Company) purchases all of the 2030 Notes validly tendered and not withdrawn by such holders, the Company (or such third party) will have the right, upon not less than 10, but not more than 60 days' prior notice, given not more than 30 days following such purchase date to the holders of the 2030 Notes and the trustee, to redeem all of the 2030 Notes that remain outstanding following such purchase at a redemption price equal to the price offered to each holder of 2030 Notes (excluding any early tender or incentive fee) in such tender offer plus to the extent not included in the tender offer payment, accrued and unpaid interest, if any.

In certain circumstances involving a change of control triggering event (as defined in the Indenture), the Company will be required to make an offer to repurchase all, or at the holder's option, any part, of each holder's 2030 Notes at a repurchase price equal to 101% of the principal amount, plus accrued and unpaid interest, if any, to the applicable repurchase date.

The 2030 Notes are unsecured obligations and the Indenture contains covenants limiting the Company and its subsidiaries' ability to: (i) create certain liens and enter into sale and lease-back transactions; (ii) create, assume, incur or guarantee certain indebtedness; or (iii) consolidate or merge with or into, or sell or otherwise dispose of all of substantially all of the Company and its subsidiaries' assets to another person. These covenants are subject to a number of limitations and exceptions set forth in the Indenture and non-compliance with these covenants may result in the accelerated repayment of the 2030 Notes and any accrued and unpaid interest.

As of December 31, 2023, the Company was in compliance with all of its covenants under the Indenture.

The net carrying amount of the 2030 Notes, which is presented as a component of long-term debt in the Company's consolidated financial statements, was as follows (in thousands):

	As of December 31,			
	2023		2022	
2030 Notes				
Principal	$	1,000,000	$	1,000,000
Unamortized issuance costs		(9,700)		(11,016)
Net carrying amount	$	990,300	$	988,984

Interest expense related to the 2030 Notes was as follows (in thousands):

	Year Ended December 31,					
	2023		2022		2021	
Contractual interest expense	$	38,750	$	38,642	$	6,781
Amortization of debt issuance costs		1,316		1,261		216
Total interest expense	$	40,066	$	39,903	$	6,997

The debt issuance costs for the 2030 Notes are amortized to interest expense over the term of the 2030 Notes using an annual effective interest rate of 4.05%.

As of December 31, 2023, and 2022, the estimated fair value of the 2030 Notes was approximately $891.8 million and $788.2 million, respectively, determined based on the last trading price of the 2030 Notes during the reporting period (a Level 2 input).

Future interest and principal payments related to the 2030 Notes, as of December 31, 2023, were as follows (in thousands):

Year ending December 31,		
2024	$	38,750
2025		38,750
2026		38,750
2027		38,750
2028		38,750
Thereafter		1,058,120
Total future interest and principal payments related to the 2030 Notes	$	1,251,870

Joint Venture Financing

Refer to Note 15, "Joint Venture", in the notes to the consolidated financial statements for additional information on debt issued by the Company's consolidated subsidiary, Roblox China Holding Corp.

9. Commitments and Contingencies

Purchase Obligations—Non-cancellable contractual purchase obligations, primarily related to the Company's data center hosting providers and software vendors, as of December 31, 2023, are as follows (in thousands):

Year ending December 31,		
2024	$	223,201
2025		157,973
2026		78,117
2027		261
2028		209
Thereafter		—
Total non-cancellable contractual purchase obligations	$	459,761

Letters of Credit—The Company has letters of credit in connection with its operating leases which are not reflected in the Company's consolidated balance sheets as of December 31, 2023 and 2022. The Company has not drawn down from the letters of credit and had $11.6 million and $9.9 million available in aggregate as of December 31, 2023 and 2022, respectively.

Legal Proceedings—The Company is and, from time to time may in the future become, involved in legal proceedings, claims and litigation in the ordinary course of business.

As of December 31, 2023 and 2022, the Company accrued for immaterial losses related to litigation matters that the Company believes to be probable and for which an amount of loss can be reasonably estimated. The Company considered the progress of these cases, the opinions and views of its legal counsel and outside advisors, its experience and settlements in similar cases, and other factors in arriving at the conclusion that a potential loss was probable. The Company cannot determine a reasonable estimate of the maximum possible loss or range of loss for all of these matters given that they are at various stages of the litigation process and each case is subject to the inherent uncertainties of litigation. The Company may incur substantial legal fees, which are expensed as incurred, in defending against these legal proceedings. The maximum amount of liability that may ultimately result from any of these matters cannot be predicted with absolute certainty and the ultimate resolution of one or more of these matters could ultimately have a material adverse effect on our operations.

Indemnification—In the ordinary course of business, the Company enters into agreements that may include indemnification provisions. Pursuant to such agreements, the Company may indemnify, hold harmless and defend an indemnified party for losses suffered or incurred by the indemnified party. Some of the provisions will limit losses to those arising from third-party actions. In some cases, the indemnification will continue after the termination of the agreement. The maximum potential amount of future payments the Company could be required to make under these provisions is not determinable. To date, the Company has not incurred material costs to defend lawsuits or settle claims related to these indemnification provisions.

The Company has also entered into indemnification agreements with its directors and officers that may require the Company to indemnify its directors and officers against liabilities that may arise by reason of their status or service as directors or officers to the fullest extent permitted by Delaware corporate law. To date, the Company has not incurred any material costs and has not accrued any liabilities related to such obligations. The Company also has directors' and officers' insurance.

10. Convertible Preferred Stock

In January 2021, the Company issued 11,888,886 shares of Series H convertible preferred stock to certain institutional accredited investors in a private placement at a purchase price of $45.00 per share for aggregate net proceeds of approximately $534.3 million. There was no underwriter or placement agent used in connection with this sale.

The Company previously issued Series A, Series B, Series C, Series D, Series D-1, Series E, Series F, and Series G prior to 2021. In November 2020, pursuant to a conversion notice and an exchange agreement with entities affiliated with the Company's Founder, President, CEO and Chair of the Company's Board of Directors, all outstanding convertible preferred stock held by those entities were converted into our Class A common stock and thereafter all 57.3 million outstanding shares of Class A common stock held by those entities were exchanged for 57.3 million shares of Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion.

Immediately prior to the completion of the direct listing of the Company's Class A common stock (the "Direct Listing") on the New York Stock Exchange, all outstanding shares of the Company's convertible preferred stock converted into an aggregate of 349,123,976 shares of Class A common stock.

The following table summarizes the convertible preferred stock outstanding immediately prior to the conversion into common stock, and the rights and preferences of the Company's respective series preceding the Direct Listing in March 2021 (in thousands except per share data):

Series	Shares Authorized	Shares Outstanding	Per share price at issuance		Per share conversion price		Aggregate Liquidation Preference		Carrying Value of Preferred	
A	28,000	16,358	$	0.02	$	0.02	$	327	$	313
B	45,532	45,532	$	0.03	$	0.03		1,070		1,054
C	95,290	95,290	$	0.03	$	0.03		2,935		4,150
D	54,860	54,215	$	0.04	$	0.04		2,150		2,097
D-1	44,706	44,706	$	0.09	$	0.09		4,172		12,998
E	24,340	24,340	$	1.03	$	1.03		25,000		24,906
F	33,149	33,149	$	4.53	$	4.53		150,000		149,640
G	23,645	23,645	$	6.34	$	6.34		150,000		149,669
H	12,222	11,889	$	45.00	$	45.00		535,000		534,286
Total	361,744	349,124					$	870,654	$	879,113

The following table summarizes the convertible preferred stock outstanding prior to the conversion into common stock, and the rights and preferences of the Company's respective series as of December 31, 2020 (in thousands except per share data):

| Series | Shares | | Per share price at issuance | Per share conversion price | Aggregate Liquidation Preference | Carrying Value of Preferred |
	Authorized	Outstanding				
A	28,000	16,358	$ 0.02	$ 0.02	$ 327	$ 313
B	45,532	45,532	$ 0.03	$ 0.03	1,070	1,054
C	95,290	95,290	$ 0.03	$ 0.03	2,935	4,150
D	54,860	54,215	$ 0.04	$ 0.04	2,150	2,097
D-1	44,706	44,706	$ 0.09	$ 0.09	4,172	12,998
E	24,340	24,340	$ 1.03	$ 1.03	25,000	24,906
F	33,149	33,149	$ 4.53	$ 4.53	150,000	149,640
G	23,645	23,645	$ 6.34	$ 6.34	150,000	149,669
Total	349,522	337,235			$ 335,654	$ 344,827

11. Stockholders' Equity (Deficit)

Preferred Stock —The Company's amended and restated certificate of incorporation authorizes the issuance of 100.0 million shares of convertible preferred stock with a par value of $0.0001 per share.

Common Stock —The Company's amended and restated certificate of incorporation authorizes the issuance of Class A common stock and Class B common stock. As of December 31, 2023, the Company is authorized to issue 4,935.0 million shares of Class A common stock and 65.0 million shares of Class B common stock. Holders of Class A common stock and Class B common stock are entitled to dividends on a pro rata basis, when, as, and if declared by the Company's Board of Directors, subject to the rights of the holders of the Company's convertible preferred stock. Holders of Class A common stock are entitled to one vote per share, and holders of Class B common stock are entitled to 20 votes per share. Each share of our Class B common stock is convertible into one share of our Class A common stock at any time and will convert automatically upon certain transfers and upon the earliest of (i) the date that is specified by the affirmative vote of the holders of two-thirds of the then-outstanding shares of Class B common stock, (ii) the date on which less than 30% of the Class B common stock that was outstanding on March 2, 2021 continues to remain outstanding, (iii) March 10, 2036, (iv) nine months after the death or permanent disability of Mr. David Baszucki, and (v) nine months after the date on which Mr. Baszucki no longer serves as our CEO or as a member of our Board of Directors. Class A common stock and Class B common stock are not redeemable at the option of the holder.

During the years ended December 31, 2023 and 2021, 1.3 million and 6.0 million shares of Class B common stock held by entities affiliated with Mr. Baszucki, Founder, President, CEO, and Chair of our Board of Directors were converted to Class A common stock, respectively.

Class A and Class B common stock are referred to as common stock throughout the notes to the consolidated financial statements, unless otherwise noted.

The Company reserved shares of common stock for future issuance as follows (in thousands):

	As of December 31,		
	2023	2022	2021
Stock options outstanding	40,159	51,591	63,267
RSUs outstanding	39,846	30,322	14,684
PSUs	905	415	—
CEO Long-Term Performance Award	11,500	11,500	11,500
2020 Equity Incentive Plan	66,114	59,945	52,811
2020 Employee Stock Purchase Plan	16,075	11,093	5,809
Stock warrants outstanding	264	264	324
RSAs outstanding	149	500	468
Total	175,012	165,630	148,863

12. Stock-Based Compensation Expense

2004 Incentive Stock Plan

In 2004, the Company approved the 2004 Incentive Stock Plan (the "2004 Plan"), under which the Board of Directors may grant incentive stock options to employees and nonstatutory stock options to employees, members of the Board of Directors and consultants of the Company and its subsidiaries.

Under the 2004 Plan, incentive stock options and nonstatutory stock options may be granted at a price not less than fair value and 85% of the fair value, respectively (110% of fair value for incentive stock options granted to holders of 10% or more of voting stock). Fair value is determined by the Board of Directors. Options are exercisable over periods not to exceed 10 years (five years for incentive stock options granted to holders of 10% or more of the voting stock) from the date of grant.

The 2004 Plan was terminated on the effective date of the 2017 Amended and Restated Equity Incentive Plan, and accordingly, no shares are available for issuance under the 2004 Plan. The 2004 Plan continues to govern outstanding awards granted thereunder.

2017 Amended and Restated Equity Incentive Plan

In 2017, the Company approved the 2017 Amended and Restated Equity Incentive Plan (the "2017 Plan"), under which the Board of Directors may grant incentive stock options to employees and nonstatutory stock options, stock appreciation rights, restricted stock, and RSUs, to employees, members of the Board of Directors and consultants of the Company and its subsidiaries.

Under the 2017 Plan, incentive stock options and nonstatutory stock options may be granted at a price not less than fair value (110% of fair value for options issued to holders of 10% or more of voting stock). Stock appreciation rights may be granted at a price not less than fair value. Fair value is determined by the Board of Directors. Options are exercisable over periods not to exceed 10 years (five years for incentive stock options granted to holders of 10% or more of the voting stock) from the date of grant.

In connection with the Direct Listing, the 2017 Plan was terminated effective immediately prior to the effectiveness of the 2020 Equity Incentive Plan, and accordingly, no shares are available for issuance under the 2017 Plan. The 2017 Plan continues to govern outstanding awards granted thereunder.

2020 Equity Incentive Plan

In 2020, the Company's Board of Directors adopted, and its stockholders approved, the 2020 Equity Incentive Plan (the "2020 Plan"), which became effective on the business day immediately prior to the effective date of the registration statement for the Company's Direct Listing. Under the 2020 Plan, the Board of Directors may grant incentive stock options to employees and stock appreciation rights, RSAs, and RSUs, performance units and performance shares to employees, members of the Board of Directors and consultants of the Company and its subsidiaries.

Under the 2020 Plan, incentive stock options, nonstatutory stock options, and stock appreciation rights may be granted at a price not less than 100% of the fair market value of the underlying common stock on the date of grant (110% of fair value for incentive stock options issued to holders of 10% or more of voting stock). Options and stock appreciation rights are exercisable over a period not to exceed 10 years (five years for incentive stock options granted to holders of 10% or more of the voting stock) from the date of grant.

Under the 2020 Plan, 60.0 million shares of Class A common stock were initially reserved for future issuance. The number of shares of our Class A common stock reserved for future issuance under our 2020 Plan automatically increases on January 1 of each year by the least of (i) 75.0 million shares; (ii) five percent (5%) of the outstanding shares of all classes of the Company's common stock as of December 31 of the preceding fiscal year; or (iii) a number of shares that may be determined by the Company's Board of Directors. Stock-based awards under the 2020 Plan that expire or are forfeited, cancelled, or repurchased generally are returned to the pool of shares of Class A common stock available for issuance under the 2020 Plan. In addition, subject to the adjustment provisions of the 2020 Plan, the shares reserved for issuance under the 2020 Plan also includes (i) any shares that, as of the day immediately prior to the effective date of the registration statement, have been reserved but not issued pursuant to any awards granted under the 2017 Plan and are not subject to any awards thereunder and (ii) any shares subject to stock options, RSUs or similar awards granted under our 2017 Plan and 2004 Plan that, after the effective date of the registration statement, expire or otherwise terminate without having been exercised or issued in full, are tendered to or withheld by the Company for payment of an exercise price or for tax withholding obligations, or are forfeited to or repurchased by the Company due to failure to vest.

Employee Stock Purchase Plan

In 2020, the Company's Board of Directors adopted, and its stockholders approved, the 2020 Employee Stock Purchase Plan (the "2020 ESPP"), which became effective in connection with the Direct Listing. The 2020 ESPP authorizes the issuance of shares of common stock pursuant to purchase rights granted to employees. At inception, 6.0 million shares of the Company's Class A common stock were reserved for future issuance under the 2020 ESPP. The number of shares of our Class A common stock reserved for future issuance under our 2020 ESPP automatically increases on January 1 of each year by the least of (i) 15.0 million shares; (ii) one percent (1%) of the outstanding shares of all classes of the Company's common stock as of December 31 of the preceding fiscal year; or (iii) a number of shares that may be determined by the Company's Board of Directors

The 2020 ESPP plan is a compensatory plan and includes two components: a component that allows the Company to make offerings intended to qualify under Section 423 of the Internal Revenue Code of 1986 (the "Code") and a component that allows the Company to make offerings not intended to qualify under Section 423 of the Code. Subject to any limitations contained therein, the 2020 ESPP allows eligible employees to contribute (in the form of payroll deductions or otherwise to the extent permitted by the administrator) an amount established by the administrator from time to time in its discretion to purchase Class A common stock at a discounted price per share. The price at which Class A common stock is purchased under the 2020 ESPP is equal to 85% of the fair market value of a share of the Company's Class A common stock on the enrollment date or exercise date, whichever is lower. Offering periods are generally 24 months long and begin on the first trading day on or after February 25 and August 25 of each year with each offering period having four purchase periods of approximately six months each.

Stock-based compensation expense

Stock-based compensation expense included in the consolidated statements of operations was as follows (in thousands):

| | Year Ended December 31, | | |
	2023	2022	2021
Infrastructure and trust & safety	$ 92,147	$ 56,197	$ 35,255
Research and development	607,593	398,899	219,851
General and administrative	131,577	109,607	72,929
Sales and marketing	36,650	24,795	13,907
Total stock-based compensation expense	$ 867,967	$ 589,498	$ 341,942

Stock Options

The following table summarizes the Company's stock option activity (in thousands, except per option data and remaining contractual term):

| | Options Outstanding | | | |
	Number of Shares Subject to Options	Weighted-Average Exercise Price (per Option)	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Balances as of December 31, 2020	98,502	$ 2.55	7.76	$ 3,838,994
Granted	—	—		
Cancelled, forfeited, and expired	(1,862)	$ 3.95		
Exercised	(33,373)	$ 1.95		
Balances as of December 31, 2021	63,267	$ 2.82	6.97	$ 6,348,395
Granted	—	—		
Cancelled, forfeited, and expired	(2,061)	$ 4.06		
Exercised	(9,615)	$ 2.37		
Balances as of December 31, 2022	51,591	$ 2.85	6.00	$ 1,321,183
Granted	—	—		
Cancelled, forfeited, and expired	(762)	$ 4.60		
Exercised	(10,670)	$ 2.23		
Balances as of December 31, 2023	40,159	$ 2.98	5.16	$ 1,716,171
Exercisable as of December 31, 2023	37,753	$ 2.86	5.08	$ 1,618,078
Vested and expected to vest at December 31, 2023	40,159	$ 2.98	5.16	$ 1,716,171

The aggregate intrinsic value of options exercised for the years ended December 31, 2023, 2022, and 2021 was $373.4 million, $423.3 million, and $2,548.3 million, respectively. Aggregate intrinsic value represents the difference between the exercise price of the options and the estimated fair value of the Company's Class A common stock at the time of exercise. The aggregate grant-date fair value of options that vested during the years ended December 31, 2023, 2022, and 2021 was $51.9 million, $64.1 million, and $79.9 million, respectively.

As of December 31, 2023, the Company had $26.9 million of unrecognized stock-based compensation related to unvested options, which is expected to be recognized over a weighted-average remaining requisite service period of 1.0 year.

RSUs and RSAs

The following table summarizes the Company's RSU and RSA activity (in thousands, except per share data):

	Restricted Stock Units		Unregistered Restricted Stock Awards	
	Number of Shares	Weighted-Average Grant Date Value per Share	Number of Shares	Weighted-Average Grant Date Value per Share
Unvested as of December 31, 2020	3,061	$ 31.55	388	$ 37.75
Granted	13,382	$ 78.92	209	$ 81.67
Vested and released	(1,376)	$ 38.46	(129)	$ 37.75
Cancelled	(383)	$ 52.78	—	—
Unvested as of December 31, 2021	14,684	$ 68.03	468	$ 57.37
Granted	25,540	$ 41.09	298	$ 46.00
Vested and released	(8,169)	$ 57.65	(266)	$ 53.67
Cancelled	(1,733)	$ 57.58	—	—
Unvested as of December 31, 2022	30,322	$ 48.73	500	$ 52.55
Granted	27,377	$ 37.59	—	—
Vested and released	(14,812)	$ 45.97	(351)	$ 55.31
Cancelled	(3,041)	$ 46.79	—	—
Unvested as of December 31, 2023	39,846	$ 42.25	149	$ 46.00

As of December 31, 2023, the Company had $1,588.0 million of unrecognized stock-based compensation related to RSUs, which is expected to be recognized over the weighted-average remaining requisite service period of 2.2 years.

RSUs granted prior to our Direct Listing vest upon the satisfaction of both the service condition and a liquidity event-related performance vesting condition which was satisfied on the Effective Date. In the first quarter of 2021, we recorded cumulative stock-based compensation expense of $21.3 million related to all then-outstanding RSUs for which the service-based vesting condition had been satisfied. Stock-based compensation related to the remaining service-based period after the liquidity event-related performance vesting condition was satisfied is being recorded over the remaining requisite service period using the accelerated attribution method.

RSUs granted subsequent to our Direct Listing only have service conditions, which historically have been satisfied generally over four years. For grants made during and subsequent to July 2022, the service condition is satisfied generally over three years.

As of December 31, 2023, the Company had $3.2 million of unrecognized stock-based compensation related to RSAs, which is expected to be recognized over the weighted average remaining requisite service period of 1.3 years.

CEO Long-Term Performance Award

In February 2021, the Leadership Development and Compensation Committee granted the CEO Long-Term Performance Award under the 2017 Plan, which provides him the opportunity to earn a maximum number of 11,500,000 shares of Class A common stock. The CEO Long-Term Performance Award vests upon the satisfaction of a service condition and achievement of certain Class A common stock price targets (referred to as a "Company Stock Price Hurdle"), as described below.

The CEO Long-Term Performance Award is eligible to vest based on the Company's stock price performance over various performance periods, with the first performance period beginning two years after the Effective Date and ending on the seventh anniversary of the Effective Date. The CEO Long-Term Performance Award is divided into seven performance periods that are eligible to vest based on the achievement of various Company Stock Price Hurdles, measured based on an average of our stock price over a consecutive 90-day trading period applicable to the performance period. In addition, Mr. Baszucki must remain employed as our CEO through the date a Company Stock Price Hurdle is achieved in order to earn the RSUs that relate to the applicable Company Stock Price Hurdle. The following table summarizes the various Company Stock Price Hurdles and associated RSUs eligible to vest over each performance period (in thousands, except Company Stock Price Hurdles):

	Company Stock Price Hurdle		Number of RSUs Eligible to Vest	Performance Period Commencement Dates as Measured from the Effective Date
1	$	165.00	750	2 years
2	$	200.00	750	3 years
3	$	235.00	2,000	4 years
4	$	270.00	2,000	5 years
5	$	305.00	2,000	5 years
6	$	340.00	2,000	5 years
7	$	375.00	2,000	5 years

If the Company Stock Price Hurdle fails to reach $165.00 prior to the seventh anniversary of the Effective Date, no portion of the CEO Long-Term Performance Award will vest. Further, any RSUs associated with a Company Stock Price Hurdle not achieved by the seventh anniversary of the Effective Date will terminate and be cancelled for no additional consideration to Mr. Baszucki. The Company Stock Price Hurdles and number of RSUs eligible to vest will be adjusted to reflect any stock splits, stock dividends, combinations, reorganizations, reclassifications, or similar events under the 2017 Plan. Each vested RSU under the CEO Long-Term Performance Award will be settled in a share of our Class A common stock on the next company quarterly settlement date occurring on or after the date on which the RSU vests, regardless of whether Mr. Baszucki remains the CEO as of such date. Company quarterly settlement dates for this purpose are February 20, May 20, August 20, and November 20.

The Company estimated the grant date fair value of the CEO Long-Term Performance Award using a model based on multiple stock price outcomes developed through the use of a Monte Carlo simulation that incorporates into the valuation the possibility that the Company Stock Price Hurdles may not be satisfied. A Monte Carlo simulation model requires use of various assumptions, including the underlying stock price, volatility, and the risk-free interest rate as of the valuation date, corresponding to the length of time remaining in the performance period, and expected dividend yield. The weighted-average grant date fair value of the CEO Long-Term Performance Award was estimated to be $20.19 per share, and the Company estimates that as of the grant date, it will recognize total stock-based compensation expense of approximately $232.2 million over the derived service period of each of the seven separate tranches which is between 3.45 – 5.38 years, using the accelerated attribution method. If the Company Stock Price Hurdles are met sooner than the derived service period, the stock-based compensation expense will be adjusted to reflect the cumulative expense associated with the vested award. The stock-based compensation expense will be recognized over the requisite service period if Mr. Baszucki provides service as the Company's CEO, regardless of whether the Company Stock Price Hurdles are achieved.

The Company recorded $48.9 million, $48.9 million, and $42.0 million of stock-based compensation expense related to the CEO Long-Term Performance Award during the years ended December 31, 2023, 2022, and 2021, respectively, within general and administrative expenses. As of December 31, 2023, unrecognized stock-based compensation expense related to the CEO Long-Term Performance Award was $92.4 million which will be recognized over the remaining derived service period of each respective tranche.

PSUs

2023 PSU Grants

During the second quarter of 2023, the Leadership Development and Compensation Committee granted performance-based restricted stock unit awards (the "2023 PSU Grants"), to certain members of management. The number of shares that can be earned will range from 0% to 200% of the target number of shares, based on the Company's performance against two independent performance measures relative to pre-established thresholds during a two-year performance period ending on December 31, 2024. The two independent performance measures include the Company's cumulative (i) bookings and (ii) Covenant Adjusted EBITDA during the performance period, as those performance measures are defined in the respective grant agreements with each employee. Further, the awards are subject to continuous employment, with the first vesting to occur in the first quarter of 2025 (in which 50% of any awards earned will vest) and the second vesting to occur in the second quarter of 2026 (in which the remaining 50% of any awards earned will vest).

As of December 31, 2023, the number of shares under the 2023 PSU Grants that can be earned at target performance totaled 277,361, with 80% of the target number of shares allocated to the cumulative bookings performance measure and 20% of the target number of shares allocated to the Covenant Adjusted EBITDA performance measure.

The Company recognizes stock-based compensation expense for the 2023 PSU Grants based upon the per-share grant date fair value of $45.70 on an accelerated attribution method over the requisite service period of each separately vesting tranche. At each reporting period, the amount of stock-based compensation is determined based on the probability of achievement against the pre-established performance measures and if necessary, a cumulative catch-up adjustment is recorded to reflect any revised estimates regarding the probability of achievement.

The Company recorded $6.4 million of stock-based compensation expense related to the 2023 PSU Grants during the year ended December 31, 2023. Based on the expected probability of achievement against the pre-established performance measures as of December 31, 2023, unrecognized stock-based compensation expense related to the 2023 PSU Grants was $12.8 million as of December 31, 2023, which is expected to be recognized over the remaining derived service period of each respective tranche.

2022 PSU Grants

During the second quarter of 2022, the Leadership Development and Compensation Committee granted performance-based restricted stock unit awards (the "2022 PSU Grants"), to certain members of management. On the grant date, the target number of 2022 PSU Grants was 207,284. The number of shares that can be earned will range from 0% to 200% of the target number of shares, based on the Company's stock price performance and achievement of certain stock price hurdles during the last quarter of the second year through the end of the third year of a three-year performance period (the "2022 PSU Grant Stock Price Hurdles") and subject to continuous employment through such date.

The Company estimated the grant date fair value of the 2022 PSU Grants using a model based on multiple stock price outcomes developed through the use of a Monte Carlo simulation which incorporates into the valuation the possibility that the 2022 PSU Grant Stock Price Hurdles may not be satisfied. The grant date fair value of the 2022 PSU Grants was estimated to be $43.13 per share, and the Company estimates that it will recognize total stock-based compensation expense of approximately $7.5 million using the accelerated attribution method over the derived service period of each tranche which is equal to five measurement periods commencing with the last quarter of the second year and ending with the last quarter of the third year. If the 2022 PSU Grant Stock Price Hurdles are met sooner than the derived service period, the stock-based compensation expense will be adjusted to reflect the cumulative expense associated with the vested award. Stock-based compensation expense will be recognized over the requisite service period if the members of management continue to provide service to the Company, regardless of whether the 2022 PSU Grant Stock Price Hurdles are achieved.

The Company recorded $3.2 million and $3.0 million of stock-based compensation expense related to the 2022 PSU Grants during the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023, unrecognized stock-based compensation expense related to the 2022 PSU grants was $1.3 million which will be recognized over the remaining derived service period of each of five tranches.

Employee Stock Purchase Plan

The following table presents the assumptions used in estimating the grant date fair value of purchase rights granted under the 2020 ESPP for the offerings made in the respective years including reset and rollover:

	Year Ended December 31,								
	2023			**2022**			**2021**		
Risk-free interest rate	4.78%	-	5.61%	0.71%	-	3.35%	0.06%	-	0.25%
Expected volatility	47.92%	-	75.99%	54.16%	-	81.51%	46.97%	-	56.91%
Dividend yield	—%			—%			—%		
Expected terms (in years)	0.49	-	2.00	0.50	-	2.01	0.44	-	2.00

The Company recorded $32.0 million, $25.7 million, and $9.9 million of stock-based compensation expense related to the 2020 ESPP during the years ended December 31, 2023, 2022, and 2021, respectively.

13. Accumulated Other Comprehensive Income (Loss)

The following table shows a summary of changes in accumulated other comprehensive income/(loss) by component for the periods presented (in thousands):

	Foreign Currency Translation	Unrealized Gains/(Losses) on Available-For-Sale Debt Securities	Total
Balance as of December 31, 2021	$ 62	$ —	$ 62
Other comprehensive income/(loss) before reclassifications	609	—	609
Amounts reclassified from accumulated other comprehensive income/(loss)	—	—	—
Change in accumulated other comprehensive income/(loss), net of tax	609	—	609
Balance as of December 31, 2022	$ 671	$ —	$ 671
Other comprehensive income/(loss) before reclassifications	771	(1,845)	(1,074)
Amounts reclassified from accumulated other comprehensive income/(loss)	—	1,939	1,939
Change in accumulated other comprehensive income/(loss), net of tax	771	94	865
Balance as of December 31, 2023	$ 1,442	$ 94	$ 1,536

14. Employee and Director Benefits

Defined Contribution Plan

The Company sponsors a 401(k) defined contribution retirement plan for eligible employees. For the year ended December 31, 2023, the Company matched 100% of all employee contributions, up to 50% of the Internal Revenue Service ("IRS") deferral limit. For the years ended December 31, 2022 and 2021, the Company matched 100% of the first 3% of employee contributions and 50% of the next 2% for each employee, subject to the maximum total contribution mandated by the IRS.

The Company made matching contributions in the amount of $24.9 million, $14.6 million, and $9.3 million for the years ended December 31, 2023, 2022, and 2021, respectively.

Deferred Compensation Plan

The Company established the Roblox Corporation Nonqualified Deferred compensation Plan (as amended, the "NQDC Plan") for its non-employee directors and a select group of management employees. Eligible participants may voluntarily elect to participate in the NQDC Plan. Unless otherwise determined by the committee that administers the NQDC Plan, eligible employee participants may elect annually to defer up to 90% of their base salary, up to 100% of their cash bonus compensation (if any), and up to 65% of any RSUs or PSUs granted under the Company's 2020 Plan (if any), and eligible non-employee director participants may elect annually to defer up to 100% of their cash director fees and any RSUs granted under the Company's 2020 Plan. Obligations of the Company under the NQDC Plan represent at all times unsecured general obligations of the Company to pay deferred compensation in the future in accordance with the terms of the NQDC Plan.

Cash amounts deferred under the plan may only later be settled in cash and are credited or charged with the performance of investment options offered under the NQDC Plan as elected by the participants. The amount credited or charged to each participant's cash deferrals are based on the performance of a hypothetical portfolio of investments which are tracked by an administrator, with such credits or charges included as a component of operating expenses in the Company's consolidated statements of operations. The cash obligations due to participants are presented as other long-term liabilities on the Company's consolidated balance sheet.

The Company generally funds the cash obligations associated with the NQDC Plan by purchasing investments that match the hypothetical investment choices made by the plan participants. The investments (and any uninvested cash) are held in a rabbi trust in order to receive certain tax benefits. The rabbi trust is subject to creditor claims in the event of insolvency, but the assets held in the rabbi trust are not available for general corporate purposes. The investments held in the rabbi trust are presented as short-term investments and any uninvested cash is presented as cash and cash equivalents on the Company's consolidated balance sheet.

As it relates to any deferred RSUs and PSUs, the Company ensures enough shares of its Class A common stock are reserved to settle all obligations under the NQDC Plan. These obligations are settled on the date(s) elected by the participant. The accounting for the RSUs and PSUs deferred under the NQDC Plan is consistent with the accounting for non-deferred RSUs and PSUs.

15. Joint Venture

Background

In February 2019, the Company entered into a joint venture agreement with Songhua River Investment Limited ("Songhua"), an affiliate of Tencent Holdings Ltd. ("Tencent Holdings"), to create Roblox China Holding Corp. (in which Roblox holds a 51% ownership interest as it relates to the voting shares). Songhua contributed $50.0 million in capital in exchange for a 49% ownership interest in Roblox China Holding Corp. The business of the joint venture (either directly or indirectly through the joint venture's wholly owned subsidiaries) is to engage in the (i) development, localization, and licensing of the Roblox application to Shenzhen Tencent Computer Systems Co., Ltd. for operation and publication as a game in China, and (ii) development, localization, and licensing to creators of a Chinese version of the Roblox Studio and to oversee relations with local Chinese developers.

The joint venture is consolidated into the Company's consolidated financial statements as the Company maintains a controlling financial interest through voting rights, while the minority member of the joint venture does not have substantive participating rights or veto rights. The Company classifies the 49% ownership interest held by Songhua as a noncontrolling interest on its consolidated balance sheet.

Joint Venture Financing

On May 10, 2023, Roblox China Holding Corp. (the "Borrower") issued $30.0 million aggregate principal debt which matures on May 10, 2026 (the "2026 Notes"), unless earlier prepaid by the Borrower or converted by the holders into the Borrower's voting shares. Further, the Borrower, at its sole election, may extend the maturity date by two years.

The 2026 Notes were funded by the Company and Songhua (the "Lenders") in the amount of $15.3 million and $14.7 million, respectively. The 2026 Notes bear interest at a rate of 6.0% per annum, with accrued interest payable on the final maturity date.

At any point, the Lenders may voluntarily convert the 2026 Notes into voting shares of the Borrower, provided that immediately after such conversion, the Lenders continue to own the same percentage of voting shares in the Borrower as they did immediately prior to the conversion. The conversion ratio will be determined at the time of such conversion (if any), and will be determined by dividing the then fair value of the Borrower's voting shares (as mutually agreed to by the Lenders and Borrower) into the sum of the unpaid principal and accrued interest.

The portion of the 2026 Notes outstanding to Songhua is reflected in the Company's consolidated financial statements as long-term debt, net, at its principal amount, while the portion outstanding to the Company – including any related interest expense – is eliminated upon consolidation. Interest expense related to the 2026 Notes was $0.5 million for the year ended December 31, 2023.

16. Income Taxes

The components of loss before income taxes were as follows (in thousands):

		Year Ended December 31,				
		2023		2022		2021
Domestic	$	(1,151,493)	$	(916,592)	$	(472,141)
Foreign		(6,990)		(13,997)		(31,659)
	$	(1,158,483)	$	(930,589)	$	(503,800)

The components of the provision for/(benefit from) income taxes were as follows (in thousands):

		Year Ended December 31,				
		2023		2022		2021
Current provision:						
Federal	$	(144)	$	144	$	—
State		(561)		2,405		678
Foreign		1,255		1,582		—
Total current provision		550		4,131		678
Deferred provision:						
Federal		—		(474)		(878)
State		—		(105)		(120)
Foreign		(96)		—		—
Total deferred provision		(96)		(579)		(998)
Provision for/(benefit from) income taxes	$	454	$	3,552	$	(320)

The provision for/(benefit from) income taxes differs from the amount estimated by applying the statutory income (loss) before taxes as follows:

	Year Ended December 31,		
	2023	2022	2021
Federal tax at statutory rate	21 %	21 %	21 %
State tax at statutory rate, net of federal benefit	2	2	2
Research and development credits	6	2	10
Change in valuation allowance	(27)	(21)	(117)
Stock-based compensation	(3)	(4)	84
Other	1	0	0
Provision for/(benefit from) income taxes	0 %	0 %	0 %

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The following table presents the components of the Company's deferred tax assets (liabilities) for the periods presented (in thousands):

	Year Ended December 31,		
	2023	2022	2021
Deferred tax assets:			
Accrued expenses	$ 14,231	$ 13,593	$ 11,466
Deferred revenue	246,144	198,130	107,221
Net operating loss carryforwards	599,804	490,309	505,668
Tax credit carryforwards	155,246	85,527	65,855
Stock-based compensation	29,083	28,238	35,368
Operating lease liabilities	176,007	130,688	56,897
Capitalized research and development	366,898	178,488	—
Interest	—	—	1,556
Other	2,914	1,988	1,369
Total gross deferred tax asset	1,590,327	1,126,961	785,400
Less: valuation allowance	(1,222,211)	(907,226)	(711,297)
Net deferred tax assets	368,116	219,735	74,103
Deferred tax liabilities:			
Fixed assets	(28,645)	(92,009)	(13,889)
Intangible assets	(2,735)	(6,694)	(9,060)
Operating lease right-of-use assets	(154,334)	(121,032)	(51,154)
Deferred cost of revenue	(182,495)	—	—
Total deferred tax liabilities	(368,209)	(219,735)	(74,103)
Net deferred tax liabilities	$ (93)	$ —	$ —

We have not provided U.S. income taxes or foreign withholding taxes on the undistributed earnings of our profitable foreign subsidiaries because we intend to permanently reinvest such earnings in foreign operations. As of December 31, 2023 and 2022, the cumulative amount of earnings upon which income taxes have not been provided is not material.

The Company accounts for deferred taxes under ASC 740, Income Taxes, which requires a reduction of the carrying amounts of deferred tax assets by a valuation allowance if, based on available evidence, it is more likely than not that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed periodically based on the ASC 740 more-likely-than-not realization threshold criterion. This assessment considers matters such as future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies and results of recent operations. The evaluation of the recoverability of the deferred tax assets requires that we weigh all positive and negative evidence to reach a conclusion that it is more likely than not that all or some portion of the deferred tax assets will not be realized. The weight given to the evidence is commensurate with the extent to which it can be objectively verified. Due to our lack of U.S. earnings history, the net U.S. deferred tax assets have been fully offset by a valuation allowance. There are immaterial deferred tax assets and deferred tax liabilities in our foreign jurisdictions without valuation allowance.

The Company's valuation allowance increased by $315.0 million, $195.9 million, and $589.0 million, in the years ended December 31, 2023, 2022, and 2021, respectively.

As of December 31, 2023, we had federal net operating loss carryforwards of $2,382.3 million, which do not expire, federal net operating loss carryforwards of $52.2 million, which begin to expire in 2035, state net operating loss carryforwards of $1,261.4 million, which begin to expire in 2024, and foreign net operating loss carryforwards of $66.8 million, which begin to expire in 2024.

As of December 31, 2023, we had U.S. federal and California research and development tax credits of approximately $201.3 million and $139.3 million, respectively. The federal research and development credits begin to expire in 2030, while California credits do not expire.

Under Internal Revenue Code Section 382 ("Section 382"), an ownership change generally occurs if one or more stockholders or groups of stockholders who own at least 5% of our stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. Similar rules may apply under state tax laws. The Company did experience one or more ownership changes in financial periods ending on or before December 31, 2023. In this regard, the Company has determined that based on the timing of the ownership change and the corresponding Section 382 limitations, none of its net operating losses or other tax attributes appear to expire subject to such limitation.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows (in thousands):

	As of December 31,		
	2023	2022	2021
Unrecognized tax benefits at beginning of year	$ 96,372	$ 72,919	$ 19,386
Increases related to current year tax positions	59,917	25,458	53,440
Increases related to prior year tax positions	16,100	865	93
Decreases related to prior year tax positions	—	(2,870)	—
Unrecognized tax benefits at end of year	$ 172,389	$ 96,372	$ 72,919

We classify uncertain tax positions as non-current liabilities unless expected to be paid within one year or otherwise directly related to an existing deferred tax asset, in which case the uncertain tax position is recorded as an offset to the deferred tax asset on the consolidated balance sheet. As of December 31, 2023, we had gross unrecognized tax benefits of approximately $172.4 million, of which $1.4 million would impact income tax expense if recognized. As of December 31, 2022, we had gross unrecognized tax benefits of approximately $96.4 million. The Company does not anticipate any significant change within twelve months of this reporting date.

Our policy is to recognize interest and penalties related to income taxes as components of interest expense and other expense, respectively. The Company accrued interest and penalties of $0.4 million and $0.2 million in the years ended December 31, 2023 and December 31, 2022, respectively. The Company did not accrue interest and penalties related to unrecognized tax benefits as of December 31, 2021.

The Company is subject to taxation in the United States, various states, and foreign jurisdictions. All tax years for U.S. federal and California tax returns currently remain open for examination by the tax authorities. As of December 31, 2023, we are no longer subject to foreign examinations by tax authorities for years before 2019. As of December 31, 2023, the Company is under examination in a foreign jurisdiction and is not under examination by the Internal Revenue Service or any state tax jurisdictions.

On January 1, 2022, a provision of the Tax Cuts and Jobs Act of 2017 eliminated the option to deduct research and development expenditures and instead requires taxpayers to amortize such costs over five years. This change did not have a significant impact to the Company's provision for income tax for the years ended December 31, 2023 and 2022 as the Company has net operating loss carryforwards to offset the impact of the change and maintains a full valuation allowance against its deferred tax assets. Further, the Company does not anticipate this change to have a significant impact to the provision for income tax for the year ended December 31, 2024 and will continue to evaluate the impact on its business in future periods.

17. Basic and Diluted Net Loss Per Common Share

The following table presents the calculation of basic and diluted net loss per share (in thousands, except per share data):

		Year ended December 31,				
		2023		**2022**		**2021**
Basic and diluted net loss per share						
Numerator						
Consolidated net loss	$	(1,158,937)	$	(934,141)	$	(503,480)
Less: net loss attributable to noncontrolling interests		(6,991)		(9,775)		(11,829)
Net loss attributable to common stockholders	$	(1,151,946)	$	(924,366)	$	(491,651)
Denominator						
Weighted-average common shares used in computing net loss per share attributable to common stockholders, based and diluted		616,445		595,559		505,858
Net loss per share attributable to common stockholders, basic and diluted	$	(1.87)	$	(1.55)	$	(0.97)

The potential shares of common stock that were excluded from the computation of diluted net loss per share because including them would have been anti-dilutive are as follows (in thousands):

	Year ended December 31,		
	2023	**2022**	**2021**
Stock options outstanding	40,159	51,591	63,267
RSUs outstanding	39,846	30,322	14,684
2020 ESPP	3,347	2,311	523
2023 PSUs Grants based on performance target achievement at period-end[1]	9	—	—
Stock warrants outstanding	264	264	324
RSAs outstanding	149	500	468
Total	83,774	84,988	79,266

(1) Represents the hypothetical number of shares that would have been earned under the Company's 2023 PSU Grants had the performance period ended on the balance sheet date.

The CEO Long-Term Performance Award and 2022 PSU Grants were excluded from the above table because the respective stock price targets had not been met as of the periods presented.

18. Geographic Information

Long-lived assets, comprising property and equipment, net, by geographic area were as follows (in thousands):

		As of December 31,		
		2023		**2022**
United States	$	646,572	$	553,127
Rest of world		48,788		39,219
Total	$	695,360	$	592,346

19. Subsequent Events

On February 7, 2024, the Company executed a lease assignment as sub-lessee pursuant to which the Company will sublease approximately 133,137 square feet of office space in San Mateo, California for a lease term of approximately five years (the "2024 Sub-Lessee Agreement"). Concurrent with the execution of the 2024 Sub-Lessee Agreement, the Company executed a sublease as sub-lessor pursuant to which it will sublease approximately 61,773 square feet of its San Mateo, California corporate headquarters to the sub-lessee for a lease term of approximately 3 years (the "2024 Sub-Lessor Agreement"). Both the 2024 Sub-Lessee Agreement and 2024 Sub-Lessor Agreement are contingent upon each respective landlord's consent, amongst other contingencies.

The initial annual base rent under the 2024 Sub-Lessee Agreement ranges from approximately $8.0 million to $9.0 million over the lease term and the Company expects to take possession in the first half of 2024. The initial annual base rent due to the Company under the 2024 Sub-Lessor Agreement ranges from approximately $4.0 million to $5.0 million over the lease term and the Company expects to provide possession in the first half of 2024.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosures

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the Exchange Act), means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, our management recognizes that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable assurance that the objectives of the disclosure controls and procedures are met. Based on the evaluation of our disclosure controls and procedures as of December 31, 2023, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer and oversight of our Audit & Compliance Committee, our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2023. Deloitte & Touche LLP, an independent registered public accounting firm, has issued an audit report with respect to the effectiveness of our internal control over financial reporting as of December 31, 2023, which is included in Item 8 of this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the three months ended December 31, 2023, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls and Procedures

In designing and evaluating the disclosure controls and procedures and internal control over financial reporting, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures and internal control over financial reporting must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Item 9B. Other Information

During our last fiscal quarter, the following directors and officers, as defined in Rule 16a-1(f), adopted a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement" as defined in Regulation S-K Item 408:

On November 29, 2023, David Baszucki, our Chief Executive Officer and member of our Board of Directors, adopted a Rule 10b5-1 trading arrangement as an individual, as trustee of The Baszucki Family Foundation, and as a representative of the Bessemer Trust Company of Delaware who serves as trustee for the 2020 Jan Baszucki Gift Trust, dated April 3, 2020 and the 2020 David Baszucki Gift Trust, dated April 3, 2020. The trading arrangement provides for the sale from time to time of an aggregate of up to 10,581,062 shares of Class A Common Stock and the gift of an aggregate of up to 2,364,016 shares of Class A Common Stock to a charitable organization. The trading arrangement expires on February 24, 2025, or earlier if all transactions under the trading arrangement are completed. The trading arrangement is intended to satisfy the affirmative defense in Rule 10b5-1(c).

On November 20, 2023, Anthony Lee, a member of our Board of Directors, adopted a Rule 10b5-1 trading arrangement, as a trustee of the Fallen Leaf Revocable Trust. The trading plan provides for the sale from time to time of an aggregate of up to 500,000 shares of Class A Common Stock. The trading arrangement expires on March 31, 2025, or earlier if all transactions under the trading arrangement are completed. The trading arrangement is intended to satisfy the affirmative defense in Rule 10b5-1(c).

On November 28, 2023, Greg Baszucki, a member of our Board of Directors, adopted a Rule 10b5-1 trading arrangement as trustee of the Greg & Christina Baszucki Living Trust, dated August 18, 2016. The trading plan arrangement provides for the sale from time to time of an aggregate of up to 468,000 shares of Class A Common Stock. The trading arrangement expires on March 7, 2025, or earlier if all transactions under the trading arrangement are completed. The trading arrangement is intended to satisfy the affirmative defense in Rule 10b5-1(c).

On November 18, 2023, Michael Guthrie, our Chief Financial Officer, adopted a Rule 10b5-1 trading arrangement providing for the sale from time to time of an aggregate of up to 500,000 shares of Class A Common Stock. The trading arrangement expires on December 13, 2024, or earlier if all transactions under the trading arrangement are completed. The trading arrangement is intended to satisfy the affirmative defense in Rule 10b5-1(c).

No other officers or directors, as defined in Rule 16a-1(f), adopted or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement" as defined in Regulation S-K Item 408, during the last fiscal quarter.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspection

Not applicable.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

Information responsive to this item is incorporated herein by reference to our definitive proxy statement with respect to our 2024 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

Item 11. Executive Compensation

Information responsive to this item is incorporated herein by reference to our definitive proxy statement with respect to our 2024 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

Item 12. Security Ownership of Certain Beneficial Owner and Management and Related Stockholder Matters

Information responsive to this item is incorporated herein by reference to our definitive proxy statement with respect to our 2024 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information responsive to this item is incorporated herein by reference to our definitive proxy statement with respect to our 2024 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

Item 14. Principal Accounting Fees and Services

Information responsive to this item is incorporated herein by reference to our definitive proxy statement with respect to our 2024 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

Part IV

Item 15. Exhibits and Financial Statement Schedules

Exhibits

The exhibits listed below are filed as part of this Annual Report on Form 10-K or are incorporated herein by reference, in each case as indicated below.

Financial Statement Schedules

All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.

EXHIBIT INDEX

Exhibit Number	Description	Incorporated by Reference			
		Form	File No.	Exhibit	Filing Date
3.1	Amended and Restated Certificate of Incorporation of the registrant.	10-Q	001-39763	3.1	May 13, 2021
3.2	Amended and Restated Bylaws of the registrant.	8-K	001-39763	3.1	September 14, 2023
4.1	Form of Class A common stock certificate of the registrant.	S-1/A	333-250204	4.1	January 8, 2021
4.2	Amended and Restated Investors' Rights Agreement among the registrant and certain holders of its capital stock, dated as of January 6, 2021.	S-1/A	333-250204	4.2	January 8, 2021
4.3	Form of Common Stock Warrant issued in connection with an acquisition between the registrant, Jerome Boulon and CaliStream, LLC.	S-1/A	333-250204	4.3	January 8, 2021
4.4	Indenture, dated as of October 29, 2021, between the registrant and U.S. Bank National Association, as Trustee.	8-K	001-39763	4.1	October 29, 2021
4.5	Form of 3.875% Senior Notes due 2030 (included in Exhibit 4.4).	8-K	001-39763	4.2	October 29, 2021
4.6	Description of Capital Stock of the registrant.	10-K	001-39763	4.8	February 25, 2022
10.1+	Form of Indemnification Agreement between the registrant and each of its directors and executive officers.	S-1/A	333-250204	10.1	January 8, 2021
10.2*+	2020 Equity Incentive Plan and related form agreements.				
10.3+	Amended and Restated 2017 Equity Incentive Plan, as amended, and related form agreements.	S-1/A	333-250204	10.4	January 8, 2021
10.4+	2004 Incentive Stock Plan, as amended, and related form agreements.	S-1/A	333-250204	10.5	January 8, 2021
10.5+	2020 Employee Stock Purchase Plan and related form agreements.	S-1/A	333-250204	10.6	January 8, 2021
10.6	Form of Class B Exchange Agreement between the registrant and certain stockholders.	S-1/A	333-250204	10.7	January 8, 2021
10.7+	Form of Change in Control and Severance Agreement, as amended and restated, between the registrant and each of its executive officers.	10-K	001-39763	10.7	February 25, 2022
10.8	Outside Director Compensation Policy, as amended	10-Q	001-39763	10.2	May 10, 2023
10.9+	Confirmatory Offer Letter by and between the registrant and David Baszucki dated March 3, 2021.	10-Q	001-39763	10.6	May 13, 2021
10.10+	Confirmatory Offer Letter by and between the registrant and Michael Guthrie dated November 18, 2020.	S-1/A	333-250204	10.12	January 8, 2021
10.11+	Confirmatory Offer Letter by and between the registrant and Barbara Messing dated November 18, 2020.	S-1/A	333-250204	10.13	January 8, 2021
10.12+	Confirmatory Offer Letter by and between the registrant and Daniel Sturman dated November 18, 2020.	S-1/A	333-250204	10.14	January 8, 2021

10.13+	Confirmatory Offer Letter by and between the registrant and Mark Reinstra dated November 18, 2020.	S-1/A	333-250204	10.15	January 8, 2021
10.14+	Offer Letter by and between the registrant and Manuel Bronstein dated as of January 31, 2021.	10-Q	001-39763	10.4	May 13, 2021
10.15+	Offer Letter, by and between the registrant and Amy Rawlings dated as of July 15, 2022.	10-Q	001-39763	10.1	November 9, 2022
19.1*	Insider Trading Policy of the registrant.				
21.1*	List of subsidiaries of the registrant.				
23.1*	Consent of independent registered public accounting firm.				
24.1*	Power of Attorney, Reference is made to the signature page.				
31.1*	Certification of the Principal Executive Officer pursuant to Exchange Act Rule 13a-14 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				
31.2*	Certification of the Principal Financial Officer pursuant to Exchange Act Rule 13a-14 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				
32.1†	Certification of the Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.				
97.1*	Compensation Recovery Policy of the registrant.				
101.INS*	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.				
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.				
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.				
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.				
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.				
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.				
104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).				

_____

*   Filed herewith.

\+   Indicates management contract or compensatory plan.

†   The certifications furnished in Exhibit 32.1 hereto are deemed to accompany this Annual Report on Form 10-K are not deemed filed with the SEC and are not to be incorporated by reference into any filing of the Registrant under the Securities Act of 1933, as amended (the "Exchange Act"), whether made before or after the date of this Annual Report on Form 10-K.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in San Mateo, California, on the 21st day of February, 2024.

Roblox Corporation

By: /s/ David Baszucki
_____
David Baszucki
Founder, President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David Baszucki, Michael Guthrie, and Mark Reinstra, and each one of them, as their true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for them and in their name, place, and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ David Baszucki David Baszucki	Founder, President, Chief Executive Officer and Chair of Board of Directors *(Principal Executive Officer)*	February 21, 2024
/s/ Michael Guthrie Michael Guthrie	Chief Financial Officer *(Principal Financial Officer)*	February 21, 2024
/s/ Amy Rawlings Amy Rawlings	Chief Accounting Officer *(Principal Accounting Officer)*	February 21, 2024
/s/ Gregory Baszucki Gregory Baszucki	Director	February 21, 2024
/s/ Christopher Carvalho Christopher Carvalho	Director	February 21, 2024
/s/ Jason Kilar Jason Kilar	Director	February 21, 2024
/s/ Anthony P. Lee Anthony P. Lee	Director	February 21, 2024
/s/ Gina Mastantuono Gina Mastantuono	Director	February 21, 2024
/s/ Andrea Wong Andrea Wong	Director	February 21, 2024

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(This page has been left blank intentionally.)

Roblox Corporation

Copies of Roblox Corporation's Annual Report on Form 10-K, as well as other financial reports and news from us, may be read and downloaded from our website at ir.roblox.com. If you do not have online access, you may request printed materials by contacting Roblox Corporation investor Relations at ir@roblox.com.

Board of Directors

David Baszucki
Gregory Baszucki
Christopher Carvalho
Jason Kilar
Anthony P. Lee
Gina Mastantuono
Andrea Wong

Management Team

David Baszucki
Founder, President and
Chief Executive Officer

Manuel Bronstein
Chief Product Officer

Arvind Chakravarthy
Chief People and
Systems Officer

Michael Guthrie
Chief Financial Officer

Matt Kaufman
Chief Safety Officer

Mark Reinstra
General Counsel and
Corporate Secretary

Daniel Sturman
Chief Technology Officer

Christina Wootton
Chief Partnerships Officer

Stock Exchange

Roblox Class A common stock is listed for trading on the New York Stock Exchange under the symbol "RBLX".

Stock Transfer Agent and Registrar of Stock

Equiniti Trust Company, LLC
P.O. Box 500
Newark, NJ 07101
phone: (800) 937-5449 or (718) 921-8124

Auditors

Deloitte & Touche LLP
San Jose, California

Corporate Counsel

Wilson Sonsini Goodrich & Rosati, P.C.
Palo Alto, California

Investor Relations Contact Information

Roblox Corporation
970 Park Place
San Mateo, CA 94403
ir.roblox.com
email: ir@roblox.com



970 Park Place
San Mateo, California 94403

ir.roblox.com